Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS

CONCERNING THE ARRANGEMENT INVOLVING

TAHOE RESOURCES INC.

AND

LAKE SHORE GOLD CORP.

MARCH 31, 2016

NOTICE OF MEETING

AND
MANAGEMENT INFORMATION CIRCULAR

MARCH 7, 2016

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor or the proxy solicitor retained by Lake Shore Gold Corp. D.F. King, by: (i) telephone, toll free in North America at 1-800-398-2142 or outside North America at 1-201-806-7301, or (ii) by email at inquiries@dfking.com.  No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offence to claim otherwise.

March 7, 2016

Dear Shareholder,

On behalf of the directors of Lake Shore Gold Corp. (“Lake Shore”), I cordially invite you to attend the special meeting (the “Lake Shore Meeting”) of the shareholders of Lake Shore (the “Lake Shore Shareholders”) to be held at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, 123 Queen Street West, Toronto, Ontario M5H 2M9, on March 31, 2016 at 10:00 a.m. (Toronto time).

The Lake Shore Meeting is being held for the purposes of approving the Arrangement Resolution (as defined below) in respect of a proposed plan of arrangement (the “Arrangement”) involving Lake Shore and Tahoe Resources Inc. (“Tahoe”) pursuant to which Tahoe will acquire all of the issued and outstanding common shares of Lake Shore (the “Lake Shore Shares”) from the Lake Shore Shareholders in exchange for common shares of Tahoe (the “Tahoe Shares”) on the basis of 0.1467 of a Tahoe Share for each Lake Shore Share. The Arrangement will result in Lake Shore becoming a wholly-owned subsidiary of Tahoe.  In order to complete the Arrangement, the approval of Lake Shore Shareholders must be obtained in respect of the Arrangement Resolution.

At the Lake Shore Meeting, you will be asked to consider and, if deemed advisable, approve, with or without amendment a special resolution (the “Arrangement Resolution”) approving (i) a reduction in the stated capital account maintained in respect of the Lake Shore Shares in connection with the Arrangement (the “Capital Reduction”), and (ii) a statutory plan of arrangement pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”).  The full text of the Arrangement Resolution, and a more detailed description of the Arrangement are included in the management information circular (the “Circular”) that accompanies this letter.

To be effective, the Arrangement Resolution must be approved by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast by the Lake Shore Shareholders at the Lake Shore Meeting present in person or by proxy.  The Arrangement Resolution must also be approved by a simple majority of the votes cast by the Lake Shore Shareholders at the Lake Shore Meeting in person or by proxy, excluding the votes cast in respect of Lake Shore Shares held by Mr. Anthony Makuch and any related parties or joint actors, and such other Lake Shore Shareholders required to be excluded by Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.  The completion of the Arrangement is also subject to certain other conditions, including receipt of the approval of the Arrangement by the Ontario Superior Court of Justice (the “Court”), the approval by the shareholders of Tahoe of the issuance of the Tahoe Shares in connection with the Arrangement and other regulatory approvals and customary closing conditions, all of which are described in more detail in the attached Circular.

After considering, among other things, an opinion from its financial advisor, BMO Nesbitt Burns Inc., which concluded that, based upon and subject to the scope of review and the assumptions and limitations contained in the opinion, the consideration to be received by the Lake Shore Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Lake Shore Shareholders and the recommendation of the special committee formed for the purposes of considering the Arrangement, the board of directors of Lake Shore (the “Board”) has unanimously determined that the Arrangement is fair to Lake Shore Shareholders and is in the best interests of Lake Shore.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD UNANIMOUSLY RECOMMENDS THAT LAKE SHORE SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

Each of the directors and senior officers of Lake Shore intends to vote his or her Lake Shore Shares FOR the approval of the Arrangement Resolution. In this regard, the directors and senior officers of Lake Shore, who, as of the date hereof, in the aggregate beneficially own, directly or indirectly, 1,175,553 Lake Shore Shares, representing approximately 0.25% of the issued and outstanding Lake Shore Shares, have agreed with Tahoe to vote their Lake Shore Shares (and any Lake Shore Shares issued or acquired by them) for the Arrangement Resolution.

It is very important that your Lake Shore Shares be represented at the Lake Shore Meeting.  Whether or not you are able to attend the Lake Shore Meeting in person, we urge you to complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose or by fax to 1-866-249-7775 for North America or to (416) 263-9524 for international faxes.

All proxies, to be valid, must be received by Computershare Investor Services Inc. (“Computershare”), 100 University Ave., 8th floor, Toronto, Ontario M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Lake Shore Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Lake Shore Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. Voting by proxy will ensure that your vote will be counted if you are unable to attend the Lake Shore Meeting in person. The time limit for deposit of proxies may be waived or extended by the Chairman of the Lake Shore Meeting at his or her discretion, without notice.

If you are a registered Lake Shore Shareholder, and are unable to be present in person at the Lake Shore Meeting, we encourage you to vote by completing the enclosed form of proxy. If you are a non-registered Lake Shore Shareholder and have received these materials from your broker or another intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, investment dealer, bank, trust company or intermediary (the “Intermediary”) in accordance with the instructions provided. Failure to do so may result in your Lake Shore Shares not being eligible to be voted at the Lake Shore Meeting. See “Voting By Proxy” and “Non- Registered Lake Shore Shareholders” in the Circular.

Included with this letter, in addition to the Circular and the form of proxy, is a notice of the Lake Shore Meeting and a letter of transmittal (the “Letter of Transmittal”). We have provided a brief description of the Arrangement in this letter to assist you in making your decision, but you should carefully consider all of the information in, and incorporated by reference in, the Circular and the schedules attached thereto. If you require assistance, consult your financial, legal or other professional advisors.

If you are a registered Lake Shore Shareholder holding certificated shares or shares through the Direct Registration System (“DRS”), you should complete the enclosed Letter of Transmittal in accordance with the instructions in it, sign it and return it to Computershare, which acts as the depositary under the Arrangement, in the envelope provided, together with the certificates representing your Lake Shore Shares (unless held in the DRS). The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) representing your Lake Shore Shares and receive your Tahoe Shares under the Arrangement. You will not receive any DRS advice from Computershare for Tahoe Shares until after the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal and the certificate(s) (unless held in the DRS) representing your Lake Shore Shares to Computershare.

If you hold Lake Shore Shares through an Intermediary, you will not receive a Letter of Transmittal. Your Intermediary will complete the necessary transmittal procedures to ensure that you receive the Tahoe Shares to which you are entitled in exchange for your Lake Shore Shares if the proposed Arrangement is completed.

If the Lake Shore Shareholders approve the Arrangement Resolution and all of the conditions to the Arrangement are satisfied or, where permitted, waived, it is anticipated that the Arrangement will be completed on or about April 4, 2016.  Following the completion of the Arrangement, Lake Shore Shareholders will hold approximately 23% of the combined company, and Tahoe shareholders will hold approximately 77%, before giving effect to any outstanding dilutive securities (approximately 27% and 73%, respectively, on a fully diluted in-the-money basis).

If you have any further questions or require any assistance in completing your proxy, please contact Computershare by telephone at 1-800-564-6253 or by email to service@computershare.com or our proxy solicitation agent, D.F. King. Lake Shore Shareholders residing in North America may call toll-free at 1-800-398-2142.  Lake Shore Shareholders residing outside of North America may call collect at 1-201-806-7301.  Lake Shore Shareholders may also email D.F. King at inquiries@dfking.com.

An electronic copy of the enclosed Circular is available on Lake Shore’s website at www.lsgold.com and on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

On behalf of Lake Shore, I would like to thank you for your continued support as we proceed with this important and strategic transaction.

Sincerely,

(signed) “Alan C. Moon”

Alan C. Moon
Chairman of the Board
Lake Shore Gold Corp.

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT

AND THE LAKE SHORE MEETING

The following are some questions that you, as a Lake Shore Shareholder, may have relating to the Lake Shore Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Lake Shore Meeting or the matters to be considered at the Lake Shore Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Lake Shore Shares.  All capitalized terms used herein have the meanings ascribed to them in the “Glossary” of the Circular.

Q:                                  What will I be voting on?

A:                                   Lake Shore Shareholders are being asked to vote on the Arrangement Resolution whereby Tahoe will acquire all of the issued and outstanding Lake Shore Shares pursuant to a statutory arrangement under the CBCA.  Pursuant to the Arrangement, Lake Shore Shareholders will receive 0.1467 of one Tahoe Share for each Lake Shore Share held.

As part of the Arrangement Resolution, Lake Shore Shareholders will be asked to approve the Capital Reduction.  If the Arrangement Resolution is passed, Lake Shore will reduce the stated capital of the Lake Shore Shares by the Capital Reduction Amount subsequent to the Lake Shore Meeting but before the hearing in respect of the Final Order, or any adjournment thereof. The Capital Reduction is required in order to meet the solvency test under Section 192(2) of the CBCA in order to complete the Arrangement. The Capital Reduction will not be effected by Lake Shore unless the Arrangement Resolution receives the requisite Shareholder Approval.

The full text of the Arrangement Resolution is set forth in Schedule A to this Circular.  You are also being asked to approve the transaction of any other business that may properly come before the Lake Shore Meeting or any adjournments or postponements thereof.

Q:                                  When and where is the Lake Shore Meeting?

A:                                   The Lake Shore Meeting will be held at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, 123 Queen Street West, Toronto, Ontario M5H 2M9, on March 31, 2016 at 10:00 a.m. (Toronto time).

Q:                                  Who is soliciting my proxy?

A:                                   Your proxy is being solicited by management of Lake Shore.  This Circular is furnished in connection with that solicitation.  Lake Shore has engaged D.F. King as its proxy solicitation agent.  In addition to soliciting proxies by mail or telephone, D.F. King or the directors, officers and employees of Lake Shore may also solicit proxies in person or by phone, fax or other form of electronic communication.

Q:                                  When is the cut-off time for delivery of proxies?

A:                                   Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Lake Shore Meeting or any adjournment or postponement thereof.  In this case, assuming no adjournment or postponement, the proxy-cut off time is 10:00 a.m. (Toronto time) on March 29, 2016. The Chairman of the Lake Shore Meeting may waive the proxy cut-off time at his or her discretion without notice.

Q:                                  Who can attend and vote at the Lake Shore Meeting and what constitutes a quorum?

A:                                   Only Lake Shore Shareholders of record as of the close of business on the Record Date, are entitled to receive notice of and attend, and vote at, the Lake Shore Meeting or any adjournment(s) or postponement(s) thereof.  The presence, in person or by proxy, of two persons entitled to vote thereat, holding or representing in the aggregate not less than 25% of the issued and outstanding Lake Shore Shares, will constitute a quorum for the Lake Shore Meeting.

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Q:                                  How many Lake Shore Shares are entitled to vote?

A:                                   As at the Record Date, there were 463,282,164 Lake Shore Shares issued and outstanding and entitled to vote at the Lake Shore Meeting.  You are entitled to one vote for each Lake Shore Share held.

Q:                                  How many votes are required to approve the Arrangement Resolution?

A:                                   The Arrangement Resolution must be passed by an affirmative vote of not less than two-thirds (66 2/3%) of the votes cast by the Lake Shore Shareholders present in person or by proxy at the Lake Shore Meeting.  The Arrangement Resolution must also be passed by a simple majority of the votes cast at the Lake Shore Meeting by Lake Shore Shareholders present in person or by proxy, other than votes cast in respect of Lake Shore Shares over which Mr. Anthony Makuch and his related parties or joint actors exercise control or direction, and such other Lake Shore Shareholders required to be excluded by MI 61-101, whose votes may not be included in determining minority approval pursuant to MI 61-101.

Q:                                  What happens if Lake Shore Shareholders do not approve the Arrangement Resolution?

A:                                   The Arrangement cannot be completed and the Arrangement Agreement will be terminated.  If the Arrangement does not proceed solely as a result of Lake Shore Shareholders voting against the Arrangement Resolution (in the absence of any Acquisition Proposal), Lake Shore is not required to pay the Lake Shore Termination Fee.

The Lake Shore Termination Fee is payable in the event that prior to the Lake Shore Meeting, an Acquisition Proposal has been made public or proposed publicly to Lake Shore or the Lake Shore Shareholders, and subsequent to such announcement the Lake Shore Shareholders vote against the Arrangement Resolution and either (i) Lake Shore completes an Acquisition Proposal within 12 months after the Arrangement Agreement is terminated, or (ii) enters into an Acquisition Agreement in respect of any Acquisition Proposal or the Board recommends an Acquisition Proposal within 12 months after the Arrangement Agreement is terminated, and such Acquisition Proposal is subsequently completed (whether before or after the expiry of such 12 month period).  Note that for purposes of this provision, all references to 20% in the definition of Acquisition Proposal will be read as 50%.

Q:                                  What if I return my proxy but do not mark it to show how I wish to vote?

A:                                   If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Lake Shore Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Board.

Q:                                  What is the recommendation of the Board?

A:                                   The Board, after consulting with its financial and legal advisors, and upon the recommendation of the Special Committee, has unanimously determined that the Arrangement is fair to the Lake Shore Shareholders, is in the best interests of Lake Shore, and recommends that Lake Shore Shareholders vote FOR the Arrangement Resolution to be considered at the Lake Shore Meeting, as discussed in more detail below. See “The Arrangement — Recommendation of the Board”.

In addition, the directors and executive officers of Lake Shore have entered into the Lake Shore Support Agreements, pursuant to which they have agreed to vote their Lake Shore Shares FOR the Arrangement Resolution. As of the Record Date, 1,175,553 Lake Shore Shares, representing approximately 0.25% of the issued and outstanding Lake Shore Shares, were held by the aforementioned persons.

Q:                                  Why does the Board recommend that Lake Shore Shareholders vote FOR the Arrangement Resolution?

A:                                   In the course of its evaluation of the Arrangement, the Board consulted with Lake Shore’s senior management, legal counsel, financial advisers and the Special Committee, considered the strategic alternatives available to Lake Shore, reviewed a significant amount of information, including information derived from Lake Shore’s due diligence review of Tahoe, and considered a number of factors.  Certain of the expected benefits to the Lake Shore Shareholders and reasons for the Arrangement, among others, are listed as follows:

•                                          Attractive premium

•                                          Transacting at the time of being a top sector performer

•                                          Enabling transaction for advancing Lake Shore’s growth projects

•                                          Exposure to Tahoe’s world class Escobal silver mine and growing low-cost gold platform in Peru

•                                          Combines high margin assets

•                                          Opportune time to gain silver exposure

•                                          Access to an attractive dividend policy

•                                          Lake Shore Convertible Debentures are in-the-money at the offer price

•                                          Enhanced capital markets profile

•                                          Platform for future growth

See “The Arrangement - Recommendation of the Board”, “The Arrangement - Reasons and Benefits of the Arrangement” and “The Arrangement - Fairness Opinion” for a more comprehensive discussion of the reasons why the Board is recommending that Lake Shore Shareholders vote FOR the Arrangement Resolution.

Q:                                  Do any directors or officers of Lake Shore have any interests in the Arrangement that are different from, or in addition to, those of the Lake Shore Shareholders?

A:                                   In considering the recommendation of the Board to vote FOR the Arrangement Resolution, Lake Shore Shareholders should be aware that some of the directors and officers of Lake Shore have interests in the Arrangement that are different from, or in addition to, the interests of Lake Shore Shareholders generally. These interests relate to the fact that certain directors or officers may continue to serve as directors or officers of Tahoe following completion of the Arrangement and as part of their continued employment with Tahoe may be entitled to receive the Continuing Employee Share Entitlements. As a result of the Arrangement, all of the senior officers of Lake Shore are entitled to receive certain change of control payments and all Lake Shore DSUs or Lake Shore PSUs held by any directors or officers will also vest and become payable in certain circumstances.  In addition, all Lake Shore Options that are held by any directors and officers of Lake Shore who are terminated as a result of the Arrangement will be extended to the earlier of the original expiry date as provided for in the Lake Shore Option or one year from the Effective Date.

See “The Arrangement - Interests of Certain Persons in the Arrangement” and “Regulatory Approvals and Securities Laws Matters — Canadian Securities Laws Matters — MI 61-101 Matters”.

Q:                                  How is the Arrangement to be achieved?

A:                                   The Arrangement will be carried out pursuant to a statutory plan of arrangement pursuant to the provisions of the CBCA and requires Court approval.  The issuance of Tahoe Shares to Lake Shore Shareholders pursuant to the Arrangement must also be approved at a meeting of shareholders of Tahoe (the “Tahoe Meeting”) to be held on the same date as the Lake Shore Meeting.  Completion of the Arrangement is also subject to obtaining Competition Act Approval and TSX approval, in addition to the satisfaction or waiver of other conditions specified in the Arrangement Agreement.  See “The Arrangement Agreement - Conditions”.  On obtaining the requisite Shareholder Approval, Lake Shore will apply to the Court for the Final Order approving the Arrangement. If the Final Order is granted by the Court, Tahoe and Lake Shore will complete the Arrangement shortly thereafter.

Q:                                  What will the composition of the board of directors and the management team of the Combined Company be if the Arrangement is approved?

A:                                   It is expected that immediately after the Arrangement becomes effective, the board of directors of the Combined Company will consist of nine (9) directors, with eight (8) existing directors of Tahoe continuing as directors of the Combined Company and one (1) director nominated by Lake Shore. Subject to the approval of the Arrangement by the Lake Shore Shareholders and the satisfaction of the other conditions for the completion of the Arrangement, the directors of the Combined Company are anticipated to be: C. Kevin McArthur, A. Dan Rovig, Tanya Jakusconek, Drago Kisic Wagner, Paul B. Sweeney, James S. Voorhees, Kenneth F. Williamson, Dr. Klaus Zeitler and Alan C. Moon.

The senior management team of the Combined Company is expected to consist of five (5) nominees of Tahoe and one (1) nominee of Lake Shore, namely C. Kevin McArthur (Executive Chair and Chief Executive Officer), Ron Clayton (President and Chief Operating Officer), Mark Sadler (VP and Chief Financial Officer), Brian Brodsky (VP Exploration), Edie Hofmeister (VP Corporate Affairs, General Counsel and Corporate Secretary) and Anthony P. Makuch (Executive VP and President of Canadian Operations).  See “Schedule I - Information Concerning the Combined Company — Directors and Officers”.

Q:                                  Will the Lake Shore Shares continue to be listed on the TSX and the NYSE MKT?

A:                                   No. Upon completion of the Arrangement, the Lake Shore Shares will be de-listed from the TSX and the NYSE MKT.  Former Lake Shore Shareholders will hold Tahoe Shares, which are listed on the TSX and the NYSE.

Q:                                  Will the Lake Shore Convertible Debentures continue to be listed on the TSX?

A:                                   Yes.  Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol.

Each Lake Shore Convertible Debenture will continue to be governed by and be subject to the terms of the Lake Shore Debenture Indenture.  In the Arrangement Agreement, Tahoe has agreed to issue Tahoe Shares to a Lake Shore Debentureholder upon the conversion of any Lake Shore Convertible Debentures to settle such conversion and, in connection therewith, Tahoe and Lake Shore intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

Additionally, following the Effective Time, a change of control offer will be made for the Lake Shore Convertible Debentures in accordance with the Lake Shore Debenture Indenture, pursuant to which an offer will be made to purchase the Lake Shore Convertible Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

Q:                                  Should I send my Lake Shore Share certificates now?

A:                                   You are not required to send your certificates representing your Lake Shore Shares to validly cast your vote in respect of the Arrangement Resolution at the Lake Shore Meeting.  However, we encourage Registered Lake Shore Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with their Lake Shore Share certificate(s) (unless held in the DRS), at least two Business Days prior to the Effective Date which will assist in arranging for the prompt exchange of their Lake Shore Shares for Tahoe Shares if the Arrangement is completed.

Q:                                  When can I expect to receive the Consideration for my Lake Shore Shares?

A:                                   Assuming completion of the Arrangement, if you hold your Lake Shore Shares through an Intermediary, then you are not required to take any action and the Tahoe Shares will be delivered to your Intermediary through the procedures in place for such purposes between CDS Clearing and Depository Services Inc. (“CDS”) or similar entities and such Intermediaries. If you hold your Lake Shore Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process.

In the case of Registered Lake Shore Shareholders, within five Business Days after the Effective Date or as soon as practicable after the Effective Date, assuming due delivery of the required documentation, including the applicable Lake Shore Share certificates (unless held in the DRS) and a duly and properly completed Letter of Transmittal, Tahoe will cause the Depositary to forward DRS Advices representing the Tahoe Shares by first class mail to the address of the Registered Lake Shore Shareholder as shown on the register maintained by Computershare or at the address set out in the Letter of Transmittal, unless the Registered Lake Shore Shareholder indicates in the Letter of Transmittal that it wishes to pick up the DRS Advices representing the Lake Shore Shares.

Registered Lake Shore Shareholders who do not deliver their Lake Shore Share certificates (unless held in the DRS) and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive Tahoe Shares.

See “The Arrangement - Procedure for Exchange of Lake Shore Shares” in the Circular.

Q:                                  When is the Arrangement expected to close?

A:                                   The Arrangement is expected to close on or about April 4, 2016.

Q:                                  What other conditions must be satisfied to complete the Arrangement?

A:                                   In addition to the approval of the Arrangement Resolution by the Lake Shore Shareholders, the Arrangement is also conditional upon, among other things, the approval of Tahoe Shareholders regarding the issuance of the Tahoe Shares, Court approval of the Arrangement, the performance by each of Lake Shore and Tahoe of all obligations under the Arrangement Agreement and the receipt of all applicable regulatory approvals, including TSX approval and the Competition Act Approval, all in accordance with the terms of the Arrangement Agreement.

The completion of the Arrangement is subject to the approval of the TSX.  Since the Arrangement will result in the issuance of greater than 25% of the currently outstanding Tahoe Shares, the rules of the TSX require that Tahoe obtain approval from a majority of the Tahoe Shareholders for the issuance of Tahoe Shares pursuant to the Arrangement. Tahoe has applied to the TSX for approval to list the Tahoe Shares issuable in connection with the Arrangement and the listing of such Tahoe Shares will be subject to meeting the requirements of the TSX and will also be subject to Tahoe Shareholder Approval.

Q:                                  How will I know when the Arrangement will be implemented?

A:                                   The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement.  On the Effective Date, Lake Shore will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

Q:                                  Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:                                   Yes.  Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect; (ii) there can be no certainty that all conditions precedent to the Arrangement Agreement will be satisfied; (iii) there is no certainty that the Arrangement will be completed; (iv) if the Arrangement is not completed the market price for Lake Shore Shares may decline; (v) there are risks associated with the Exchange Ratio; (vi) Lake Shore will incur costs even if the Arrangement is not completed, and also may be required to pay the Lake Shore Termination Fee or the Termination Expense Reimbursement; (vii) the Lake Shore Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Lake Shore; (viii) Lake Shore directors and officers may have interests in the Arrangement that are different from those of Lake Shore Shareholders generally; (ix) the Arrangement could be a fully taxable transaction for U.S. federal income tax purposes; (x) Lake Shore and Tahoe may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Lake Shore and Tahoe; (xi) the trading price of the Tahoe Shares may decline following completion of the Arrangement from the trading price at the time of completion of the Arrangement; and (xii) there are risks

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related to Tahoe’s international activities including foreign investment risk which are different than those to which Lake Shore is subject.

See “Risk Factors” in the Circular.

Q:                                  Do I have a right of dissent in respect of any of the matters to be considered at the Lake Shore Meeting?

A:                                   Yes. Registered Lake Shore Shareholders are entitled to Dissent Rights in connection with the Arrangement Resolution.  Those Shareholders who properly exercise their Dissent Rights will be entitled to be paid fair value for their Lake Shore Shares. Registered Lake Shore Shareholders considering exercising Dissent Rights should seek the advice of their own legal counsel and tax and investment advisors and should carefully review the description of such rights set forth in this Circular and the Interim Order, and comply with the provisions of Section 190 of the CBCA dealing with Dissent Rights, the full text of which is set out in Schedule E to this Circular.  It is important that you strictly comply with the dissent requirements, which are summarized in the Circular, otherwise your Dissent Rights may not be recognized.

See “Dissenting Shareholders’ Rights” in the Circular.

Q:                                  How do I vote?

A:                                   Registered Lake Shore Shareholders can vote in the following ways:

In Person	Attend the Lake Shore Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your Proxy if you intend to vote in person at the Lake Shore Meeting.

Mail

Enter voting instructions, sign the form of Proxy and send your completed form in the accompanied pre-paid envelope to: Computershare Investor Services Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1.

Telephone	North America: 1-866-732-VOTE (8683) or Outside of North America: (312) 588-4290

Fax	North America: 1-866-249-7775 or International: (416) 263-9524 - Please scan and fax both pages of your completed, signed form of Proxy.

Internet	Go to www.investorvote.com. Enter your 15 digit control number printed on the form of Proxy and follow the instructions on the website to vote your Lake Shore Shares.

Non-Registered Lake Shore Shareholders typically receive a VIF, however they may also receive a Proxy.  In order to vote, it is important that you comply strictly with the instructions that have been given to you on your VIF or Proxy.

Your vote must be received at least 48 hours, excluding Saturdays, Sundays and holidays, before the Lake Shore Meeting or any adjournment or postponement thereof.  Late proxies may be accepted or rejected by the Chairman of the Lake Shore Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late Proxy. The time limit for deposit of Proxies may be waived or extended by the Chairman of the Lake Shore Meeting at his or her discretion, without notice.

If you have any questions or need assistance completing your Proxy or VIF, please call D.F. King at 1-800-398-2142 toll-free in North America, or collect at 1-201-806-7301 outside of North America or email inquiries@dfking.com.

Q:                                  How will my Proxy be voted?

A:                                   On the form of Proxy, you can indicate how you would like your Proxy holder to vote your Lake Shore Shares for any matter put to a vote at the Lake Shore Meeting and on any ballot, and your Lake Shore Shares will be voted accordingly. If you do not indicate how you want your Lake Shore Shares to be voted, the management designees (whose names appear on the form of Proxy) intend to vote your Lake Shore Shares FOR the Arrangement Resolution.

Q:                                  How can I change my vote?

A:                              If you are a Registered Lake Shore Shareholder, you may revoke your Proxy by taking one of the following steps:

•                  You may submit a new Proxy to Computershare before 10:00 a.m. (Toronto time) on March 29, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Lake Shore Meeting; or

•                  You (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of Lake Shore: 181 University Avenue, Suite 2000, Toronto, Ontario, Canada M5H 3M7 at any time up to and including the last business day preceding the day of the Lake Shore Meeting, or any adjournment thereof, at which the Proxy is to be used; or

•                  You (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Lake Shore Meeting on the day of the Lake Shore Meeting, or in any other manner permitted by law.

If you are a Non-Registered Lake Shore Shareholder, you should contact your Intermediary through which you hold Lake Shore Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your Intermediary.

Q:                             If the Arrangement is completed as contemplated, will I be entitled to receive any dividend payable by Tahoe in April, 2016?

A:                              Yes. If the Arrangement is completed as contemplated, you are expected to be entitled to receive any dividends payable by Tahoe in April 2016.

Q:                             Who do I contact if I have questions?

A:                              If you have any inquiries, you can contact D.F. King, Lake Shore’s information and solicitation agent, as follows:

D.F. King

Toll free in North America: 1-800-398-2142

Collect outside of North America: 1-201-806-7301

Email: inquiries@dfking.com

Shareholders may also contact Computershare by telephone at 1-800-564-6253 or by email to service@computershare.com.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF LAKE SHORE GOLD CORP.

NOTICE IS HEREBY GIVEN that a special meeting (the “Lake Shore Meeting”) of the shareholders (the “Lake Shore Shareholders”) of Lake Shore Gold Corp. (“Lake Shore”) will be held at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, 123 Queen Street West, Toronto, Ontario M5H 2M9, on March 31, 2016 at 10:00 a.m. (Toronto time) for the following purposes, as more particularly described in the accompanying management information circular (the “Circular”):

1.                                      to consider and if deemed advisable, approve with or without variation, a special resolution, the full text of which is set forth in Schedule A (the “Arrangement Resolution”) of the accompanying management information circular (the “Circular”) approving (i) the reduction of Lake Shore’s stated capital account maintained for the issued and outstanding common shares of Lake Shore (the “Lake Shore Shares”) by the amount as the directors of Lake Shore may determine is required such that following the capital reduction, the realizable value of Lake Shore’s assets will not be less than the aggregate of Lake Shore’s liabilities and the stated capital of all classes of shares of Lake Shore, and (ii) the plan of arrangement involving Lake Shore and Tahoe Resources Inc. (“Tahoe”) pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”), whereby Tahoe will acquire all of the issued and outstanding Lake Shore Shares and the Lake Shore Shareholders will receive 0.1467 of one common share of Tahoe, for each Lake Shore Share held; and

2.                                      to transact such other business as may properly come before the Lake Shore Meeting or any adjournment or postponement thereof.

To be effective, the Arrangement Resolution must be passed by an affirmative vote of not less than two-thirds (66 2/3%) of the votes cast FOR the Arrangement Resolution by the Lake Shore Shareholders present in person or by proxy at the Lake Shore Meeting.  The Arrangement Resolution must also be passed by a simple majority of the votes cast at the Lake Shore Meeting by Lake Shore Shareholders present in person or by proxy, other than votes cast in respect of Lake Shore Shares over which Mr. Anthony Makuch and his related parties or joint actors exercise control or direction, and such other Lake Shore Shareholders, whose votes are required to be excluded in determining minority approval pursuant to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

Registered Lake Shore Shareholders have the right to dissent to the Arrangement Resolution under the CBCA.  Following completion of the Arrangement, Registered Lake Shore Shareholders who properly exercise their dissent rights will be entitled to be paid the fair value for their Lake Shore Shares.  Failure to comply strictly with the dissent procedures in the CBCA, as modified by the Interim Order of the Ontario Superior Court of Justice, may result in the loss or unavailability of the right to dissent.  The right to dissent is described in the Circular, the text of the Interim Order is set forth in Schedule D to the Circular, and the text of the right to dissent under Section 190 of the CBCA is set forth in Schedule E.

The Arrangement will be completed pursuant to the Arrangement Agreement and Plan of Arrangement dated as of February 8, 2016, between Lake Shore and Tahoe, a copy of which is available on SEDAR at www.sedar.com under Lake Shore’s profile. This Notice of Special Meeting is accompanied by the Circular, a form of proxy and a letter of transmittal, which provides additional information relating to the Arrangement and the other matters to be dealt with at the Lake Shore Meeting.

Only Lake Shore Shareholders of record at the close of business on February 22, 2016 (the “Record Date”) are entitled to receive notice of the Lake Shore Meeting and any adjournment or postponement thereof.

Lake Shore Shareholders who are unable to be present in person at the Lake Shore Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by Computershare Investor Services Inc. by no later than 10:00 a.m. (Toronto time) on March 29, 2016 or, in the case of any adjournment or postponement of the Lake Shore Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Lake Shore Meeting. The Chairman of the Lake Shore Meeting may waive the proxy cut-off time at his or her discretion without notice.

DATED March 7, 2016.

BY ORDER OF THE BOARD

(signed) “Alan C. Moon”

Alan C. Moon
Chairman of the Board
Lake Shore Gold Corp.

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS	1

CAUTION REGARDING FORWARD-LOOKING INFORMATION	3

NON-GAAP MEASURES	4

INFORMATION CONTAINED IN THIS CIRCULAR	4

INFORMATION PERTAINING TO TAHOE	5

SUMMARY	19
The Companies	19
The Lake Shore Meeting	20
The Arrangement	20
Fairness Opinion	22
Procedure for Exchange of Lake Shore Shares	24
Interests of Certain Persons in the Arrangement	24
Dissenting Shareholders’ Rights	25
Arrangement Agreement	25
Lake Shore Support Agreements	26
Court Approval of the Arrangement	26
Regulatory Approvals and Securities Laws Matters	27
Certain Canadian Federal Income Tax Considerations	28
Certain United States Federal Income Tax Considerations	29
Risk Factors	29
Pro Forma Combined Financial Statements	29

GENERAL PROXY INFORMATION	31
Solicitation of Proxies	31
Voting by Proxy	31
Non-Registered Lake Shore Shareholders	32
Revocation of Proxies	33

INFORMATION CONCERNING THE MEETING	33
Time, Date and Place	33
Voting Securities and Principal Holders Thereof	33
Quorum and Votes Required for Certain Matters	34
Interests of Certain Persons in the Arrangement	34

THE ARRANGEMENT	34
Principal Steps to Effect the Arrangement	34
Requisite Shareholder Approval	36
Completion of the Arrangement	37
Background to the Arrangement	37
Fairness Opinion	39
Recommendation of the Special Committee	40
Recommendation of the Board	41
Reasons and Benefits of the Arrangement	41
Procedure for Exchange of Lake Shore Shares	43
Certain Corporate Difference between the BCBCA and the CBCA	45
Lake Shore Convertible Debentures	45
Interests of Certain Persons in the Arrangement	46

DISSENTING SHAREHOLDERS’ RIGHTS	48
Dissent Rights to the Arrangement Resolution	48
Section 190 of the CBCA	48
Addresses for Notice	50
Strict Compliance with Dissent Provisions Required	50

x

RISK FACTORS	51
Risk Factors of the Arrangement	51
Risk Factors Following Completion of the Arrangement	53

THE ARRANGEMENT AGREEMENT	54
General	54
Conditions	54
Representations and Warranties	57
Covenants	58
Lake Shore Covenants Regarding Non-Solicitation	61
Lake Shore’s Right to Accept a Superior Proposal	63
Tahoe Opportunity to Match	64
Termination	64
Termination and Expense Fees	66
Directors’ and Officers’ Insurance	67

SUPPORT AGREEMENTS	68
Lake Shore Support Agreements	68
Tahoe Support Agreements	69

COURT APPROVAL OF THE ARRANGEMENT	69
Interim Order	69
Final Order	70

REGULATORY APPROVALS AND SECURITIES LAWS MATTERS	70
Competition Act Approval	70
Stock Exchange Approval	71
Canadian Securities Law Matters	71
United States Securities Law Matters	73

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	75

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	80

LEGAL MATTERS	86

ADDITIONAL INFORMATION	86

DIRECTORS’ APPROVAL	87

CONSENT OF BMO NESBITT BURNS INC.	88

SCHEDULE A ARRANGEMENT RESOLUTION	A-1

SCHEDULE B PLAN OF ARRANGEMENT	B-1

SCHEDULE C FAIRNESS OPINION	C-1

SCHEDULE D COURT MATERIALS	D-1

SCHEDULE E DISSENT RIGHTS UNDER SECTION 190 OF THE CBCA	E-1

SCHEDULE F COMPARISON OF SHAREHOLDERS RIGHTS UNDER THE CBCA AND BCBCA	F-1

SCHEDULE G INFORMATION CONCERNING TAHOE	G-1

SCHEDULE H INFORMATION CONCERNING LAKE SHORE	H-1

SCHEDULE I INFORMATION CONCERNING THE COMBINED COMPANY	I-1

SCHEDULE J PRO FORMA FINANCIAL STATEMENTS	J-1

NOTICE TO UNITED STATES SHAREHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Lake Shore in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the properties and operations of Lake Shore and Tahoe has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.

Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.

Certain of the financial statements and other financial information included or incorporated by reference in this Circular are presented in Canadian dollars and have been prepared in accordance with IFRS as issued by the IASB, which differ from United States generally accepted accounting principles in certain material respects.

Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Lake Shore is organized under the laws of a jurisdiction other than the United States, that its officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of Canada and that all of the assets of Lake Shore and such persons are located outside of the United States. As a result, U.S. shareholders may be unable to effect service of process upon such persons within the United States and may be unable to enforce court judgments against such persons predicated upon civil liability provisions of the U.S. securities laws.  It is uncertain whether Canadian courts or courts of other jurisdictions would enforce judgments of U.S. courts obtained against Lake Shore or its directors, officers or experts predicated upon the civil liability provisions of U.S. securities laws or impose liability in original actions against such companies or their respective directors, officers or experts predicated upon U.S. securities laws.

The Consideration Shares and the Replacement Options to be issued by Tahoe in exchange for Lake Shore Shares, Lake Shore Options and Temex Options pursuant to the Arrangement, have not been registered under the U.S. Securities Act or applicable state securities laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar or other exemptions from registration under applicable state securities laws.  Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on March 7, 2016 and, subject to the approval of the Arrangement Resolution by the Lake Shore Shareholders, a hearing on the Arrangement will be held on April 1, 2016. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Consideration Shares and the Replacement Options to be issued by Tahoe in exchange for Lake Shore Shares, Lake Shore Options and Temex Options pursuant to the Arrangement.

The Consideration Shares to be issued by Tahoe pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of Tahoe, after the Effective Date, or were “affiliates” of Tahoe, within 90 days prior to the Effective Date.  Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Tahoe Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act or were issued pursuant to another exemption from registration under the U.S. Securities Act. Therefore, the Tahoe Shares issuable upon exercise of the Replacement Options to be issued pursuant to the Arrangement, outstanding as of the Effective Date, may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Replacement Tahoe Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Tahoe Shares pursuant to any such exercise, Tahoe may require evidence (which may include an opinion of counsel) reasonably satisfactory to Tahoe to the effect that the issuance of such Tahoe Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

The Tahoe Shares issued upon exercise of the Replacement Options by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Lake Shore or Tahoe.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this Circular including, but not limited to, any information as to future financial or operating performance of Lake Shore or the Combined Company, constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking information”), and are based on expectations, estimates and projections as of the date of this Circular or, in the case of documents incorporated by reference herein, as of the date of such documents.  Forward-looking statements are included for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking information in this Circular is qualified by this cautionary statement and those made in our other filings with the securities regulatory authorities in Canada and the SEC.

Other than as specifically required by law, Lake Shore does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  Forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information involves known and unknown risks, uncertainties, assumptions and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking information should not be unduly relied upon.

Such forward-looking information includes, but is not limited to, information and statements with respect to: the Arrangement, the covenants of Lake Shore and Tahoe, the timing for implementation of the Arrangement, the potential benefits of the Arrangement, the satisfaction of all conditions precedent to the Arrangement (including shareholder, regulatory and court approvals) the likelihood of the Arrangement being completed, the principal steps of the Arrangement, the board and management team of the Combined Company following completion of the Arrangement, statements made in, and based upon, the Fairness Opinion, the anticipated impact the Arrangement may have on the combined operations of Lake Shore and Tahoe, certain pro forma information including pro forma financial information, future business strategy, competitive strengths, goals, expansion and growth of Lake Shore’s and Tahoe’s businesses, operations, exploration and development plans and objectives, the future price of gold, silver and other metals, production guidance, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on Lake Shore and Tahoe and their respective operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Lake Shore, Tahoe or the Combined Company to be materially different from those anticipated.  Such risks and other factors which could cause actual results to differ materially from expectations or projections in forward-looking statements include, but are not limited to, the following: the termination of the Arrangement Agreement; failure of the parties to satisfy all conditions precedent to the Arrangement Agreement; failure to complete the Arrangement; decline of the market price for the Lake Shore Shares; risks associated with the Exchange Ratio; risks associated with the costs of the Arrangement and the potential payment of the Lake Shore Termination Fee and Termination Expense Reimbursements; the Lake Shore Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Lake Shore; risks associated with the directors and officers of Lake Shore and Tahoe having different interests in the Arrangement than the Lake Shore Shareholders or Tahoe Shareholders; the Arrangement could be a fully taxable transaction for U.S. federal income tax purposes; uncertainties associated with integrating operations and the failure to realize the anticipated benefits; growth opportunities and synergies of the Arrangement; decline of the market price of the Tahoe Shares from current or anticipated levels; risks associated with Tahoe’s international activities including foreign investment risk; the speculative nature of exploration and development projects; failure to realize benefits from transactions, including the Arrangement; fluctuations in the currency markets; fluctuations in the spot and forward price of gold, silver or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Lake Shore or Tahoe may carry on business in the future; business opportunities that may be presented to, or pursued by, Lake Shore or Tahoe; the Combined Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold and silver exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold and silver exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Readers should also refer to those risk factors discussed under the heading “Risk Factors” in this Circular, as well as the risk factors identified by Tahoe and Lake Shore in Schedules G and H, respectively, and the documents incorporated by reference herein.

Forward-looking information is based on reasonable assumptions and estimates of management of Lake Shore and Tahoe and their respective consultants, as the case may be, at the time it was made. Although Lake Shore and Tahoe have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NON-GAAP MEASURES

This Circular and certain documents incorporated by reference herein make reference to certain financial measures that are not prepared in accordance with Generally Accepted Accounting Principles as defined under IFRS (“GAAP”) to assist in assessing Lake Shore and Tahoe’s financial performance. Some of these non-GAAP measures include references to: cash operating costs and cash operating cost per ounce sold, all-in sustaining costs and all-in sustaining cost per ounce sold, all-in-sustaining costs per silver and per gold ounce, cash earnings from mine operations, adjusted net earnings, total cash costs and total production costs. Non-GAAP financial measures do not have standard meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than other measures of financial performance as determined in accordance with IFRS as an indicator of performance and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP.  For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Lake Shore’s management’s discussion and analysis (MD&A) for the year ended December 31, 2015 and Tahoe’s MD&A for the year ended December 31, 2014 and for the three and nine months ended September 30, 2015, each of which are incorporated by reference herein.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at March 1, 2016, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

All capitalized terms used herein have the meaning ascribed to them in the “Glossary” of this Circular. All amounts stated in this Circular are in Canadian dollars, unless otherwise indicated.  Reference to “US$” means United States dollars.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Lake Shore or Tahoe.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation.  Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Lake Shore Shareholders are urged to consult their own professional advisors in connection therewith. The Arrangement has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

The description in this Circular of the terms of the Arrangement Agreement is solely a summary of the terms of such agreement. Lake Shore Shareholders should refer to the full text of the Arrangement Agreement (including the Plan of Arrangement) which has been filed under Lake Shore’s profile on SEDAR at www.sedar.com.

INFORMATION PERTAINING TO TAHOE

Certain information in this Circular pertaining to Tahoe, including but not limited to, information pertaining to Tahoe in Schedule G and Schedule I and in the unaudited pro forma combined financial statements attached as Schedule J to this Circular has been furnished by Tahoe, or is derived from Tahoe’s publicly available documents or records of Tahoe on file with Canadian Securities Authorities and other public sources at the time of this Circular. In the Arrangement Agreement, Tahoe provided a covenant to Lake Shore that it would provide Lake Shore with all such information regarding Tahoe as may reasonably be required for inclusion in the Circular and to promptly notify Lake Shore if it became aware of any such information containing a misrepresentation.  Although Lake Shore does not have any knowledge that would indicate that such information is untrue or incomplete, neither Lake Shore nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Tahoe’s financial statements, or for the failure by Tahoe to disclose events or information that may affect the completeness or accuracy of such information.

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular. These defined words and terms are not always used herein and may not conform to the defined terms used in the schedules and exhibits to this Circular.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Lake Shore and a third party other than Tahoe: (i) that is entered into in accordance with the Arrangement Agreement; (ii) that contains confidentiality restrictions that are no less favourable to Lake Shore than those set out in the Confidentiality Agreement; (iii) that contains a standstill provision that has a duration of at least one year and which, among other things, (A) only permits the third party to, either alone or jointly with others, make an Acquisition Proposal to the Board that is not publicly announced, and (B) restricts the third party from acquiring, or publicly announcing an intention to acquire, any securities or assets of Lake Shore (other than pursuant to a Superior Proposal); (iv) that identifies the number of Lake Shore Shares currently owned or controlled by the third party; and (v) which may not include any provision granting an exclusive right to negotiate with Lake Shore;

“Acquisition Agreement” means any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal but does not include an Acceptable Confidentiality Agreement;

“Acquisition Proposal” means, excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement and any transaction involving only Lake Shore, after the date of the Arrangement Agreement whether or not in writing, any:

(a)               bona fide proposal inquiry or offer with respect to: (i) any direct or indirect acquisition by any person or group of persons of Lake Shore Shares (or securities convertible into or exchangeable or exercisable for Lake Shore Shares) representing 20% or more of the Lake Shore Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Lake Shore Shares); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of Lake Shore or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of Lake Shore and/or any interest in one or more of its subsidiaries (including shares or other equity interests of subsidiaries) that are or that hold the Lake Shore Properties or that individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of Lake Shore (or any lease, license, royalty, joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions,

(b)               public announcement of or of an intention, to do any of the foregoing, or

(c)                modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Lake Shore or any of its subsidiaries;

“Advisory Agreement” means the advisory agreement between Lake Shore and the Financial Advisor to Lake Shore;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Arrangement” means the arrangement of Lake Shore under the provisions of Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 8.8 of the Arrangement Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement dated February 8, 2016 (including the schedules attached thereto), between Lake Shore and Tahoe, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof, a copy of which is filed under Lake Shore’s profile on SEDAR at www.sedar.com;

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Lake Shore Shareholders at the Lake Shore Meeting to approve the Arrangement and the Capital Reduction, to be substantially in the form and content of Schedule A hereto;

“Articles of Arrangement” means the articles of arrangement of Lake Shore in respect of the Arrangement to be filed with the Director after the Final Order is made;

“Authorization” means any authorization, order, Permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, by any Governmental Authority and includes any Environmental Permit.

“BCBCA” means the Business Corporations Act (British Columbia);

“BMO Capital Markets” or “Financial Advisor to Lake Shore” means BMO Nesbitt Burns Inc.;

“Board” means the board of directors of Lake Shore, prior to the completion of the Arrangement, as the same is constituted from time to time;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

“Capital Reduction” means the reduction of Lake Shore’s stated capital account maintained for the Lake Shore Shares by the Capital Reduction Amount in order to meet the solvency test under Section 192(2) of the CBCA;

“Capital Reduction Amount” means the amount as the directors of Lake Shore may determine is required such that following the Capital Reduction, the realizable value of Lake Shore’s assets will not be less than the aggregate of Lake Shore’s liabilities and the stated capital of all classes of shares of Lake Shore;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CDS” means CDS Clearing and Depository Services, Inc.;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change of Recommendation” means either (A) the Board failing to publicly make a recommendation that the Lake Shore Shareholders vote in favour of the Arrangement Resolution as contemplated in the Arrangement Agreement or Lake Shore or the Board, or any committee thereof, withdrawing, modifying, qualifying or changing in a manner adverse to Tahoe its approval or recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position by Lake Shore and/or the Board with respect to an Acquisition Proposal for a period exceeding two Business Days after an Acquisition Proposal has been publicly announced will be deemed to constitute such a withdrawal, modification, qualification or change) or (B) Tahoe requesting that the Board reaffirm its recommendation that the Lake Shore Shareholders vote in favour of the Arrangement Resolution and the Board not having done so by the earlier of (x) the second Business Day following receipt of such request and (y) the Lake Shore Meeting;

“Circular” means this management information circular, including all Schedules hereto and all documents incorporated by reference herein, sent to the Lake Shore Shareholders in connection with the Lake Shore Meeting, including any amendments or supplements thereto;

“Code” has the meaning ascribed thereto under the heading “Certain United Stated Federal Income Tax Considerations”;

“Combined Company” means Tahoe following the completion of the Arrangement;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or his or her designee;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means either (i) the relevant waiting period under Section 123 of the Competition Act will have expired or been terminated by the Commissioner, (ii) the Commissioner will have issued a No-Action Letter on terms and conditions, if any, acceptable to Tahoe, acting reasonably, or (iii) the Commissioner will have issued an advance ruling certificate (an “ARC”) in respect of the Arrangement;

“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent for the Lake Shore Shares;

“Confidentiality Agreement” means the confidentiality agreement between Tahoe and Lake Shore dated July 6, 2015;

“Consideration” means the consideration to be received by Lake Shore Shareholders pursuant to the Plan of Arrangement equal to 0.1467 of a Tahoe Share in respect of each Lake Shore Share that is issued and outstanding immediately prior to the Effective Time;

“Consideration Shares” means the Tahoe Shares to be issued pursuant to or as a result of the Arrangement;

“Continuing Employee Share Entitlements” means, in respect of the Lake Shore PSUs held by certain employees of Lake Shore who continue as employees of Tahoe after the Effective Date and which would vest as a result of the Arrangement and which would otherwise trigger a cash payment to such employee, the Tahoe Shares issuable to such employee in lieu of such cash payment;

“Contract” means any contract, agreement, license, claim, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument or other right or obligation (whether written or oral) to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

“Convertible Debenture Shares” the Tahoe Shares issuable on conversion of any Lake Shore Convertible Debentures;

“Court” means the Ontario Superior Court of Justice;

“CRA” means the Canada Revenue Agency;

“Debenture Change of Control Notice” has the meaning ascribed thereto under the heading “The Arrangement — Lake Shore Convertible Debentures”;

“Demand for Payment” has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Right”;

“Depositary” means Computershare at its offices as set out in the Letter of Transmittal;

“D.F. King” means the proxy and information agent retained by Lake Shore;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Notice” means a notice of dissent duly and validly given by a Registered Lake Shore Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4 of the Plan of Arrangement;

“Dissent Procedures” means the dissent procedures required to exercise Dissent Rights, as described under the heading “Dissenting Shareholders’ Rights” in this Circular, as qualified in its entirety by the text of the Interim Order;

“Dissenting Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Dissenting Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Dissenting Shareholder” means a Registered Lake Shore Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1 of the Plan of Arrangement;

“Dissent Shares” means Lake Shore Shares held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has given a Dissent Notice;

“DRS” means the Direct Registration System administered by Computershare;

“DRS Advice” means a DRS advice provided by Computershare;

“Effective Date” means the date on which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as Lake Shore and Tahoe may agree upon in writing;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Laws” means applicable Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, including ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances;

“Environmental Permits” means any Permits or program participation requirements with or from any Governmental Authority under any Environmental Laws;

“Exchange Ratio” means 0.1467 of one Tahoe Share for each one Lake Shore Share;

“Fair Market Value” with reference to: (i) a Lake Shore Share means the amount that is the closing price of the Lake Shore Shares on the TSX on the last trading day immediately before the Effective Time; (ii) a Tahoe Share means the amount that is the closing price of the Tahoe Shares on the TSX on the first trading day immediately after the Effective Time;

“Fairness Opinion” means the written opinion of the Financial Advisor to Lake Shore that the Consideration to be received by Lake Shore Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Lake

Shore Shareholders, as set out in full at Schedule C to this Circular;

“Final Order” means the order of the Court approving the Arrangement under Section 192(4) of the CBCA, in form and substance acceptable to Lake Shore and Tahoe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Lake Shore and Tahoe, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Lake Shore and Tahoe, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hazardous Substances” means any chemical, material or other substance in any form, whether solid, liquid or gaseous or any combination thereof, whether waste material, raw material, finished product, intermediate product or by-product, that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material;

“Holder” or “Holders” have the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“IASB” means the International Accounting Standard Board;

“IFRS” means International Financial Reporting Standards as issued by the IASB, and as incorporated in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Indemnified Party” or “Indemnified Parties” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Directors’ and Officers’ Insurance”;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issued or deemed to be issued pursuant to the Arrangement, in form and substance acceptable to Lake Shore and Tahoe, each acting reasonably, providing for, among other things, the calling and holding of the Lake Shore Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Lake Shore and Tahoe, each acting reasonably;

“Intermediary” has the meaning ascribed thereto under the heading “General Proxy Information — Non Registered Lake Shore Shareholders”;

“Lake Shore” means Lake Shore Gold Corp., a corporation existing under the federal laws of Canada;

“Lake Shore Convertible Debentures” means the convertible unsecured debentures in an aggregate principal amount of $103,500,000 bearing annual interest at 6.25%, issued pursuant to the convertible debenture indenture dated September 7, 2012 between Lake Shore and Computershare Trust Company of Canada, which mature on September 30, 2017;

“Lake Shore Debenture Indenture” means the convertible debenture indenture dated September 7, 2012 between Lake Shore and Computershare Trust Company of Canada;

“Lake Shore Debentureholder” means a holder of one or more Lake Shore Convertible Debentures;

“Lake Shore Disclosure Letter” means the disclosure letter dated February 8, 2016 regarding the Arrangement Agreement that has been executed by Lake Shore and delivered to Tahoe prior to the execution of the Arrangement Agreement;

“Lake Shore DSU” means, at any time, a deferred share unit issued under the Lake Shore DSU Plan which is, at such time, outstanding whether or not vested;

“Lake Shore DSU Plan” means the deferred share unit plan adopted by the Board on November 9, 2011;

“Lake Shore Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), prospects or financial condition of Lake Shore, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following will not be deemed to constitute, and will not be taken into account in determining whether there has been, a Lake Shore Material Adverse Effect:

(a)               changes, developments or conditions in or relating to general international or Canadian, political, economic or financial or capital market conditions;

(b)               any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)                changes or developments affecting the global mining industry in general;

(d)               any changes in the price of gold;

(e)                any generally applicable changes in IFRS; or

(f)                 a change in the market price of the Lake Shore Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (c) above will not apply to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Lake Shore or disproportionately adversely affect Lake Shore in comparison to other persons who operate in the gold mining industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Lake Shore Material Adverse Effect has occurred;

“Lake Shore Material Contract” means any contract to which Lake Shore or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Lake Shore Material Adverse Effect;

“Lake Shore Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, scheduled to be held on March 31, 2016, in accordance with the Interim Order to consider the Arrangement Resolution;

“Lake Shore Option In-The-Money Amount” in respect of a Lake Shore Option means the amount, if any, by which the total Fair Market Value of the Lake Shore Shares that a holder is entitled to acquire on exercise of the

Lake Shore Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Lake Shore Shares;

“Lake Shore Option Plan” means the stock option plan of Lake Shore last approved by Lake Shore Shareholders on May 15, 2013;

“Lake Shore Optionholder” means a holder of one more Lake Shore Options;

“Lake Shore Options” means, at any time, options to acquire Lake Shore Shares granted pursuant to the Lake Shore Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Lake Shore Properties” means any and all real properties in which Lake Shore or any of its subsidiaries owns or holds any right, title or interest, including Timmins West Complex, the Bell Creek Complex, the Fenn-Gib Project, the Whitney Project, the Juby Project, the Gold River Project, Vogel Property and Marlhill Property, as described in Lake Shore’s public disclosure record;

“Lake Shore PSU” means, at any time, a performance share unit issued under the Lake Shore PSU Plan which is, at such time, outstanding whether or not vested;

“Lake Shore PSU Plan” means the performance share unit plan adopted by the Board on November 9, 2011;

“Lake Shore Securityholders” means, collectively, the Lake Shore Shareholders, the Lake Shore Optionholders, the Temex Optionholders and the Lake Shore Debentureholders;

“Lake Shore Shareholders” means the holders of Lake Shore Shares;

“Lake Shore Shares” means the common shares in the capital of Lake Shore;

“Lake Shore Subject Securities” has the meaning ascribed thereto under the heading “Support Agreements — Lake Shore Support Agreements”;

“Lake Shore Supporting Shareholders” means collectively all of the senior officers and directors of Lake Shore, each of whom have entered into Lake Shore Support Agreements;

“Lake Shore Support Agreements” means the voting and support agreements made between Tahoe and the officers and directors of Lake Shore and other voting and support agreements that may be entered into after the date hereof by Tahoe and other Lake Shore Shareholders, which agreements provide that such shareholders will, among other things, vote all Lake Shore Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Lake Shore Shares;

“Lake Shore Termination Fee” means an amount equal to $37,800,000;

“Lake Shore Termination Fee Event” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Termination and Expense Fees”;

“Law” or “Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal delivered to Registered Lake Shore Shareholders, which when duly completed and forwarded to the Depositary with a certificate representing Lake Shore Shares, will enable the Registered Lake Shore Shareholders to exchange their Lake Shore Shares for Tahoe Shares upon completion of the Arrangement;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Effect” means a Lake Shore Material Adverse Effect and/or Tahoe Material Adverse Effect, as the case may be;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act;

“Meeting Materials” means the Notice of Meeting, the Proxy, the Letter of Transmittal and the Circular, collectively;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, of the Canadian Securities Administrators;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators;

“NI 45-102” means National Instrument 45-102 — Resale of Securities, of the Canadian Securities Administrators;

“Non-Registered Lake Shore Shareholder” has the meaning ascribed thereto under the heading “General Proxy Information — Non-Registered Lake Shore Shareholders”;

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations” of the Circular;

“Notice of Meeting” means the notice of the Lake Shore Meeting sent to Lake Shore Shareholders together with this Circular;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means the NYSE MKT LLC;

“Option Exchange Ratio” means 0.1467;

“Option Shares” means the Tahoe Shares issuable on exercise of any Replacement Options;

“ordinary course of business” or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; and in any case, is not unreasonable or unusual in the circumstances of such case;

“Outside Date” means April 30, 2016 or such later date as may be agreed to in writing by the Parties;

“Parties” means as applicable, Lake Shore and Tahoe, and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other Authorization of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations;

“Plan of Arrangement” means the plan of arrangement of Lake Shore, substantially in the form of Schedule A hereto, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Proxy” means the proxy to be sent to Lake Shore Shareholders for use in connection with the Lake Shore Meeting;

“QEF” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”;

“Record Date” means February 22, 2016;

“Registered Plan” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“related parties” or “joint actors” have the meanings ascribed to such terms in MI 61-101;

“Registered Lake Shore Shareholder” has the meaning ascribed thereto under the heading “General Proxy Information — Voting by Proxy”;

“Regulatory Approvals” means rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities;

“Replacement Options” means the Tahoe Options that will be exchanged by Tahoe for Lake Shore Options and Temex Options upon completion of the Arrangement pursuant to Section 3.1 of the Plan of Arrangement;

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations” of the Circular;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada, the TSX, the NYSE and the NYSE MKT.

“Securities Laws” means the Securities Act, the U.S. Securities Act, U.S. Exchange Act, together with all other applicable Canadian provincial and territorial securities laws, and applicable state securities laws in the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes as applicable, the rules and policies of the TSX, the NYSE and the NYSE MKT;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101-”System for Electronic Document Analysis and Retrieval” of the Canadian Securities Administrators and available for public view at www.sedar.com;

“Service” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”;

“Share Issuance Resolution” means the ordinary resolution of the Tahoe Shareholders to be considered, and if thought fit, approving the issuance of the Consideration Shares (including any Tahoe Shares to be issued or which are issuable (i) upon the exercise of any Lake Shore Options and Temex Options, (ii) upon the conversion of any Lake Shore Convertible Debentures, (iii) in connection with the Continuing Employee Share Entitlements following completion of the Arrangement, (iv) to GMP Securities L.P. and Canaccord Genuity Corp. in connection with their engagement as financial advisors, and (v) in connection with other share issuance obligations of Lake Shore which are being assumed by Tahoe in connection with the Arrangement), either in writing or at the Tahoe Meeting, in accordance with the policies and rules of the TSX and NYSE;

“Shareholder Approval” means the approval of the Arrangement Resolution by two-thirds (66 2/3%) of votes cast in respect thereof by the Lake Shore Shareholders present in person or by proxy at the Lake Shore Meeting plus any minority approval if so required pursuant to MI 61-101;

“Special Committee” means the special committee of the Board formed for the purposes of, among other things, considering, reviewing and making recommendations to the Board in connection with any acquisition proposals, including the Arrangement;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means any unsolicited bona fide Acquisition Proposal made in writing on or after the date of Arrangement Agreement by an arm’s length third party (other than Tahoe and its affiliates) to acquire not less than all of the outstanding Lake Shore Shares or all or substantially all of the assets of Lake Shore on a consolidated basis that did not result from a breach of Article 5 of the Arrangement Agreement and which or in respect of which:

(a)               the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal (including time to completion and shareholder vote requirements), if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Lake Shore Shareholders from a financial point of view than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by Tahoe pursuant to Section 5.1(f) of the Arrangement Agreement);

(b)               if it relates to the acquisition of outstanding Lake Shore Shares, the consideration paid for the Lake Shore Shares is made available to all of the Lake Shore Shareholders on the same terms and conditions;

(c)                is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d)               is not subject to any due diligence condition;

(e)                the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

(f)                 in the event that Lake Shore does not have the financial resources to pay the Lake Shore Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal will advance or otherwise provide Lake Shore the cash required for Lake Shore to pay the Lake Shore Termination Fee and such amount will be advanced or provided on or before the date such Lake Shore Termination Fee becomes payable;

(g)                failure to recommend such Acquisition Proposal to the Lake Shore Shareholders would be inconsistent with the Board’s fiduciary duties under applicable Law; and

(h)               complies with applicable Law;

“Superior Proposal Notice Period” has the meaning ascribed thereto under the heading “The Arrangement Agreement —Lake Shore’s Right to Accept a Superior Proposal”;

“Supplemental Indenture” means the supplement to the Lake Shore Debenture Indenture to be entered into by Tahoe, Lake Shore and Computershare Trust Company of Canada after the Effective Date;

“Tahoe” means Tahoe Resources Inc., a corporation currently existing under the laws of the Province of British Columbia;

“Tahoe Board” means the board of directors of Tahoe or any committee thereof;

“Tahoe Disclosure Letter” means the disclosure letter dated February 8, 2016 regarding the Arrangement Agreement that has been executed by Tahoe and delivered to Lake Shore prior to the execution of the Arrangement Agreement;

“Tahoe Incentive Plans” means the Share Option and Incentive Share Plan originally adopted on April 21, 2010 and subsequently amended and restated effective on March 7, 2013

“Tahoe Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), prospects or financial condition of Tahoe provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following will not be deemed to constitute, and will not be taken into account in determining whether there has been, a Tahoe Material Adverse Effect:

(a)               changes, developments or conditions in or relating to general international, Peruvian, Guatemalan or Canadian, political, economic or financial or capital market conditions;

(b)               any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)                changes or developments affecting the global mining industry in general;

(d)               any changes in the price of silver;

(e)                any generally applicable changes in IFRS; or

(f)                 a change in the market price of the Tahoe Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (c) above will not apply to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Tahoe or disproportionately adversely affect Tahoe in comparison to other persons who operate in the gold and silver mining industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Tahoe Material Adverse Effect has occurred;

“Tahoe Material Contract” means any contract to which Tahoe or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Tahoe Material

Adverse Effect;

“Tahoe Meeting” means the meeting of the shareholders of Tahoe, including any adjournment or postponement thereof, scheduled to be held on March 31, 2016 for the purpose of considering and, if thought fit, approving the Share Issuance Resolution

“Tahoe Option In-The-Money Amount” means the amount, if any, by which the total Fair Market Value of the Tahoe Shares immediately following the Effective Time that a holder is entitled to acquire on exercise of the Lake Shore Option or the Temex Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares;

“Tahoe Options” means, at any time, options to acquire Tahoe Shares granted pursuant to the Tahoe Incentive Plans which are, at such time, outstanding and unexercised whether or not vested;

“Tahoe Shareholder Approval” means the approval by the Tahoe Shareholders of the Share Issuance Resolution at the Tahoe Meeting;

“Tahoe Shareholders” means a holder of one or more Tahoe Shares;

“Tahoe Shares” means the common shares in the capital of Tahoe;

“Tahoe Subject Securities” has the meaning ascribed thereto under the heading “Support Agreements — Tahoe Support Agreements”;

“Tahoe Supporting Shareholders” means those senior officers and directors of Tahoe who have entered into the Tahoe Support Agreements;

“Tahoe Support Agreements” means the voting and support agreements made between Tahoe, Lake Shore and the officers and directors of Tahoe and other voting and support agreements that may be entered into after the date hereof by Tahoe and other holders of Tahoe Shares, which agreements provide that such shareholders will, among other things, vote all Tahoe Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Share Issuance Resolution and not dispose of their Tahoe Shares;

“Tahoe Termination Fee” means an amount equal to $20,000,000;

“Tahoe Termination Fee Event” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Termination and Expense Fees”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Taxes” means all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof;

“Temex” means Temex Resources Corp;

“Temex Finder Options” means, at any time, the outstanding finder options of Lake Shore issued in connection with the acquisition of Temex with an expiry date of March 7, 2016; each finder option is exercisable at a price of $1.048 to acquire one unit of Lake Shore, comprised of one Lake Shore Share and one-half of one common share purchase warrant of Lake Shore, with each common share purchase warrant having an expiry date of March 7, 2016;

“Temex Option In-The-Money Amount” in respect of a Temex Option means the amount, if any, by which the total Fair Market Value of the Lake Shore Shares that a holder is entitled to acquire on exercise of the Temex Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Lake Shore Shares;

“Temex Option Plan” means the stock option plan of. last approved by the shareholders of Temex on September 14, 2015;

“Temex Optionholder” means a holder of one or more Temex Options;

“Temex Options” means, at any time, options to acquire Lake Shore Shares granted pursuant to the Temex Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Temex Warrants” means the common share purchase warrants of Temex which remain outstanding and which upon exercise at a price of $1.714 are deemed to entitle the holder thereof to receive Lake Shore Shares and which have an expiry date of March 7, 2016;

“Termination Expense Reimbursement” means an amount of $2,500,000 payable by either Lake Shore or Tahoe in the circumstances described under the heading “The Arrangement Agreement —Termination and Expense Fees;

“Termination Fee” means as applicable, the Lake Shore Termination Fee and/or the Tahoe Termination Fee;

“Treaty” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

“VIF” means a voting instruction form.

SUMMARY

The following is a summary of information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular. Lake Shore Shareholders are encouraged to read this Circular carefully and in its entirety. In this Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated. Capitalized words and terms in this summary have the same meanings as set forth in the Glossary and elsewhere in this Circular.

The Companies

Lake Shore

Lake Shore is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. Lake Shore produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, Lake Shore also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp.  The Lake Shore Shares are listed on the TSX and the NYSE MKT under the symbol “LSG”. Lake Shore’s registered and head office is located at Suite 2000, 181 University Avenue, Toronto, Ontario M5H 3M7.

Additional information with respect to the business and affairs of Lake Shore is set forth in Schedule H to this Circular.

Tahoe

Tahoe is a publicly listed mineral exploration, development and mine operating company whose principal business activity is to profitably operate the Escobal mine, a silver mining operation located in southeastern Guatemala and the La Arena and Shahuido mines, gold mining operations located in northwestern Peru. Additional business objectives are the acquisition, exploration, development and operation of mineral properties for the mining of precious metals in the America.  The Tahoe Shares are listed on the TSX under the symbol “THO” and the NYSE under the symbol “TAHO”.  Tahoe’s head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States 89511 and its registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

Additional information with respect to the business and affairs of Tahoe is set forth in Schedule G to this Circular.

The Combined Company

Following the completion of the Arrangement, it is expected that Tahoe will carry on the existing businesses of both Tahoe and Lake Shore.  Upon satisfaction of all conditions precedent to the completion of the Arrangement, Lake Shore will file Articles of Arrangement giving effect to the Arrangement.  On completion of the Arrangement, there will be approximately 297,393,161 Tahoe Shares outstanding (assuming the full exercise of all Temex Warrants and Temex Finder Options prior to the completion of the Arrangement and the maximum issuance under the Continuing Employee Share Entitlement) and Tahoe Shareholders and former Lake Shore Shareholders will hold approximately 77% and 23% of the total number of outstanding Tahoe Shares, respectively, before giving effect to any dilutive securities (approximately 73% and 27% respectively, on a fully diluted in-the-money basis).  Lake Shore will become a wholly-owned subsidiary of Tahoe.  The Effective Date of the Arrangement is expected to occur on or about April 4, 2016 or such other date as the parties may agree.

Additional information with respect to the anticipated business and affairs of the Combined Company is set forth in Schedule I to this Circular.

The Lake Shore Meeting

Time, Date and Place

The Lake Shore Meeting will be held at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, 123 Queen Street West, Toronto, Ontario M5H 2M9, on March 31, 2016 at 10:00 a.m. (Toronto time).

Record Date and Shares Entitled to Vote

At the close of business on the Record Date there were 463,282,164 Lake Shore Shares outstanding.  Lake Shore Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Lake Shore Meeting.

Matters to be Considered

At the Lake Shore Meeting, Lake Shore Shareholders will be asked to consider and, if deemed advisable, to pass, the Arrangement Resolution, pursuant to which Tahoe will acquire, by way of statutory plan of arrangement, all of the issued and outstanding Lake Shore Shares in exchange for Tahoe Shares on the basis of 0.1467 of one Tahoe Share for each Lake Shore Share acquired.

As part of the Arrangement Resolution, Lake Shore Shareholders will be asked to approve the Capital Reduction.  If the Arrangement Resolution is passed, Lake Shore will reduce the stated capital of the Lake Shore Shares by the Capital Reduction Amount subsequent to the Lake Shore Meeting but before the hearing in respect of the Final Order, or any adjournment thereof. The Capital Reduction will not be effected by Lake Shore unless the Arrangement Resolution receives the requisite Shareholder Approval.

The full text of the Arrangement Resolution is set out in Schedule A to this Circular.

Votes Required for Certain Matters

In order for the Arrangement to become effective, the Arrangement Resolution must be approved, with or without amendment, by at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution by Lake Shore Shareholders present in person or represented by proxy at the Lake Shore Meeting and approved by a simple majority of the votes cast by Lake Shore Shareholders present in person or represented by proxy at the Lake Shore Meeting, excluding the votes cast in respect of Lake Shore Shares held by Mr. Anthony Makuch and any related parties or joint actors, and such other Lake Shore Shareholders required to be excluded by MI 61-101.  See “The Meeting — The Arrangement — Requisite Shareholder Approval”.

The Arrangement

If the Arrangement Resolution is approved at the Lake Shore Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions precedent to the completion of the Arrangement are satisfied or waived, the Arrangement will be carried out pursuant to the terms of the Arrangement Agreement, including the Plan of Arrangement. The principal features of the transactions contemplated by the Plan of Arrangement are summarized as set forth below (and are qualified in their entirety by reference to the full text of the Plan of Arrangement and the Arrangement Agreement).

Steps to the Arrangement

Lake Shore will file Articles of Arrangement giving effect to the Plan of Arrangement, and at the Effective Time the following shall occur in the following order without any further act or formality:

(a)                                 each Lake Shore Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Lake Shore and Lake Shore will thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement and the name of such holder will be removed from the central securities register of Lake Shore as a holder of Lake Shore Shares and the Lake Shore Shares so transferred will be cancelled;

(b)                                 each issued Lake Shore Share held by a former Lake Shore Shareholder (other than a Dissenting Shareholder or Tahoe or any subsidiary of Tahoe) will be transferred to Tahoe (free and clear of any Liens) and in consideration therefor Tahoe will issue Tahoe Shares on the basis of 0.1467 of a fully paid and non-assessable Tahoe Share for each Lake Shore Share.

(c)                                  At the same time as the steps in (a) and (b) above, with respect to each Lake Shore Share:

(i)      The Lake Shore Shareholder will cease to be the holder thereof or to have any rights as a Lake Shore Shareholder in respect of such Lake Shore Share and the name of the Lake Shore Shareholder will be removed from the central securities register of Lake Shore with respect to such Lake Shore Share;

(ii)     Legal and beneficial title to such Lake Shore Share (other than a Lake Shore Share transferred to Lake Shore by a Dissenting Shareholder) will vest in Tahoe and Tahoe will be and be deemed to be the transferee and legal and beneficial owner of such Lake Shore Share (free and clear of any Liens) and will be entered in the central securities register of Lake Shore as the sole holder thereof; and

(iii)    Legal and beneficial title to Lake Shore Shares held by a Dissenting Shareholder will be transferred to Lake Shore and the Lake Shore Shares so transferred will be cancelled;

(d)                                 each Lake Shore Option, to the extent it has not been exercised as of the Effective Date, will be exchanged for a Replacement Option to purchase a number of Tahoe Shares equal to the product of 0.1467 multiplied by the number of Lake Shore Shares issuable on exercise of such Lake Shore Option immediately prior to the Effective Time for an exercise price per Tahoe Share equal to the exercise price per share of such Lake Shore Option immediately prior to the Effective Time divided by 0.1467 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Tahoe Share, then the number of Tahoe Shares subject to such Replacement Option will be rounded down to the next whole number of Tahoe Shares) and the Lake Shore Options will thereupon be cancelled; and

(e)                                  each Temex Option, to the extent it has not been exercised as of the Effective Date, will be exchanged for a Replacement Option to purchase a number of Tahoe Shares equal to the product of 0.1467 multiplied by the number of Lake Shore Shares issuable on exercise of such Temex Option immediately prior to the Effective Time for an exercise price per Tahoe Share equal to the exercise price per share of such Temex Option immediately prior to the Effective Time divided by 0.1467 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Tahoe Share, then the number of Tahoe Shares subject to such Replacement Option will be rounded down to the next whole number of Tahoe Shares) and the Temex Options will thereupon be cancelled.

On completion of the Arrangement, there will be approximately 297,393,161 Tahoe Shares outstanding (assuming the full exercise of all Temex Warrants and Temex Finder Options prior to the completion of the Arrangement and the maximum issuance under the Continuing Employee Share Entitlements) and Tahoe Shareholders and former Lake Shore Shareholders will hold approximately 77% and 23% of the total number of outstanding Tahoe Shares, respectively, before giving effect to any dilutive securities (approximately 73% and 27% respectively, on a fully diluted in-the-money basis).  The Effective Date of the Arrangement is expected to occur on or about April 4, 2016 or such other date as the parties may agree.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives and legal and financial advisors of Lake Shore and Tahoe.  The Arrangement Agreement was executed by the parties in the early morning of February 8, 2016 and announced in a joint press release issued by Lake Shore and Tahoe prior to the open of trading on the TSX on February 8, 2016.  For a complete summary of the background to the execution by Lake Shore of the Arrangement Agreement, see “The Arrangement — Background to the Arrangement”.

Fairness Opinion

Pursuant to the Advisory Agreement, BMO Capital Markets was retained to prepare and deliver to the Board and the Special Committee, an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Lake Shore Shareholders. The full text of the Fairness Opinion which sets forth, among other things, the assumptions made, methodologies used, matters considered and limitations on the review undertaken by BMO Capital Markets, is attached as Schedule C to this Circular. Lake Shore Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

BMO Capital Markets was of the opinion that, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of the date of such opinion, the Consideration to be received by Lake Shore Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Lake Shore Shareholders. See “The Arrangement - Fairness Opinion”.

Special Committee Recommendation

The Special Committee has unanimously determined that the Consideration to be received by Lake Shore Shareholders on the basis of 0.1467 of one Tahoe Share for each Lake Shore Share issued and outstanding immediately prior to the Effective Date, is fair from a financial point of view to Lake Shore Shareholders and that the Arrangement is in the best interests of Lake Shore. The recommendations of the Special Committee were that (i) the Board approve the Arrangement, and (ii) the Board recommend to Lake Shore Shareholders to vote in favour of the Arrangement Resolution. See “The Arrangement — Recommendation of the Special Committee”.

Board Recommendation

The Board has unanimously determined that the Consideration to be received by Lake Shore Shareholders on the basis of 0.1467 of one Tahoe Share for each Lake Shore Share issued and outstanding immediately prior to the Effective Date, is fair from a financial point of view to Lake Shore Shareholders and that the Arrangement is in the best interests of Lake Shore. The Board recommends that Lake Shore Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement — Recommendation of the Board”.

Reasons and Benefits of the Arrangement

In recommending that the Lake Shore Shareholders vote in favour of the Arrangement Resolution, the Board considered, among other things, the expected benefits of, reasons for, and risk factors relating to the Arrangement. The Board believes that the Arrangement will have the following benefits for the Lake Shore Shareholders:

(a)                                 Attractive Premium. Immediate up-front premium for Lake Shore Shareholders.  Based on each company’s 20-day volume weighted average trading price on the TSX, the Exchange Ratio implies a premium of 30.4% to Lake Shore Shareholders for the period ending February 4, 2016.

(b)                                 Transacting at the Time of Being a Top Sector Performer: Over the last few years, Lake Shore has been amongst the top performers in the gold space by growing production, reducing costs, investing in exploration and growth opportunities, and de-levering its balance sheet. Over 2014 and 2015, Lake Shore shares gained 61% and 44% respectively, outperforming both the S&P/TSX Global Gold Index (up 2% and 7% respectively) and spot gold (down 2% and 10% respectively in U.S. dollar terms).

(c)                                  Enabling Transaction for Advancing Lake Shore’s Growth Projects. Superior financial strength and flexibility to support the advancement of Lake Shore’s growth projects in Timmins, Ontario, including, among others, the 144 Gap Deposit, the other zones at 144, the extension of Bell Creek at depth, Gold River, and Whitney.

(d)                                 Exposure to Tahoe’s World Class, Long Life Assets: Lake Shore Shareholders will hold approximately 23% of the total number of outstanding Tahoe Shares following completion of the Arrangement (excluding the impact of outstanding dilutive securities), thereby retaining meaningful equity participation in Lake Shore’s existing asset base and gaining exposure to Tahoe’s world-class Escobal mine in Guatemala and growing low-cost gold platform in Peru.

(e)                                  Combines High Margin Assets: All major assets in the Combined Company’s portfolio currently operate at all-in-sustaining costs below the peer group average, and all producing mines generate substantial free cash flow in the current commodity price environment.

(f)                                   Opportune Time to Gain Silver Exposure: The current gold-to-silver ratio at approximately 80-to-1 is well above the historical average of approximately 60-to-1 over the past two decades, making it a potentially opportune time for Lake Shore Shareholders to add silver exposure.

(g)                                  Access to an Attractive Dividend Policy: Tahoe has indicated that it plans to continue its dividend policy (US$0.02 monthly per common share) following completion of the transaction, thereby providing Lake Shore Shareholders with an attractive yield going forward.

(h)                                 Convertible Debentures Are In-The-Money at the Offer Price: The premium offered to Lake Shore Shareholders increases the likelihood that the Lake Shore Convertible Debentures will be converted into Tahoe Shares. This further strengthens the Combined Company’s balance sheet allowing it to preserve cash and execute on identified growth projects while sustaining its attractive dividend policy.

(i)                                     Enhanced Capital Markets Profile: Increased trading liquidity, enhanced value proposition and capital markets profile, all of which should provide enhanced access to capital going forward.

(j)                                    Platform for Future Growth: Establishes a platform to become a potential consolidator of Canadian-based assets, especially in Ontario — one of the world’s premier mining jurisdictions.

In the course of their evaluation of the Arrangement, the Board consulted with Lake Shore’s senior management, legal counsel and the Financial Advisor to Lake Shore, considered current industry, economic and market conditions and trends, reviewed a significant amount of information and considered a number of factors, including but not limited to the following: (a) the information provided by Tahoe with respect to its assets, properties and financial condition, (b) advice from the Financial Advisor, (c) size and market liquidity, (d) strategic opportunity, (e) ability to accept a Superior Proposal, (f) the Lake Shore Support Agreement and the Tahoe Support Agreements, (g) the required Shareholder Approval, and (h) other required regulatory approvals, including Court approval, Competition Act Approval, Tahoe Shareholder Approval and TSX approval.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors in connection with the Arrangement, including, but not limited to the following: (a) the ability to terminate the Arrangement Agreement, including in the event of a Lake Shore Material Adverse Effect or a Tahoe Material Adverse Effect, (b) the ability of conditions precedent to be satisfied or waived, (c) the failure to complete the Arrangement, (d) the failure to successfully integrate and realize the anticipated benefits of the Arrangement, (e) risks associated with the fixed Exchange Ratio, (f) the potential payment of Termination Fees and Termination Expense Reimbursements, and (g) risks associated with the interests of certain persons in the Arrangement.

The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their conclusions and recommendations. The recommendations of the Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Tahoe, and were also based upon the advice of the Financial Advisor to Lake Shore and legal advisors to the Board.  In addition, individual members of the Board may have assigned different weights to different factors.

See “The Arrangement — Reasons and Benefits of the Arrangement” and “Risk Factors”.

Procedure for Exchange of Lake Shore Shares

Letter of Transmittal

A Letter of Transmittal is enclosed with this Circular which sets out the procedure to be followed by Registered Lake Shore Shareholders in depositing their Lake Shore Shares.  If the Arrangement becomes effective, in order to receive the Tahoe Shares in exchange for Lake Shore Shares, a Registered Lake Shore Shareholder must deliver or send the Letter of Transmittal, properly completed and duly executed, together with certificate(s) representing its Lake Shore Shares (unless held in DRS) and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. It is each Registered Lake Shore Shareholder’s responsibility to ensure that the Letter of Transmittal is received by the Depositary.  If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all certificates representing Lake Shore Shares (unless held in DRS) to the holders thereof as soon as possible.  Non-Registered Lake Shore Shareholders should consult with their Intermediaries for information on depositing their Lake Shore Shares pursuant to the Arrangement.

Any Lake Shore Shareholder that is entitled to receive fractional Tahoe Shares pursuant to the Arrangement shall receive such number of Tahoe Shares rounded down to the nearest whole number without any further consideration or payment therefor.

No action will be required to be taken by the Lake Shore Optionholders or Temex Optionholders as all outstanding Lake Shore Options and Temex Options will be exchanged for Replacement Options and any document previously evidencing a Lake Shore Option or Temex Option will be deemed to evidence such Replacement Option and no additional certificates evidencing the Replacement Options will be issued.

Cancellation of Rights after Six Years

Any certificate which immediately before the Effective Time represented outstanding Lake Shore Shares and which has not been surrendered by a Registered Lake Shore Shareholder, together with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Lake Shore, Tahoe or the Depositary.  Accordingly, former Lake Shore Shareholders who deposit with the Depositary certificates representing Lake Shore Shares after the sixth anniversary of the Effective Date will not receive Tahoe Shares or any other consideration in exchange therefor, will not own any interest in Lake Shore or Tahoe and the certificates representing Lake Shore Shares will be terminated and deemed to be forfeited and donated to Tahoe.

See “The Arrangement — Procedure for Exchange of Lake Shore Shares”.

Interests of Certain Persons in the Arrangement

Certain directors and senior officers of Lake Shore have interests in the Arrangement that are different from, or in addition to, the interests of Lake Shore Shareholders generally.  These interests relate to the fact that certain directors and officers may continue to serve as directors or officers of Tahoe following the completion of the Arrangement and as part of their continued employment with Tahoe may be entitled to receive the Continuing Employee Share Entitlements. As a result of the Arrangement, all of the senior officers of Lake Shore are entitled to receive certain change of control payments and all Lake Shore DSUs or Lake Shore PSUs held by any directors or officers will also vest and become payable in certain circumstances.  In addition, all Lake Shore Options that are held by any directors and officers of Lake Shore who are terminated as a result of the Arrangement will be extended to the earlier of the original expiry date as provided for in the Lake Shore Option or one year from the Effective Date.

See “The Arrangement — Interest of Certain Persons in the Arrangement” and “Regulatory Approvals and Securities Laws Matters — Canadian Securities Laws Matters — MI 61-101 Matters”.

Dissenting Shareholders’ Rights

Registered Lake Shore Shareholders are entitled to exercise Dissent Rights by providing written notice to Lake Shore, to be received no later than 5:00 p.m. (Toronto time) on March 30, 2016, or the date that is one Business Day immediately prior to the date set for the Lake Shore Meeting or any adjournments or postponements thereof at its head office located at Suite 2000, 181 University Avenue, Toronto, Ontario M5H 3M7 Attention: President and Chief Executive Officer in the manner described under the heading entitled “Dissenting Shareholders’ Rights” contained in this Circular. If a Registered Lake Shore Shareholder dissents, and the Arrangement is completed, the Lake Shore Shares of the Dissenting Shareholder will be deemed to be transferred to Lake Shore in exchange for the obligation of Lake Shore to pay such Dissenting Shareholder the fair value of the Dissenting Shares and the Lake Shore Shares so transferred will be cancelled.  Only Registered Lake Shore Shareholders are entitled to exercise Dissent Rights.  Lake Shore Shareholders should carefully read the section in this Circular entitled “Dissenting Shareholders’ Rights” if they wish to exercise Dissent Rights.  It is a condition of the completion of the Arrangement that Dissent Rights not be exercised (and not withdrawn) in respect of, in the aggregate, more than 5% of the issued and outstanding Lake Shore Shares.

It is recommended that any Registered Lake Shore Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.

See “Dissenting Shareholders’ Rights”.

Arrangement Agreement

Conditions to the Arrangement

The obligations of Lake Shore to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) Tahoe having complied in all material respects with its covenants in the Arrangement Agreement; (ii) the representations and warranties of Tahoe under the Arrangement Agreement being true and correct in all material respects; (iii) Tahoe will have complied with its obligations to deposit the Consideration Shares with the Depositary; (iv) Tahoe having delivered evidence satisfactory to Lake Shore of the approval of the listing and posting for trading of the Consideration Shares on the TSX and the NYSE; (v) no Tahoe Material Adverse Effect having occurred; and (vi) Lake Shore having received all of the Tahoe Support Agreements.

The obligations of Tahoe to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) Lake Shore having complied in all material respects with their respective covenants in the Arrangement Agreement; (ii) the representations and warranties of Lake Shore under the Arrangement Agreement being true and correct in all material respects; (iii) holders of no more than 5% of the issued and outstanding Lake Shore Shares having exercised, and not withdrawn, their Dissent Rights in respect of the Arrangement Resolution; (iv) no Lake Shore Material Adverse Effect having occurred; (v) the Plan of Arrangement not having been modified or amended in a manner adverse to Tahoe without Tahoe’s consent; and (vi) Tahoe having received all of the Lake Shore Support Agreements.

The obligations of Lake Shore and Tahoe to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) Shareholder Approval having been obtained at the Lake Shore Meeting; (ii) the Share Issuance Resolution having been approved by the Tahoe Shareholders at the Tahoe Meeting; (iii) the Interim Order and the Final Order having been obtained; (iv) no Law having been enacted and no proceedings having been taken under any applicable Law or by any Governmental Authority which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; (v) approval for the listing of the Consideration Shares on the TSX and the NYSE having been obtained; (vi) the Consideration Shares to be issued in the United States pursuant to the Arrangement being exempt from the registration requirements of the U.S. Securities Act; (vii) the Competition Act Approval having been obtained; (viii) Anthony P. Makuch having entered into an employment agreement with Tahoe, agreeing to receive the Continuing Employee

Share Entitlement and providing a release in respect of certain severance or change of control benefits; and (viii) the Arrangement Agreement not having been terminated.

The obligation of each of Lake Shore and Tahoe to complete the Arrangement are subject to the fulfillment of each of the foregoing conditions precedent on or before the Effective Time, each of which may be waived by the relevant Party, or in the case of the mutual conditions precedent may only be waived with the mutual written consent of both Lake Shore and Tahoe.

Non-Solicitation Covenant and Superior Proposal

Subject to the exceptions in and as expressly permitted under the Arrangement Agreement, each Party has agreed not to solicit, initiate, encourage or facilitate any Acquisition Proposals.  However, the Board does have the right to consider and accept a Superior Proposal under certain conditions, subject to notice to Tahoe, Tahoe’s right to offer to amend the Arrangement Agreement and compliance with the other obligations as set forth in the Arrangement Agreement, including, but not limited to, the payment of the Lake Shore Termination Fee.

See “The Arrangement Agreement”.

Lake Shore Support Agreements

The Lake Shore Supporting Shareholders have entered into Lake Shore Support Agreements with Tahoe pursuant to which they have each agreed among other things, to vote their Lake Shore Shares (including any additional Lake Shore Shares subsequently acquired) in favour of the Arrangement Resolution.  As of the Record Date, the Lake Shore Supporting Shareholders held 1,175,553 Lake Shore Shares, representing approximately 0.25% of the issued and outstanding Lake Shore Shares on that date. See “Support Agreement — Lake Shore Support Agreements”.

Court Approval of the Arrangement

The Arrangement requires Court approval under the CBCA.  Prior to the mailing of this Circular, Lake Shore obtained the Interim Order providing for the calling and holding of the Lake Shore Meeting, the Dissent Rights and certain other procedural matters. Following receipt of Shareholder Approval in the manner required by the Interim Order and the approval by Tahoe Shareholders of the Share Issuance Resolution, Lake Shore intends to make application to the Court for the Final Order at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, on April 1, 2016 at the Courthouse, 330 University Avenue, Toronto, Ontario, or at any other date and time as the Court may direct.  Counsel to Lake Shore has advised that, in deciding whether to grant the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and compliance with the statutory requirements for completing an arrangement under the CBCA, including the satisfaction of the solvency test thereunder.

Any Lake Shore Securityholder, holder of Lake Shore PSUs, holder of Lake Shore DSUs, or other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a notice of appearance no later than March 30, 2016 along with any other documents required, all as set out in the Interim Order and Notice of Application, the text of which are set out in Schedule D to this Circular and satisfy any other requirements of the Court.  Such persons should consult with their legal advisors as to the necessary requirements.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement (including the fairness thereof) will form a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Consideration Shares and Replacement Options to be received by Lake Shore Shareholders, Lake Shore Optionholders and Temex Optionholders in exchange for their Lake Shore Shares, Lake Shore Options and Temex Options pursuant to the Arrangement.

See “Court Approval of the Arrangement”.

Regulatory Approvals and Securities Laws Matters

Stock Exchange Approval

It is a condition of the Arrangement that the TSX and the NYSE shall have conditionally approved for listing the Consideration Shares to be issued or made issuable in connection with the Arrangement.  Since the Arrangement will result in the issuance of greater than 25% of the currently outstanding Tahoe Shares, the rules of the TSX require that Tahoe obtain approval for the issuance of the Consideration Shares pursuant to the Arrangement from the holders of a majority of Tahoe Shares present in person or represented by proxy at a duly constituted shareholders meeting.

Tahoe has applied to the TSX for approval to list the Consideration Shares issuable in connection with the Arrangement and the listing of such Consideration Shares will be subject to meeting the requirements of the TSX and will also be subject to Tahoe Shareholder Approval at the Tahoe Meeting. NYSE approval for the listing of the Consideration Shares issuable pursuant to the Arrangement will be obtained prior to the closing of the Arrangement. Shortly after the completion of the Arrangement, the Lake Shore Shares will be delisted from the TSX and the NYSE MKT.  Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol.

See “Regulatory Approvals and Securities Laws Matters — Stock Exchange Approval”.

Competition Act Approval

It is a mutual condition precedent to the completion of the Arrangement that the Competition Act Approval be obtained.  The Arrangement constitutes a “notifiable transaction” and also constitutes a “merger” for the purposes of the Competition Act and cannot be completed until Competition Act Approval has been obtained.  In this regard, on February 16, 2016, Tahoe filed with the Commissioner, an application for an advance ruling certificate pursuant to subsection 102(1) of the Competition Act and requested a waiver of compliance with the notification requirements of the Competition Act, pursuant to subsection 113(c) of the Competition Act.  On February 23, 2016, Competition Act Approval was obtained pursuant to the issuance of an advance ruling certificate.

See “Regulatory Approvals and Securities Laws Matters — Competition Act Approval”.

Canadian Securities Laws Matters

The distribution of the Consideration Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus and registration requirements of Canadian securities legislation.  The Consideration Shares issued pursuant to the Arrangement may be resold through registered dealers in each of the provinces of Canada, free from restrictions on resale, provided that (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for the Consideration Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Tahoe, the selling security holder has no reasonable grounds to believe that Tahoe is in default of applicable Canadian securities laws.

Following the completion of the Arrangement, Lake Shore will become a wholly-owned subsidiary of Tahoe and in connection with the continued listing of the Lake Shore Convertible Debentures, it is anticipated that Lake Shore will continue to be a reporting issuer under the securities laws of each of the provinces of Canada in which it is a reporting issuer. Tahoe and Lake Shore have applied to certain provincial securities authorities in Canada for an order, effective after the completion of the Arrangement, relieving Lake Shore from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable securities laws of each of the provinces of Canada in which it is a reporting issuer, and such relief, if granted, will be subject to certain conditions. In addition, it is anticipated that Tahoe will cause Lake Shore to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 to terminate registration of Lake Shore’s Shares under section 12 of the U.S. Exchange Act.

The Arrangement is a “business combination” for the purposes of MI 61-101 as a result of a “related party”

receiving a “collateral benefit” (as such terms are defined in MI 61-101).  As such, a “business combination” is potentially subject to the formal valuation and minority approval requirements of MI 61-101.  While the Arrangement is not subject to the formal valuation requirement, the minority approval requirement is applicable and as such, the Arrangement Resolution must also be approved by a simple majority of the votes cast by the Lake Shore Shareholders at the Lake Shore Meeting in person or by proxy, excluding the votes cast in respect of Lake Shore Shares held by Mr. Anthony Makuch and any related parties or joint actors (each as defined by MI 61-101), and such other Lake Shore Shareholders required to be excluded by MI 61-101.

See “Regulatory Approvals and Securities Laws Matters — Canadian Securities Laws Matters”.

United States Securities Laws Matters

The Consideration Shares and Replacement Options to be issued by Tahoe in exchange for Lake Shore Shares, Lake Shore Options and Temex Options pursuant to the Arrangement, have not been registered under the U.S. Securities Act or applicable state securities laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar or other exemptions from registration under applicable state securities laws.  Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on March 7, 2016 and, subject to the approval of the Arrangement Resolution by the Lake Shore Shareholders, a hearing on the Arrangement will be held on April 1, 2016. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Consideration Shares and Replacement Options to be issued by Tahoe in exchange for Lake Shore Shares, Lake Shore Options and Temex Options pursuant to the Arrangement.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act or were issued pursuant to another exemption from registration under the U.S. Securities Act. Therefore, the Tahoe Shares issuable upon exercise of the Replacement Options to be issued pursuant to the Arrangement may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Replacement Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

See “Regulatory Approval and Securities Laws Matters — United States Securities Laws Matters”.

Certain Canadian Federal Income Tax Considerations

A Resident Holder who, under the Arrangement, exchanges Lake Shore Shares for Tahoe Shares will generally not realize a capital gain (or a capital loss) in respect of the exchange unless the Resident Holder chooses to recognize a capital gain (or a capital loss) on the exchange by reporting the capital gain (or capital loss) in the Resident Holder’s tax return for the Resident Holder’s taxation year in which the exchange occurs.

A Non-Resident Holder will generally not be subject to tax under the Tax Act on any capital gain realized on the exchange of such Non-Resident Holder’s Lake Shore Shares for Tahoe Shares unless the Lake Shore Shares are “taxable Canadian property”, as defined in the Tax Act, to such Non-Resident Holder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax convention or treaty.

The summary of certain Canadian federal income tax considerations contained herein does not address the Canadian federal income tax consequences of the Arrangement to holders of Lake Shore Options or Temex Options and, accordingly, such holders are urged to consult their own tax advisors regarding the potential Canadian federal income tax consequences of the Arrangement to them.

The foregoing comments are qualified in their entirety by reference to the more detailed discussion below under the heading “Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations

The exchange of Lake Shore Shares for Tahoe Shares pursuant to the Arrangement is intended to qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, neither Lake Shore nor Tahoe has sought or obtained either a ruling from the Service or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the Service will not challenge the qualification of the Arrangement as a reorganization or that the U.S. courts would uphold the qualification of the Arrangement as a reorganization in the event of a challenge by the Service.

Assuming the Arrangement qualifies as a reorganization, and subject to special rules applicable to interests in a PFIC, as discussed under “Certain United States Federal Income Tax Considerations” below, U.S. Holders should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Lake Shore Shares for Tahoe Shares pursuant to the Arrangement.  Certain U.S. Holders may, however, be required by the PFIC rules to recognize taxable gain or income subject to tax at ordinary income tax rates and to incur an interest charge on a deemed income deferral benefit, irrespective of whether the Arrangement qualifies as a reorganization.

This summary of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the more detailed discussion below under the heading “Certain United States Federal Income Tax Considerations”, and neither this description nor the longer discussion is intended to be legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

See “Certain United States Federal Income Tax Considerations.”

Risk Factors

Shareholders should consider a number of risk factors in evaluating whether to approve the Arrangement Resolution.  These risk factors include certain risks related to the Arrangement and the Combined Company which are discussed in greater detail under “Risk Factors” and risks relating to the businesses of Tahoe and Lake Shore which are described under “Risk Factors” in Schedules G and H, respectively, and in the documents incorporated by reference herein.

Pro Forma Combined Financial Statements

The following selected unaudited pro forma combined financial information for the Combined Company is based on the assumptions described in the respective notes to the Combined Company’s unaudited pro forma combined statement of financial position as at September 30, 2015 (prepared on the basis that the Arrangement has occurred on September 30, 2015) and consolidated statement of income (loss) for the nine month period ended September 30, 2015 and for the year ended December 31, 2014 (in each case prepared on the basis that the Arrangement has occurred on January 1, 2014), which is attached as Schedule J to this Circular.

The unaudited pro forma combined financial statements are not necessarily indicative of the Combined Company’s combined financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project the Combined Company’s combined financial position or results from operations for any future period.

The unaudited pro forma combined financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma combined financial information given below should be read in conjunction with the description of the Arrangement contained in this Circular, the unaudited pro forma combined financial statements contained in this Circular and the audited and unaudited consolidated financial statements of Lake Shore and Tahoe incorporated by reference in this Circular.

	Nine months ended September 30, 2015	Year ended December 31, 2014
Unaudited (in thousands of U.S. dollars)
Pro Forma Statement of Operations Data:
Revenue	598,962	852,560
Earnings from mine operations	148,694	287,823
Net Income	20,570	133,023
(in U.S. dollars)
Pro Forma Per Tahoe Share Data:
Basic earnings per share	0.08	0.46
Diluted earnings per share	0.08	0.45

As at September 30, 2015
Unaudited (in thousands of U.S. dollars)
Pro Forma Statement of Financial Position Data:
Total current assets	323,922
Total assets	2,930,977
Total current liabilities	224,533
Total liabilities	632,271
Total equity	2,298,706

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the Lake Shore Meeting to be held at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, 123 Queen Street West, Toronto, Ontario M5H 2M9, on March 31, 2016 at 10:00 a.m. (Toronto time), for the purposes set out in the accompanying Notice of Meeting.

It is expected that the solicitation of proxies for the Lake Shore Meeting will be made primarily by mail; however, directors, officers and employees of Lake Shore may also solicit proxies by telephone, electronic transmission or in person in respect of the Lake Shore Meeting. The solicitation of proxies for the Lake Shore Meeting is being made by or on behalf of management of Lake Shore and Lake Shore will bear the cost in respect of the solicitation of proxies for the Lake Shore Meeting.

Lake Shore may utilize Broadridge Financial Solutions, Inc.’s (“Broadridge”) QuickVote system, which involves non-objecting Non-Registered Lake Shore Shareholders being contacted by D.F. King, which is soliciting proxies on behalf of management of Lake Shore, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the Non-Registered Lake Shore Shareholder’s Intermediary). While representatives of D.F. King are soliciting proxies on behalf of management of Lake Shore, who is recommending that Lake Shore Shareholders vote in favour of the Arrangement Resolution, Lake Shore Shareholders are not required to vote in the manner recommended by management of Lake Shore. The QuickVote system is intended to assist Lake Shore Shareholders in placing their votes; however, there is no obligation for any Lake Shore Shareholder to vote using the QuickVote system, and Lake Shore Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Lake Shore Shareholder will be recorded and such Lake Shore Shareholder will receive a letter from Broadridge (on behalf of the Non-Registered Lake Shore Shareholder’s Intermediary) as confirmation that his, her or its voting instructions have been accepted.

D.F. King has been retained by Lake Shore as proxy solicitation agent in connection with the Lake Shore Meeting. Lake Shore expect to pay fees of approximately $75,000 to D.F. King for its proxy solicitation services in addition to certain out-of-pocket expenses. If you have any questions, please contact D.F. King, toll-free in North America at 1-800-398-2142 or call collect outside North America at 1-201-806-7301 or by email at inquiries@dfking.com.

Voting by Proxy

Enclosed with this Circular being sent to registered Lake Shore Shareholders (“Registered Lake Shore Shareholders”) is a form of Proxy. The persons named in the Proxy are officers and/or directors of Lake Shore. A Lake Shore Shareholder may appoint a person (who need not be a Lake Shore Shareholder) other than the persons already named in the Proxy to represent such Lake Shore Shareholder at the Lake Shore Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a Proxy must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 10:00 a.m. (Toronto time) on March 29, 2016 or, in the event of an adjournment or postponement of the Lake Shore Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Lake Shore Meeting. The Chairman of the Lake Shore Meeting may waive the Proxy cut-off time at his or her discretion without notice.

Registered Lake Shore Shareholders can vote in the following ways:

In Person	Attend the Lake Shore Meeting and register with the transfer agent, Computershare, upon your arrival. Do not fill out and return your Proxy if you intend to vote in person at the Lake Shore Meeting.

Mail	Enter voting instruction, sign the form of Proxy and send your completed form in the accompanied pre-paid envelope to: Computershare Investor Services Inc., Attention: Proxy

Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1.

Telephone	North America: 1-866-732-VOTE (8683) or Outside of North America: (312) 588-4290

Fax	North America: 1-866-249-7775 or International: (416) 263-9524 - Please scan and fax both pages of your completed, signed form of Proxy.

Internet	Go to www.investorvote.com. Enter your 15 digit control number printed on the form of Proxy and follow the instructions on the website to vote your Lake Shore Shares.

In order to be effective, the Proxy must be executed by a Lake Shore Shareholder exactly as his or her name appears on the central securities register of Lake Shore Shareholders. Additional execution instructions are set out in the notes to the Proxy. The Proxy must also be dated where indicated. If the date is not completed, the Proxy will be deemed to be dated on the day on which it was mailed to Lake Shore Shareholders.

Management representatives designated in the Proxy will vote the Lake Shore Shares in respect of which they are appointed proxy in accordance with the instructions of the Lake Shore Shareholder as indicated on the Proxy and, if the Lake Shore Shareholder specifies a choice with respect to any matter to be acted upon, the Lake Shore Shares will be voted accordingly. In the absence of such direction, such Lake Shore Shares will be voted by the Lake Shore representatives named in the Proxy FOR the Arrangement Resolution, and will be voted by such representatives on all other matters which may come before the Lake Shore Meeting in their discretion.

The Proxy when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Lake Shore Meeting. At the date of this Circular, management of Lake Shore is not aware of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to Lake Shore management should properly come before the Lake Shore Meeting, the persons named in the Proxy will be authorized to vote the shares represented thereby in their discretion.

Non-Registered Lake Shore Shareholders

Only Registered Lake Shore Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Lake Shore Meeting. However, in many cases, Lake Shore Shares are registered:

(a)                                 in the name of an intermediary (an “Intermediary”) with whom the non-registered Lake Shore Shareholder (a “Non-Registered Lake Shore Shareholder”) deals in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)                                 in the name of a clearing agency (such as CDS, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, Lake Shore has distributed copies of the Meeting Materials to the Intermediaries and clearing agencies for onward distribution to Non-Registered Lake Shore Shareholders. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Lake Shore Shareholders. Generally, Non-Registered Lake Shore Shareholders will either:

(a)                                 be given a VIF which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Lake Shore Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the VIF will consist of a regular printed Proxy accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the Proxy to validly constitute a VIF, the Non-Registered Lake Shore Shareholder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)                                 be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Lake Shore Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Proxy, this Proxy is not required to be signed by the Non-Registered Lake Shore Shareholder when submitting the Proxy. In this case, the Non-Registered Lake Shore Shareholder who wishes to submit a Proxy should properly complete the Proxy and deposit it with Computershare Investor Services Inc., Toronto, Office, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Lake Shore Shareholders to direct the voting of the Lake Shore Shares they beneficially own. Should a Non-Registered Lake Shore Shareholder who receives either a VIF or a Proxy wish to attend the Lake Shore Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Lake Shore Shareholder), the Non-Registered Lake Shore Shareholder should strike out the names of the persons named in the Proxy and insert the Non-Registered Lake Shore Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, Non-Registered Lake Shore Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the VIF or Proxy is to be delivered.

The Meeting Materials are being sent to both Registered and Non-Registered Lake Shore Shareholders. If you are a Non-Registered Lake Shore Shareholder, and Lake Shore or its agent has sent these materials directly to you, your name and address and information about your holdings of Lake Shore Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Lake Shore Shares on your behalf. By choosing to send these materials to you directly, Lake Shore (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request form for voting instructions.

Revocation of Proxies

A Registered Lake Shore Shareholder who has submitted a Proxy may revoke it by: (a) delivering a written notice signed by the Registered Lake Shore Shareholder or by an attorney authorized in writing or, if the Registered Lake Shore Shareholder is a corporation, by a duly authorized officer or attorney, (i) at the registered office of Lake Shore at Suite 2000, 181 University Avenue, Toronto, Ontario, Canada M5H 3M7, Attn: Corporate Secretary, not later than the last Business Day immediately preceding the Lake Shore Meeting, or (ii) to the Chairman of the Lake Shore Meeting prior to the commencement of the Lake Shore Meeting on the day of the Lake Shore Meeting; (b) completing and signing a Proxy bearing a later date and depositing it with Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Lake Shore Meeting; or (c) in any other manner permitted by law.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Lake Shore Meeting will be held at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, 123 Queen Street West, Toronto, Ontario M5H 2M9, on March 31, 2016 at 10:00 a.m. (Toronto time) as set forth in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of Lake Shore consists of an unlimited number of Lake Shore Shares.  Each Lake Shore Share entitles the holder thereof to one vote on all matters to be acted upon at the Lake Shore Meeting.  At the close of business on the Record Date there were 463,282,164 Lake Shore Shares outstanding.  Only those Lake Shore Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Lake Shore Meeting.

To the knowledge of the directors and executive officers of Lake Shore, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Lake Shore Shares carrying 10% or more of the voting rights attached to all outstanding Lake Shore Shares.

Quorum and Votes Required for Certain Matters

Quorum for the Lake Shore Meeting will be met if there are at least two persons present, each of whom is entitled to vote at the Lake Shore Meeting, and all of whom collectively hold or represent by proxy not less than 25% of the votes entitled to be cast at the Lake Shore Meeting.  No business shall be transacted at the Lake Shore Meeting unless the requisite quorum is present at the commencement of such Lake Shore Meeting, provided that, if a quorum is present at the commencement of the Lake Shore Meeting, a quorum will be deemed to be present during the remainder of the Lake Shore Meeting.

In order for the Arrangement to become effective, the Arrangement Resolution must be approved, with or without amendment, (i) by at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution by Lake Shore Shareholders present in person or represented by proxy at the Lake Shore Meeting, and (ii) by a simple majority of the votes cast by Lake Shore Shareholders present in person or represented by proxy at the Lake Shore Meeting, excluding the votes cast in respect of Lake Shore Shares held by Mr. Anthony Makuch and any related parties or joint actors, and such other Lake Shore Shareholders required to be excluded by MI 61-101.  See “The Arrangement Approval — Requisite Shareholder Approval”.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Board to vote in favour of the matters discussed in this Circular, Lake Shore Shareholders should be aware that some of the directors and officers of Lake Shore have interests in the Arrangement that are different from, or in addition to, the interests of Lake Shore Shareholders generally. These interests relate to the fact that certain directors and officers may continue to serve as directors or officers of Tahoe following the completion of the Arrangement and as part of their continued employment with Tahoe may be entitled to receive the Continuing Employee Share Entitlements. As a result of the Arrangement, all of the senior officers of Lake Shore are entitled to receive certain change of control payments and all Lake Shore DSUs or Lake Shore PSUs held by any directors or officers will also vest and become payable in certain circumstances. In addition, all Lake Shore Options that are held by any directors and officers of Lake Shore who are terminated as a result of the Arrangement will be extended to the earlier of the original expiry date as provided for in the Lake Shore Option, or one year following the Effective Date.  See “The Arrangement - Interests of Certain Persons in the Arrangement” and “Regulatory Approvals and Securities Laws Matters — Canadian Securities Laws Matters — MI 61-101 Matters”.

THE ARRANGEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.  This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the Plan of Arrangement.  The Arrangement Agreement has been filed on SEDAR at www.sedar.com and the Plan of Arrangement is attached hereto as Schedule B.

Principal Steps to Effect the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur without any further act or formality, but in the order and with the timing set out in the Plan of Arrangement:

Dissent Shares

Each Lake Shore Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Lake Shore and Lake Shore will thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement and the name of such Dissenting Shareholder will be removed from the central securities register of Lake Shore as a holder of Lake Shore Shares and the Lake Shore Shares so transferred will be cancelled.

Transfer of Lake Shore Shares for Consideration Shares

Each issued Lake Shore Share held by a former Lake Shore Shareholder (other than a Dissenting Shareholder or Tahoe or any subsidiary of Tahoe) will be transferred to Tahoe (free and clear of any Liens) and in consideration therefor Tahoe will issue Tahoe Shares on the basis of 0.1467 of a fully paid and non-assessable Tahoe Share for each Lake Shore Share.

Legal and Beneficial Title

At the same time as the steps above under the headings “Dissent Shares” and “Transfer of Lake Shore Shares for Consideration Shares”, with respect to each Lake Shore Share: (i) the Lake Shore Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Lake Shore Share and the name of the Lake Shore Shareholder will be removed from the central securities register of Lake Shore with respect to such Lake Shore Share, (ii) legal and beneficial title to such Lake Shore Share (other than a Lake Shore Share transferred to Lake Shore by a Dissenting Shareholder) will vest in Tahoe and Tahoe will be and be deemed to be the transferee and legal and beneficial owner of such Lake Shore Share (free and clear of any Liens) and will be entered in the central securities register of Lake Shore as the sole holder thereof, and (iii) legal and beneficial title to Lake Shore Shares held by a Dissenting Shareholder will be transferred to Lake Shore and the Lake Shore Shares so transferred will be cancelled.

Exchange of Lake Shore Options

Each Lake Shore Option, to the extent it has not been exercised as of the Effective Date, will be exchanged by the Lake Shore Optionholder, without any further act or formality and free and clear of all Liens, for a Replacement Option to purchase a number of Tahoe Shares equal to the product of 0.1467 multiplied by the number of Lake Shore Shares issuable on exercise of such Lake Shore Option immediately prior to the Effective Time for an exercise price per Tahoe Share equal to the exercise price per share of such Lake Shore Option immediately prior to the Effective Time divided by 0.1467 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Tahoe Share, then the number of Tahoe Shares subject to such Replacement Option will be rounded down to the next whole number of Tahoe Shares) and the Lake Shore Options will thereupon be cancelled.

The term of expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Option will be the same as the terms and conditions of the Lake Shore Options for which it is exchanged except that such Replacement Option will be governed by the terms and conditions of the Tahoe Incentive Plans and, in the event of any inconsistency or conflict the Tahoe Incentive Plans will govern. Any document previously evidencing the Lake Shore Option will thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Option will be issued.

If the adjustment to the Lake Shore Options results in a disposition of Lake Shore Options for options to acquire Tahoe Shares or “new” Lake Shore Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. In the event that the Tahoe Option In-The-Money Amount exceeds the Lake Shore Option In-The-Money Amount in respect of the Lake Shore Option exchanged in accordance with Section 3.1(d) of the Plan of Arrangement, the number of Tahoe Shares which may be acquired on exercise of the Lake Shore Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount does not exceed the Lake Shore Option In-The-Money Amount.

Exchange of Temex Options

Each Temex Option to the extent it has not been exercised as of the Effective Date, will be exchanged by the Temex Optionholder, without any further act or formality and free and clear of all Liens, for a Replacement Option to purchase a number of Tahoe Shares equal to the product of 0.1467 multiplied by the number of Lake Shore Shares issuable on exercise of such Temex Option immediately prior to the Effective Time for an exercise price per Tahoe Share equal to the exercise price per share of such Temex Option immediately prior to the Effective Time divided by 0.1467 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Tahoe Share, then the number of Tahoe Shares subject to such Replacement Option will be rounded down to the next whole number of Tahoe Shares) and the Temex Options will thereupon be cancelled.

The term of expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Option will be the same as the terms and conditions of the Temex Option for which it is exchanged except that such Replacement Option will be governed by the terms and conditions of the Tahoe Incentive Plans and, in the event of any inconsistency or conflict the Tahoe Incentive Plans will govern. Any document previously evidencing the Temex Option will thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Option will be issued.

If the adjustment to the Temex Options results in a disposition of Temex Options for options to acquire Tahoe Shares or “new” Temex Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition.  In the event that the Tahoe Option In-The-Money Amount exceeds the Temex Option In-The-Money Amount in respect of the Temex Option exchanged in accordance with Section 3.1(e) of the Plan of Arrangement, the number of Tahoe Shares which may be acquired on exercise of the Temex Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount does not exceed the Temex Option In-The-Money Amount.

Deemed Release

Each Lake Shore Shareholder, Lake Shore Optionholder and Temex Optionholder, with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Lake Shore Share, Lake Shore Option and Temex Option, as the case may be, in accordance with such step.

On completion of the Arrangement, there will be approximately 297,393,161 Tahoe Shares outstanding (assuming the full exercise of all Temex Warrants and Temex Finder Options prior to the completion of the Arrangement and the maximum issuance under the Continuing Employee Share Entitlements) and Tahoe Shareholders and former Lake Shore Shareholders will hold approximately 77% and 23% of the total number of outstanding Tahoe Shares, respectively, before giving effect to any dilutive securities (approximately 73% and 27% respectively, on a fully diluted in-the-money basis).  Lake Shore will become a wholly owned subsidiary of Tahoe.  The Effective Date of the Arrangement is expected to occur on or about April 4, 2016 or such other date as the parties may agree.

Requisite Shareholder Approval

At the Lake Shore Meeting, Lake Shore Shareholders will be asked to approve the Arrangement Resolution, substantially in the form set out in Schedule A to this Circular.  The approval of the Arrangement Resolution will require the affirmative vote of (i) at least two-thirds (66 2/3%) of the votes cast by the Lake Shore Shareholders, present in person or represented by proxy at the Lake Shore Meeting, and (ii) a simple majority of the votes cast by the Lake Shore Shareholders, person in person or represented by proxy at the Lake Shore Meeting, excluding the votes cast in respect of Lake Shore Shares held by Mr. Anthony Makuch and any related parties or joint actors, and such other Lake Shore Shareholders, required to be excluded by MI 61-101.

As part of the Arrangement Resolution, Lake Shore Shareholders will be asked to approve the Capital Reduction.  If the Arrangement Resolution is passed, Lake Shore will reduce the stated capital of the Lake Shore Shares by the Capital Reduction Amount subsequent to the Lake Shore Meeting but before the hearing in respect of the Final

Order, or any adjournment thereof. The Capital Reduction will not be effected by Lake Shore unless the Arrangement Resolution receives the requisite Shareholder Approval.

The Arrangement Resolution must be approved in order for Lake Shore to seek the Final Order and the Share Issuance Resolution must be approved by the Tahoe Shareholders at the Tahoe Meeting in order for the Arrangement to be implemented on the Effective Date in accordance with the Final Order.

Each of the directors and senior officers of Lake Shore, and each of the directors and officers of Tahoe have agreed to vote their shares in favour of the Arrangement Resolution, in the case of Lake Shore, and the Share Issuance Resolution, in the case of Tahoe, pursuant to the terms of the Lake Shore Support Agreements and Tahoe Support Agreements, as applicable. As at the Record Date, the directors and senior officers of Lake Shore held 1,175,553 Lake Shore Shares, representing approximately 0.25% of the issued and outstanding Lake Shore Shares, and the directors and senior officers of Tahoe held 5,111,158 Tahoe Shares, representing approximately 2.25% of the issued and outstanding Tahoe Shares. See “Support Agreements”.

The Board unanimously recommends that the Lake Shore Shareholders vote FOR the Arrangement Resolution.  Unless otherwise indicated, the persons named in the accompanying Proxy intend to vote in favour of the Arrangement Resolution.

Completion of the Arrangement

The Arrangement is expected to become effective at 12:01 a.m. (Toronto time) on April 4, 2016, and in any event no later than the Outside Date.  Completion of the Arrangement is conditional on the Shareholder Approval being obtained, the Final Order of the Court being obtained, all other key regulatory approvals including Competition Act Approval, Tahoe Shareholder Approval and TSX approval being obtained, and all other conditions pursuant to the Arrangement Agreement having been met or waived.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives and legal and financial advisors of Lake Shore and Tahoe.  The following is a summary of the background to the execution by Lake Shore of the Arrangement Agreement.

Lake Shore’s senior management team regularly considers strategic opportunities, including potential corporate and asset transactions.  Prior to the consideration of the proposed Arrangement described in this Circular, Lake Shore’s management team and Board had from time to time considered opportunities to enhance shareholder value.  Several of these opportunities involved the execution of confidentiality agreements.

In June 2015, Mr. McArthur (Executive Chair of Tahoe) and Mr. Anthony Makuch (President and Chief Executive Officer of Lake Shore) discussed possible business opportunities in the Timmins gold camp and the possibility of a Tahoe site visit to Lake Shore’s facilities.  During the month of June, representatives of Tahoe and Lake Shore engaged in periodic high level discussions regarding their respective businesses and operations.  On July 6, 2015, Lake Shore and Tahoe executed a confidentiality agreement pursuant to which Lake Shore agreed to make certain non-public information available to Tahoe in light of Tahoe’s potential interest in Lake Shore.

Between July and September 2015, Tahoe commenced a technical due diligence review of Lake Shore, including the completion of a site visit to Lake Shore’s operations in Timmins, Ontario. At the end of July 2015, Lake Shore’s management provided an update to the Board regarding various corporate developments including potential transactions with Tahoe and parties other than Tahoe.

Between October and December 2015, discussions as to financial and technical matters between senior management of Lake Shore and Tahoe took place.  However, Tahoe indicated that any decisions with regard to progressing a potential business combination would not be forthcoming until the new year.

Commencing in early January 2016, Tahoe began conducting additional due diligence on Lake Shore.  In mid-January, Lake Shore engaged Cassels Brock & Blackwell LLP (“Cassels”) and began working with BMO Capital

Markets as legal and financial advisors, respectively, to assess the merits of a potential business combination between Lake Shore and Tahoe. Other strategic options available to Lake Shore, including the stand-alone execution of its strategic plan, were also reviewed, considered and discussed.

On January 19, 2016, the senior executives of Lake Shore and Tahoe discussed via telephone a range of possible terms for a business combination, a prospective schedule for a proposed transaction and due diligence matters.  On January 22, 2016, the senior executives of Lake Shore and Tahoe agreed on a tentative schedule to meet in Toronto in early February for the purposes of discussing the possibility of merging the two companies and negotiating the business, financial and legal terms of the business combination.

From January 25 to 27, 2016, financial and legal personnel of Tahoe met with members of Lake Shore’s management to discuss various due diligence matters.  Lake Shore commenced its reciprocal due diligence review of Tahoe in late January, with such review including a full day session in Tahoe’s Reno, NV office and a site visit to Tahoe’s Guatemalan operations.

On February 1, 2016, counsel to Tahoe circulated a first draft of the form of Arrangement Agreement to Cassels, which proposed that a business combination be effected by way of a statutory plan of arrangement pursuant to Section 192 of the CBCA.  No financial terms were set forth in the draft Arrangement Agreement nor had any business, financial or legal terms been agreed to by the parties at this point.

During the week of February 1, 2016, the Board and its legal advisors met with BMO Capital Markets who provided the Board with initial perspectives regarding a potential transaction between Lake Shore and Tahoe, as well as a review of other strategic options available to Lake Shore.  On February 2, 2016, the Board convened and constituted the Special Committee to oversee negotiations with respect to a potential transaction with Tahoe and agreed that it would engage BMO Capital Markets as its financial advisor.  An independent technical consultant was also retained by the Board to provide a review on Tahoe’s operations.  On that same day, representatives of Lake Shore together with BMO Capital Markets, visited Tahoe’s offices in Reno for a technical review of Tahoe.  An initial meeting date for February 9, 2016 was agreed with Tahoe, the purpose of which would be to discuss business and financial terms.

Between February 3 and 5, 2016, representatives of Lake Shore, including the independent technical consultant, visited the Escobal Mine and the offices of Tahoe’s subsidiary Minera San Rafael S.A. in Guatemala.  Over the course of the visit, meetings were held between the technical teams of Lake Shore and Tahoe and key onsite personnel of Tahoe.

On February 5, 2016, as a result of observed trading activity, the Lake Shore Shares were halted from trading on the TSX.  At the request of IIROC, Lake Shore issued a press release on February 5, 2016 and trading subsequently resumed.  At the time of dissemination of Lake Shore’s press release, the parties had not agreed on financial terms for the proposed transaction, and no negotiations between the parties on the financial or business terms had occurred since the initial circulation of the draft Arrangement Agreement. Following the close of trading on February 5, 2016, Lake Shore was informed by Tahoe that Tahoe would need to consider whether it wished to continue to proceed with the planned February 9, 2016 discussion on the potential transaction or whether to place any further discussions on hold.

On the morning of February 6, 2016, Tahoe informed Lake Shore that it wished to proceed with negotiations to determine if a definitive agreement for a transaction could be executed, including completion of all necessary documentation prior to market open on February 8, 2016.  If not, Tahoe communicated it would discontinue negotiations, which it may or may not reinitiate at a later date.  The Special Committee and the Board met, together with their legal and financial advisors, on the afternoon of February 6, 2016 to discuss the feasibility of the proposed timeline.  At that time, the Board authorized Mr. Alan Moon (Chair of the Special Committee and Chair of the Board) to negotiate deal terms with Tahoe.  On February 6, 2016, Mr. Alan Moon and Mr. McArthur engaged in negotiations with respect to the relative valuation of the companies and the financial terms upon which the transaction could be completed.  An agreement in principle on the key terms was reached between the parties late in the evening on February 6, 2016.  Key terms negotiated included the exchange ratio of 0.1467, board representation in the form of one Lake Shore nominee on the board of the Combined Company, deal protections including non-solicitation provisions, the right to match, reciprocal break fees and the treatment of Lake Shore options.  Lake

Shore directed Cassels to provide a revised draft of the Arrangement Agreement to Tahoe’s legal counsel and to commence negotiations to finalize the form of Arrangement Agreement.

On February 7, 2016, each of the Special Committee and the Board convened a meeting at which it reviewed and discussed in detail, the terms of the Arrangement, the terms of the draft Arrangement Agreement, the draft Lake Shore disclosure letter, the form of Tahoe Support Agreement and the draft (and proposed timing) of the press release in respect of the announcement of the Arrangement.  BMO Capital Markets presented its oral fairness opinion to each of the Special Committee and the Board.  Following a full and complete discussion regarding all aspects of the Arrangement, the Special Committee recommended that the Board approve the Arrangement and recommend to Lake Shore Shareholders to vote in favour of the Arrangement, in each case subject to agreeing to the final version of the Arrangement Agreement.

On February 7, 2016, the Board, having received the favourable unanimous recommendation by the Special Committee, the BMO Capital Markets fairness opinion and having considered and discussed all relevant matters relating to the Arrangement, determined, among other things, (i) that the Arrangement is fair to Lake Shore Shareholders and in the best interests of Lake Shore, (ii) that the Exchange Ratio is fair, from a financial point of view to Lake Shore Shareholders, (iii) that it would recommend that Lake Shore Shareholders vote in favour of the Arrangement Resolution, and (iv) that it would authorize the execution of the Arrangement Agreement, the Lake Shore disclosure letter and the Tahoe Support Agreements and all other documents necessary to give effect to the Arrangement.

The Arrangement Agreement was executed by the parties in the early morning of February 8, 2016 and announced in a joint press release issued by Lake Shore and Tahoe prior to the open of trading on the TSX on February 8, 2016.

Fairness Opinion

The following is a summary of the Fairness Opinion. BMO Capital Markets has provided its consent to the inclusion of the entire Fairness Opinion and a summary thereof in this Circular and to the filing thereof by Lake Shore with the securities commissions or similar regulatory authorities in Canada.  This summary is qualified in its entirety by, and should be read in conjunction with, the full text of the Fairness Opinion attached to this Circular as Schedule C, and Lake Shore Shareholders are urged to read the Fairness Opinion in its entirety.

Lake Shore entered into the Advisory Agreement with BMO Capital Markets, pursuant to which, among other things, BMO Capital Markets agreed to provide the Board with an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Lake Shore Shareholders pursuant to the Arrangement.  BMO Capital Markets was not asked to prepare, and has not prepared, a “formal valuation” (within the meaning of MI 61-101) of Lake Shore or Tahoe or any of the securities or assets thereof, and the Fairness Opinion should not be construed as such.  At a meeting on February 7, 2016, BMO Capital Markets provided the Board with an oral opinion, subsequently confirmed by a written Fairness Opinion, that, as of such date, based on its review and analyses and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, that the Consideration to be received by the Lake Shore Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to the Lake Shore Shareholders.

The Fairness Opinion was prepared at the request of and for the information of the Board and the Special Committee and was provided solely for the use of the Board and the Special Committee for the purpose of considering the Arrangement and may not be used or relied upon by any other person or for any other purposes without the express prior written consent of BMO Capital Markets.  The Fairness Opinion is directed only to the fairness, from a financial point of view, of the Consideration receivable by Lake Shore Shareholders pursuant to the Arrangement, and is only one of a number of factors taken into consideration by the Board in considering the Arrangement.  The Fairness Opinion is not intended to be and does not constitute a recommendation of any kind to any Lake Shore Shareholder as to how such Lake Shore Shareholder should vote with respect to the matters to be considered at the Lake Shore Meeting.  Furthermore, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Lake Shore Shares or Tahoe Shares may trade.

The Fairness Opinion was rendered on the basis of securities markets, economic, general business and financial conditions prevailing as of the date of the Fairness Opinion and the conditions and prospects, financial and otherwise, of Lake Shore and Tahoe as they were reflected in the information provided by Lake Shore and Tahoe and as they were represented to BMO Capital Markets in BMO Capital Markets’ discussions with the management of Lake Shore and Tahoe.  In BMO Capital Markets’ analyses and in connection with the preparation of the Fairness Opinion, BMO Capital Markets made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets or any party involved in the Arrangement.

BMO Capital Markets has disclaimed any undertaking or obligation to advise any person of any change in any fact, or matter affecting the Fairness Opinion that may come or be brought to BMO Capital Markets’ attention following the date of the Fairness Opinion. Without limiting the foregoing, BMO Capital Markets has reserved the right to change, modify or withdraw the Fairness Opinion in the event that there is any material change in any fact, or matter affecting the Fairness Opinion following the date of the Fairness Opinion.

Pursuant to the terms of the Advisory Agreement, BMO Capital Markets acted as a financial advisor to Lake Shore in connection with the Arrangement and is to be paid a fee for its services, including a fee for the delivery of the Fairness Opinion, whether or not the Arrangement is completed and a fee that is contingent on the successful completion of the Arrangement. In addition, Lake Shore has agreed to reimburse BMO Capital Markets for all reasonable out-of-pocket expenses and to indemnify BMO Capital Markets in respect of certain liabilities that might arise out of the engagement.

Recommendation of the Special Committee

The Special Committee members were Alan Moon (Chairman), Frank Hallam and Ingrid Hibbard.

The mandate of the Special Committee included the following: (i) review and supervise the process to be carried out by Lake Shore and its professional advisors in dealing with expressions of interest from Tahoe or any other third party or parties in relation to a proposed transaction; (ii) consider, review and make recommendations to the Board in respect of a proposed transaction and matters that the Special Committee considers to be relevant in response to any proposed transaction, including with respect to the recommendation that the Board should make to the Lake Shore Shareholders in respect of any proposed transaction and reasons for making such recommendations; (iii) establish, supervise and manage a process that it considers necessary or advisable to identify, evaluate and consider potential improvements to any proposed transaction or any alternatives to any proposed transaction; (iv) consult with management of Lake Shore and such professional advisors as the Special Committee deems necessary or advisable in order to provide recommendations to the Board; and (v) take such actions in connection with the foregoing as in its opinion are necessary or desirable in the discharge of its responsibilities.

The Special Committee was also granted all such powers as it reasonably required to discharge its mandate, including the ability to retain such independent advisors as it considered necessary or desirable, on such terms as the Special Committee considered appropriate.

The Special Committee first met on February 6, 2016.  Between February 6 and 7, 2016, the Special Committee held two meetings by teleconference, to receive updates on the progress of the Arrangement from management of Lake Shore, to consider the feasibility of the timeline proposed by Tahoe regarding the Arrangement, to provide input to management, where applicable, on various issues raised or issues being considered generally, and to receive updates from BMO Capital Markets.

The Special Committee, among other things, reviewed the terms of the Arrangement Agreement and the business terms of the Arrangement.  The Special Committee also reviewed and considered the analysis of BMO Capital Markets.  On February 7, 2016, BMO Capital Markets made a formal presentation to the Special Committee and orally delivered the Fairness Opinion.  A written copy of the Fairness Opinion was subsequently delivered.

The Special Committee, having taken into account the Fairness Opinion and such other matters as it considered relevant, unanimously determined that the Arrangement was in the best interests of Lake Shore and that the Consideration to be received by Lake Shore Shareholders pursuant to the Arrangement was fair, from a financial point of view, to Lake Shore Shareholders. Accordingly, the Special Committee unanimously recommended that (i) the Board approve the Arrangement, and (ii) the Board recommend to the Lake Shore Shareholders to vote FOR the Arrangement Resolution, in each case subject to agreeing to the final version of the Arrangement Agreement.

Recommendation of the Board

After considering, among other things, the Fairness Opinion, the Board has unanimously determined that the Consideration offered under the Arrangement is fair, from a financial point of view, to Lake Shore Shareholders and that the Arrangement is in the best interests of Lake Shore. Accordingly, the Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that the Lake Shore Shareholders vote FOR Arrangement Resolution at the Lake Shore Meeting.

In reaching its conclusions and formulating its recommendations, the Board considered a number of factors, including the Fairness Opinion and the expected benefits, reasons and risks associated with the Arrangement. The discussion of the information and factors considered by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have assigned different weight to each factor.

Reasons and Benefits of the Arrangement

(a)                                 Attractive Premium. Immediate up-front premium for Lake Shore Shareholders.  Based on each company’s 20-day volume weighted average trading price on the TSX, the Exchange Ratio implies a premium of 30.4% to Lake Shore Shareholders for the period ending February 4, 2016.

(b)                                 Transacting at the Time of Being a Top Sector Performer: Over the last few years, Lake Shore has been amongst the top performers in the gold space by growing production, reducing costs, investing in exploration and growth opportunities, and de-levering its balance sheet. Over 2014 and 2015, Lake Shore shares gained 61% and 44% respectively, outperforming both the S&P/TSX Global Gold Index (up 2% and 7% respectively) and spot gold (down 2% and 10% respectively in U.S. dollar terms).

(c)                                  Enabling Transaction for Advancing Lake Shore’s Growth Projects. Superior financial strength and flexibility to support the advancement of Lake Shore’s growth projects in Timmins, Ontario, including, among others, the 144 Gap Deposit, the other zones at 144, the extension of Bell Creek at depth, Gold River, and Whitney.

(d)                                 Exposure to Tahoe’s World Class, Long Life Assets: Lake Shore Shareholders will hold approximately 23% of the total number of outstanding Tahoe Shares following completion of the Arrangement (excluding the impact of outstanding dilutive securities), thereby retaining meaningful equity participation in Lake Shore’s existing asset base and gaining exposure to Tahoe’s world-class Escobal mine in Guatemala and growing low-cost gold platform in Peru.

(e)                                  Combines High Margin Assets: All major assets in the Combined Company’s portfolio currently operate at all-in-sustaining costs below the peer group average, and all producing mines generate substantial free cash flow in the current commodity price environment.

(f)                                   Opportune Time to Gain Silver Exposure: The current gold-to-silver ratio at approximately 80-to-1 is well above the historical average of approximately 60-to-1 over the past two decades, making it a potentially opportune time for Lake Shore Shareholders to add silver exposure.

(g)                                  Access to an Attractive Dividend Policy: Tahoe has indicated that it plans to continue its dividend policy (US$0.02 monthly per common share) following completion of the transaction, thereby providing Lake Shore Shareholders with an attractive yield going forward.

(h)                                 Convertible Debentures Are In-The-Money at the Offer Price: The premium offered to Lake Shore Shareholders increases the likelihood that the Lake Shore Convertible Debentures will be converted into Tahoe Shares. This further strengthens the Combined Company’s balance sheet allowing it to preserve cash and execute on identified growth projects while sustaining its attractive dividend policy.

(i)                                     Enhanced Capital Markets Profile: Increased trading liquidity, enhanced value proposition and capital markets profile, all of which should provide enhanced access to capital going forward.

(j)                                    Platform for Future Growth: Establishes a platform to become a potential consolidator of Canadian-based assets, especially in Ontario — one of the world’s premier mining jurisdictions.

In the course of their evaluation of the Arrangement, the Board consulted with Lake Shore’s senior management, legal counsel and the Financial Advisor to Lake Shore, considered current industry, economic and market conditions and trends, reviewed a significant amount of information and considered a number of factors, including but not limited to the following:

(a)                                 Tahoe Information. The Board considered the information provided by Tahoe with respect to its assets, properties and financial condition.

(b)                                 Advice from the Financial Advisor. The Board considered the financial presentation of the Financial Advisor to Lake Shore, as well as the oral opinion delivered on February 7, 2016 and the subsequent written Fairness Opinion, to the effect that, based on its analyses and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the Consideration to be received by Lake Shore Shareholders is fair, from a financial point of view, to the Lake Shore Shareholders.

(c)                                  Size and Market Liquidity. The Board considered the anticipated size, market liquidity and cash position of the Combined Company following completion of the Arrangement and the anticipated value of the Tahoe Shares on a fully diluted basis.

(d)                                 Strategic Opportunity. Lake Shore evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of Lake Shore. The Board, in consultation with the financial and legal advisors to Lake Shore, assessed the alternatives reasonably available to Lake Shore and determined that the Arrangement represents the best current prospect for maximizing Lake Shore Shareholder value.

(e)                                  Ability to Accept Superior Proposal. The Arrangement Agreement allows the Board, subject to compliance with the terms thereof, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be expected to be a Superior Proposal. This option and ability to terminate the Arrangement Agreement in specified circumstances to accept a Superior Proposal on payment of the Lake Shore Termination Fee provided further assurance to the Board that it would have a reasonable opportunity to consider a potential superior alternative transaction if one were subsequently proposed. The Board received advice from the financial and legal advisors to Lake Shore that the terms of the Arrangement Agreement, including the payment of the Lake Shore Termination Fee and the circumstances for such payment, are within the ranges typical in the market for similar transactions and should not be a significant deterrent to a party that is otherwise determined to pursue a Superior Proposal. See “The Arrangement Agreement”.

(f)                                   Voting Support Agreements. The Lake Shore Supporting Shareholders and the Tahoe Supporting Shareholders, who in total hold approximately 0.25% and 2.25% of the Lake Shore Shares and Tahoe Shares, respectively, have entered into the Lake Shore Support Agreements and Tahoe Support Agreements, as the case may be, pursuant to which they have agreed, among other things, to vote in favour of the resolutions relating to the Arrangement.

(g)                                  Required Shareholder Approval. The Board considered that the Arrangement Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast by Lake Shore Shareholders present in person or represented by proxy at the Lake Shore Meeting and also approved by a simple majority of the votes cast by Lake Shore Shareholders present in person or represented by proxy at the Lake Shore Meeting, excluding the votes cast in respect of Lake Shore Shares held by Mr. Anthony

Makuch and any related parties or joint actors, and such other Lake Shore Shareholders required to be excluded by MI 61-101.

(h)                                 Approvals. The Board considered that the completion of the Arrangement also requires Court approval, Competition Act Approval, Tahoe Shareholder Approval and TSX approval.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors in connection with the Arrangement, including, but not limited to the following:

(a)                                 Termination of the Arrangement Agreement. Each of Lake Shore and Tahoe has the right to terminate the Arrangement Agreement in certain circumstances, including in the event of a change having a Tahoe Material Adverse Effect or Lake Shore Material Adverse Effect, as the case may be.

(b)                                 Satisfaction or Waiver of Conditions Precedent. The completion of the Arrangement is subject to several conditions, including shareholder, court and regulatory approvals, and there is no certainty that all conditions will be satisfied or waived.

(c)                                  Failure to Complete the Arrangement. If the Arrangement is not completed, a considerable amount of costs, time and effort of Lake Shore and its management team will have been diverted away from other aspects of Lake Shore’ business activities and other potentially accretive transactions.

(d)                                 Integration and Realization of Anticipated Benefits. The Combined Company may fail to realize the growth opportunities and synergies currently anticipated due to challenges associated with integrating the operations and personnel of Lake Shore and Tahoe.

(e)                                  Fixed Exchange Ratio. The Exchange Ratio is fixed and, as a result, the Tahoe Shares issued on closing of the Arrangement may have a market value different than at the time of approval of the Arrangement.

(f)                                   Termination Payments and Fees. The Arrangement Agreement may be terminated by Lake Shore or Tahoe in certain circumstances, in which case the applicable Termination Fee and/or Termination Expense Reimbursement may be payable.

(g)                                  Interests of Certain Persons in the Arrangement. Certain directors and/or officers of Lake Shore have interests in the Arrangement that are different than the interests of Lake Shore Shareholders generally.

The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their conclusions and recommendations. The recommendations of the Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Tahoe, and were also based upon the advice of the Financial Advisor to Lake Shore and legal advisors to the Board.  In addition, individual members of the Board may have assigned different weights to different factors.  See “Risk Factors”.

Procedure for Exchange of Lake Shore Shares

Letter of Transmittal

At the time of sending this Circular to each Lake Shore Shareholder, Lake Shore is also sending the Letter of Transmittal to each Registered Lake Shore Shareholder.  The Letter of Transmittal is for use by Registered Lake Shore Shareholders only and is not to be used by Non-Registered Lake Shore Shareholders.  The exchange of Lake Shore Shares for the Consideration in respect of Non-Registered Lake Shore Shareholders is expected to be made with the Intermediary through the procedures in place for such purposes between CDS and such nominee. Non-Registered Lake Shore Shareholders should contact their nominee if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive the Tahoe Shares in respect of their Lake Shore Shares.

In advance of the Effective Date, Registered Lake Shore Shareholders are requested to tender to the Depositary any share certificates (unless held in the DRS) representing their Lake Shore Shares along with the duly completed Letter of Transmittal, together with such other documents as the Depositary may require. As soon as practicable following the Effective Date, the Depositary will forward to each Registered Lake Shore Shareholder that submitted an effective Letter of Transmittal to the Depositary, together with the certificate or certificates (unless held in the DRS) representing the Lake Shore Shares held by such Registered Lake Shore Shareholder immediately prior to the Effective Date, a DRS Advice representing the Tahoe Shares to which the Registered Lake Shore Shareholder is entitled under the Arrangement, to be sent to or at the direction of such Registered Lake Shore Shareholder.

A Registered Lake Shore Shareholder that does not submit an effective Letter of Transmittal prior to the Effective Date may still take delivery of the DRS Advice for the Tahoe Shares to which such Registered Lake Shore Shareholder is entitled pursuant to the Arrangement, by delivering the certificate(s) (unless held in the DRS) representing Lake Shore Shares formerly held by it to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date.  Such certificates (unless held in the DRS) must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require.

The Tahoe Shares will be registered in such name or names as directed in the Letter of Transmittal and the DRS Advice representing such Tahoe Shares will either be (i) sent to the address or addresses as such former Registered Lake Shore Shareholder directed in their Letter of Transmittal, (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the former Registered Lake Shore Shareholder in the Letter of Transmittal, or (iii) if no such address or instruction is specified in the Letter of Transmittal, sent to the address of the former Registered Lake Shore Shareholder as shown on the central securities register maintained by Computershare.

If any certificate, which immediately before the Effective Time represented one or more outstanding Lake Shore Shares in respect of which, pursuant to the Arrangement, the Registered Lake Shore Shareholder was entitled to receive Tahoe Shares is lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the former Registered Lake Shore Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a DRS Advice for the Tahoe Shares to which such Registered Lake Shore Shareholder is entitled pursuant to the Arrangement.  When authorizing delivery of a DRS Advice for the Tahoe Shares that a former Registered Lake Shore Shareholder is entitled to receive in exchange for any lost, stolen or destroyed certificate, such former Registered Lake Shore Shareholders to whom a DRS Advice is to be delivered will be required, as a condition precedent to the delivery thereof, to give a bond satisfactory to Tahoe, Lake Shore and the Depositary in such amount as Tahoe, Lake Shore and the Depositary may direct or otherwise indemnify Tahoe, Lake Shore and the Depositary in a manner satisfactory to them, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

A Registered Lake Shore Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

•                  the certificates representing their Lake Shore Shares (unless held in the DRS);

•                  a Letter of Transmittal in the form accompanying this Circular, or a manually executed photocopy thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

•                  any other relevant documents required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an eligible institution. If a Letter of Transmittal is executed by a person other than the Registered Lake Shore Shareholder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the Registered Lake Shore Shareholder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an eligible institution.

No Fractional Shares to be Issued

No fractional Tahoe Shares shall be issued to any former Lake Shore Shareholder.  If the aggregate number of Tahoe Shares to which a former Lake Shore Shareholder would otherwise be entitled would include a fractional Tahoe Share, the number of Tahoe Shares to be issued shall be rounded down to the nearest whole Tahoe Share and such former Lake Shore Shareholder shall not be entitled to any compensation in respect of such fractional Tahoe Share.

Cancellation of Rights after Six Years

If any former Lake Shore Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary (unless held in the DRS) in order for such former Lake Shore Shareholder to receive the Consideration which such former Lake Shore Shareholder is entitled to receive on or before the sixth anniversary of the Effective Date, then on the sixth anniversary of the Effective Date (i) such former Lake Shore Shareholder will be deemed to have donated and forfeited to Tahoe or its successors, any Consideration held by the Depositary in trust for such former Lake Shore Shareholder to which such former Lake Shore Shareholder is entitled and (ii) any certificate representing Lake Shore Shares formerly held by such former Lake Shore Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Tahoe and will be cancelled. None of Lake Shore or Tahoe, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former Lake Shore Shareholder) which is forfeited to Lake Shore or Tahoe or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Accordingly, former Lake Shore Shareholders who deposit with the Depositary certificates representing Lake Shore Shares after the sixth anniversary of the Effective Date will not receive Tahoe Shares or any other consideration in exchange therefor and will not own any interest in Lake Shore or Tahoe, and will not be paid any compensation.

Certain Corporate Difference between the BCBCA and the CBCA

Upon completion of the Arrangement, former Lake Shore Shareholders will become Tahoe Shareholders and their rights will be governed under the BCBCA. The provisions of the BCBCA dealing with shareholders rights and protections are generally comparable to those contained in the CBCA, including with respect to rights of dissent and appraisal and rights to bring derivative actions and oppression actions. Former Lake Shore Shareholders will not lose or gain any significant rights or protections as a result of the Arrangement. There are, however, some important differences such as those concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies.  Please refer to the summary comparison of certain provisions of the BCBCA and the CBCA which pertain to the rights of Lake Shore Shareholders in Schedule F to the Circular.

Lake Shore Convertible Debentures

Each Lake Shore Convertible Debenture will continue to be governed by and be subject to the terms of the Lake Shore Debenture Indenture. In the Arrangement Agreement, Tahoe has agreed to issue Tahoe Shares to a Lake Shore Debentureholder upon the conversion of any Lake Shore Convertible Debentures to settle such conversion, and, in connection therewith, Tahoe and Lake Shore intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

After the Effective Time, in accordance with the terms of the Lake Shore Debenture Indenture and the Supplemental Indenture, each Lake Shore Debentureholder will be entitled to receive (and such holder will accept) upon the conversion of such holder’s Lake Shore Convertible Debenture, in lieu of Lake Shore Shares to which such Lake Shore Debentureholder was entitled upon such conversion and for the same aggregate consideration payable therefor, the number of Tahoe Shares which the Lake Shore Debentureholder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such Lake Shore Debentureholder had been the Registered Lake Shore Shareholder of the number of Lake Shore Shares to which such Lake Shore Debentureholder would have been entitled if such Lake Shore Debentureholder had converted such holder’s Lake Shore Convertible Debenture immediately prior to the Effective Time.

Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol. In connection with the continued listing of the Lake Shore Convertible Debentures, it is anticipated that Lake Shore will continue to be a reporting issuer under the securities laws of each of the provinces of Canada in which it is a reporting issuer. Tahoe and Lake Shore have applied to certain provincial securities authorities in Canada for an order, effective after the completion of the Arrangement, relieving Lake Shore from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable securities laws of each of the provinces of Canada in which it is a reporting issuer, and such relief, if granted, will be subject to certain conditions.  See “Regulatory Approvals and Securities Laws Matters — Stock Exchange Approval”.

Tahoe Shares issuable upon conversion of any Lake Shore Convertible Debentures after the Effective Time have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and will only be issued if an exemption or exclusion is available from the U.S. federal and state registration requirements. Tahoe Shares resulting from the conversion of Lake Shore Convertible Debentures that are outstanding as “restricted securities” (within the meaning assigned to that term in Rule 144(a)(3) under the U.S. Securities Act) will be issued as “restricted securities”.

Additionally, following the Effective Time, a change of control offer will be made for the Lake Shore Convertible Debentures in accordance with the Lake Shore Debenture Indenture. During the 30 day period following the Effective Date, Lake Shore Debentureholders will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Lake Shore Convertible Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Lake Shore Shareholders should be aware that certain members of Lake Shore’s senior management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

The directors and officers of Lake Shore beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate 1,175,553 Lake Shore Shares, representing approximately 0.25% of the Lake Shore Shares outstanding as at the Record Date.  All of the Lake Shore Shares and Lake Shore Options held by the directors and officers will be treated in the same fashion under the Arrangement as the Lake Shore Shares and Lake Shore Options held by every other Lake Shore Shareholder and Lake Shore Optionholder, respectively.  The Lake Shore Shares held by the directors and officers of Lake Shore eligible to be cast in connection with the Arrangement Resolution (excluding those held by Mr. Anthony Makuch) represent 0.19% of the of the votes eligible to be cast.

In order to comply with MI 61-101, a simple majority of disinterested Lake Shore Shareholders, present either in person or represented by proxy at the Lake Shore Meeting, must cast votes in favour of the Arrangement Resolution. As a result, the 300,000 Lake Shore Shares owned or under the control or direction of Mr. Makuch (as well as any Lake Shore Shares that may be issued upon the exercise of Lake Shore Options held by him prior to the Lake Shore Meeting) will be excluded from the simple majority vote required under MI 61-101. See “Regulatory Approvals and Securities Laws Matters — Canadian Securities Laws Matters — MI  61-101 Matters”.

Change of Control Payments

As a result of the Arrangement, the executive and senior officers of Lake Shore may become entitled to receive change of control payment under the terms of their respective employment agreements with Lake Shore.  This includes (i) Anthony Makuch (President and Chief Executive Officer), (ii) Philip Yee (Senior Vice President and Chief Financial Officer), (iii) Peter van Alphen (Vice President, Operations), (iv) Eric Kallio (Senior Vice President, Exploration), (v) Merushe Verli (Vice President, Finance), (vi) Mark Utting (Vice President, Investor Relations), (vii) Alasdair Federico (Vice President, General Counsel and Corporate Secretary), (viii) Natasha Vaz (Vice President, Technical Services) and (ix) Christina Ouellette (Vice President, Human Resources).

The Arrangement constitutes a “change in control” as defined in each of the employment agreements between Lake Shore and the respective parties named above.  In the event a “Triggering Event” occurs within 12 months following a “change of control”, each of the parties named above will become entitled to a change of control payment.  A “Triggering Event’ means the occurrence of any one of the following events without the agreement of the relevant party: (i) an adverse change in any of the duties, powers, rights, discretion, prestige, salary, benefits or perquisites of such person; (ii) a diminution in the title of such person; (iii) a change in the position or body to whom such person reports; or (iv) a change in the hours or location of such person’s employment.  It is anticipated that certain of the persons named above will not be offered employment with the Combined Company, and therefore the change of control payments to such persons will become payable.

Under the terms of Anthony Makuch’s employment agreement, on a change of control, Mr. Makuch is entitled to receive (i) a payment equal to two and half times his annual salary, and (ii) a payment equal to two and half times his average annual incentive bonuses paid to Mr. Makuch in the two financial years preceding the change of control.  Mr. Makuch will be continuing on in an executive capacity with Tahoe following the completion of the Arrangement and in connection therewith will be negotiating a revised employment arrangement with Tahoe, pursuant to which, among other things he is expected to receive a lump sum payment equal to the change of control payment under his employment agreement with Lake Shore.

Each of the other executive and senior officers, under the terms of their employment agreements, are entitled, on a change of control to receive (i) a payment equal to twice their annual salary, and (ii) a payment equal to twice their average annual incentive bonuses paid to such individual in the two financial years preceding the change of control.

It is expected that approximately $6.14 million (excluding in respect of Mr. Makuch who is separately negotiating alternative employment arrangements with Tahoe) will be payable to the other persons named in this section as a result of the Arrangement and the change of control provisions in their respective agreements with Lake Shore.

See “Regulatory Approvals and Securities Laws Matters — Canadian Securities Laws Matters — MI 61-101 Matters”.

Lake Shore Options

As a result of the Arrangement, all of the Lake Shore Options, including those held by Lake Shore directors and officers, shall vest and shall, without any further action on the part of any holder of a Lake Shore Option, be deemed to have been exchanged for a Replacement Option entitling the holder to receive that number of Tahoe Shares as provided for in the Plan of Arrangement. See “The Arrangement - Principal Steps to Effect the Arrangement”.  Pursuant to the terms of the Arrangement Agreement, Lake Shore Options that are held by any directors, officers or employees who are terminated as a result of the Arrangement will be extended to the earlier of the original expiry date as provided for in the Lake Shore Option or one year from the Effective Date.

PSUs and DSUs

In addition, as a result of the Arrangement, the Lake Shore PSUs held by the senior officers of Lake Shore will vest and become payable upon a change of control occurring and either (i) the successor entity failing to assume the obligations with respect to the PSUs, or (ii) such holders of Lake Shore PSUs ceasing to be employed by Lake Shore.  The cash value of such Lake Shore PSUs will be determined with reference to the five day volume-weighted average trading price for the Lake Shore Shares at a date to be determined and subject to other adjustments in accordance with the Lake Shore PSU. Any Lake Shore employees who continue to be employed after completion of the Arrangement will be asked to accept, in lieu of their Lake Shore PSU cash entitlements, Tahoe Shares as of the completion of the Arrangement. If all of the senior officers of Lake Shore agree to accept Tahoe Shares in lieu of their Lake Shore PSU entitlements, Tahoe is expected to issue up to a total of approximately 1,243,887 Tahoe Shares in respect thereof to satisfy Lake Shore’s obligations to holders of Lake Shore PSUs.

Further, as a result of the Arrangement, the Lake Shore DSUs, all of which are held by non-executive directors of Lake Shore will vest and become payable upon such persons ceasing to become directors of Lake Shore.  The cash value of such Lake Shore DSUs will be determined with reference to the five day volume-weighted average trading price prior to the date such person ceases to be a director of Lake Shore. Applying a five day volume-weighted average trading price for the Lake Shore Shares of $1.83 as at March 1, 2016, it is expected that an aggregate cash payment to the holders of Lake Shore DSUs of approximately $4,712,195 would be required to be made by Lake

Shore.

See “Regulatory Approvals and Securities Laws Matters — Canadian Securities Laws Matters — MI 61-101 Matters”.

DISSENTING SHAREHOLDERS’ RIGHTS

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his, her or its Lake Shore Shares and is qualified in its entirety by reference to the full text of Section 190 of the CBCA, which is attached as Schedule E to this Circular, as modified by the Interim Order, which is attached as Schedule D to this Circular. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order. Failure to comply strictly with the provisions of Section 190 of the CBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Dissenting Shareholders may exercise Dissent Rights pursuant to and in the manner set forth under Section 190 of the CBCA, as modified by the Interim Order, provided that notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution must be sent to Lake Shore by each Dissenting Shareholder who wishes to dissent and be received by Lake Shore not later than 5:00 p.m. (Toronto time) on March 30, 2016, or the date that is one Business Day immediately prior to the Lake Shore Meeting or any date to which the Lake Shore Meeting may be postponed or adjourned, at its head office located at Suite 2000, 181 University Avenue, Toronto, Ontario M5H 3M7, Attention: President and Chief Executive Officer.

Lake Shore Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement Resolution require strict compliance with the applicable Dissent Procedures.

Dissent Rights to the Arrangement Resolution

As indicated in the Notice of Meeting, any Lake Shore Shareholder is entitled to be paid the fair value of his, her or its Lake Shore Shares in accordance with the Plan of Arrangement and Section 190 of the CBCA if such Shareholder exercises Dissent Rights and the Arrangement becomes effective. There can be no assurance that a Lake Shore Shareholder that dissents will receive consideration for his, her or its Lake Shore Shares of equal value to the consideration such Lake Shore Shareholder would have received on completion of the Arrangement.

Under the CBCA, a Lake Shore Shareholder is, in effect, not entitled to exercise Dissent Rights with respect to such Shareholder’s Lake Shore Shares if such Shareholder votes any of those Lake Shore Shares for the Arrangement Resolution.  A brief summary of the provisions of Section 190 of the CBCA is set out below.

Section 190 of the CBCA

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental changes. The Interim Order expressly provides Registered Lake Shore Shareholders with the right to dissent from the Arrangement pursuant to Section 190 of the CBCA, with modifications to the provisions of Section 190 of the CBCA, as provided in the Plan of Arrangement and the Interim Order. The CBCA, as modified by the Interim Order, provides that Registered Lake Shore Shareholders who dissent to the actions being taken by Lake Shore may exercise a right of dissent and require Lake Shore to purchase the Lake Shore Shares held by such Dissenting Shareholder at the fair value of such Lake Shore Shares.

In many cases, Lake Shore Shares beneficially owned by a Non-Registered Lake Shore Shareholder are registered either (i) in the name of an Intermediary, or (ii) in the name of a clearing agency (such as CDS or similar entities) of which the Intermediary is a participant. Accordingly, a Non-Registered Lake Shore Shareholder will not be entitled to exercise the Dissent Rights directly unless the Lake Shore Shares are re-registered in the Non-Registered Lake Shore Shareholder’s name.

A Non-Registered Lake Shore Shareholder who wishes to exercise the Dissent Rights should contact the Intermediary with whom the Non-Registered Lake Shore Shareholder deals in respect of the Lake Shore Shares and either:

•                  instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Lake Shore Shareholder’s behalf (which, if the Lake Shore Shares are registered in the name of CDS or other clearing agency, would require that the Lake Shore Shares first be re-registered in the name of the Intermediary); or

•                  instruct the Intermediary to re-register the Lake Shore Shares in the name of the Non-Registered Lake Shore Shareholder, in which case, the Non-Registered Lake Shore Shareholder would be able to exercise the Dissent Rights directly. In this regard, the Non-Registered Lake Shore Shareholder will have to demonstrate that such person beneficially owned the Lake Shore Shares on the Record Date established for the Lake Shore Meeting in respect of which the Dissent Rights are being exercised.

Section 190 of the CBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. The CBCA provides, in effect, that a Lake Shore Shareholder who has submitted a written objection to the Arrangement Resolution but who votes for the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Lake Shore Shares voted for the Arrangement Resolution. The CBCA does not provide, and Lake Shore will not assume, that (i) a vote against the Arrangement Resolution, (ii) a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, or (iii) an abstention, constitutes a written objection for purposes of the right to dissent under the CBCA, but a Lake Shore Shareholder need not vote his, her or its Lake Shore Shares against the Arrangement Resolution in order to dissent.

A Dissenting Shareholder is required to send a written objection to the Arrangement Resolution to Lake Shore as specified in the Interim Order, by no later than 5:00 p.m. (Toronto time) on March 30, 2015, or the date that is one Business Day prior to the Lake Shore Meeting or any date to which the Lake Shore Meeting may be postponed or adjourned. A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection. Within 10 days after the Arrangement Resolution is approved by Lake Shore Shareholders, Lake Shore must send to each Dissenting Shareholder a notice that the Arrangement Resolution has been adopted. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or if such Dissenting Shareholder does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution), to send to Lake Shore a written notice (the “Demand for Payment”) containing (i) the Dissenting Shareholder’s name and address, (ii) the number of Lake Shore Shares in respect of which the Dissenting Shareholder dissents, and (iii) a demand for payment of the fair value of such Lake Shore Shares, and, within 30 days after sending such Demand for Payment, to send to Lake Shore or the transfer agent the appropriate certificate(s) representing the Lake Shore Shares in respect of which the Dissenting Shareholder exercised Dissent Rights. Lake Shore or the transfer agent, as applicable, must endorse on any such share certificate(s) a notice that the holder of such Lake Shore Shares is a Dissenting Shareholder under Section 190 of the CBCA and return forthwith the share certificate(s) to the Dissenting Shareholder.

A Dissenting Shareholder who fails to send to Lake Shore within the required period of time, the required certificate(s) representing the Lake Shore Shares in respect of which the Dissenting Shareholder has dissented, may forfeit his, her or its Dissent Rights under Section 190 of the CBCA. On sending a Demand for Payment, the Dissenting Shareholder ceases to have any rights as a Lake Shore Shareholder, other than the right to be paid the fair value for his, her or its Lake Shore Shares, except where (i) the Dissenting Shareholder withdraws its Demand for Payment before Lake Shore makes an offer for such Dissenting Shareholder’s Lake Shore Shares in accordance with Subsection 190(12) of the CBCA; (ii) Lake Shore fails to make an offer for such Dissenting Shareholder’s Lake Shore Shares in accordance with Subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws his, her or its Demand for Payment; or (iii) the directors of Lake Shore revoke the Arrangement Resolution, in which case the Dissenting Shareholder’s rights are reinstated as of the date the Dissenting Shareholder sent the Demand for Payment.

If the matters provided for in the Arrangement Resolution become effective, then Lake Shore will be required to send, not later than the seventh day after the later of: (i) the Effective Date, and (ii) the day the Demand for Payment is received, to each Dissenting Shareholder whose Demand for Payment has been received, a written offer to pay for the Lake Shore Shares of such Dissenting Shareholder in such amount as the directors of Lake Shore consider to be the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that Lake Shore is, or after the payment would be, unable to pay its respective liabilities as they become due or the realizable value of Lake Shore’s assets would thereby be less than the aggregate of its liabilities. The CBCA, as modified by the Interim Order, stipulates that Lake Shore must pay for the Lake Shore Shares of a Dissenting Shareholder within 10 days after an offer made as described above has been accepted by a Dissenting Shareholder. Any such offer lapses if Lake Shore does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or if a Dissenting Shareholder fails to accept such offer, Lake Shore may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to a court of competent jurisdiction to fix the fair value for the Lake Shore Shares of any Dissenting Shareholder. There is no obligation for Lake Shore to apply to the Court. If Lake Shore fails to make such an application, a Dissenting Shareholder has the right to so apply within a further period of 20 days or within such further period as the Court may allow. Upon such application to the court made by either Lake Shore or a Dissenting Shareholder, (i) all Dissenting Shareholders whose Lake Shore Shares have not been purchased by Lake Shore shall be joined as parties and are bound by the decision of the Court, and (ii) Lake Shore shall notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his, her or its right to appear and be heard in person or by counsel. The Court may also determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Lake Shore Shares of all Dissenting Shareholders.

A final order of the Court in an application referred to above shall be rendered against Lake Shore in favour of each Dissenting Shareholder and for the amount of his, her or its Lake Shore Shares as fixed by the Court. If Lake Shore is unable lawfully to pay Dissenting Shareholders, Lake Shore must, within 10 days of such final order of the Court, notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for his, her or its Lake Shore Shares. Within 30 days of receiving such notice from Lake Shore, each Dissenting Shareholder, by written notice to Lake Shore, may (i) withdraw his, her or its notice of dissent, in which case Lake Shore is deemed to consent to the withdrawal and the Dissenting Shareholder is reinstated to their full rights as a shareholder of Lake Shore, or (ii) retain a status as a claimant against Lake Shore, to be paid as soon as Lake Shore is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Lake Shore but in priority to Lake Shore Shareholders.

Addresses for Notice

All notices to Lake Shore of dissent to the Arrangement Resolution pursuant to Section 190 of the CBCA should be addressed to:

Lake Shore Gold Corp.

181 University Avenue

Suite 2000

Toronto, Ontario, Canada  M5H 3M7

Attention:	President and Chief Executive Officer
Telephone:	416-703-6298
Facsimile:	416-703-7764

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder. Section 190 of the CBCA, as modified by the Interim Order, requires strict adherence to the procedures established therein and failure to do so may result in the loss of all Dissent Rights.  Accordingly, each Lake Shore Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA, the full text of which is set forth in Schedule E to this Circular, and the Interim Order set forth in Schedule D to this Circular, and consult such Lake Shore Shareholder’s legal advisor with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Lake Shore Shareholders should note that the exercise of Dissent Rights can be complex, time-consuming and a financially expensive procedure.

RISK FACTORS

Risk Factors of the Arrangement

In evaluating the Arrangement, Lake Shore Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement and additional risks and uncertainties, including those currently unknown or considered immaterial by Lake Shore, may also adversely affect the trading price of the Lake Shore Shares, the Tahoe Shares and/or the businesses of Lake Shore and Tahoe leading up to and following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Lake Shore Shareholders should also carefully consider the risk factors associated with the business of Lake Shore included in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations and the predictions based on them may need to be re-evaluated. The risks associated with the Arrangement include:

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a material adverse effect

Each of Lake Shore and Tahoe has the right to terminate the Arrangement Agreement and Arrangement in certain circumstances. Accordingly, there is no certainty, nor can Lake Shore provide any assurance, that the Arrangement Agreement will not be terminated by either Lake Shore or Tahoe before the completion of the Arrangement. For example, each party has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on the other party. Although a Material Adverse Effect excludes certain events that are beyond the control of Lake Shore or Tahoe (such as general changes in the global economy or changes that affect the mining industry generally and which do not have a materially disproportionate effect on Lake Shore or Tahoe), there is no assurance that a change having a Material Adverse Effect on Lake Shore or Tahoe will not occur before the Effective Date, in which case Lake Shore or Tahoe could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement Agreement will be satisfied

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Lake Shore or Tahoe, including among others, Shareholder Approval, Tahoe Shareholder Approval, Competition Act Approval, TSX approval and receipt of the Final Order. There can be no certainty, nor can Lake Shore provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

There can be no certainty that the Arrangement will be completed

There is no certainty that the Arrangement will be completed. If the Arrangement is not completed, a considerable amount of funds will have been incurred in pursuing the Arrangement and even if the Tahoe Termination Fee is payable by Tahoe to Lake Shore, it may not be sufficient to cover all of the costs incurred in connection with the Arrangement. The management team and other personnel of Lake Shore will also have devoted considerable amounts of time towards consummation of the transaction and the failure to complete the Arrangement will have resulted in the diversion of management’s focus and efforts away from other aspects of Lake Shore’s business activities and other potentially accretive transactions. The failure to complete the Arrangement may also result in Lake Shore having to reconstitute its management team and invest additional time and funds in pursuing an alternative business strategy.

The market price for the Lake Shore Shares may decline

If the Arrangement is not completed, the market price of the Lake Shore Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not approved by Lake Shore Shareholders and the Board decides to seek another business combination or merger, there can be no assurance that Lake Shore will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

Risks associated with the Exchange Ratio

Pursuant to the provisions of the Arrangement Agreement, each Lake Shore Share will be exchanged on the basis of the Exchange Ratio. The Exchange Ratio is fixed and it will not increase or decrease due to fluctuations in the market price of the Tahoe Shares. The implied value of the Tahoe Shares that Tahoe will issue in connection with the Arrangement will partly depend on the market price of the Tahoe Shares on the Effective Date. If the market price of the Tahoe Shares increases or decreases, the value of the Tahoe Shares issued pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the Tahoe Shares on the Effective Date will not be lower or higher than the market price of the Tahoe Shares on the date of the Lake Shore Meeting. In addition, the number of Tahoe Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of the Tahoe Shares. Many of the factors that affect the market price of the Tahoe Shares are beyond the control of Tahoe.  These factors include, but are not limited to, fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

Lake Shore will incur costs associated with the Arrangement and may have to pay the Lake Shore Termination Fee and a Termination Expense Reimbursement

If the Arrangement is not completed, Lake Shore will be required in certain circumstances to pay Tahoe the Lake Shore Termination Fee in addition to a Termination Expense Reimbursement. See “The Arrangement Agreement — Termination Fees and Expenses.”

The Lake Shore Termination Fee provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Lake Shore

Under the Arrangement Agreement, Lake Shore is required to pay the Lake Shore Termination Fee in the event that the Arrangement is terminated in certain circumstances related to a possible alternative transaction to the Arrangement. The Lake Shore Termination Fee may discourage other parties from attempting to make an Acquisition Proposal, even if a different transaction could provide better value to the Lake Shore Shareholders than the Arrangement.

Lake Shore directors and executive officers may have interests in the Arrangement that are different from those of the Lake Shore Shareholders

In considering the recommendation of the Board to vote in favour of the Arrangement Resolution, Lake Shore Shareholders should be aware that certain directors and/or officers of Lake Shore have interests in the Arrangement that are different than the interests of Lake Shore Shareholders generally. These interests relate to the fact that certain directors and officers may continue to serve as directors or officers of Tahoe following completion of the Arrangement and as part of their continued employment with Tahoe may be entitled to receive the Continuing Employee Share Entitlements.  As a result of the Arrangement, all of the senior officers of Lake Shore are entitled to receive certain change of control payments and all Lake Shore DSUs or Lake Shore PSUs held by any directors or officers will also vest and become payable in certain circumstances.  In addition, all Lake Shore Options that are held by any directors and officers of Lake Shore who are terminated as a result of the Arrangement will be extended to the earlier of the original expiry date as provided for in the Lake Shore Option or one year from the Effective Date.  See “The Arrangement – Interests of Certain Persons in the Arrangement” and “Regulatory Approvals and Securities Laws Matters – Canadian Securities Laws Matters – MI 61-101 Matters”.

There is a risk that the Arrangement will be a fully taxable transaction for U.S. federal income tax purposes.

Lake Shore intends to treat the exchange of Lake Shore Shares for Tahoe Shares pursuant to the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. If the Arrangement fails to so qualify, however, it will be a fully taxable transaction for U.S. Holders.  Qualification as a reorganization is premised, in part, on the Lake Shore Convertible Debentures being treated as debt for U.S. federal income tax purposes.  Lake Shore believes the Lake Shore Convertible Debentures should be treated as debt for U.S. federal income tax purposes, but such treatment is not free from doubt.

Even if the Arrangement does qualify as a reorganization, if it is determined that Lake Shore was a PFIC for any year during a particular U.S. Holder’s holding period in its Lake Shore Shares, the transactions contemplated herein may result in the application of certain adverse tax rules in respect of the Arrangement to a U.S. Holder if the U.S. Holder does not have in effect a QEF election  with respect to its Lake Shore Shares. These adverse tax rules would include, but are not limited to, (a) the gain resulting from the Arrangement being fully taxable at ordinary income, rather than capital gain, tax rates and (b) an interest charge being imposed on the amount of the gain treated as having been deferred under the PFIC rules. U.S. Holders are urged to consult their own tax advisors regarding all aspects of the PFIC rules. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, please see the discussion under “Certain United States Federal Income Tax Considerations”.

Risk Factors Following Completion of the Arrangement

Uncertainties associated with integration and realizing the anticipated benefits of the Arrangement

The Arrangement will involve the integration of companies that previously operated independently. An important factor in the success of the Arrangement will be the ability of the new management team to integrate all or part of the operations, systems, technologies and personnel of Lake Shore and Tahoe following the completion of the Arrangement and to realize the anticipated growth opportunities and synergies. The Arrangement and/or the integration of the two businesses may result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees. There can be no assurance that the Arrangement and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of Lake Shore and Tahoe. In addition, following completion of the transaction, Tahoe may incur costs related to the Arrangement and related to integrating the two companies. There can be no assurance that Lake Shore or Tahoe will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Arrangement or that the benefits expected from the Arrangement will be realized.

Following the Arrangement the trading price of the Tahoe Shares cannot be guaranteed, may be volatile and could be less than the trading price at the time of completion of the Arrangement due to various market-related and other factors

Following completion of the Arrangement, the Tahoe Shares may be subject to material fluctuations and may increase or decrease in response to a number of events and factors including, but not limited to:

•                  changes in the market price of the commodities that Lake Shore and Tahoe sell and purchase;

•                  current events affecting the economic situation in Canada, Guatemala, Peru and internationally;

•                  trends in gold and silver mining and mining in general;

•                  regulatory and/or government actions;

•                  changes in financial estimates and recommendations by securities analysts;

•                  acquisitions and financings;

•                  the economics of current and future projects of Lake Shore and Tahoe;

•                  quarterly variations in operating results; and

•                  the operating and share price performance of other companies, including those that investors may deem comparable.

There are risks related to Tahoe’s international activities including foreign investment risk

A material portion of the business of Tahoe is currently located outside of North America, with Tahoe’s mining assets in Guatemala and Peru. The Arrangement or events following completion of the Arrangement may give rise to certain actions being taken by foreign Governmental Authorities in these foreign nations or by other counterparties to contracts in respect of Tahoe’s operations whereby such foreign Governmental Authorities or other counterparties could assert rights such as those potentially related to expropriation, nationalization, renegotiation or nullification of existing licenses, permits, leases, concessions and contracts. There can be no assurance that these foreign Governmental Authorities or other counterparties will not take the steps noted above in respect of Tahoe’s current operations in such nations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made to date in such areas. The occurrence of any such events in respect of the current operations of Tahoe in such foreign nations could, following completion of the Arrangement, have an adverse effect on Tahoe’s business and results of operations as currently contemplated and could adversely affect the ability of Tahoe to achieve the anticipated benefits of the Arrangement.

Further, following completion of the Arrangement, Tahoe’s international operations may be adversely affected by political, legal or economic developments or social instability in the above or other foreign nations which will not be within Tahoe’s control, including, among other things, changes in laws or policies of particular countries, including with respect to taxation, royalty arrangements, economic sanctions, government seizure of land or mining claims, and limitations on ownership of property or mining rights; potential delays in obtaining or the inability to obtain necessary governmental permits or renewals; invalidation of governmental orders; labour disputes; war, acts of terrorism and civil disturbances; limitations on repatriation of earnings; fluctuating exchange rates and currency controls; and changes with respect to national and local sentiment towards mining as well as the nature and tone of community activism. The occurrence of any such events could have a Material Adverse Effect on Tahoe’s business and results of operations as currently contemplated.

THE ARRANGEMENT AGREEMENT

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is filed on SEDAR and available under the profiles of Lake Shore and Tahoe. A copy of the Arrangement Agreement may also be obtained free of charge on request to Tahoe’s Corporate Secretary at Suite 2000, 181 University Avenue, Toronto, Ontario M5H 3M7.

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Tahoe will acquire all of the outstanding Lake Shore Shares and Lake Shore will become a wholly-owned subsidiary of Tahoe. The Arrangement Agreement and Plan of Arrangement provide that Tahoe will acquire each outstanding Lake Shore Share (other than those held by Lake Shore Shareholders who properly exercise their Dissent Rights) in exchange for 0.1467 of a Tahoe Share.

The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events will occur without any further act, authorization or formality thereby giving effect to the transactions contemplated by the Arrangement.

Conditions

Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Tahoe and Lake Shore at any time:

(a)                                 the Arrangement Resolution will have been approved by the Lake Shore Shareholders at the Lake Shore Meeting in accordance with the Interim Order and applicable Laws;

(b)                                 the Tahoe Shareholder Approval will have been received from Tahoe Shareholders either at the Tahoe Meeting or, if authorized and approved by the TSX, via written approval from holders of more than 50% of the Tahoe Shares;

(c)                                  each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of Lake Shore and Tahoe, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Lake Shore or Tahoe, each acting reasonably, on appeal or otherwise;

(d)                                 the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and the NYSE will have been obtained for the listing of the Consideration Shares to be issued pursuant to the Arrangement;

(e)                                  no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(f)                                   the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities Laws, provided, however, that Lake Shore will not be entitled to the benefit of this condition and will be deemed to have waived this condition if it has failed to advise the Court prior to the hearing in respect of the Interim Order that Tahoe intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in the Arrangement Agreement and the Final Order will reflect such reliance;

(g)                                  the Competition Act Approval will have been made, given or obtained on terms acceptable to each of the Parties, each acting reasonably, and such Competition Act Approval is in full force and has not been modified;

(h)                                 Anthony P. Makuch will have (i) entered into an employment agreement (in form and substance satisfactory to Tahoe and Lake Shore) with Tahoe or its subsidiaries and such employment agreement will be in force and effect on the Effective Date, (ii) agreed to receive the Continuing Employee Share Entitlements, and (iii) provided a release (in form and substance satisfactory to Tahoe and Lake Shore) of certain severance or “change of control” benefits payable pursuant to any agreement with Lake Shore; and

(i)                                     the Arrangement Agreement will not have been terminated in accordance with its terms.

Additional Conditions Precedent in Favour of Tahoe

The obligation of Tahoe to complete the Arrangement will be subject to the satisfaction, or waiver by Tahoe, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Tahoe and which may be waived by Tahoe at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Tahoe may have:

(a)                                 Lake Shore will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)                                 the representations and warranties of Lake Shore in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Lake Shore Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Arrangement Agreement or (ii) for breaches of representations and warranties (other than those relating to capitalization, mineral rights and ownership) in Schedule D to the Arrangement Agreement which have not had and would not reasonably be expected to have, individually or in the aggregate, a Lake Shore Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement, it being understood that it is a separate condition precedent to the obligations of Tahoe under the Arrangement Agreement that the representations and warranties made by Lake Shore relating to its capitalization (except for those changes resulting from the exercise or conversion of any securities of Lake Shore into Lake Shore Shares), mineral rights and ownership in Schedule D to the Arrangement Agreement must be accurate in all respects when made and as of the Effective Date;

(c)                                  Tahoe will have received a certificate of Lake Shore signed by a senior officer of Lake Shore and dated the Effective Date certifying that the conditions set out in sections (a) and (b) above and (d) and (e) below have been satisfied;

(d)                                 Lake Shore Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Lake Shore Shareholders representing not more than 5% of the Lake Shore Shares then outstanding);

(e)                                  Tahoe will have determined in its sole and absolute discretion, that there has not occurred, prior to the date of the Arrangement Agreement a Lake Shore Material Adverse Effect that has not been publicly disclosed or disclosed to Tahoe in writing by Lake Shore prior to the date of the Arrangement Agreement and, between the date of the Arrangement Agreement and the Effective Time, there has not occurred a Lake Shore Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to have a Lake Shore Material Adverse Effect;

(f)                                   all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Lake Shore Material Contract which Tahoe has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to Tahoe, acting reasonably;

(g)                                  the Plan of Arrangement will not have been modified or amended in a manner adverse to Tahoe without Tahoe’s consent in its sole and absolute discretion;

(h)                                 there will not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)             prohibition or restriction on the acquisition by Tahoe of any Lake Shore Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)          prohibition or material limit on the ownership by Tahoe of Lake Shore or any material portion of their respective businesses; or

(i)                                     imposition of limitations on the ability of Tahoe to acquire or hold, or exercise full rights of ownership of, any Lake Shore Shares, including the right to vote such Lake Shore Shares; and

(j)                                    each of the Lake Shore Supporting Shareholders will have entered into a Lake Shore Support Agreement (in form and substance satisfactory to Tahoe) with Tahoe, none of such Lake Shore Support Agreements will have been terminated and none of the Lake Shore Supporting Shareholders will have breached, in any material respect, any of the representations, warranties and covenants thereof.

Additional Conditions Precedent to the Obligations of Lake Shore

The obligation of Lake Shore to complete the Arrangement will be subject to the satisfaction, or waiver by Lake Shore, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of Lake Shore and which may be waived by Lake Shore at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Lake Shore may have:

(a)                                 Tahoe will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)                                 the representations and warranties of Tahoe in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Tahoe Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by the Arrangement Agreement or (ii) for breaches of representations and warranties which individually or in the aggregate have not had and would not reasonably be expected to have, individually or in the aggregate, a Tahoe Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement;

(c)                                  Tahoe will have complied with its obligations under the Arrangement Agreement relating to the payment of the Consideration by depositing in escrow with the Depositary sufficient Tahoe Shares issuable pursuant to the Arrangement Agreement and the Depositary will have confirmed receipt of the Consideration Shares;

(d)                                 Lake Shore will have received a certificate of Tahoe signed by a senior officer of Tahoe and dated the Effective Date certifying that the conditions set out in sections (a) and (b) above and section (f) below have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(e)                                  Tahoe will have delivered evidence satisfactory to Lake Shore, acting reasonably, of the approval of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to the satisfaction of the customary listing conditions of the TSX or the NYSE, as the case may be;

(f)                                   there will not have occurred, prior to the date of the Arrangement Agreement, a Tahoe Material Adverse Effect that has not been publicly disclosed or disclosed to Lake Shore in writing by Tahoe prior to the date of the Arrangement Agreement and, between the date of the Arrangement Agreement and the Effective Date, there will not have occurred a Tahoe Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to have a Tahoe Material Adverse Effect;

(g)                                  all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Tahoe Material Contract which Tahoe has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to Tahoe, acting reasonably; and

(h)                                 each of the Tahoe Supporting Shareholders will have entered into a Tahoe Support Agreement (in form and substance satisfactory to Lake Shore) with Tahoe, none of such Tahoe Support Agreements will have been terminated and none of the directors and officers of Tahoe will have breached, in any material respect, any of the representations, warranties and covenants thereof.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Lake Shore relating to, among other things: organization and qualification; subsidiaries; authority relative to the Arrangement Agreement; required approvals and consent; no violation; no rights to purchase assets; capitalization; reporting issuer status and Securities Law matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; permits; litigation; insolvency; operational matters; mineral rights; ownership; expropriation; mineral reserves and resources; technical reports; NGOs and community groups; First Nations; taxes; contracts; employment agreements; employment withholdings; health and safety; employee benefit plans; severance payments; environment; insurance; books and records; non-arm’s length transactions; financial advisors or brokers;

fairness opinion; Board approval; data room information; Lake Shore shareholder rights plan; arrangements with securityholders; relationships with customers, suppliers, distributors and sales representatives; United States matters; restrictions on business activities; funds available; confidentiality agreements; internal controls and disclosure controls; and full disclosure.

The Arrangement Agreement contains a number of customary representations and warranties of Tahoe relating to, among other things: organization and qualification; subsidiaries; authority relative to the Arrangement Agreement; required approvals and consent; no violation; no rights to purchase assets; capitalization; issuance of shares; reporting issuer status and Securities Law matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; permits; litigation; insolvency; operational matters; mineral rights; title opinion; ownership; expropriation; mineral reserves and resources; technical report; NGOs and community groups; taxes; contracts; environmental; insurance; books and records; non-arm’s length transactions; financial advisors or brokers; Tahoe Board approval; data room information; Tahoe shareholder rights plan; arrangements with securityholders; relationships with customers, suppliers, distributors and sales representatives; United States matters; restrictions on business activities; internal controls and disclosure controls; fairness opinion; full disclosure; and the Investment Canada Act.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of Tahoe and Lake Shore.

Covenants of Lake Shore Regarding the Conduct of Business

Lake Shore covenants and agrees that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Tahoe otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by the Arrangement Agreement or as is otherwise required by applicable Law, the businesses of Lake Shore and its subsidiaries will be conducted only in the ordinary course of business and in accordance with the budget of Lake Shore for the period January 1, 2016 to December 31, 2016, Lake Shore and its subsidiaries will comply with the terms of all Lake Shore Material Contracts and Lake Shore and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group.  Lake Shore will also fully cooperate and consult through meetings with Tahoe, as Tahoe may reasonably request, and provide input with respect to the direction and control of, any activities relating to the operation and exploration of the Lake Shore Properties that may be permitted by Tahoe or which are provided in the budget of Lake Shore for the period January 1, 2016 to December 31, 2016, and will obtain the written consent of Tahoe prior to the public disclosure of exploration results or other technical information and prior to entering into any contract with a value of $5,000,000 or greater with a term greater than one year.

Lake Shore also provides a number of negative covenants with respect to its constating documents, share structure and conduct of business and operations, including, among other things, with respect to acquisitions and dispositions, expenses and indebtedness, material contracts, taxes, insurance, litigation and employees, as further detailed in the Arrangement Agreement.

Lake Shore covenants that it will provide Tahoe with prompt written notice of: (i) any “material change” in relation to Lake Shore or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Lake Shore Material Adverse Effect, (iii) any breach of the Arrangement Agreement by Lake Shore, (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in the Arrangement Agreement regarding accuracy of the representations and warranties of Lake Shore would not be satisfied, (v) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person is required in connection with the Arrangement Agreement or the Arrangement, (vi) any written notice or other communication received by it from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging any material breach of or default under (A) any material contract to which Lake Shore or any of its subsidiaries is a party or (B) any other contract to which Lake Shore or any of its subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to Lake Shore and its subsidiaries, (vii) any notice or other communication from any Governmental Authority in connection with the Arrangement Agreement, or (viii) any filing, action, suit, claim, investigation or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Lake Shore.

Lake Shore also covenants in the Arrangement Agreement that subject to compliance with applicable Laws and the terms of any existing contracts, Lake Shore will provide Tahoe and its representatives until the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with its terms, continuing access to any diligence information and reasonable access during normal business hours and upon reasonable notice, to Lake Shore’s and its subsidiaries’ businesses, properties, books and records and such other data and information as Tahoe may reasonably request, as well as access to its management personnel, provided that such access does not interfere with Lake Shore’s ordinary conduct of business.  Lake Shore will also make available to Tahoe and its representatives information reasonably requested by Tahoe for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses following completion of the Arrangement.

Covenants of Lake Shore Relating to the Arrangement

Lake Shore covenants that it will and will cause its subsidiaries to perform all obligations required to be performed by Lake Shore or any of its subsidiaries under the Arrangement Agreement, cooperate with Tahoe in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement, including, without limiting the generality of the foregoing and without limiting the obligations of Lake Shore elsewhere in the Arrangement Agreement:

(a)                                 promptly, and in any event within five Business Days following the date of the Arrangement Agreement, provide to Tahoe (if such agreement remains in effect and if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Lake Shore and any third party pursuant to which confidential information of Lake Shore has been provided;

(b)                                 use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Lake Shore from other parties to any Lake Shore Material Contracts in order to complete the Arrangement;

(c)                                  use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities, including for greater certainty as required by the Commissioner, from Lake Shore relating to the Arrangement required to be completed prior to the Effective Time;

(d)                                 use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act;

(e)                                  defend all lawsuits or other legal, regulatory or other proceedings against Lake Shore challenging or affecting the Arrangement Agreement or the completion of the Arrangement; and

(f)                                   obtain the Shareholder Approval in accordance with the terms of the Arrangement Agreement.

Lake Shore also covenants that in the event that Tahoe concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby Tahoe or its affiliates would effectively acquire all of the Lake Shore Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to Lake Shore and its Lake Shore Shareholders which are equivalent to or better than those contemplated by the Arrangement Agreement, Lake Shore agrees to support the completion of such alternative transaction in the same manner as the Arrangement and will otherwise fulfill its covenants contained in the Arrangement Agreement in respect of such alternative transaction.

Covenants of Tahoe Regarding the Conduct of Business

Tahoe covenants and agrees in the Arrangement Agreement that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Lake Shore otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or expressly permitted or specifically contemplated by the Arrangement Agreement or as is otherwise required by applicable Law, the businesses of Tahoe and its subsidiaries will be conducted only in the ordinary course of business, Tahoe and its subsidiaries will comply with the terms of all Tahoe Material Contracts and Tahoe and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group.

Tahoe also provides a number of negative covenants with respect to its constating documents, share structure and conduct of business and operations, as further detailed in the Arrangement Agreement.

Tahoe covenants that it will provide Lake Shore with prompt written notice of: (i) any “material change” in relation to Tahoe or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Tahoe Material Adverse Effect, (iii) any breach of the Arrangement Agreement by Tahoe, or (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in the Arrangement Agreement regarding accuracy of the representations and warranties of Tahoe would not be satisfied.

Covenants of Tahoe Relating to the Arrangement

Tahoe covenants that it will perform all obligations required to be performed by it under the Arrangement Agreement, cooperate with Lake Shore in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated by the Arrangement Agreement, including:

(a)                                 cooperating with Lake Shore in connection with, and using its commercially reasonable efforts to assist Lake Shore in obtaining the waivers, consents and approvals required under any Lake Shore Material Contracts, provided, however, that, notwithstanding anything to the contrary in the Arrangement Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by the Arrangement Agreement, Tahoe will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)                                 using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities, including for greater certainty as required by the Commissioner, from Tahoe relating to the Arrangement required to be completed prior to the Effective Time;

(c)                                  using its best efforts to cause Alan Moon to be appointed to the board of the Combined Company, with effect as at and from the Effective Time;

(d)                                 using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Tahoe from other parties to any Tahoe Material Contracts in order to complete the Arrangement;

(e)                                  defending all lawsuits or other legal, regulatory or other proceedings against or relating to Tahoe challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(f)                                   forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement;

(g)                                 applying for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to the satisfaction by Tahoe of customary listing conditions of the TSX and the NYSE;

(h)                                 working in good faith with Lake Shore’s management, to develop a plan for retaining certain management functions of the combined company following completion of the Arrangement at the Lake Shore offices in Toronto; and

(i)                                     obtaining the Tahoe Shareholder Approval in accordance with the terms of the Arrangement Agreement.

Tahoe also covenants that it will not amend any Tahoe Support Agreement without the prior written consent of Lake Shore, which consent will not be unreasonably withheld.  Tahoe covenants and agrees that Tahoe will, without delay, take all steps and actions necessary to enforce the Tahoe Support Agreements, including, without limitation, seeking injunctive relief and relief in the nature of specific performance.

Tahoe further covenants that subject to the terms and conditions of the Arrangement Agreement, Lake Shore and any successor to Lake Shore (including any surviving corporation) will continue to honour and comply with the terms of the Lake Shore Debenture Indenture, it being acknowledged by Tahoe that the Arrangement will constitute a “Change of Control” as that term is defined in the Lake Shore Debenture Indenture.

Mutual Covenants

Each Party covenants and agrees in the Arrangement Agreement that, subject to the terms and conditions of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under the Arrangement Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to (i) obtain all approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities, including the Commissioner, required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Party in connection with the performance by it of its obligations under the Arrangement Agreement.

Each Party also covenants that it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement, and will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement. Each Party further covenants that it will extend the expiration date of any Lake Shore Options held by any Lake Shore employees who are terminated as a result of the completion of the Arrangement until the earlier of the expiration date as provided in such Lake Shore Option or one year from the Effective Date.

Each Party has also made certain covenants with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement, as more specifically set out in the Arrangement Agreement.

Lake Shore Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Lake Shore has agreed that except as expressly contemplated by the Arrangement Agreement or to the extent that Tahoe, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated in accordance with its terms, Lake Shore will not and will cause its representatives to not, directly or indirectly through any other person:

(a)                                 make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or any site visit or entering into any oral or written form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(b)                                 participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than Tahoe and its subsidiaries) regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal, provided, however, that Lake Shore will be entitled to advise such person of the existence of the Arrangement Agreement or advise such person that their proposal does not constitute a Superior Proposal and is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)                                  remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding two Business Days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of this paragraph); or

(d)                                 make or propose publicly to make a Change of Recommendation; or

(e)                                  accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with the provisions of the Arrangement Agreement); or

(f)                                   make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Board of the transactions contemplated in the Arrangement Agreement.

Lake Shore has agreed that it and its representatives and its subsidiaries and their representatives will immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person (other than Tahoe and its subsidiaries) conducted by Lake Shore or any of its representatives or its subsidiaries or any of their representatives with respect to any Acquisition Proposal and, in connection therewith, Lake Shore will discontinue access to any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by Tahoe and its representatives).

Notwithstanding the restrictions described above, in the event that Lake Shore receives a bona fide written Acquisition Proposal from any Person after the date of the Arrangement Agreement and prior to the Lake Shore Meeting that was not solicited by Lake Shore and that did not otherwise result from a breach of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, and where such person making the Acquisition Proposal was not restricted from doing so pursuant to an existing standstill or similar restriction, and subject to Lake Shore’s compliance with the provisions in the Arrangement Agreement, Lake Shore and its representatives may (i) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, provided that (x) Lake Shore provides a copy of such Acceptable Confidentiality Agreement to Tahoe promptly upon its execution and prior to furnishing any such information provides Tahoe with two Business Days prior written notice stating Lake Shore’s intention to furnish such information to such Person and (y) Lake Shore contemporaneously provides to Tahoe any non-public information concerning Lake Shore that is provided to such Person which was not previously provided to Tahoe or its representatives, and (ii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal and that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties.

Lake Shore will promptly (and, in any event, within 24 hours) notify Tahoe, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by Lake Shore, any inquiry received by Lake Shore that could reasonably be expected to lead to an Acquisition Proposal, or any request received by Lake Shore for non-public information relating to Lake Shore in connection with an Acquisition Proposal or for access to the properties, books or records of Lake Shore by any Person that informs Lake Shore that it is considering making an Acquisition Proposal, and such notice will include a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the Person making such Acquisition Proposal, inquiry or request, and promptly provide to Tahoe such other information concerning such Acquisition Proposal, inquiry or request as Tahoe may reasonably request. Lake Shore will keep Tahoe promptly and fully informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request.

Except as expressly permitted by the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, Lake Shore has also agreed that neither the Board, nor any committee thereof will permit Lake Shore to accept or enter into any Acquisition Agreement requiring Lake Shore to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person proposing an Acquisition Proposal in the event that Lake Shore completes the transactions contemplated by the Arrangement Agreement or any other transaction with Tahoe or any of its affiliates.

Lake Shore’s Right to Accept a Superior Proposal

The Arrangement Agreement provides that, notwithstanding the foregoing non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, in the event that Lake Shore receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date of the Arrangement Agreement and prior to the Lake Shore Meeting, then the Board may, prior to the Lake Shore Meeting, withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal or enter into an Acquisition Agreement with respect to such Superior Proposal but only if:

(a)                                 Lake Shore has given written notice to Tahoe that it has received such Superior Proposal and that the Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Board intends to withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement (including the recommendation that the Lake Shore Shareholders vote in favour of the Arrangement Resolution), and/or enter into an Acquisition Agreement with respect to such Superior Proposal in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements) to be executed with the person making such Superior Proposal;

(b)                                 a period of five full Business Days (such period being the “Superior Proposal Notice Period”) will have elapsed from the date Tahoe received the notice from Lake Shore referred to above, together with the summary of material terms and copies of agreements referred to therein.  During the Superior Proposal Notice Period, Tahoe will have the right, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement;

(c)                                  Lake Shore did not breach any of the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement in connection with the preparation or making of such Acquisition Proposal and Lake Shore has complied with the other terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement;

(d)                                 the Board will have determined in accordance with the terms of the Arrangement Agreement that such Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by Tahoe;

(e)                                 Lake Shore concurrently terminates the Arrangement Agreement pursuant to the Superior Proposal termination provisions of the Arrangement Agreement; and

(f)                                   Lake Shore has previously, or concurrently will have, paid to Tahoe the Lake Shore Termination Fee.

Tahoe Opportunity to Match

Pursuant to the Arrangement Agreement, Lake Shore has acknowledged and agreed that, during the Superior Proposal Notice Period, Tahoe will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and, provided that Tahoe has so proposed, the Board will review in good faith any offer made by Tahoe to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Lake Shore agrees that, subject to Lake Shore’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments will be kept strictly confidential and will not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than Lake Shore’s representatives, without Tahoe’s prior written consent.

If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Tahoe, Lake Shore will forthwith so advise Tahoe and will promptly thereafter accept the offer by Tahoe to amend the terms of the Arrangement Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

If the Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects Tahoe’s offer to amend the Arrangement Agreement and the Arrangement, if any, Lake Shore may, subject to compliance with the other provisions of the Arrangement Agreement, terminate the Arrangement Agreement in accordance with the Superior Proposal termination provisions, including payment of the Lake Shore Termination Fee, in order to enter into an Acquisition Agreement in respect of such Superior Proposal.

In the event that a Superior Proposal is modified, each successive modification of such Superior Proposal will constitute a new Superior Proposal and will require a new five full Business Day Superior Proposal Notice Period.  If the Lake Shore Meeting is scheduled to occur during a Superior Proposal Notice Period, upon the request of Tahoe, Lake Shore will adjourn or postpone the Lake Shore Meeting to (i) a date specified by Tahoe that is not later than six Business Days after the date on which the Lake Shore Meeting was originally scheduled to be held, or (ii) if Tahoe does not specify such date to the sixth day after the date on which the Lake Shore Meeting was originally scheduled to be held.

The Board will reaffirm its recommendation in favour of the Arrangement by news release promptly after (A) the Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (B) the Board makes the determination after Tahoe has offered to amend the terms of the Arrangement Agreement that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal.  Tahoe will be given a reasonable opportunity to review and comment on the form and content of any such news release.  Such news release will state that the Board has determined that such Acquisition Proposal is not a Superior Proposal.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)                                 by mutual written consent of Lake Shore and Tahoe;

(b)                                 by either Lake Shore or Tahoe, if

(i)                                     the Effective Time does not occur on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this provision will not be available to any

Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)                                  if the Lake Shore Meeting is held and the Arrangement Resolution is not approved by the Lake Shore Shareholders in accordance with applicable Laws and the Interim Order;

(iii)                               if any Law makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, or

(iv)                              if the Share Issuance Resolution is not approved by the Tahoe Shareholders either at the Tahoe Meeting or via written consent in accordance with the Arrangement Agreement and in accordance with applicable Laws.

(c)                                  by Tahoe, if:

(i)                                     either (A) Lake Shore and/or the Board, or any committee thereof makes a Change of Recommendation, (B) Lake Shore and/or the Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal, (C) Lake Shore enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by the Arrangement Agreement) or (D) Lake Shore or the Board publicly proposes or announces its intention to do any of the foregoing;

(ii)                                 Lake Shore breaches any of its material obligations or material covenants relating to the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement;

(iii)                            subject to compliance with the notice and cure provisions contained in the Arrangement Agreement, Lake Shore breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Tahoe in the Arrangement Agreement not to be satisfied, provided, however, that Tahoe is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Lake Shore in the Arrangement Agreement not to be satisfied;

(iv)                              a Lake Shore Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Lake Shore Material Adverse Effect has occurred;

(v)                                 Lake Shore delivers written notice with respect to a determination and decision by the Board that an Acquisition Proposal constitutes a Superior Proposal and that the Board intends to withdraw, modify, qualify or change in a manner adverse to Tahoe its approval or recommendation of the Arrangement and/or enter into an Acquisition Agreement with respect to a Superior Proposal;

(vi)                              the Lake Shore Meeting has not occurred by April 30, 2016; or

(vii)                        the Board proposes to approve and authorize, or approves and authorizes Lake Shore to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Lake Shore Meeting in accordance with the Arrangement Agreement.

(d)                                 by Lake Shore, if:

(i)                                    the Board approves, and authorizes Lake Shore to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Lake Shore Meeting, subject to Lake Shore complying with the terms of the non-solicitation and Acquisition Proposal provisions in the Arrangement Agreement, and payment of the Lake Shore Termination Fee and provided that the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such definitive agreement constitutes a Superior Proposal;

(ii)                                 subject to compliance with the notice and cure provisions contained in the Arrangement Agreement, Tahoe breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Lake Shore in the Arrangement Agreement not to be satisfied, provided, however, that Lake Shore is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of Tahoe in the Arrangement Agreement not to be satisfied; or

(iii)                              a Tahoe Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Tahoe Material Adverse Effect has occurred.

Termination and Expense Fees

Lake Shore Termination Fee

The Arrangement Agreement provides that Lake Shore will pay the Lake Shore Termination Fee if a “Lake Shore Termination Fee Event” occurs.  “Lake Shore Termination Fee Event” means any of the following events:

(a)                                 an Acquisition Proposal will have been made public or proposed publicly to Lake Shore or the Lake Shore Shareholders after the date of the Arrangement Agreement and prior to the Lake Shore Meeting, and:

(i)                                    either Lake Shore or Tahoe will have exercised its respective termination right under paragraph (b)(i) or paragraph (b)(ii) above under the section entitled “Termination”; and

(ii)                                 Lake Shore will have (x) completed any Acquisition Proposal within twelve months after the Arrangement Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Board will have recommended any Acquisition Proposal, in each case, within twelve months after the Arrangement Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve-month period); provided, however, that for the purposes of the foregoing section (a), all references to “20%” in the definition of Acquisition Proposal will be changed to “50%”;

(b)                                 the Arrangement Agreement will have been terminated by Tahoe pursuant to paragraph (c)(i) or paragraph (c)(ii) above under the section entitled “Termination”;

(c)                                  the Arrangement Agreement will have been terminated by Tahoe pursuant to paragraph (c)(iii), paragraph (c)(vi) or paragraph (c)(vii) above under the section entitled “Termination” and Lake Shore will have (x) completed any Acquisition Proposal within twelve months after the Arrangement Agreement is terminated or (y) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Board will have recommended any Acquisition Proposal, in each case, within twelve months after this Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such twelve month period); or

(d)                                 the Arrangement Agreement will have been terminated by Lake Shore pursuant to paragraph (d)(i) under the section entitled “Termination” above.

If a Lake Shore Termination Fee Event occurs, Lake Shore will pay to Tahoe the Lake Shore Termination Fee by wire transfer in immediately available funds to an account specified by Tahoe.  Lake Shore will pay the Lake Shore Termination Fee to Tahoe on or prior to completion of the applicable Acquisition Proposal (in the case of a Lake Shore Termination Fee Event referred to in paragraph (a) or (c) above), within one Business Day following termination of the Arrangement Agreement (in the case of a Lake Shore Termination Fee Event referred to in paragraph (b) above), or prior to or concurrent with termination of the Arrangement Agreement (in the case of a Lake Shore Termination Fee Event referred to in paragraph (d) above).  If Lake Shore does not have sufficient financial resources to pay the Lake Shore Termination Fee, then it will be a condition of any Superior Proposal or in any share or asset acquisition referred to in the Arrangement Agreement where Lake Shore has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, will advance or otherwise provide to Lake Shore the cash required to pay the Lake Shore Termination Fee, which amount will be advanced or provided prior to the date on which Lake Shore is required to pay the Lake Shore Termination Fee.

Tahoe Termination Fee

The Arrangement Agreement provides that Tahoe will pay the Tahoe Termination Fee if a “Tahoe Termination Fee Event” occurs. A “Tahoe Termination Fee Event” will occur if an Acquisition Proposal has been made public or proposed publicly to Tahoe or the Tahoe Shareholders after the date hereof and prior to the Meeting, and either Lake Shore or Tahoe has exercised its termination rights under paragraph (b)(iv) above under the section entitled “Termination”, provided, however, that for the purposes of this paragraph all references to “Lake Shore” or “Lake Shore Shares” in the definition of Acquisition Proposal will be changed to “Tahoe” and all references to “20%” in the definition of Acquisition Proposal will be changed to “50%”.

If a Tahoe Termination Fee Event occurs, Tahoe will pay to Lake Shore the Tahoe Termination Fee by wire transfer in immediately available funds to an account specified by Lake Shore on or prior to termination of the Arrangement Agreement.

Expenses

In addition to Tahoe’s rights to the Lake Shore Termination Fee in the event of a Lake Shore Termination Fee Event, if applicable, if the Arrangement Agreement is terminated pursuant to paragraph (b)(ii) above under the section entitled “Termination”, then Lake Shore will, within two Business Days of such termination, pay or cause to be paid to Tahoe by wire transfer of immediately available funds an expense reimbursement fee of $2.5 million, which amount will be deducted from any Lake Shore Termination Fee which may thereafter be payable to Tahoe pursuant to the Arrangement Agreement.

In addition to Lake Shore’s rights to the Tahoe Termination Fee in the event of a Tahoe Termination Fee Event, if applicable, if the Arrangement Agreement is terminated pursuant to paragraph (b)(iv) above under the section entitled “Termination”, then Tahoe will, within two Business Days of such termination, pay or cause to be paid to Lake Shore by wire transfer of immediately available funds an expense reimbursement fee of $2.5 million, which amount will be deducted from any Tahoe Termination Fee which may thereafter be payable to Lake Shore pursuant to the Arrangement Agreement.

Directors’ and Officers’ Insurance

Tahoe will, or will cause Lake Shore and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Lake Shore and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however,  Lake Shore may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date at a cost not exceeding 200% of Lake Shore’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by Lake Shore.

The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of Lake Shore (each such present or former director or officer of Lake Shore being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by the bylaws of Lake Shore and contracts or agreements to which Lake Shore is a party and in effect as of the date of the Arrangement Agreement, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and Lake Shore and any successor to Lake Shore will continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

SUPPORT AGREEMENTS

The following description of certain provisions of the Lake Shore Support Agreements and the Tahoe Support Agreements is a summary only and is not comprehensive and is qualified in its entirety by reference to the full text of the Lake Shore Support Agreements and the Tahoe Support Agreements, copies of which are filed on SEDAR and available under the profiles of Lake Shore and Tahoe, respectively.  Copies may be obtained on request without charge from Lake Shore’s Corporate Secretary at Suite 2000, 181 University Avenue, Toronto, Ontario M5H 3M7 or from Tahoe’s Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511, telephone (775) 448-5800.

Lake Shore Support Agreements

Each of the Lake Shore Supporting Shareholders, holding an aggregate of 1,175,553 Lake Shore Shares (representing approximately 0.25% of the issued and outstanding Lake Shore Shares), 12,160,323 Lake Shore Options and 1,895,215 Lake Shore DSUs, have entered into a Lake Shore Support Agreement, pursuant to which each Lake Shore Supporting Shareholder has agreed, among other things, to vote the Lake Shore Shares (including any Lake Shore Shares received as a result of the exercise or conversion of such Lake Shore Options or Lake Shore DSUs), owned legally or beneficially, either directly or indirectly, by each Lake Shore Supporting Shareholder, or over which such Lake Shore Supporting Shareholder exercises control or direction, either directly or indirectly (the “Lake Shore Subject Securities”), at the Lake Shore Meeting, in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and to vote its Lake Shore Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement.

Each Lake Shore Supporting Shareholder also agreed to not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber or enter into any agreement, option or other arrangement with respect to the transfer of any Lake Shore Subject Securities to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any Lake Shore Subject Securities into any voting trust or enter into any voting arrangement with respect to the Lake Shore Subject Securities, other than pursuant to the Lake Shore Support Agreement.

Each Lake Shore Supporting Shareholder also agreed to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of the Lake Shore Support Agreement with any person (other than Tahoe) by such Lake Shore Supporting Shareholder or, if applicable, any of its officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal, whether or not initiated by the Lake Shore Supporting Shareholder or any of its officers, directors, employees, representatives or agents.

Tahoe agrees and acknowledges that each Lake Shore Supporting Shareholder is bound under his or her respective Lake Shore Support Agreement solely in his or her capacity as a Lake Shore Shareholder and that the provisions of the Lake Shore Support Agreement will not be deemed or interpreted to bind the Lake Shore Supporting Shareholder or any of its directors or officers in his or her capacity as a director or officer of Lake Shore or any of its subsidiaries. Nothing in the Lake Shore Support Agreements will limit any party from properly fulfilling his or her fiduciary duties as a director or officer of Lake Shore or any of its subsidiaries and nothing in the Lake Shore Support Agreements will prevent a Lake Shore Supporting Shareholder who is a member of the Board or an officer of Lake Shore from engaging, in such Lake Shore Supporting Shareholder’s capacity as a director or officer of Lake

Shore or any of its subsidiaries, in discussion or negotiations with a person in response to any bona fide Acquisition Proposal or Superior Proposal in accordance with the terms of the Arrangement Agreement.

The Lake Shore Support Agreements may be terminated:

(a)                                 at any time upon the written agreement of Tahoe and the Lake Shore Supporting Shareholder;

(b)                                 by Tahoe if: (i) any of the representations and warranties of the Lake Shore Supporting Shareholder in the Lake Shore Support Agreement are not true and correct in all material respects; or (ii) the Lake Shore Supporting Shareholder has not complied with its covenants to Tahoe contained in the Lake Shore Support Agreement; or

(c)                                  by Tahoe or the Lake Shore Supporting Shareholder if the Arrangement Agreement is terminated in accordance with its terms.

Tahoe Support Agreements

Each of the Tahoe Supporting Shareholders, holding an aggregate of 5,111,158 Tahoe Shares (representing approximately 2.25% of the issued and outstanding Tahoe Shares) and 1,483,301 Tahoe Options, have entered into a Tahoe Support Agreement, pursuant to which each Tahoe Supporting Shareholder has agreed, among other things, to vote, consent or other otherwise approve (including by written consent in lieu of a meeting), the Tahoe Shares (including any Tahoe Shares received as a result of the exercise of Tahoe Options) owned legally or beneficially, either directly or indirectly, by each Tahoe Supporting Shareholder, or over which such Tahoe Supporting Shareholder exercises control or direction, either directly or indirectly (the “Tahoe Subject Securities”), in favour of the approval of the Share Issuance Resolution.

Each Tahoe Supporting Shareholder also agreed to not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber or enter into any agreement, option or other arrangement with respect to the transfer of any Tahoe Subject Securities to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any Tahoe Subject Securities into any voting trust or enter into any voting arrangement with respect to the Tahoe Subject Securities, other than pursuant to the Tahoe Support Agreement.

Tahoe and Lake Shore agree and acknowledge that each Tahoe Supporting Shareholder is bound under his or her respective Tahoe Support Agreement solely in his or her capacity as a Tahoe Shareholder and that the provisions of the Tahoe Support Agreement will not be deemed or interpreted to bind the Tahoe Supporting Shareholder in his or her capacity as a director or officer of Tahoe or any of its subsidiaries. Nothing in the Tahoe Support Agreement will limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of Tahoe or any of its subsidiaries.

The Tahoe Support Agreements may be terminated by Tahoe or the Tahoe Supporting Shareholder if the Arrangement Agreement is terminated in accordance with its terms. The Tahoe Support Agreements will terminate on completion of the Arrangement.

COURT APPROVAL OF THE ARRANGEMENT

The CBCA requires that Lake Shore obtain the approval of the Court in respect of the Arrangement.

Interim Order

On March 7, 2016, Lake Shore obtained the Interim Order providing for the calling and holding of the Lake Shore Meeting, the Dissent Rights and certain other procedural matters. A copy of the Interim Order is attached to this Circular as Schedule D.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Lake Shore Shareholders at the Lake Shore Meeting in the manner required by the Interim Order, and the Share Issuance Resolution is approved by the Tahoe Shareholders, a hearing on the Arrangement will be held on April 1, 2016 for the issuance of the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for April 1, 2016 at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, at the Courthouse, 330 University Avenue, Toronto, Ontario, or at any other date and time as the Court may direct.  At the hearing, any Lake Shore Securityholder, holder of Lake Shore PSUs, holder of Lake Shore DSUs, or other interested party who wishes to appear or be represented and to present evidence or arguments at the hearing must file and serve a notice of appearance no later than March 30, 2016, along with any other documents required, all as set out in the Interim Order and Notice of Application, and satisfy any other requirements of the Court.  Such persons should consult with their legal advisors as to the necessary requirements.

The Court has broad discretion under the CBCA when making orders with respect to the Arrangement.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.  A copy of the Notice of Application for the Final Order is attached to this Circular in Schedule D.

Among the statutory conditions to be complied with in order for the Court to approve the Arrangement, is that the corporation proposing the arrangement, in this case, Lake Shore, must not be “insolvent” within the meaning of Section 192(2) of the CBCA.  Under Section 192(2) of the CBCA, a corporation is “insolvent” if: (a) it is unable to pay its liabilities as they become due; or (b) the realizable value of the assets of the corporation is less than the aggregate of its liabilities and stated capital of all classes of its shares.  In the course of obtaining the Interim Order, the Court was advised that Lake Shore will not be “insolvent” within the meaning of the CBCA at the Effective Time as a result of the Capital Reduction.  At the hearing for the Final Order, the Court will be asked to approve the terms and conditions of the Arrangement, and in so doing, will consider, among other things, the fairness and reasonableness of the Arrangement and compliance with the statutory requirements for completing an arrangement under the CBCA, including the satisfaction of the solvency test as discussed above.

The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement (including the fairness thereof) will form a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Tahoe Shares and Replacement Options to be received by Shareholders and Lake Shore Optionholders and Temex Optionholders in exchange for their Lake Shore Shares, Lake Shore Options and Temex Option pursuant to the Arrangement. See “Regulatory Approvals and Securities Laws Matters — United States Securities Laws Matters”.

REGULATORY APPROVALS AND SECURITIES LAWS MATTERS

Competition Act Approval

It is a mutual condition precedent to the completion of the Arrangement that the Competition Act Approval be obtained.  The Arrangement constitutes a “notifiable transaction” and also constitutes a “merger” for the purposes of the Competition Act and cannot be completed until Competition Act Approval has been obtained.  Competition Act Approval will be obtained if one or more of the following shall have occurred: (i) the relevant waiting period under Section 123 of the Competition Act will have expired or been terminated by the Commissioner, (ii) the Commissioner will have issued a No-Action Letter on terms and conditions, if any, acceptable to Tahoe, acting reasonably, or (iii) the Commissioner will have issued an advance ruling certificate (an “ARC”) in respect of the Arrangement.

In this regard, on February 16, 2016, Tahoe filed with the Commissioner, an application for an ARC pursuant to subsection 102(1) of the Competition Act and requested a waiver of compliance with the notification requirements of the Competition Act, pursuant to subsection 113(c) of the Competition Act.  On February 23, 2016, Competition Act Approval was obtained pursuant to the issuance of an ARC.

Stock Exchange Approval

The Lake Shore Shares are listed and posted for trading on the TSX and the NYSE MKT under the symbol “LSG”.  The Lake Shore Convertible Debentures are posted for trading on the TSX under the symbol “LSG.DB”.  The Tahoe Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”.

Since the Arrangement will result in the issuance of greater than 25% of the currently outstanding Tahoe Shares, the rules of the TSX require that Tahoe obtain approval for the issuance of Consideration Shares pursuant to the Arrangement from the holders of a majority of Tahoe Shares present in person or represented by proxy at a duly constituted shareholders meeting.

It is a condition of the Arrangement that the TSX and the NYSE shall have conditionally approved for listing the Consideration Shares to be issued or made issuable in connection with the Arrangement. Tahoe has applied to the TSX for approval to list the Consideration Shares issuable in connection with the Arrangement and the listing of such Consideration Shares will be subject to meeting the requirements of the TSX and will also be subject to Tahoe Shareholder Approval. NYSE approval for the listing of the Consideration Shares issuable pursuant to the Arrangement will be obtained prior to the closing of the Arrangement.

Shortly after the completion of the Arrangement, the Lake Shore Shares will be delisted from the TSX and the NYSE MKT. Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol.

Canadian Securities Law Matters

Distribution and Resale of Consideration Shares

Tahoe is a reporting issuer in all the provinces and territories of Canada. Lake Shore is a reporting issuer in all of the provinces of Canada.

The distribution of the Consideration Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus and registration requirements of Canadian securities legislation.  The Consideration Shares issued pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada, free from restrictions on resale, provided that (i) the trade is not a “control distribution” as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for the Consideration Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Tahoe, the selling security holder has no reasonable grounds to believe that Tahoe is in default of applicable Canadian securities laws.

Following the completion of the Arrangement, Lake Shore will become a wholly-owned subsidiary of Tahoe and in connection with the continued listing of the Lake Shore Convertible Debentures, it is anticipated that Lake Shore will continue to be a reporting issuer under the securities legislation of each of the provinces of Canada in which it is a reporting issuer. Tahoe and Lake Shore have applied to certain provincial securities authorities in Canada for an order, effective after the completion of the Arrangement, relieving Lake Shore from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable securities laws of each of the provinces of Canada in which it is a reporting issuer, and such relief, if granted, will be subject to certain conditions.

In addition it is anticipated that Tahoe will cause Lake Shore to file a Form 15 with the SEC pursuant to Rule 12g-4 under the U.S. Exchange Act. Under U.S. Exchange Act Rule 12g-4, termination of registration of Lake Shore’s common shares under section 12 of the U.S. Exchange Act would take effect 90 days, or such shorter period as the SEC may determine, after the filing of the Form 15. Upon filing of the Form 15, Lake Shore’s duty to file any reports required under section 13(a) of the U.S. Exchange Act will be suspended immediately, but if the Form 15 is subsequently withdrawn or denied, Lake Shore would be required to file with the SEC within 60 days after the date of any such withdrawal or denial, all reports which would have been required had the Form 15 not been filed.

MI 61-101 Matters

As Lake Shore is a reporting issuer in Ontario, it is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties, independent valuations and, in certain circumstances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” where the interests of a holder of an equity security may be terminated without their consent.

MI 61-101 provides that if a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction is considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements and potentially a formal valuation requirement. In this case, a valuation is not required in respect of the Arrangement as neither of the situations described in section 4.3(1) of MI 61-101 are applicable to the Arrangement.

Collateral Benefit

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a “related party” of Lake Shore (which includes the directors and senior officers of Lake Shore, as well as any 10% securityholder) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Lake Shore.

However, MI 61-101 expressly excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d)(i) at the time of the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding securities of each class of “equity securities” of the issuer, or (ii) for business combinations: (A) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities beneficially owned by the related party, (B) the independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive in exchange for his or her equity securities under the terms of the arrangement; and (C) the independent committee’s determination is disclosed in the disclosure document for the transaction.

As a result of the Arrangement, all Lake Shore Options, including those held by directors and senior officers of Lake Shore, will vest and be deemed to have been exchanged for Replacement Options to purchase Tahoe Shares.  Pursuant to the terms of the Arrangement Agreement, Lake Shore Options that are held by any directors, officers or employees who are terminated as a result of the Arrangement will also be extended to the earlier of the original expiry date as provided for in the Lake Shore Option or one year from the Effective Date. The vesting of the Lake Shore Options and the extension of the exercise period under the Lake Shore Option Plan may be considered a “collateral benefit” under MI 61-101. Additionally, as a result of the Arrangement, all senior officers of Lake Shore are entitled to receive certain change of control payments as follows: Anthony Makuch, $4,128,746; Philip Yee, $1,003,590; Eric Kallio, $1,074,340; Christina Ouellette, $649,780; Mark Utting, $621,990; Meri Verli, $638,140; Alasdair Federico, $680,930; Peter van Alphen, $858,640; and Natasha Vaz, $610,530. Those employees of Lake Shore who continue to be employed after completion of the Arrangement will do so on employment terms similar to those currently in effect for their employment with Lake Shore.

In addition, as a result of the Arrangement, the Lake Shore PSUs held by the senior officers of Lake Shore will vest and become payable upon a change of control occurring and either (i) the successor entity failing to assume the obligations with respect to the PSUs, or (ii) such holders of Lake Shore PSUs ceasing to be employed by Lake Shore.  The Lake Shore PSUs held by senior officers of Lake Shore are as follows: Anthony Makuch, 2,965,641;

Philip Yee, 1,001,356; Eric Kallio, 704,283; Christina Ouellette, 276,301; Mark Utting, 264,854; Meri Verli, 269,935; Alasdair Federico, 300,853; Peter van Alphen, 207,328; and Natasha Vaz, 236,367.  The cash value of such Lake Shore PSUs will be determined with reference to the five day volume-weighted average trading price for the Lake Shore Shares at a date to be determined and subject to other adjustments in accordance with the Lake Shore PSU. Any Lake Shore employees who continue to be employed after completion of the Arrangement will be asked to accept, in lieu of their Lake Shore PSU cash entitlements, Tahoe Shares as of the completion of the Arrangement. If all of the senior officers of Lake Shore agree to accept Tahoe Shares in lieu of their Lake Shore PSU entitlements, Tahoe is expected to issue up to a total of approximately 1,243,887 Tahoe Shares in respect thereof to satisfy Lake Shore’s obligations to holders of Lake Shore PSUs.

Further, as a result of the Arrangement, the Lake Shore DSUs, all of which are held by non-executive directors of Lake Shore will vest and become payable upon such persons ceasing to become directors of Lake Shore.  The Lake Shore DSUs held are as follows: Jon Gill, 609,868; Arnold Klassen, 310,589; Peter Crossgrove, 679,755; Alan Moon, 310,589; Frank Hallam, 310,589; Diane Francis, 223,878; and Ingrid Hibbard, 129,702.  The cash value of such Lake Shore DSUs will be determined with reference to the five day volume-weighted average trading price prior to the date such person ceases to be a director of Lake Shore.  Applying a five day volume-weighted average trading price for the Lake Shore Shares of $1.83 as at March 1, 2016, it is expected that an aggregate cash payment to the holders of Lake Shore DSUs of approximately $4,712,195 would be required to be made by Lake Shore.

None of the change of control payments and other benefits payable or to be received by the directors and senior officers of Lake Shore are conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the directors and senior officers of Lake Shore for securities relinquished under the Arrangement, and the conferring of such benefits is not conditional on any of such individuals supporting the Arrangement.

Additionally, other than Mr. Anthony Makuch, none of the directors and senior officers of Lake Shore, at the time the Arrangement was agreed to, beneficially owned or exercised control or direction over 1% of the issued and outstanding “equity securities” of Lake Shore. Therefore, other than Mr. Anthony Makuch, none of the directors and senior officers of Lake Shore is deemed to be receiving a “collateral benefit” under MI 61-101 as a result of the treatment of the Lake Shore Options or the receipt of change of control payments in connection with the Arrangement.  Mr. Anthony Makuch may be deemed to be receiving a “collateral benefit” under MI 61-101 as he will be continuing on with Tahoe following the completion of the Arrangement and in connection therewith will be negotiating a revised employment arrangement with Tahoe, pursuant to which, among other things, he is expected to receive a lump sum payment in lieu of receiving a change of control payment under his employment agreement with Lake Shore.

Minority Approval

To the best of Lake Shore’s knowledge, Mr. Makuch exercises control or direction over an aggregate of 300,000 Lake Shore Shares and 6,568,374 Lake Shore Options, representing approximately 1.48% of the outstanding Lake Shore Shares (on a partially diluted basis) as at the Record Date.  As such, for the purposes of MI 61-101, Mr. Makuch, is considered to be receiving a “collateral benefit” within the meaning of MI 61-101 in respect of the treatment of his Lake Shore Options and other arrangements and benefits payable to him in connection with the Arrangement.  As a result, the 300,000 Lake Shore Shares owned or under the control or direction of Mr. Makuch (as well as any Lake Shore Shares that may be issued upon the exercise of Lake Shore Options held by him prior to the Lake Shore Meeting) will be excluded for the purposes of determining minority approval under MI 61-101 in connection with the Arrangement Resolution.

See “The Arrangement - Interests of Certain Persons in the Arrangement” for more information in respect of the change of control payments and other benefits to be received by the senior officers of Lake Shore as a result of the Arrangement.

United States Securities Law Matters

The following summary is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Consideration Shares issuable pursuant to the Arrangement, and the exercise of Replacement Options issuable pursuant to the Arrangement.

Exemption from the Registration Requirements of the U.S. Securities Act

The Consideration Shares and Replacement Options to be issued by Tahoe in exchange for Lake Shore Shares, Lake Shore Options and Temex Options pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration provided by Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, and similar or other exemptions from registration provided under applicable state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on March 7, 2016 and, subject to the approval of the Arrangement Resolution by the Lake Shore Shareholders, a hearing on the Arrangement will be held on April 1, 2016. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Consideration Shares and Replacement Options to be issued by Tahoe in exchange for Lake Shore Shares, Lake Shore Options and Temex Options pursuant to the Arrangement.

Resales of Consideration Shares After the Effective Date

The Consideration Shares to be issued to Shareholders in exchange for their Lake Shore Shares pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of Tahoe after the Effective Date, or were “affiliates” of Tahoe within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of Consideration Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Consideration Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. In addition, such affiliates (and former affiliates) may also resell Consideration Shares pursuant to Rule 144 under the U.S. Securities Act, if available.

Resales by Affiliates Pursuant to Rule 144

In general, pursuant to Rule 144 under the U.S. Securities Act, persons who are “affiliates” of Tahoe after the Effective Date, or were “affiliates” of Tahoe within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, those Consideration Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent (1%) of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144 of the U.S. Securities Act.

Resales by Affiliates Pursuant to Regulation S

In general, pursuant to Regulation S under the U.S. Securities Act, persons who are “affiliates” of Tahoe after the Effective Date, or were “affiliates” of Tahoe within 90 days prior to the Effective Date, solely by virtue of their status as an officer or director of Tahoe as applicable, may sell their Consideration Shares outside the United States in an “offshore transaction” if none of the seller, an affiliate or any person acting on their behalf engages in “directed selling efforts” in the United States with respect to such securities and provided that no selling concession, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.  For purposes of Regulation S under the U.S. Securities Act, “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered. Also, for purposes of Regulation S under the U.S. Securities Act, an offer or sale of securities is made in an “offshore transaction” if the offer is not made to a person in the United States and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a “designated offshore securities market” (which would include a sale through the TSX), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States.  Certain additional restrictions set forth in Rule 903 of Regulation S under the U.S. Securities Act are applicable to sales outside the United States by a holder of Consideration Shares who is an “affiliate” of Tahoe after the Effective Date, or was an “affiliate” of Tahoe within 90 days prior to the Effective Date, other than by virtue of his or her status as an officer or director of Tahoe.

Exercise of Replacement Options after the Effective Date

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, the Tahoe Shares issuable upon exercise of the Replacement Options may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Replacement Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Tahoe Shares pursuant to any such exercise, Tahoe may require evidence (which may include an opinion of counsel) reasonably satisfactory to Tahoe to the effect that the issuance of such Tahoe Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Consideration Shares issued upon exercise of the Replacement Options by holders that are in the United States or that are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, in respect of the Arrangement generally applicable to a beneficial owner of Lake Shore Shares who, for the purposes of the Tax Act, and at all relevant times: (i) holds their Lake Shore Shares, as well as Tahoe Shares to be received under the Arrangement, as capital property, and (ii) deals at arm’s length, and is not affiliated, with Lake Shore or Tahoe for the purposes of the Tax Act. Persons meeting such requirements are referred to as a “Holder” or as “Holders” in this section, and this summary only addresses Holders.

Lake Shore Shares and Tahoe Shares generally will be considered to be capital property to a Holder for the purposes of the Tax Act unless they are held in the course of carrying on a business of buying and selling securities, or are acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”; (c) an interest in which would be a “tax shelter investment”; (d) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; or (e) that has entered into or will enter into, a “derivative forward agreement” in respect of the Lake Shore Shares or Tahoe Shares, all within the meaning of the Tax Act. In addition, this summary does not apply to a Holder who, immediately following the Arrangement, will, either alone or together with persons with whom such Holder does not deal at arm’s length for the purposes of the Tax Act, controls Tahoe for purposes of the Tax Act or beneficially owns shares of Tahoe that have a fair market value in excess of 50% of the fair market value of all outstanding shares of Tahoe. A Holder to whom any of the factors referenced in this paragraph applies should consult their own tax advisor with respect to the tax consequences of the Arrangement.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based on the facts set out in this Circular, the current provisions of the Tax Act and counsel’s understanding of the published administrative policies and assessing practices of the CRA publicly available prior to the date of this document. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, ay of which may differ significantly from the Canadian federal income tax considerations described herein.

In addition, this summary does not address the tax considerations relevant to Lake Shore Shareholders who acquired their shares on the exercise of any employee stock option. Such Lake Shore Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Holder. Holders should consult their own tax advisors to determine the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to them.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, at all relevant times, is resident, or deemed to be resident, in Canada for the purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders whose Lake Shore Shares or Tahoe Shares might not otherwise qualify as capital property may be entitled to have such shares, and all other “Canadian securities” (as defined in the Tax Act) owned by them in the taxation year and any subsequent taxation year, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Resident Holders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances.

Exchange of Lake Shore Shares for Tahoe Shares

Pursuant to the Arrangement, each Lake Shore Share will be exchanged for 0.1467 of a Tahoe Share.

A Resident Holder whose Lake Shore Shares are exchanged for Tahoe Shares pursuant to the Arrangement (other than a Lake Shore Shareholder who chooses to report a capital gain or a capital loss on the exchange as described below) will, pursuant to subsection 85.1(1) of the Tax Act, be deemed to dispose of their Lake Shore Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base in respect of such Lake Shore Shares, and to have acquired the Tahoe Shares received and exchanged therefor for an aggregate cost equal to such proceeds of disposition. Therefore, no gain or loss will be recognized.

A Resident Holder may choose to recognize a capital gain (or capital loss) on such exchange by reporting such capital gain (or capital loss) on its Canadian income tax return filed for the taxation year in which the Arrangement becomes effective. Such Resident Shareholder will be considered to have disposed of all of its Lake Shore Shares for proceeds of disposition equal to the fair market value of the Tahoe Shares received on the exchange, and will recognize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs associated with the disposition, exceed (or are exceeded by) the aggregate adjusted cost base of their Lake Shore Shares. See “Taxation of Capital Gains and Capital Losses” below.

The cost of the Tahoe Shares received by a Resident Holder in exchange for Lake Shore Shares will generally be averaged with the cost base of any other Tahoe Shares held by the Resident Holder as capital property to determine the adjusted cost base of each such Tahoe Share for income tax purposes.

Dividends on Tahoe Shares

Dividends received or deemed to be received on Tahoe Shares by a Resident Holder who is an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations”, as defined in the Tax Act. A dividend will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends”, as defined in the Tax Act, paid by taxable Canadian corporations, to the extent that such dividend is designated by Tahoe as an eligible dividend in accordance with the provisions of the Tax Act.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Tahoe Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of a disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

Certain corporations, including “private corporations” and “subject corporations”, as such terms are defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on Tahoe Shares to the extent that such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate Resident Holder based on the amount of taxable dividends paid while it is a private corporation. Under the Tax Proposals released on December 7, 2015, the rate of refundable tax under the Part IV of the Tax Act will be increased to 38 1/3% for taxation years ending after 2015, subject to transitional rules contained in the Tax Proposals applicable to taxation years ending after 2015 but commencing before 2016.

Taxable dividends received by an individual or a trust, other than certain specified trusts, may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

Disposition of Tahoe Shares

The disposition or deemed disposition of Tahoe Shares by a Resident Holder (other than to Tahoe) will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the shares so disposed of immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that taxation year. One-half of any capital loss (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules of the Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is corporation, the amount of any capital loss realized upon the disposition of a Lake Shore Share or Tahoe Share may be reduced by certain dividends previously received or deemed to have been received by the Resident Holder on such share, all to the extent and under the circumstances prescribed by the Tax Act. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns such shares. Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Canadian-controlled Private Corporations

A Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest, net taxable capital gains and any dividends or deemed dividends that are not deductible in computing taxable income. Under Tax Proposals released December 7, 2015, the rate of refundable tax will be increased to 10 2/3% for taxation years ending after 2015, subject to transitional rules contained in the Tax Proposals applicable to taxation years commencing before 2016.

Dissenting Resident Holders

A Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Lake Shore Shares to Lake Shore in consideration for a cash payment (a “Dissenting Resident Holder”), will be deemed to have received a dividend from Lake Shore equal to the amount (if any) by which such cash payment (other than any portion of the payment that is interest awarded by a Court) exceeds the paid-up capital (as determined under the Tax Act) of such holder’s Lake Shore Shares. The remainder of such cash payment will be treated as proceeds of disposition of such Dissenting Resident Holder’s Lake Shore Shares, and such holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of such Dissenting Resident Holder’s adjusted cost base of such Lake Shore Shares immediately before the disposition. Any deemed dividend received by a Dissenting resident Holder will be treated as described above under the heading “Dividends on Tahoe Shares”. The general tax consequences to a Dissenting Resident Holder of realizing such a capital gain or capital loss are described above in “Taxation of Capital Gains and Capital Losses”. Interest awarded by a court to a dissenting Resident Holder will be included in such Resident Holder’s income for purposes of the Tax Act.

Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Dissenting Resident Holders who are Canadian-controlled private corporations may be subject to an additional refundable tax as described above under the heading “Canadian-controlled Private Corporations”.

Eligibility for Investment

Based on the current provisions of the Tax Act, the Tahoe Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (an “RRSP”), a registered retirement income fund (a “RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account (a “TFSA”) (each as defined in the Tax Act), at any particular time, provided that, at that time, the Tahoe Shares are listed on a “designated stock exchange” (which currently includes the TSX) or Tahoe is a “public corporation” (each as defined in the Tax Act).

Notwithstanding that Tahoe Shares may be qualified investments for a trust governed by an RRSP, RRIF or TFSA (a “Registered Plan”), the annuitant under, or the holder of a Registered Plan will be subject to a penalty tax if such shares are a “prohibited investment” (as defined in the Tax Act). The Tahoe Shares will generally not be a “prohibited investment” for a Registered Plan provided that (i) the annuitant under, or holder of the Registered Plan deals at arm’s length with Tahoe for purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(1) of the Tax Act) in Tahoe or (ii) the Tahoe Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan. An annuitant under, or a holder of a Registered Plan should consult his or her own tax advisor in this regard.

Holders Not Resident in Canada

The following portion of the summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not and will not use or hold, and is not deemed to use or hold, their Lake Shore Shares or Tahoe Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such insurers should consult their own tax advisors.

Exchange of Lake Shore Shares for Tahoe Shares

Pursuant to the Arrangement, a Non-Resident Holder (other than a Non-Resident Holder that validly exercises Dissent Rights) will dispose of each Lake Shore Share held for 0.1467 of a Tahoe Share.

A Non-Resident Holder who receives Tahoe Shares in this manner (other than a shareholder who chooses to report a capital gain or capital loss on the exchange as described below), will, pursuant to subsection 85.1(1) of the Tax Act, be deemed to dispose of its Lake Shore Shares for proceeds of disposition equal to the aggregate adjusted cost base of such shares to the Non-Resident Holder and to have acquired Tahoe Shares received and exchanged therefore for an aggregate cost equal to such proceeds of disposition. Therefore, no gain or loss will be recognized.

In the event the Lake Shore Shares constitute, or are deemed to constitute, taxable Canadian property (as described below) to a Non-Resident Holder, and such Holder chooses to realize a capital gain (or capital loss) on the exchange, such gain (or loss) will be equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base of the Lake Shore Shares to the Non-Resident Holder. The tax consequences of realizing a capital gain, which are described above under the heading “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses,” generally will apply, subject to the comments below.

Generally, a Lake Shore Share will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition provided that such share is listed on a “designated stock exchange” (as defined in the Tax Act) (which includes the TSX) at that time, unless at any time during the 60-month period immediately preceding that time: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Lake Shore; and (b) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). Lake Shore Shares may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances. Non-Resident Holders whose Lake Shore Shares are “taxable Canadian property” are advised to consult their own tax advisors with respect to the Arrangement.

Pursuant to the provisions of the Tax Act, where Lake Shore Shares constitute taxable Canadian property to a Non-Resident Holder, any Tahoe Shares received in exchange for such shares pursuant to subsection 85.1(1) of the Tax Act will be deemed to constitute taxable Canadian property to the Non-Resident Holder for a period of 60 months from the effective date of the Arrangement. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of any such Tahoe Shares.

Disposition of Tahoe Shares

Any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Tahoe Shares acquired pursuant to the Arrangement will not be subject to tax under the Tax Act unless such shares constitute “taxable Canadian property” of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

See the discussion above regarding the description of “taxable Canadian property”.

Dividends on Tahoe Shares

Dividends paid or credited, or deemed to be paid or credited, on Tahoe Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends unless the rate is reduced by an applicable income tax convention or treaty. For example, under the Canada-United States Tax Convention (1980), as amended, where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purposes of, and who is entitled to the benefits in accordance with the provisions of such convention, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Dissenting Non-Resident Holders

A Non-Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Lake Shore Shares to Lake Shore in consideration for a cash payment (a “Dissenting Non-Resident Holder”), will be deemed to have received dividend from Lake Shore equal to the amount (if any) by which the cash payment (excluding interest, if any, awarded by a court) exceeds the paid-up capital (as determined under the Tax Act) of such holder’s Lake Shore Shares. The remainder of such cash payment will be treated as proceeds of disposition of such Dissenting Non-Resident Holder’s Lake Shore Shares, and such holder will realize capital gain (or capital loss) to the extent that those proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of such dissenting Non-Resident Holder’s adjusted cost base of such Lake Shore Shares immediately before the disposition. Any deemed dividend received by a Dissenting Non-Resident Holder will generally be treated as described above under the heading “Holders Not Resident in Canada — Dividends on Tahoe Shares”. A capital gain realized by a Dissenting Non-Resident Holder on a disposition of Lake Shore Shares will generally not be subject to tax under the Tax Act unless the Lake Shore Shares are “taxable Canadian property” to such holder and no relief is available under an applicable tax treaty or convention. Dissenting Non-Resident Holders are referred to the discussion of the meaning of “taxable Canadian property” under the heading “Holders Not Resident in Canada — Exchange of Lake Shore Shares for Tahoe Shares”.

Any interest awarded to a dissenting Non-Resident Holder by a court will not be subject to Canadian withholding tax.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations for U.S. Holders (as defined below) of Lake Shore Shares arising from the proposed acquisition by Tahoe of all of the issued and outstanding Lake Shore Shares in exchange for Tahoe Shares pursuant to the Arrangement Agreement and from the ownership and disposition of such Tahoe Shares.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the U.S. Internal Revenue Service (the “Service”), judicial decisions, and the Canada-United States Tax Convention (1980), as amended (the “Treaty”), all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address the potential effect, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Tahoe Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders nor does it take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any other aspect of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. U.S. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No opinion from U.S. legal or tax counsel or ruling from the Service has been requested or will be obtained regarding the U.S. federal income tax consequences of the Arrangement or any other related matter; thus, there can be no assurance that the Service will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court. Except as specifically set forth below, this discussion does not address applicable income tax reporting requirements.

This summary is limited to considerations relevant to U.S. Holders that hold Lake Shore Shares, and, after the closing of the Arrangement, Tahoe Shares, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to U.S. Holders in light of their individual circumstances, including U.S. Holders subject to special treatment under the U.S. tax laws, such as, for example:

•                  banks or other financial institutions, underwriters, or insurance companies;

•                  traders in securities who elect to apply a mark-to-market method of accounting;

•                  real estate investment trusts or regulated investment companies;

•                  tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•                  expatriates or former long-term residents of the United States;

•                  partnerships or other pass-through entities or investors in such entities;

•                  dealers or traders in securities, commodities or currencies;

•                  grantor trusts;

•                  persons subject to the alternative minimum tax;

•                  persons whose “functional currency” is not the U.S. dollar;

•                  persons who own, directly, indirectly or by attribution, 5% or more, by voting power or value, of the outstanding Lake Shore Shares (or after the closing of the Arrangement, Tahoe Shares);

•                  persons who received Lake Shore Shares through the exercise of employee stock options, the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation; or

•                  persons holding Lake Shore Shares, or, after the closing of the Arrangement, Tahoe Shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

As used in this Circular, the term “U.S. Holder” means a beneficial owner of Lake Shore Shares, and, after the closing of the Arrangement, Tahoe Shares received in the Arrangement, that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Lake Shore Shares, or, after the closing of the Arrangement, Tahoe Shares received in the Arrangement, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the Arrangement and the subsequent ownership and disposition of Tahoe Shares received in the Arrangement.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•                  any conversion into Lake Shore Shares of any notes, debentures or other debt instruments, including the Lake Shore Convertible Debentures;

•                  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Lake Shore Shares, including the Lake Shore Options and the Temex Options; and

•                  any transaction, other than the Arrangement, in which Lake Shore Shares or Tahoe Shares are acquired.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT. LAKE SHORE SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT, AND OF THE OWNERSHIP AND DISPOSITION OF TAHOE SHARES AFTER THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Arrangement to Lake Shore Shareholders

Lake Shore and Tahoe intend to treat the exchange of Lake Shore Shares for Tahoe Shares pursuant to the Arrangement as a tax deferred reorganization for U.S. federal income tax purposes under section 368(a) of the Code. The proper U.S. federal income tax treatment of such exchange is not certain, however, and neither Lake Shore nor Tahoe has sought a ruling from the U.S. tax authorities or an opinion from U.S. tax counsel on the proper treatment of the Arrangement.  Furthermore, qualification as a reorganization is premised in part, on the Lake Shore Convertible Debentures being treated as debt for U.S. federal income tax purposes.  Lake Shore believes the Lake Shore Convertible Debentures should be treated as debt for U.S. federal income tax purposes, but such treatment is not free from doubt.

Although the summary in this section generally assumes that for U.S. federal income tax purposes, the Lake Shore Convertible Debentures are treated as debt and the Arrangement constitutes a tax deferred reorganization, each U.S. Holder should consult its own tax advisor about the proper U.S. federal, state and local income tax treatment of the Lake Shore Convertible Debentures and the Arrangement. If a U.S. Holder owned Lake Shore Shares during a taxable year in which Lake Shore was a passive foreign investment company (a “PFIC”) and such U.S. Holder did not make a qualified electing fund (“QEF”) election, the proposed Arrangement would not be treated as a tax deferred reorganization for U.S. federal income tax purposes.

Subject to the PFIC rules discussed below, if the Arrangement qualifies as a reorganization for U.S. federal income tax purposes, a U.S. Holder will recognize no gain or loss on an exchange of Lake Shore Shares for Tahoe Shares. In that case, a U.S. Holder’s basis in Tahoe Shares received in the Arrangement will equal such U.S. Holder’s aggregate adjusted tax basis in the Lake Shore Shares exchanged, and such U.S. Holder’s holding period in Tahoe Shares received in the Arrangement will include the period such U.S. Holder held the Lake Shore Shares. If a U.S. Holder acquired different blocks of Lake Shore Shares at different times or at different prices, the U.S. Holder’s basis and holding period in Tahoe Shares will be determined separately for each block of shares.

A U.S. Holder may be required to attach to its tax return for the year in which it receives Tahoe Shares a statement regarding application of the tax deferred reorganization requirements (including information about the Lake Shore Shares it exchanged and Tahoe Shares it received) and to maintain certain records regarding the Arrangement. U.S. Holders should consult with their tax advisors regarding whether such a statement is required in their particular circumstances.

If the Arrangement does not qualify as a reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed below, a U.S. Holder receiving Tahoe Shares in exchange for Lake Shore Shares would recognize capital gain or loss equal to the difference between (x) the fair market value of Tahoe Shares as of the effective date of the exchange and (y) such U.S. Holder’s adjusted tax basis in the Lake Shore Shares exchanged. Any gain would be long-term capital gain if the U.S. Holder held the Lake Shore Shares for more than one year as of the effective date of the exchange. Any loss would be long-term capital loss if the U.S. Holder held the Lake Shore Shares for more than one year as of the effective date of the exchange. Deductions for capital losses are subject to substantial limitations. Any gain or loss generally would be treated as arising from U.S. sources. The U.S. Holder would have a tax basis in the Tahoe Shares equal to their fair market value as of the effective date of the exchange and a holding period for the Tahoe Shares beginning on the day following the exchange date.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either at least:

•                  75% of its gross income is “passive income”; or

•                  50% of the quarterly average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. However, rents and gains derived in the active conduct of a trade or business in certain circumstances are considered active income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Lake Shore does not believe that it was a PFIC for U.S. federal income tax purposes for its most recent taxable year. However, it is possible that it may have been a PFIC in a prior taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. Consequently, there can be no assurances regarding Lake Shore’s PFIC status during the current or any prior taxable year.  If Lake Shore had been a PFIC in any year during a U.S. Holder’s holding period for the Lake Shore Shares, Lake Shore would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned such Lake Shore Shares.

If Lake Shore were a PFIC for a taxable year during a U.S. Holder’s holding period for the Lake Shore Shares, such U.S. Holders generally would be subject to additional taxes under the default PFIC rules (including taxation at ordinary income rates and an interest charge) on any “excess distributions” received from Lake Shore and on any gain realized from a sale or other disposition of such Shares. A U.S. Holder would have an excess distribution to the extent that distributions on the Lake Shore Shares during a taxable year exceed 125% of the average annual distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Lake Shore Shares, (ii) amounts allocated to the current taxable year and any year before Lake Shore became a PFIC would be taxed as ordinary income in the current year, (iii) amounts allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year (i.e., at ordinary income tax rates), and (iv) an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year described in (iii). Gain on the disposition of the Lake Shore Shares would be subject to taxation in the same manner as an excess distribution, described immediately above, and any loss would generally not be recognized.

These adverse tax consequences may be mitigated if the U.S. Holder is eligible to and does elect to annually mark-to-market the stock. If the U.S. Holder makes a mark-to-market election, such U.S. Holder will generally include as ordinary income the excess, if any, of the fair market value of the stock at the end of each taxable year over adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the stock over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included in income as a result of the mark-to-market election that has not yet been reversed). Any gain recognized on the sale or other disposition of stock will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury Regulations. A qualified exchange includes a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury Regulations.

A U.S. Holder’s adjusted tax basis in the stock will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the stock is no longer regularly traded on a qualified exchange or the Service consents to the revocation of the election. A mark-to-market election is inapplicable to any subsidiaries of a company that are PFICs since their shares would not be marketable stock. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Some of the adverse PFIC tax consequences can also be minimized if a U.S. Holder in a PFIC timely makes a valid QEF election. In order for a U.S. Holder to be able to make a QEF election with respect to the Lake Shore Shares, Lake Shore would have been required to provide such U.S. Holder with certain information.  Thus, U.S. Holders may not have been able to make a QEF election with respect to their Lake Shore Shares in any year in which Lake Shore was a PFIC.

Under proposed Treasury Regulations, which are not yet in effect but are proposed to be effective retroactively to 1992, an exchange of PFIC stock for stock of another company which is not a PFIC in a transaction otherwise qualifying for non-recognition of gain will be a taxable transaction to an exchanging U.S. Holder, unless such U.S. Holder has made a timely QEF election with respect to its shares in the PFIC for all years included in such U.S. Holder’s holding period. If Lake Shore were a PFIC for the current year (or had been a PFIC for any year during a U.S. Holder’s holding period for Lake Shore Shares), then in the event the rules of the proposed regulations applied to the Arrangement, any gain or loss realized by a U.S. Holder that did not have a QEF election in effect would be subject to the default PFIC rules described above.  The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and their potential application to the U.S. Holder.

While Lake Shore believes it is not currently a PFIC, it may have been a PFIC in prior years. Tahoe does not expect to be classified as a PFIC for the tax year that includes the day after the Effective Date, based on current business plans and financial projections. Therefore, under the foregoing rules contained in the proposed Treasury Regulations, U.S. Holders who owned Lake Shore Shares during a period that Lake Shore was classified as a PFIC, but did not make a timely QEF election will recognize gain (but not loss) on the Arrangement under the default PFIC rules regardless of whether the Arrangement qualifies as a reorganization. Although not addressed in the proposed Treasury Regulations, U.S. Holders who made a timely mark-to-market election with respect to their Lake Shore Shares should not recognize gain on the Arrangement under the default PFIC rules so long as Lake Shore is not currently a PFIC.  For U.S. Holders that acquired Lake Shore Shares after Lake Shore ceased to qualify as a PFIC, the PFIC rules described above will not apply.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the receipt of Tahoe Shares pursuant to the Arrangement.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Lake Shore Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (b) the adjusted tax basis of such U.S. Holder in such Lake Shore Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if such Lake Shore Shares have been held for more than one year as of the date of the exchange. Deductions for capital losses are subject to substantial limitations.  Any Canadian withholding tax paid with respect to a deemed dividend received by a U.S. Holder in connection with the exercise of Dissent Rights (as discussed above, under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dissenting Non-Resident Holders”) may be deductible or creditable against such U.S. Holder’s U.S. federal income tax liability.  Complex rules and limitations apply to the foreign tax credit, particularly where, as here, there are different characterizations in Canada and the United States of the amounts paid to a U.S. Holder that exercises Dissent Rights. Accordingly, Lake Shore strongly urges each U.S. Holder who plans to exercise Dissent Rights to consult its own tax advisor regarding the application of the foreign tax credit rules to its particular situation.

Ownership of Tahoe Shares

Dividends Received from Tahoe

U.S. Holders generally must include any dividends paid on Tahoe Shares in their gross income as ordinary income from foreign sources, without reduction for any Canadian income tax withheld. Dividends paid on Tahoe Shares will not be eligible for the dividends-received deduction generally available to corporations. Subject to applicable holding period and other limitations, the U.S. dollar amount of dividends received on the Tahoe Shares by certain non-corporate U.S. Holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the Tahoe Shares should be treated as qualified dividends if (i) Tahoe is eligible for the benefits of a comprehensive income tax treaty with the United States that the Service has approved for the purposes of the qualified dividend rules or the Tahoe Shares are readily tradable on an established securities market in the United States, (ii) Tahoe was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC, and the dividends satisfy certain eligibility (including holding period) criteria. The Treaty has been approved by the Service for the purpose of the qualified dividend rules. In computing its foreign tax credit limitation, a non-corporate U.S. Holder that receives a dividend taxed at the reduced rate for qualified dividend income may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. U.S. Holders should consult their U.S. tax advisors regarding whether dividends will be entitled to qualified dividend treatment.

U.S. Holders that receive dividends in a currency other than U.S. dollars must include in income a U.S. dollar amount determined at the spot rate on the date of receipt whether or not they convert the currency into U.S. dollars at that time. A U.S. Holder will have a basis in the non-U.S. currency received equal to its U.S. dollar value on the date of receipt. Gain or loss on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes. If dividends received in a currency other than the U.S. dollar are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividends will be treated as foreign-source dividend income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the circumstances, Canadian income taxes withheld by Tahoe from dividend payments on Tahoe Shares at a rate not exceeding any applicable Treaty rate will be creditable against the U.S. Holders’ U.S. federal income tax liability. Canadian income taxes withheld in excess of the applicable Treaty rate will not be eligible for credit against the U.S. Holders’ federal income tax liability. The rules governing foreign tax credits are complex, and each U.S. Holder should consult its tax advisor regarding the creditability of foreign taxes in such U.S. Holder’s particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes, including any Canadian taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Disposition of Tahoe Shares

U.S. Holders generally will recognize capital gain or loss on the sale or other disposition of Tahoe Shares in an amount equal to the difference between their adjusted tax basis in such Tahoe Shares and the U.S. dollar value of the amount realized. Any gain will be long-term capital gain if the U.S. Holder has held the Lake Shore Shares and Tahoe Shares for a combined period longer than one year. Any loss will be long-term capital loss if the U.S. Holder has held the Lake Shore Shares and Tahoe Shares for a combined period longer than one year or to the extent the U.S. Holder previously received qualifying dividend income in excess of 10% of the U.S. Holder’s basis in its Tahoe Shares. Deductions for capital losses are subject to substantial limitations. Any gain or loss generally will be treated as arising from U.S. sources.

With respect to the sale or other disposition of Tahoe Shares, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If shares are treated as traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

If Tahoe is or becomes a PFIC, the preceding section of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Tahoe Shares. Based on current business plans and financial expectations, Tahoe expects that it will not be a PFIC for its current taxable year or for any taxable year in the foreseeable future. The determination of whether any non-U.S. corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. corporation is a PFIC for any taxable year depends on the assets and income of such corporation over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Tahoe will or will not be determined to be a PFIC for the current taxable year or any future taxable year or that the Service will not challenge any determination made by Tahoe (or any subsidiary of Tahoe) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Tahoe and any subsidiary of Tahoe and the application of the PFIC rules to the Tahoe Shares and the consequences of being treated as the owner of subsidiary PFICs.

Reporting and Backup Withholding

Payments of dividends on shares and other proceeds with respect to shares made by a U.S. paying agent or other U.S. intermediary will be reported to the Service and to the U.S. Holder as may be required under applicable Treasury Regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Backup withholding tax is not an additional tax. A U.S. Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against such U.S. Holder’s U.S. federal income tax liability and may be entitled to a credit or refund, provided the required information is furnished to the Service in a timely manner.

A U.S. Holder may be required specifically to report the receipt of Tahoe Shares in the Arrangement. A U.S. Holder also may be required specifically to report a sale or other taxable disposition of the Lake Shore Shares or Tahoe Shares to the Service if it recognizes a foreign currency or other loss from a single transaction that exceeds, in the case of an individual or trust, $50,000 in a single taxable year or, in other cases, various higher thresholds. U.S. Holders should consult their tax advisors about these possible reporting requirements.

Certain U.S. Holders must report information with respect to their investments in Tahoe Shares not held through an account with certain financial institutions to the Service. U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors about information reporting requirements with respect to their investment in the Tahoe Shares.

THE SUMMARY ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES OF PARTICIPATING IN THE ARRANGEMENT AND HOLDING TAHOE SHARES UNDER THE U.S. HOLDER’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Cassels Brock & Blackwell LLP on behalf of Lake Shore.  As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP as a group beneficially owned, directly or indirectly, less than 1% of the Lake Shore Shares.

ADDITIONAL INFORMATION

Additional information relating to Lake Shore is available on Lake Shore’s website at www.lsgold.com, on SEDAR under Lake Shore’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of Lake Shore is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2015, which can be found under Lake Shore’s profile on SEDAR at www.sedar.com and will be sent without charge to any securityholder upon request by contacting the Corporate Secretary of Lake Shore at Suite 200, 181 University Avenue, Toronto, Ontario, Canada M5H 3M7 by telephone: (416) 703-6298, by facsimile: (416) 703-7764 or by email: info@lsgold.com.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular to Lake Shore Shareholders has been approved by the Board.

Tahoe has provided the information contained in this Circular concerning Tahoe and its business and operations and Tahoe’s financial information and financial statements. Lake Shore assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Tahoe to disclose facts or events which may affect the accuracy of any such information.

DATED March 7, 2016.

BY ORDER OF THE BOARD

(signed) “Alan C. Moon”

Alan C. Moon

Chairman of the Board

Lake Shore Gold Corp.

CONSENT OF BMO NESBITT BURNS INC.

We refer to the fairness opinion dated February 7, 2016 (the “Fairness Opinion”) which we prepared for the Board of Directors of Lake Shore Gold Corp. (“Lake Shore”) in connection with the Arrangement (as defined in Lake Shore’s management information circular dated March 7, 2016 (the “Circular”)).

We consent to the inclusion of the Fairness Opinion, a summary of our Fairness Opinion, references to our firm name, and all references to the Fairness Opinion, in this Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Lake Shore shall rely upon the Fairness Opinion.

(signed) “BMO Nesbitt Burns Inc.”

Toronto, Ontario

March 7, 2016

SCHEDULE A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                      The arrangement (as it may be modified or amended, the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Tahoe Resources Inc. (“Tahoe”), Lake Shore Gold Corp. (“Lake Shore”), and its shareholders and optionholders, all as more particularly described in the management information circular of Lake Shore dated March 7, 2016 (the “Circular”), is hereby authorized, approved and agreed to.

2.                                      The arrangement agreement dated as of February8, 2016 between Lake Shore and Tahoe as it may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of Lake Shore in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of Lake Shore in executing and delivering the Arrangement Agreement and causing the performance by Lake Shore of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

3.                                      The plan of arrangement effecting the Arrangement (as the same may be or has been modified or amended, the “Plan of Arrangement”), the full text of which is set forth as Schedule B to the Circular is hereby authorized, approved and adopted.

4.                                      The reduction by Lake Shore of its stated capital account (the “Capital Reduction”) maintained in respect of its common shares (the “Lake Shore Shares”) by the amount as the directors of Lake Shore may determine is required such that following the Capital Reduction, the realizable value of Lake Shore’s assets will not be less than the aggregate of Lake Shore’s liabilities and the stated capital of all classes of shares of Lake Shore (the “Capital Reduction Amount”), as more particularly described in the Circular, is hereby authorized, approved and adopted.

5.                                      The Capital Reduction shall be effected without any distribution being made, and by crediting contributed surplus in an amount equal to the Capital Reduction Amount for financial accounting purposes (the “Contributed Surplus”) and such increase in Contributed Surplus shall not be applied to offset or reduce any deficit in shareholders’ equity.

6.                                      Notwithstanding that the aforementioned resolutions have been passed (and the Arrangement approved and agreed to) by shareholders of Lake Shore or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Lake Shore are hereby authorized and empowered without further notice to, or approval of, any shareholders of Lake Shore (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, or (ii) not to proceed with the Arrangement and Capital Reduction at any time prior to the effective time of the Arrangement.

7.                                      Any one director or officer of Lake Shore is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Lake Shore, to execute or cause to be executed, under the seal of Lake Shore or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

A-1

SCHEDULE B

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:

(a)                                 “Arrangement” means the arrangement under the provisions of Section 192 of the CBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Lake Shore and Tahoe, each acting reasonably;

(b)                                 “Arrangement Agreement” means the arrangement agreement made as of February 8, 2016 between Tahoe and Lake Shore, including the schedules thereto, as the same may be supplemented or amended from time to time in accordance with its terms;

(c)                                  “Arrangement Resolution” means the special resolution of the Lake Shore Shareholders approving the Arrangement to be considered at the Lake Shore Meeting;

(d)                                 “Articles of Arrangement” means the articles of arrangement of Lake Shore in respect of the Arrangement, to be filed with the Director after the Final Order is made;

(e)                                  “Business Day” means  a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

(f)                                   “CBCA” means the Canada Business Corporations Act including all regulations made thereunder;

(g)                                  “Consideration” means pursuant to the Plan of Arrangement, in respect of each Lake Shore Share, 0.1467 of a Tahoe Share;

(h)                                 “Court” means the Ontario Superior Court of Justice;

(i)                                     “CRA” means the Canada Revenue Agency;

(j)                                    “Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Lake Shore Shares for the Consideration in connection with the Arrangement;

(k)                                 “Director” means the Director appointed pursuant to Section 260 of the CBCA

(l)                                     “Dissent Rights” has the meaning ascribed thereto in Section 4.1;

(m)                             “Dissenting Lake Shore Shareholder” means a registered holder of Lake Shore Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(n)                                 “Dissenting Shares” means the Lake Shore Shares held by Dissenting Lake Shore Shareholders in respect of which such Dissenting Lake Shore Shareholders have given Notice of Dissent;

(o)                                 “Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate giving effect to the Arrangement as issued by the Director pursuant to Section 192(7) of the CBCA;

(p)                                 “Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as Lake Shore and Tahoe may agree upon in writing;

(q)                                 “Fair Market Value” with reference to:

(i)                                     a Lake Shore Share means the amount that is the closing price of the Lake Shore Shares on the TSX on the last trading day immediately before the Effective Time;

(ii)                                  a Tahoe Share means the amount that is the closing price of the Tahoe Shares on the TSX on the first trading day immediately after the Effective Time.

(r)                                    “Final Order” means the final order of the Court approving the Arrangement, in a form acceptable to Lake Shore and Tahoe, each acting reasonably, granted pursuant to Section 192(4) of the CBCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Lake Shore and Tahoe, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Lake Shore and Tahoe, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(s)                                   “Former Lake Shore Shareholders” means the holders of Lake Shore Shares immediately prior to the Effective Time;

(t)                                    “Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including any stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(u)                                 “holder”, when used with reference to any securities of Lake Shore, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Lake Shore in respect of such securities;

(v)                                 “Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2(a) of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued and the Replacement Options deemed to be issued pursuant to the Arrangement, in a form acceptable to Lake Shore and Tahoe, each acting reasonably, providing for, among other things, the calling and holding of the Lake Shore Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Lake Shore and Tahoe, each acting reasonably;

(w)                               “Lake Shore” means Lake Shore Gold Corp., a corporation amalgamated under the laws of Canada;

(x)                                 “Lake Shore Letter of Transmittal” means the letter of transmittal to be delivered by Lake Shore to the Lake Shore Shareholders providing for the delivery of Lake Shore Shares to the Depositary;

(y)                                 “Lake Shore Meeting” means the special meeting of the Lake Shore Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(z)                                  “Lake Shore Option” means an option to acquire a Lake Shore Share granted pursuant to the Lake Shore Option Plan which are outstanding and unexercised, whether or not vested;

(aa)                          “Lake Shore Option In-The-Money-Amount” in respect of a Lake Shore Option means the amount, if any, by which the total Fair Market Value of the Lake Shore Shares that a holder is entitled to acquire on exercise of the Lake Shore Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Lake Shore Shares;

(bb)                          “Lake Shore Option Plan” means the stock option plan of Lake Shore last approved by the Lake Shore Shareholders on May 15, 2013;

(cc)                            “Lake Shore Optionholder” means a holder of one or more Lake Shore Options;

(dd)                          “Lake Shore Shareholder” means a holder of one or more Lake Shore Shares;

(ee)                            “Lake Shore Shares” means the common shares in the capital of Lake Shore;

(ff)                              “Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim;

(gg)                            “Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Lake Shore Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(hh)                          “Plan of Arrangement” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of Lake Shore and Tahoe, each acting reasonably;

(ii)                                  “Replacement Options” will mean the Tahoe options that will be exchanged by Tahoe for Lake Shore Options and Temex Options upon completion of the Arrangement pursuant to Section 3.1 of this Plan of Arrangement;

(jj)                                “Tahoe” means Tahoe Resources Inc., a corporation incorporated under the laws of the Province of British Columbia;

(kk)                          “Tahoe Incentive Plans” means the Share Option and Incentive Share Plan originally adopted on April 21, 2010 and subsequently amended and restated effective on March 7, 2013;

(ll)                                  “Tahoe Option In-The-Money Amount” means the amount, if any, by which the total Fair Market Value of the Tahoe Shares immediately following the Effective Time that a holder is entitled to acquire on exercise of the Lake Shore Option or the Temex Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares;

(mm)                  “Tahoe Shares” means common shares in the capital of Tahoe;

(nn)                          “Tax Act” means the Income Tax Act (Canada) including all regulations thereunder;

(oo)                          “Temex” means Temex Resources Corp., a wholly-owned subsidiary of Lake Shore;

(pp)                          “Temex Option” means an option to acquire Lake Shore Shares granted pursuant to the Temex Option Plan which are, at such time, outstanding and unexercised, whether or not vested;

(qq)                          “Temex Option In-The-Money-Amount” in respect of a Temex Option means the amount, if any, by which the total Fair Market Value of the Lake Shore Shares that a holder is entitled to acquire on exercise of the Temex Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Lake Shore Shares;

(rr)                                “Temex Option Plan” means the stock option plan of Temex last approved by the shareholders of Temex on September 14, 2015;

(ss)                              “Temex Optionholder” means a holder of one or more Temex Options;

(tt)                                “U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

(uu)                          “U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Any capitalized terms used but not defined herein will have the meaning ascribed to such terms in the Arrangement Agreement.  In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement will have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3                               Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4                               Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.5                               Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which will occur in the order set forth herein.

2.2                               Binding Effect

This Plan of Arrangement will become effective at the Effective Time and will be binding upon Tahoe, Lake Shore, the Lake Shore Shareholders, the Lake Shore Optionholders and the Temex Optionholders.

ARTICLE 3
ARRANGEMENT

3.1                               The Arrangement

Commencing at the Effective Time, each of the events set out below will occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by Lake Shore, Tahoe or any other person:

(a)                                 each Lake Shore Share held by a Dissenting Lake Shore Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Lake Shore and Lake Shore will thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder will be removed from the central securities register of Lake Shore as a holder of Lake Shore Shares and the Lake Shore Shares so transferred will be cancelled;

(b)                                 each issued Lake Shore Share held by a Former Lake Shore Shareholder (other than a Dissenting Lake Shore Shareholder or Tahoe or any subsidiary of Tahoe) will be transferred to Tahoe (free and clear of any Liens) and in consideration therefor Tahoe will issue Tahoe Shares on the basis of 0.1467 of a fully paid and non-assessable Tahoe Share for each Lake Shore Share, subject to Section 3.3 and Article 5 hereof;

(c)                                  at the same time as the steps in Sections 3.1(a) and 3.1(b), with respect to each Lake Shore Share,

(i)                                     the holder thereof will cease to be the holder thereof or to have any rights as a holder in respect of such Lake Shore Share and the name of the holder thereof will be removed from the central securities register of Lake Shore with respect to such Lake Shore Share;

(ii)                                  legal and beneficial title to such Lake Shore Share (other than a Lake Shore Share transferred to Lake Shore by a Dissenting Lake Shore Shareholder) will vest in Tahoe and Tahoe will be and be deemed to be the transferee and legal and beneficial owner of such Lake Shore Share (free and clear of any Liens) and will be entered in the central securities register of Lake Shore as the sole holder thereof; and

(iii)                               legal and beneficial title to Lake Shore Shares held by a Dissenting Lake Shore Shareholder will be transferred to Lake Shore and the Lake Shore Shares so transferred will be cancelled;

(d)                                 each Lake Shore Option, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a Replacement Option to purchase a number of Tahoe Shares equal to the product of 0.1467 multiplied by the number of Lake Shore Shares issuable on exercise of such Lake Shore Option immediately prior to the Effective Time for an exercise price per  Tahoe Share  equal to the exercise price per share of such Lake Shore Option immediately prior to the Effective Time divided by 0.1467 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Tahoe Share, then the number of Tahoe Shares subject to such Replacement Option will be rounded down to the next whole number of Tahoe Shares) and the Lake Shore Options will thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Option will be the same as the terms and conditions of the Lake Shore Options for which it is exchanged except that such Replacement Option will be governed by the terms and conditions of the Tahoe Incentive Plans and, in the event of any inconsistency or conflict the Tahoe Incentive Plans will govern. Any document previously evidencing the Lake Shore Option will thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Option will be issued;

If the adjustment to the Lake Shore Options contemplated by this paragraph results in a disposition of Lake Shore Options for options to acquire Tahoe Shares or “new” Lake Shore Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. In the event that the Tahoe Option In-The-Money Amount exceeds the Lake Shore Option In-The-Money Amount in respect of the Lake Shore Option exchanged in accordance with this Section 3.1(d), the number of Tahoe Shares which may be acquired on exercise of the Lake Shore Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount does not exceed the Lake Shore Option In-The-Money Amount;

(e)                                  each Temex Option to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a Replacement Option to purchase a number of Tahoe Shares equal to the product of 0.1467 multiplied by the number of Lake Shore Shares issuable on exercise of such Temex Option immediately prior to the Effective Time for an exercise price per Tahoe Share equal to the exercise price per share of such Temex Option immediately prior to the Effective Time divided by 0.1467 and rounded up to the nearest whole cent ( provided that, if the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Tahoe Share, then the number of Tahoe Shares subject to such Replacement Option will be rounded down to the next whole number of Tahoe Shares) and the Temex Options will thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Option will be the same as the terms and conditions of the Temex Option for which it is exchanged except that such Replacement Option will be governed by the terms and conditions of the Tahoe Incentive Plans and, in the event of any inconsistency or conflict the Tahoe Incentive Plans will govern. Any document previously evidencing the Temex Option will thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Option will be issued.

If the adjustment to the Temex Options contemplated by this paragraph results in a disposition of Temex Options for options to acquire Tahoe Shares or “new” Temex Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. In the event that the Tahoe Option In-The-Money Amount exceeds the Temex Option In-The-Money Amount in respect of the Temex Option exchanged in accordance with this Section 3.1(e), the number of Tahoe Shares which may be acquired on exercise of the Temex Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Tahoe Option In-The-Money Amount does not exceed the Temex Option In-The-Money Amount;

(f)                                   each Lake Shore Optionholder, Temex Optionholder and Lake Shore Shareholder, with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Lake Shore Option, Temex Option and Lake Shore Share, as the case may be, in accordance with such step; and

(g)                                  Lake Shore will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act.

3.2                               Post Effective Time Procedures

(a)                                 Following the receipt of the Final Order and prior to the Effective Date, Tahoe will deliver or arrange to be delivered to the Depositary the Consideration, including the Tahoe Shares required to be issued to Former Lake Shore Shareholders, in accordance with the provisions of Section 3.1 hereof, which will be held by the Depositary as agent and nominee for such Former Lake Shore Shareholders for distribution to such Former Lake Shore Shareholders in accordance with the provisions of Article 5 hereof.

(b)                                 Subject to the provisions of Article 5 hereof, and upon return of a properly completed Lake Shore Letter of Transmittal by a registered Former Lake Shore Shareholder together with certificates representing Lake Shore Shares and such other documents as the Depositary may require, Former Lake Shore Shareholders will be entitled to receive delivery of the Tahoe Shares to which they are entitled pursuant to Section 3.1 hereof.

3.3                               No Fractional Tahoe Shares

In no event will any Lake Shore Shareholders be entitled to a fractional Tahoe Share. Where the aggregate number of Tahoe Shares to be issued to a Lake Shore Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Tahoe Share being issuable, the number of Tahoe Shares to be received by such securityholder will be rounded down to the nearest whole number of Tahoe Shares and no former Lake Shore Shareholder will be entitled to any compensation in respect of a fractional Tahoe Share.

3.4                               U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Sections 368(a)(1)(B) of the Code and this Plan of Agreement and the Arrangement Agreement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code.

ARTICLE 4
DISSENT RIGHTS

4.1                               Rights of Dissent

Pursuant to the Interim Order, each registered Lake Shore Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be sent to and received by Lake Shore not later than 5:00 p.m. (Eastern time) on the Business day immediately preceding the date of the Lake Shore Meeting or any date to which the Lake Shore Meeting may be postponed or adjourned. Lake Shore Shareholders who duly exercise such rights of dissent and who:

(a)                                 are ultimately determined to be entitled to be paid fair value from Lake Shore, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Lake Shore pursuant to Section 3.1(a) in consideration of such fair value; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Lake Shore Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(a) and be entitled to receive only the consideration set forth in Section 3.1(b);

but in no case will Lake Shore or Tahoe or any other person be required to recognize such holders as holders of Lake Shore Shares after the completion of the steps set forth in Section 3.1, and each Dissenting Lake Shore Shareholder will cease to be entitled to the rights of a Lake Shore Shareholder in respect of the Lake Shore Shares in relation to which such Dissenting Lake Shore Shareholder has exercised Dissent Rights and the central securities register of Lake Shore will be amended to reflect that such former holder is no longer the holder of such Lake Shore Shares as and from the completion of the steps in Section 3.1.

ARTICLE 5
CERTIFICATES

5.1                               Payment of Consideration

(a)                                 As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Lake Shore Shares that were transferred under Section 3.1, together with a duly completed Lake Shore Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA and the articles of Lake Shore after giving effect to Section 3.1 the former holder of such Lake Shore Shares will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, or, if requested by such former holder in the Lake Shore Letter of Transmittal, make available for pick up at its offices during normal business hours, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4.

(b)                                 Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Lake Shore Shares will be deemed after the time described in Section 3.1 to represent only the right to receive from the Depositary upon such surrender the Consideration, that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4.

(c)                                  Lake Shore and Tahoe will cause the Depositary, as soon as a Former Lake Shore Shareholder becomes entitled to the Consideration in accordance with Section 3.1, to:

(i)                                     forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Lake Shore Letter of Transmittal;

(ii)                                  if requested by such former holder in the Lake Shore Letter of Transmittal make available at the offices of the Depositary specified in the Lake Shore Letter of Transmittal; or

(iii)                               if the Lake Shore Letter of Transmittal neither specifies an address as described in Section 5.1(c)(i) nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Lake Shore immediately prior to the Effective Time;

a certificate or other evidence representing the Tahoe Shares issuable to such Former Lake Shore Shareholder in accordance with the provisions hereof.

(d)                                 No Lake Shore Shareholders, Lake Shore Optionholders or Temex Optionholders, will be entitled to receive any consideration or entitlement with respect to such Lake Shore Shares, Lake Shore Options or Temex Options, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Sections 3.1 and this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.2                               Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Lake Shore Shares that were acquired by Tahoe or Lake Shore pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Lake Shore Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Consideration, which the former holder of such Lake Shore Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Lake Shore Letter of Transmittal.  When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Lake Shore Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Lake Shore, Tahoe and the Depositary in such sum as Tahoe may direct or otherwise indemnify Lake Shore and Tahoe in a manner satisfactory to Lake Shore and Tahoe against any claim that may be made against Lake Shore or Tahoe with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3                               Extinction of Rights

If any Former Lake Shore Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such Former Lake Shore Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Tahoe or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Lake Shore Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Tahoe and will be cancelled.  Neither Lake Shore nor Tahoe, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Lake Shore or Tahoe or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.4                               Withholding Rights

Subject to the provisions of any applicable income tax treaty between Canada and the country where the recipient is resident, Lake Shore, Tahoe and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Lake Shore Shareholder, Lake Shore Optionholder or Temex Optionholder under this Plan of Arrangement (including any payment to Dissenting Lake Shore Shareholders) such amounts as Lake Shore, Tahoe or the Depositary may be required or permitted to deduct and withhold with respect to such payment or deliverable under the Tax Act, the Tax Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law.  For the purposes hereof, all such withheld amounts will be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of Lake Shore, Tahoe or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Tahoe Shares to which any such person may otherwise be entitled under this Plan of Arrangement, on such terms as Tahoe reasonably determines, and any amount remaining following the sale, deduction and remittance will be paid to the person entitled thereto as soon as reasonably practicable.

5.5                               No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

5.6                               Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over any and all Lake Shore Shares, Lake Shore Options and Temex Options issued prior to the Effective Time, (b) the rights and obligations of the Lake Shore Shareholders, Lake Shore, Tahoe, the Depositary and any transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Lake Shore Shares, Lake Shore Options and Temex Options will be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1                               Amendments to Plan of Arrangement

(a)                                 Lake Shore reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Tahoe, (iii) filed with the Court and, if made following the Lake Shore Meeting, approved by the Court and (iv) communicated to or approved by the Lake Shore Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Lake Shore at any time prior to the Lake Shore Meeting (provided that Tahoe has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Lake Shore Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Lake Shore Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Lake Shore and Tahoe and (ii) if required by the Court or applicable Law, is consented to by Lake Shore Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Tahoe provided that it concerns a matter which, in the reasonable opinion of Tahoe, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Lake Shore Shareholder.

(e)                                  Tahoe will be entitled to propose an amendment, modification or supplement to this Plan of Arrangement at any time prior to the Effective Time and, unless such proposal will be adverse to the financial or economic interests of any Lake Shore Shareholder, Lake Shore will propose and implement such amendment, modification or supplement in accordance with the process described in paragraphs (a) to (c) of this Section 6.1, as may be applicable.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Lake Shore and Tahoe will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE C
 FAIRNESS OPINION

BMO Nesbitt Burns Inc. 100 King Street West Toronto, ON M5X 1H3

February 7, 2016

The Board of Directors

Lake Shore Gold Corp.

181 University Ave., Suite 2000

Toronto, ON M5H 3M7

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Lake Shore Gold Corp. (the “Company”) and Tahoe Resources Inc. (the “Acquiror”) propose to enter into an arrangement agreement to be dated as of February 8, 2016 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (“Shares”) and pursuant to which each holder of Shares (a “Shareholder”) will be entitled to receive, in exchange for each Share held, 0.1467 common shares of the Acquiror (the “Consideration”). We also understand that the acquisition contemplated by the Arrangement Agreement is proposed to be effected by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in January 2016. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated as of February 7, 2016 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.              a draft of the Arrangement Agreement dated February 7, 2016;

2.              a draft of the form of voting support agreement (the “Company Support Agreement”) received on February 7, 2016, between the Acquiror and certain directors and officers of the Company;

3.              a draft of the form of voting support agreement (the “Acquiror Support Agreement”) received on February 7, 2016, between the Company and certain directors and officers of the Acquiror;

4.              certain publicly available information relating to the business, operations, financial condition and trading history of the Company and the Acquiror and other selected public companies we considered relevant;

5.              certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company and the Acquiror relating to the business, operations and financial condition of the Company and the Acquiror;

6.              internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and the Acquiror;

7.              discussions with management of the Company and the Acquiror relating to the Company’s and the Acquiror’s current business, plan, financial condition and prospects;

8.              public information with respect to selected precedent transactions we considered relevant;

9.              historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company and the Acquiror;

10.       various reports published by equity research analysts and industry sources we considered relevant;

11.       a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

12.       such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company or the Acquiror to any information under the Company’s or the Acquiror’s control, as applicable, requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company, the Acquiror or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets, (i) in respect of the Company, were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgements of management of the Company having regard to the Company’s business, plans, financial condition and prospects, as applicable, and are not, in the reasonable belief of management of the Company, misleading in any material respect, and (ii) in respect of the Acquiror, to the best of the Company’s knowledge, were reasonably prepared on basis reflecting the best currently available assumptions, estimates and judgements of management of the Acquiror having regard to the Acquiror’s business, plans, financial condition and prospects, and are not, in the reasonable belief of management of the Company, misleading in any material respect.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 — Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, in respect of the Company or any of its subsidiaries, at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario) (the “Act”)) and in respect of the Acquiror or any of its subsidiaries, was to the best of their knowledge, at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and to the best of their knowledge there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Acquiror or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement, each Company Support Agreement and each Acquiror Support Agreement will not differ in any material respect from the drafts that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquiror as they are reflected in the Information and as they have been represented or disclosed to BMO Capital Markets in discussions with management of the Company, the Acquiror or their respective representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquiror or any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquiror may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, the Company or any other alternative transaction.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours truly,

“BMO Nesbitt Burns Inc.”

SCHEDULE D
COURT MATERIALS

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Court File No. CV-16-11305-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 7TH DAY
	)	
JUSTICE NEWBOULD	)	OF MARCH, 2016

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE _CANADA BUSINESS CORPORATIONS ACT_, R.S.C. 1985, C. c-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE _RULES OF CIVIL PROCEDURE_

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING LAKE SHORE GOLD CORP.

LAKE SHORE GOLD CORP.

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Lake Shore Gold Corp. ("**Lake Shore**"), for an interim order for advice and directions pursuant to section 192 of the *Canada Business Corporations Act,* R.S.C. 1985, c. C-44, as amended (the "**CBCA**"), was heard this day at 330 University Avenue, 8th Floor, Toronto, Ontario, M5G 1R7,

ON READING the Notice of Motion, Notice of Application issued on March 2, 2016 and the affidavit of Anthony Makuch sworn March 3, 2016 (the "**Supporting Affidavit**"), including the Plan of Arrangement, which is attached as Schedule B to the draft management information circular of Lake Shore (the "**Information Circular**"), which is attached as **Exhibit "A"** to the Supporting Affidavit, and on hearing the submissions of counsel for Lake Shore and on being advised that the Director appointed under the CBCA (the "**Director**") does not consider it necessary to appear,

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Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that Lake Shore is permitted to call, hold and conduct a special meeting (the "**Meeting**") of the holders of voting common shares (the "**Shareholders**") in the capital of Lake Shore to be held at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, Toronto, Ontario on March 31, 2016 at 10:00 a.m. (Toronto time) in order for the Shareholders to, among other things, consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Plan of Arrangement.

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting to Shareholders, which accompanies the Information Circular (the "**Notice of Meeting**") and the articles and by-laws of Lake Shore, subject to what may be provided hereafter and subject to further order of this court.

4. **THIS COURT ORDERS** that the record date (the "**Record Date**") for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be February 22, 2016.

5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

(a) the Shareholders or their respective proxyholders;

(b) the officers, directors, auditors and advisors of Lake Shore;

(c) the Director; and

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(d) other persons who may receive the permission of the Chair of the Meeting.

6. **THIS COURT ORDERS** that Lake Shore may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7. **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by Lake Shore and that the quorum at the Meeting shall be not less than two (2) persons present in person or represented by proxy at the opening of the Meeting who are entitled to vote at the Meeting either as Shareholders or proxyholders holding, in the aggregate, no less than 25% of the issued and outstanding common shares of Lake Shore.

Amendments to the Plan of Arrangement

8. **THIS COURT ORDERS** that Lake Shore is authorized to make, subject to paragraph 9 below, such amendments, modifications or supplements to the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, and the Plan of Arrangement, as so amended, modified or supplemented shall be the Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Plan of Arrangement.

9. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Plan of Arrangement, as referred to in paragraph 8 above, would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release,

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newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Lake Shore may determine.

Amendments to the Information Circular

10. **THIS COURT ORDERS** that Lake Shore is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine, and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13 of this Interim Order.

Adjournments and Postponements

11. **THIS COURT ORDERS** that Lake Shore, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Lake Shore may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. **THIS COURT ORDERS** that, in order to effect Notice of the Meeting, Lake Shore shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting and the form of proxy, along with such amendments or additional documents as Lake Shore may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "**Meeting Materials**") to the following:

(a) the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

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(i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Lake Shore, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Lake Shore;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Lake Shore, who requests such transmission in writing and, if required by Lake Shore, who is prepared to pay the charges for such transmission;

(b) the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c) the directors and auditors of Lake Shore, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. **THIS COURT ORDERS** that, in the event that Lake Shore elects to distribute the Meeting Materials, Lake Shore is hereby directed to distribute the Information Circular (including the Notice of Application and this Interim Order), and any other communications or documents determined by Lake Shore to be necessary or desirable

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(collectively, the "**Court Materials**") to each of the Lake Shore Securityholders, each holder of a Lake Shore PSU and each holder of a Lake Shore DSU by any method permitted for notice to Shareholders, as set forth in paragraphs 12(a) or 12(b) above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Lake Shore or its registrar and transfer agent at the close of business on the Record Date.

14. **THIS COURT ORDERS** that accidental failure or omission by Lake Shore to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Lake Shore, or the non-receipt of such notice shall, subject to further Order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Lake Shore, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. **THIS COURT ORDERS** that Lake Shore is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and the Court Materials as Lake Shore may determine ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 9 above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Lake Shore may determine.

16. **THIS COURT ORDERS** that distribution of the Meeting Materials and the Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 hereof and that those persons are bound by any Orders made in the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to

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such persons or to any other persons, except to the extent required by paragraph 9 above.

Solicitation and Revocation of Proxies

17. **THIS COURT ORDERS** that Lake Shore is authorized to use the proxies substantially in the form of the draft accompanying the Information Circular, with such amendments and additional information as Lake Shore may determine are necessary or desirable. Lake Shore is authorized, at its expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Lake Shore may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Lake Shore deems it advisable to do so.

18. **THIS COURT ORDERS** that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph), provided that any instruments in writing delivered pursuant to section 148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of Lake Shore or with the transfer agent of Lake Shore as set out in the Information Circular; and (b) any such instruments must be received by Lake Shore or its transfer agent not later than the last Business Day immediately preceding the Meeting (or any adjournment or postponement thereof).

Voting

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold voting common shares of Lake Shore as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast.

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Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per common share of Lake Shore and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(b) a simple majority of the votes cast in respect of the Arrangement Resolution, other than those of: (i) Anthony Makuch ("**Makuch**"); (ii) any other party that is a "related party" of Makuch; and (iii) any other party that is a "joint actor" with Makuch, as determined pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*, but subject to the exceptions noted therein and any exemptions granted thereunder.

Such votes shall be sufficient to authorize Lake Shore to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting Lake Shore (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

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Dissent Rights

22. **THIS COURT ORDERS** that each registered Shareholder shall be entitled to exercise Dissent Rights with respect to the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement), provided that, notwithstanding subsection 190(5) of the CBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Lake Shore in the form required by section 190 of the CBCA and in the manner set out in the Information Circular, which written objection must be received by Lake Shore not later than 5:00 pm one (1) Business Day prior to the time set for the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

23. **THIS COURT ORDERS** that Lake Shore shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for voting common shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement.

24. **THIS COURT ORDERS** that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(a) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred those voting common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Lake Shore for cancellation in consideration for a payment of cash from Lake Shore equal to such fair value; or

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(b) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Lake Shore or any other person be required to recognize such Shareholder as a holder of voting common shares of Lake Shore at or after the date upon which the Arrangement becomes effective, and the name of such Shareholder shall be deleted from Lake Shore's register of holders of voting common shares at that time.

Hearing of Application for Approval of the Arrangement

25. **THIS COURT ORDERS** that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Lake Shore may apply to this Honourable Court for final approval of the Arrangement.

26. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 above, shall constitute good and sufficient service of the Notice of Application and this Interim Order, and no other form of service need be effected and no other material need be served, unless a Notice of Appearance is served in accordance with paragraph 27 of this Interim Order.

27. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Lake Shore as soon as reasonably practicable, and, in any event, no less than two (2) days before the hearing of this Application at the following address:

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CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Robert B. Cohen LSUC #: 32187D
Tel: 416.869.5425
Fax: 416.350.6929
Email: rcohen@casselsbrock.com

Lawyers for Lake Shore Gold Corp.

28. **THIS COURT ORDERS** that subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a) Lake Shore;

(b) counsel for Tahoe Resources Inc.;

(c) the Director; and

(d) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

29. **THIS COURT ORDERS** that any materials to be filed by Lake Shore in support of the within Application for final approval of the Arrangement may be filed up to one (1) day prior to the hearing of the Application without further Order of this Honourable Court.

30. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 above shall be entitled to be given notice of the adjourned date.

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Precedence

31. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the voting common shares, Lake Shore options, Lake Shore warrants or other rights to acquire voting common shares of Lake Shore, or the articles or by-laws of Lake Shore, this Interim Order shall govern.

Extra-Territorial Assistance

32. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. **THIS COURT ORDERS** that Lake Shore shall be entitled to seek leave to vary this Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

MAR 07 2016

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IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING LAKE SHORE GOLD CORP.

Applicant

Court File No. CV-16-11305-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

INTERIM ORDER

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Robert Cohen LSUC #: 32187D
Tel: 416.869.5425
Fax: 416.350.6929
rcohen@casselsbrock.com

Lawyers for Lake Shore Gold Corp.

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CV-16-11305-00CL
Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, C. c-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING LAKE SHORE GOLD CORP.

(Court Seal)

LAKE SHORE GOLD CORP.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Friday, April 1, 2016, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, 8th Floor, Toronto, Ontario, M5G 1R7.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the

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applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing, unless at an earlier date as ordered by the Court.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date March 2, 2016 Issued by ______________________

Local Registrar

A. Anissimova
Registrar

Address of court office: 330 University Avenue, 7th Floor
Toronto ON M5G 1R7

TO: **ALL HOLDERS OF COMMON SHARES, LAKE SHORE OPTIONS, DEBENTURES, PERFORMANCE SHARE UNITS AND DEFERRED SHARE UNITS OF LAKE SHORE GOLD CORP.**

AND TO: **ALL DIRECTORS AND AUDITORS OF LAKE SHORE GOLD CORP.**

AND TO: **THE DIRECTOR**
Compliance & Policy Directorate
Corporations Canada, Industry Canada
C.D. Howe Building, West Tower, 7th Floor
Ottawa, ON K1A 0H5

Valerie Carpentier
Manager
Tel. 343.291.3370
Fax: 343.291.3408
valerie.carpentier@canada.ca

Jeffrey Baylis
Officer
Tel. 613.762.7133
Fax: 343.291.3408
jeffrey.baylis@canada.ca

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AND TO: McMILLAN LLP

Brookfield Place, Suite 4400
181 Bay Street
Toronto, ON M5J 2T3

Brett Harrison
Tel: 416.865.7932
Fax: 416.865.7048
brett.harrison@mcmillan.ca

Lawyers for Tahoe Resources Inc.

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APPLICATION

1. **THE APPLICANT MAKES APPLICATION FOR:**

   (a) an interim order (the "Interim Order") for advice and directions pursuant to subsection 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to a proposed arrangement (the "Arrangement") involving the applicant, Lake Shore Gold Corp. ("Lake Shore"), and Tahoe Resources Inc. ("Tahoe"), as described below;

   (b) an order granting final approval of the Arrangement pursuant to subsections 192(3) and 192(4) of the CBCA if the Arrangement is approved by the shareholders of Lake Shore (the "Lake Shore Shareholders") pursuant to the Interim Order; and

   (c) such further and other relief as this Court may deem just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

   (a) Lake Shore is a Canadian-based gold producer incorporated pursuant to and governed by the CBCA with operations in the Timmins Gold Camp of Northern Ontario. Lake Shore is a reporting issuer in, among other provinces, the Province of Ontario. The shares of Lake Shore are listed and publicly trade on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange MKT LLC;

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(b) Tahoe is a Canadian base precious metals producer with operations in Guatemala and Peru. Tahoe's common shares ("Tahoe Shares") are listed on the TSX and the New York Stock Exchange. Tahoe's registered office is located in Vancouver, British Columbia;

(c) Lake Shore is proposing the Arrangement under the CBCA, which includes the following steps:

(i) each issued common share of Lake Shore (each a "Lake Shore Share") held by a dissenting Lake Shore Shareholder (a "Dissenting Shareholder") shall be acquired by Lake Shore in consideration for Lake Shore paying fair value therefor, as prescribed by an Arrangement Agreement (the "Arrangement Agreement") between Lake Shore and Tahoe dated February 8, 2016;

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for an exercise price per Tahoe Share equal to the exercise price per share of such option divided by 0.1467, subject to rounding;

(d) Lake Shore seeks the court's advice and directions pursuant to subsection 192(4) of the CBCA for obtaining appropriate approval of the Arrangement;

(e) All statutory requirements under the CBCA have been fulfilled or will be fulfilled by the hearing date for final approval of the Arrangement;

(f) Lake Shore will not be insolvent at the time it seeks final approval of the Arrangement;

(g) Considering the nature of the Arrangement, it is not practicable for Lake Shore to effect the Arrangement under any other provision of the CBCA;

(h) The Arrangement is in the best interests of Lake Shore and the Lake Shore Shareholders and is put forward in good faith;

(i) The Arrangement is fair and reasonable to the parties affected;

(j) The directions set out and shareholder approval required pursuant to any Interim Order this Court may grant have been followed and obtained, or will be followed and obtained, by the hearing date for final approval of the Arrangement;

(k) Certain of the Lake Shore Shareholders are resident outside the Province of Ontario and will be served at their addresses as they appear on the books and records of Lake Shore as at the record date of February 22, 2016

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pursuant to Rules 17.02(i) of the *Rules of Civil Procedure* and the terms of any Interim Order granted by this Court;

(l) This application has a material connection to Toronto as the common shares of Lake Shore trade on the TSX, the Lake Shore Shareholder Meeting is scheduled to take place in Toronto, and the Registrar and Transfer Agent for Lake Shore has its head office in Toronto;

(m) If made, the Final Order approving, among other things, the fairness of the terms and conditions of the Arrangement, will constitute the basis for reliance on Section 3(a)(10) as an exemption from the registration requirements of the *United States Securities Act of 1933*, as amended, in respect of the issuance of Tahoe Shares to Lake Shore Shareholders and Replacement Options to holders of options to acquire a Lake Shore Share pursuant to the Arrangement;

(n) Rules 14.05(2), 14.05(3) and 38 of the *Rules of Civil Procedure*;

(o) National Instrument 54-101 of the Canadian Securities Administrators;

(q) Such further and other grounds as counsel may advise and this Court may permit.

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3. **THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:**

(a) Affidavit evidence to be sworn on behalf of Lake Shore, with exhibits thereto, outlining the basis for the within application and for an Interim Order for advice and directions;

(b) Further affidavit evidence to be sworn on behalf of Lake Shore, with exhibits thereto, outlining the basis for the final order approving the Arrangement, and reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order; and

(c) Such further and other evidence as counsel may advise and this Court may permit.

March 2, 2016

CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Robert Cohen LSUC #: 32187D
Tel: 416.869.5425
Fax: 416.350.6929
rcohen@casselsbrock.com

Lawyers for Lake Shore Gold Corp.

D-22

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING LAKE SHORE GOLD CORP.

Applicant

CV16-11305-00CL

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

NOTICE OF APPLICATION

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Robert Cohen LSUC #: 32187D
Tel: 416.869.5425
Fax: 416.350.6929
rcohen@casselsbrock.com

Lawyers for Lake Shore Gold Corp.

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SCHEDULE E
DISSENT RIGHTS UNDER SECTION 190 OF THE CBCA

Right to Dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right	(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares	(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture	(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms	(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs	(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers	(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order	(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E).

SCHEDULE F
 COMPARISON OF SHAREHOLDERS RIGHTS UNDER THE CBCA AND BCBCA

Upon completion of the Arrangement, former Lake Shore Shareholders will become Tahoe Shareholders and their rights will be governed under the BCBCA. The provisions of the BCBCA dealing with shareholders rights and protections are generally comparable to those contained in the CBCA, including with respect to rights of dissent and appraisal and rights to bring derivative actions and oppression actions. Lake Shore Shareholders will not lose or gain any significant rights or protections as a result of the Arrangement. There are, however, some important differences such as those concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies.

The following is a summary comparison of certain provisions of the BCBCA and the CBCA which pertain to the rights of Lake Shore Shareholders. This summary is not intended to be exhaustive and does not cover all of the differences between the BCBCA and the CBCA affecting corporations and their shareholders and is qualified in its entirety by the complete text of the relevant provisions of the BCBCA and the CBCA. Upon completion of the Arrangement, the rights of Lake Shore Shareholders will also be subject to and governed in accordance with the articles and notice of articles of Tahoe.  Lake Shore Shareholders should consult their legal advisors regarding all of the implications of the Arrangement.

Charter Documents

The form of charter documents for a BCBCA corporation are different from the form of charter documents for a CBCA corporation.

Under the BCBCA, the charter documents consist of (i) the “notice of articles”, which sets forth the name of the corporation, the corporation’s registered and records office, the names and addresses of the directors of the corporation and the amount and type of authorized capital, and (ii) the “articles” which govern the management of a corporation and set out any special rights or restrictions attached to the corporation’s shares. The notice of articles is filed with the British Columbia Registrar of Companies and the articles are filed only with a corporation’s registered and records office.

Under the CBCA, the charter documents consist of (i) the “articles of incorporation”, which set forth, among other things, the name of the corporation, the province in which the corporation’s registered office is to be located, the authorized share capital including any rights, privileges, restrictions and conditions thereon, whether there are any restrictions on the transfer of shares of the corporation, the number of directors (or the minimum and maximum number of directors), any restrictions on the business that the corporation may carry on and other provisions such as the ability of the directors to appoint additional directors between annual meetings, and (ii) the “by-laws”, which govern the management of the corporation. The articles of incorporation are filed with Corporations Canada and the by-laws are filed only at the registered office.

Amendment to Charter Documents of a Corporation

Amendments to the articles of a corporation under the BCBCA are affected by the type of resolution specified in the articles of the corporation which, for many alterations (including change of name or alterations to the articles), could provide for approval solely by a resolution of the corporation’s directors. In the absence of anything in the articles, most corporate alterations will require a special resolution. Any alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction requires a special resolution as described above.

Under the CBCA, substantive changes to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each such class or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate a CBCA corporation requires a special resolution passed by the holders of each class of shares or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote separately as a class or series under Section 176 of the CBCA.

Sale of a Corporation’s Undertaking

Under the BCBCA, the directors of a corporation may dispose of all or substantially all of the business or undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation’s articles of at least two-thirds and not more than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation or, if the corporation’s articles do not specify, by two-thirds of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation.

The CBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation, other than in the ordinary course of business. If a sale, lease or exchange of all or substantially all of the property of a corporation would affect a particular class or series of shares in a manner that is different than the shares of another class or series entitled to vote, then such class or series of shares are entitled to a separate class or series vote.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent from certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholders at the fair value of such shares. The dissent right is applicable where the corporation proposes to, among other things:

•                  amend the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

•                  adopt an amalgamation agreement;

•                  approve an amalgamation into a foreign jurisdiction;

•                  approve an arrangement, the terms of which arrangement permit dissent or where the right of dissent is given pursuant to a court order;

•                  authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation’s undertaking;

•                  authorize the continuation of the corporation into a jurisdiction other than British Columbia;

•                  approve any other resolution, if dissent is authorized by the resolution; or

•                  a matter to which dissent rights are permitted by court order.

The CBCA contains a similar dissent remedy, although the procedure for exercising this remedy is different from that contained in the BCBCA. The dissent provisions of the CBCA are described in greater detail in section “Dissenting Shareholders’ Rights” and the full text of Section 190 of the CBCA which addresses rights of dissent is set forth in Schedule E to the Circular.

Oppression Remedies

Under the BCBCA, a shareholder of a corporation has the right to apply to a court on the grounds that (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application, and if the court is satisfied that the application was brought in a timely manner, the court may make such order as it sees fit with a view to remedying or bringing an end to the matters complained of, including an order to prohibit any act proposed by the corporation.

The CBCA contains rights that are substantially broader than the BCBCA in that they are available to a larger class of complainants. Under the CBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, the Director under the CBCA, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, or have been carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, including a beneficial shareholder or a director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation. Under the BCBCA, a court may grant leave to commence a derivative action if:

•                  the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding;

•                  notice of the application for leave has been given to the corporation and to any other person the court may order;

•                  the complainant is acting in good faith; and

•                  it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

The CBCA extends the right to a broader group of complainants as it affords the right to a registered shareholder, former registered shareholder, non-registered shareholder, former non-registered shareholder, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of not only the corporation, but also any of its subsidiaries. No leave may be granted under the CBCA unless the court is satisfied that:

•                  the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

•                  the complainant is acting in good faith; and

•                  it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within four months of receiving the requisition, subject to certain exceptions. If the directors do not call such a meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares carrying the right to vote may call a meeting.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form of Proxy and Information Circular

The BCBCA requires a reporting corporation to provide with each notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The CBCA contains provisions which likewise require the mandatory solicitation of proxies and delivery of an information circular.

Place of Meetings

Under the BCBCA, general meetings of shareholders are to be held in British Columbia, or may be held at a location outside of British Columbia if (i) the location is provided for in the articles, (ii) the articles do not restrict the corporation from approving a location outside of British Columbia and the location is approved by the directors’ resolution required by the articles for that purpose, or if no resolution is required by the articles for that purpose, is approved by ordinary resolution, or (iii) the location is approved in writing by the British Columbia Registrar of Companies before the meeting is held.

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided for in the by-laws of the corporation or, in the absence of such provision, at the place within Canada that the directors determine. A meeting may be held outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Directors

The BCBCA provides that a reporting corporation must have a minimum of three directors but does not impose any residency requirements on the directors.

Under the CBCA, at least one-quarter of the corporation’s directors must be resident Canadians provided, however, that if a corporation has less than four directors, at least one director must be a resident Canadian. Subject to certain exceptions, generally an individual has to be ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

Under the BCBCA, a director may be removed by shareholders by special resolution unless the articles provide for a lower approval level, while under the CBCA directors may be removed by an ordinary resolution of shareholders.

SCHEDULE G
INFORMATION CONCERNING TAHOE

INFORMATION CONCERNING TAHOE

Terms not otherwise defined in this Schedule have the meanings given to them in the Circular under “Glossary”. This Schedule is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.

Summary Description of the Business of Tahoe

Tahoe’s head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511. Its registered and records office is located at 1500 — 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

Tahoe is a base and precious metals producer with its head office located in Reno, Nevada and its operations in Guatemala and Peru. Tahoe is focused on becoming the new leading intermediate precious metals producer by building a portfolio of high quality, low cost precious metals assets in the Americas.  Tahoe currently has two producing properties: (i) the Escobal Mine located in southeast Guatemala; and (ii) the La Arena Mine located in central Peru.  In addition, Tahoe has one property that is expected to reach commercial production in the second quarter of 2016, the Shahuindo Mine located in central Peru.

With the expansion of Tahoe’s mineral property holdings through its acquisition of Rio Alto Mining Limited (“Rio Alto”) in April 2015, it has begun the process of creating a diversified, high-growth, low-cost precious metals producer in Guatemala and Peru. The acquisitions have diversified Tahoe from a single asset company to a multi-mine producer and enabled Tahoe to deliver on its strategy of long-term sustainable growth through several value-enhancing growth opportunities in the Americas.

Further information regarding the business of Tahoe, its operations and its mineral properties can be found in Tahoe’s annual information form dated March 11, 2015 (the “Tahoe AIF”) and other documents incorporated by reference herein.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with certain Canadian securities regulators. Copies of the documents incorporated by reference in this Circular may be obtained on request without charge from Tahoe’s Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511, telephone (775) 448-5800, and are also available electronically at www.sedar.com and on the website maintained by the SEC at www.sec.gov.

The following documents, filed by Tahoe with certain of the Canadian securities authorities, are specifically incorporated by reference into, and form an integral part of, this Circular:

•              the Tahoe AIF;

•              the annual information form of Rio Alto for the year ended December 31, 2014 filed on March 16, 2015 (the “Rio Alto AIF”), which incorporation by reference is limited to the incorporation of only the following selected information: “Description of the Business — Competitive Conditions”;  “Description of the Business — Employees”; “Principal Properties — La Arena Project”; “Risk Factors”; “Directors and Officers”; “Legal Proceedings and Regulatory Actions”; “Interest of Management and Others in Material Transactions”; “Material Contracts”; and “Interests of Experts”.  The technical reports incorporated by reference in the Rio Alto AIF are specifically excluded and are not incorporated by reference herein;

•              the audited consolidated financial statements for the years ended December 31, 2014 and 2013, together with the notes thereto and the report of the independent registered public accounting firm thereon;

•              the management’s discussion and analysis for the year ended December 31, 2014 dated March 11, 2015;

•              the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014, together with the notes thereto;

•              the management’s discussion and analysis for the three and nine months ended September 30, 2015 dated November 12, 2015;

•              the business acquisition report of Tahoe dated June 12, 2015 prepared in connection with the completion of the acquisition of Rio Alto;

•              the management information circular of Tahoe dated April 7, 2015 prepared in connection with the annual general meeting of shareholders held on May 8, 2015;

•              the material change report dated February 18, 2016 announcing the execution of the Arrangement Agreement with Lake Shore;

•              the material change report dated August 7, 2015 announcing the appointment of Kevin McArthur as the Chief Executive Officer of Tahoe following the resignation of Alex Black as Chief Executive Officer;

•              the material change report filed on April 10, 2015 related to Tahoe’s April 1, 2015 announcement of the completion of the acquisition of Rio Alto; and

•              the material change report filed on February 18, 2015 related to Tahoe’s February 9, 2015 announcement of the entering into of the arrangement agreement with Rio Alto.

Any documents of the type required by NI 44-101 to be incorporated by reference in a short-form prospectus, including any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial conditions and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Tahoe with the securities commissions or similar authorities in any of the provinces and territories of Canada, subsequent to the date of this Circular, shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of Tahoe, no person or company beneficially owns, or controls or directs, directly or indirectly, Tahoe Shares carrying more than 10% of the voting rights attached to all outstanding Tahoe Shares as at February 22, 2016, except as shown in the table below.

Name	Number of Tahoe Shares Beneficially Owned, Controlled or Directed		Percentage of Outstanding Tahoe Shares(1)
BlackRock Inc. (for and on behalf of its investment advisory subsidiaries)	38,601,320	(2)	16.97%
FMR LLC (for and on behalf of its investment advisory subsidiaries)(3)	23,359,381	(4)	10.27%

Notes:

(1)           Assumes 227,487,434 Tahoe Shares issued and outstanding.

(2)           Tahoe has relied on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on January 8, 2016.

(3)           FMR LLC may include Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers, Inc., FIL Limited and certain of its affiliates, Crosby Advisors LLC and Fidelity SelectCo, LLC.

(4)           Tahoe has relied on an Alternative Monthly Report filed on SEDAR on January 11, 2016.

Recent Developments

Impairment Charges for Fourth Quarter 2015

In accordance with IFRS requirements, Tahoe is conducting an annual review of the carrying value of its assets, including goodwill, for possible impairment charges in the fourth quarter of 2015. The analysis, which is dependent upon various assumptions including metal price forecasts over the remaining life of the assets, will be finalized for inclusion in the fourth quarter 2015 and 2015 financial year financial results, which are expected to be released on March 9, 2016. For details on the impairment charge, readers are encouraged to review Tahoe’s financial statements for the fourth quarter 2015 and the 2015 financial year, as well as the accompanying management’s discussion and analysis and press release, all of which will be available on SEDAR.

Escobal Mine — Updated Mineral Reserves and Mineral Resources

Recent Activities At The Escobal Mine

In 2015, the Escobal Mine produced 20.4 million ounces of silver, 11,742 ounces of gold, 10,153 tonnes of lead, and 14,810 tonnes of zinc in concentrate from 1.51 million tonnes of ore processed with average feed grades of 487 g/t Ag, 0.39 g/t Au, 0.77% Pb, and 1.27% Zn. Mill throughput in 2015 averaged 4,113 tpd. Since mill commissioning in October 2013 through the end of December 2015, the Escobal Mine has produced a total of 42.8 million ounces of silver, 24,600 ounces of gold, 21,900 tonnes of lead, and 34,900 tonnes of zinc in concentrate.

At January 1, 2016, Measured and Indicated Mineral Resources for the Escobal Mine include 389.5 million ounces of silver at an average grade of 332 g/t.  Proven and Probable Mineral Reserves include 310.4 million ounces of silver at an average grade of 332 g/t.  Mineral Resources and Mineral Reserves were updated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves reported in the Escobal Feasibility Study (as defined below).

Tahoe achieved the planned production expansion from the original 3500 tpd rate to 4500 tpd in the third quarter of 2015. Equipment purchases and mill upgrades to support the increased production rate, including the installation and commissioning of a fourth tailing filter, were completed in the second quarter.  A second primary surface ventilation fan was installed and commissioned in the third quarter.  Construction of the new paste backfill plant was essentially completed in the third quarter, though Tahoe decided to defer the final commissioning and start-up of the plant to the first quarter of 2016 to insure no negative impact to 2015 production goals. Capital costs related to the expansion were within the 2015 guidance Tahoe released on January 20, 2015 and available on SEDAR at www.sedar.com and on Tahoe’s website.

On September 17, 2015, the Guatemalan Constitutional Court (the “Constitutional Court”) ruled that the Guatemalan government’s budget legislation which went into effect on January 1, 2015 and imposed a 10% royalty on precious metal mining was unconstitutional.  On November 5, 2015, the Constitutional Court issued a clarification of its opinion stating that the original 1% royalty on precious metals as pronounced in the 1997 Guatemalan mining law was still in force and that the Guatemalan Congress did not have the authority to alter the mining royalty with the budget legislation. The opinion of the Constitutional Court was published and is final.

Tahoe employed 889 people in Guatemala at the end of 2015, excluding expatriate staff and contractors.

Project Description

The Escobal Mine is located in southeast Guatemala, approximately 40 km east-southeast of Guatemala City and 2 km east of the town of San Rafael Los Flores (“SRLF”) in the Department of Santa Rosa. SRLF has a population of over 3,000 people and is 70 km from Guatemala City by paved road. Access to the area is also possible from the northeast on a paved highway via the town of Mataquescuintla. The majority of the workforce is from communities within Santa Rosa department and elsewhere in Guatemala, with a small expatriate contingency.

The local climate consists of two major seasons; a “rainy” season between May and November and a “dry” season between November and May. Annual precipitation averages 1,689 millimetres. Average temperatures vary between 14°C and 33°C. Mining activities are expected to be able to be conducted year-round.

The project area lies within mountainous terrain interspersed with rolling hills and valleys. Elevations range from 1,300 metres in the valley on the west end of the Escobal vein to 1,800 metres in the drilled east extension. The high mountain range of Montana Soledad Grande north and east of the Escobal Mine rises to an elevation of 2,600 metres. Vegetation is characterized by natural mountain forest species that consist of oak, pine and cypress tree varieties and lower strata scrub-brush species.

There is a high voltage electrical line that extends to the town of SRLF, which has potential to be upgraded to handle the anticipated load requirements for the Escobal Mine. Tahoe’s long-term expectation is that electrical power may be provided to the project from Guatemala’s existing national grid by means of connecting to the existing SRLF substation at a voltage level of 69 kilovolts, and constructing a new 7 km 69kv line to site. Power line installation along the highway right-of-way commenced in September 2012 but was interrupted by protestors. Given the civil unrest associated with the power line, Tahoe utilizes diesel generator power for all mine and mill facilities.  Tahoe continues to evaluate alternative sources of power for the Escobal Mine including recommencement of the power line work.

Communication facilities at the mine site include telephone and internet services. Water wells within the Escobal Mine area provide sufficient water for mining and processing activities without impacting local residents or communities. Potable water is brought to the mine from outside sources as needed.  Tahoe owns sufficient land to accommodate the tailing facility, waste rock, storage, process plant facilities, underground access and ancillary surface facilities for the operation.

History

The Escobal property dates back to 1996 when Entre Mares, the Guatemalan subsidiary of Goldcorp Inc. (“Goldcorp”), prospected in the area and identified high- grade gold values associated with surface quartz veins in the western portion of the Escobal vein. In 2006, Entre Mares initiated regional exploration in the area, partially based on verifying geochemical anomalies in their database. In late 2006, significant silver and gold grades were detected from surface sampling along an extensive alteration zone developed over the Escobal vein. An exploration license was applied for in October 2006 and was granted in March 2007. Entre Mares commenced exploration drilling on the Escobal property in May 2007.

In early 2010, Goldcorp reported a Measured and Indicated Mineral Resource estimate for the Escobal property of 6.97 million tonnes at 0.63 g/t Au and 580.3 g/t Ag and an Inferred Mineral Resource of 13.15 million tonnes at 0.53 g/t Au and 443.4 g/t Ag. Goldcorp did not release a technical report to support the Mineral Resource declaration at that time.

Four NI 43-101 Technical Reports have been completed on the Escobal property or mine as follows:

•              AMEC Americas Ltd. in April 2010;

•              M3 Engineering & Technology Corporation (“M3”) in November 2010;

•              M3 in May 2012 (reissued July 2013); and

•              M3 in November 2014.

The technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” and dated November 5, 2014 (the “Escobal Feasibility Study”) forms the basis of Tahoe’s operational plans for the Escobal Mine as discussed herein. All scientific and technical information in the Tahoe AIF and as disclosed in the January 14, 2016 press release relating to updates to the Escobal Mine disclosure since the date of Escobal Feasibility Study has been verified by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by NI 43-101.

Escobal Feasibility Study

Tahoe engaged M3, an independent mining and engineering consulting firm, of Tucson, Arizona to supervise the preparation of the Escobal Feasibility Study issued on November 5, 2014, which is available for viewing on SEDAR under Tahoe’s profile and on Tahoe’s website at www.tahoeresourcesinc.com. The Escobal Feasibility Study contained an updated Mineral Resource estimate, Tahoe’s initial Mineral Reserve statement and an economic analysis demonstrating the viability of the Escobal Mine at the proposed 4,500 tpd production rate. The effective date of the Escobal Feasibility Study is November 5, 2014; the effective date of the Mineral Resource estimate is January 23, 2014; and the effective date of the Mineral Reserve estimate is July 1, 2014. Mineral Resources and Mineral Reserves have been updated as of January 1, 2016.

The Qualified Person and principal author of the Escobal Feasibility Study is Conrad Huss, P.E., of M3. All M3 personnel who contributed to the study were supervised by Mr. Huss. The Qualified Person responsible for the review of the civil and environmental aspects of the Escobal Mine is Daniel Roth, P.E., of M3. The Qualified Person responsible for the review of the metallurgical testing, process flow sheets, and process plant at the Escobal Mine is Thomas L. Drielick, P.E., of M3. The Qualified Person responsible for the review of the tailings and waste rock facility at the Escobal Mine is Jack Caldwell, P.E., of Robertson GeoConsultants Inc. of Vancouver, British Columbia, an independent engineering consulting firm. The Qualified Person responsible for the review of the geology, drilling, sampling methodology, sample preparation and analysis, data verification, and for preparing the Mineral Resource estimate for the Escobal Mine, is Paul Tietz, C.P.G., of Mine Development Associates (“MDA”) of Reno, Nevada, an independent mining consulting firm. The Qualified Person responsible for the Mineral Reserve estimate and review of mining methods, mine infrastructure, and production scheduling is Matthew Blattman, P.E. of Blattman Brothers Consulting, LLC of Cypress, Texas, an independent mining consulting firm.

Mineral Tenure, Surface Rights, And Royalties

Mineral Tenure

The Escobal Mine is 100% owned by Tahoe through its wholly-owned subsidiary Minera San Rafael, S.A. (“Minera San Rafael” or “MSR”), and currently comprises two mineral licenses covering approximately 79.9 km² on the Escobal vein and surrounding area. These include the Escobal exploitation license covering 20 km² and the Juan Bosco exploration license covering 59.9 km².  In addition, there are a number of applications for reconnaissance and exploration licenses contiguous with the Escobal Mine. The granting of these license applications is pending.

Exploration licenses in Guatemala are granted for an initial period of three years which can be extended for two additional periods for two years each, for a total holding period of seven years. According to Guatemala law, after 2014, no additional extensions will be permitted and an exploitation license application must be made. Prior to the application for an exploitation license, a pre-feasibility study, mine plan and environmental impact assessment must be completed.

The Oasis, Lucero and Andres exploration licences were granted to Entre Mares on March 26, 2007, August 21, 2007 and December 17, 2007, respectively, and were transferred to Minera San Rafael as part of the acquisition by Tahoe of the Escobal Mine in 2010. On July 8, 2011, an application was submitted to the Ministry of Energy and Mines of Guatemala (the “MEM”) for the Escobal exploitation concession, covering 20.0 km2 of area over the Escobal vein designated for mine development in the original Oasis exploration concession. On October 21, 2011, Ministry of Environment and Natural Resources of Guatemala (the “MARN”) notified Tahoe that it had approved the Exploitation EIS and on April 3, 2014, MEM approved the Escobal exploitation concession for a period of 25 years. Upon filing of the Escobal exploitation concession application, three new exploration concessions (Oasis I, II, III) were requested to occupy the area liberated through elimination of the original Oasis concession. Similarly, new exploration concessions were requested over areas covered by the Andres (Andres I and II) on May 12, 2014 and Lucero (Lucero I and Lucerito) on August 8, 2014, after completion of the original seven year holding period on these concession areas.

In addition to the granted exploration and exploitation licenses, applications for the Soledad and El Silencio reconnaissance licenses were submitted to MEM in 2006 and 2010, respectively. The granting of these license applications is still pending.

In an attempt to encourage revision of the mining law that had been proposed in 2012, Guatemala President Otto Perez Molina asked Congress in July to approve a two-year temporary moratorium on the granting of new mining and exploration licenses. Congress has taken no action on the proposal. Tahoe’s existing licenses, including the Escobal exploitation license, have not been affected by the President’s request.

Escobal Mine Concession Map

The following table shows concession type, size and application/grant/expiry dates for all MSR concessions:

Concession Name and License No.	Type	Area (km2)	Application Date	Approval Date	1st Extension Approved
SOLEDAD SR-03-06	Recon.	802.5	12/6/2006	pending
EL OLIVO SEXR-029-07	Exploration	36.0	5/18/2007	pending
JUAN BOSCO SEXR-089-08	Exploration	59.9	11/12/2008	5/9/2012
PUENTE QUEBRADO SEXR-049-09	Exploration	3.0	10/9/2009	pending
MELISSA SEXR-050-09	Exploration	3.0	10/9/2009	pending
VALENCIA SEXR-050-10	Exploration	7.0	8/23/2010	pending
GRANADA SEXR-054-10	Exploration	5.0	10/6/2010	pending
CRISTINA SEXR-055-10	Exploration	52.5	10/6/2010	pending
EL SILENCIO SR-06-10	Recon.	1,098.1	11/4/2010	pending
CIPRESES SEXR-048-09	Exploration	3.0	10/09/2009	pending
PAJAL SEXR-058-11	Exploration	66.0	5/4/2011	pending

Concession Name and License No.	Type	Area (km2)	Application Date	Approval Date	1st Extension Approved
ESCOBAL LEXT-015-11	Exploitation	20.0	7/8/2011	04/03/2013
EL DURAZNO SEXR-104-11	Exploration	48.8	7/29/2011	pending
PAJARITA SEXR-104-11	Exploration	57.0	7/29/2011	pending
TERESA SEXR-109-11	Exploration	68.5	8/17/2011	pending
OASIS I SEXR-117-11	Exploration	12.8	8/31/2011	pending
OASIS II SEXR-118-11	Exploration	7.0	8/31/2011	pending
OASIS III SEXR-119-11	Exploration	0.2	8/31/2011	pending
LUCERO I SEXR-031-14	Exploration	30.88	8/8/2014	pending
LUCERITO SEXR-032-14	Exploration	15.03	8/8/2014	pending
ANDRES I SEXR-050-14	Exploration	32.00	12/5/2014	pending
ANDRES II SEXR-049-14	Exploration	12.00	12/5/2014	pending

Yearly payments are made to MEM for each concession based on concession size and a graduating “concession age” factor. For exploration concessions the current holding cost amounts to approximately $400 to $1,200 per km2. For exploitation concessions a fixed cost of approximately $1,500 is charged per km2. Required payments are current for all concessions held by Tahoe.

There are no defined work requirements to keep an exploration concession valid, although exploration activity (sampling, mapping, etc.) must to be conducted and results filed with the MEM on an annual basis. Tahoe has filed exploration activity reports with MEM for all exploration and exploitation concessions each year as required.

Surface Rights

In Guatemala, the surface rights are independent of mining rights and must be negotiated separately. There is no allowance for expropriation in Guatemala. Approximately 281 hectares of surface rights have been acquired or are under contract by Tahoe. These surface rights are sufficient to provide for our operations at the Escobal Mine, including areas for tailings disposal, waste rock disposal, processing plant, and ancillary surface facilities.

Royalty

Up to December 31, 2014, Tahoe paid a 5% NSR royalty (1% mandatory, 4% voluntary) on the concentrates sold from the Escobal Mine production. Effective January 1, 2015, the royalty increased to a 10% NSR.

On September 17, 2015, the Constitutional Court (the highest Court in Guatemala on constitutional matters) (the “Court”) ruled that the budget law imposing the 10% royalty on precious metals mining was unconstitutional. On November 5th, 2015, the Court issued a clarification of its opinion on stating that the original 1% royalty on precious metals as pronounced in the 1996 Mining Law is still in force and that the Guatemalan Congress did not have authority to displace the mining royalty with the budget bill legislation. The opinion was published and is final. Tahoe is accruing royalties at a 5% rate, being a 1% mandatory royalty, and 4% voluntary royalty on any sales which settle greater than $16.00 Ag.

See also “Doing Business in Guatemala — Mining” in the Tahoe AIF.

Permits

Operations at the Escobal Mine are conducted under permits and licenses issued by MEM and MARN. All required permits for surface and underground activities are in place. The environmental approvals and requirements for the Escobal Mine from MARN are specified in Resolution 3061-2011/DIGARN/ECM/beor, dated October 19, 2011. Exploitation activities are authorized by MEM through exploitation license LEXT 015- 11, dated April 3, 2013. The export of concentrates from the Escobal Mine is licensed through MEM, with annual renewal requirements. Tahoe’s export license (EXPORT 41-15) is current and valid.

Environment

We have implemented a comprehensive Environmental Impact Management Program developed specifically for the conditions at Escobal, which addresses operating, reporting, and mitigation procedures for surface and underground operations. Based on our due diligence in respect of the Acquisition, our completed and approved Exploitation EIS and our activities at the Escobal Mine since that time, we have identified and, where applicable, mitigated potential material environmental liabilities through our Environmental Impact Management Program.

Our environmental management mandate is to meet or exceed North American standards, practices and regulations. No impacted materials are directly discharged from the site. Impacted water is treated when necessary to meet or exceed Guatemalan and industry standards prior to being released into the environment. Our Environmental Impact Management Program for the Escobal project commenced in 2011 and includes the following:

•                                          Filtered and dry stacked tailings;

•                                          Lined storm water and waste water facilities;

•                                          A concurrent reclamation program;

•                                          Process water recovery and recycling;

•                                          Process/contact water treatment systems;

•                                          Surface and groundwater monitoring programs; and

•                                          Underground paste backfill.

Tahoe estimates the present value of asset retirement obligations at $2.6 million to reclaim the Escobal Mine at the end of the mine life. As at December 31, 2015, Tahoe had recorded the full amount of this reclamation liability.

Geology and Mineralization

The geological setting of Guatemala is comprised of two tectonic terrains juxtaposed across a major tectonic plate boundary. The northern half of Guatemala is on the North American plate, and the southern half is on the Caribbean plate with three major east-west trending faults forming the collision boundary. The Escobal Mine is on the Caribbean plate, south of the faults. The area is characterized by a series of volcanic units derived from multiple eruptive events. The Escobal deposit is an intermediate-sulfidation fault-related vein formed within Tertiary sedimentary and volcanic rocks within the Caribbean plate. The Escobal vein system hosts silver, gold, lead and zinc, with an associated epithermal suite of elements, within quartz and quartz-carbonate veins. Quartz veins and stockwork up to 50 metres wide, with up to 10% sulfides, form at the core of the Escobal deposit and grade outward through silicification, quartz-sericite, argillic and propylitic alteration zones.

Drilling to date has identified continuous precious and base metal mineralization over a 2,400 metre lateral distance and 1,200 metre vertical range in three zones which comprise the Escobal vein system; the East, West and Central zones. The vein system is oriented generally east-west, with variable dips. The East zone dips to the south from 60° to 75° and steepens to near-vertical at depth. The majority of the mineralized structure(s) in the West zone dips from 60° to 70° to the north, steepens to near-vertical and then again dips towards the north at depth. The upper eastern portion of the Central zone dips 60° to 70° to the south as in the East Zone, and changes to vertical or north dip at depth.

Drilling at the Escobal property was conducted by Entre Mares (Goldcorp) from 2007 up to the time of Tahoe’s acquisition of the Escobal property and Tahoe has continued drilling since that time. Drilling has been carried out from the surface and from underground using a combination of contracted and company-owned drills. All vein intercepts were drilled by diamond drill (core) methods, with the majority of mineralized intercepts drilled with NTW-size drill core.

Sample Preparation, Analysis and Security

The drill core from the Escobal Mine is photographed, logged for geologic and geotechnical properties and sampled at the project site. Geologists determine sample intervals based on geologic and/or mineralogic changes. The drill core is generally sampled at 1.0-meter to 1.5-metre lengths though sample intervals can be defined from less than one metre in zones of discreet mineralization to over three metres in weakly mineralized or altered areas. Once the sample intervals are determined, the core is marked and tagged in wood core boxes.

Exploration core samples selected for analysis are cut lengthwise using mechanized diamond saws. One-half of the core is placed in a plastic sample bag with a sample tag while the remaining half core is replaced in the core box for future reference. The samples are then taken to SRLF where they are stored in Minera San Rafael’s secured office/warehouse facility until they are picked up by Inspectorate, an independent commercial laboratory. Inspectorate operates a sample preparation facility in Guatemala City and couriers the sample pulps to their facility in Reno, Nevada USA for analysis. Inspectorate holds sample pulps in secured storage in Guatemala City.

Underground definition drill core is normally sampled in its entirety, with the samples placed in plastic bags with sample tags. Samples are stored in a secure location at the Escobal Mine site until they are either picked up by, or delivered to, Inspectorate. Inspectorate holds sample pulps in secured storage in Guatemala City and returns coarse reject to the mine.

Inspectorate has been the primary analytical laboratory for all Escobal drill samples used to estimate Mineral Resources, with only minor exceptions. Samples have been prepared and analyzed using industry-standard practices suitable for the mineralization at Escobal. Gold is analyzed by fire assay with atomic absorption (“AA”) finish; silver is analyzed by digestion/AA, with higher grade samples repeated using fire assay and gravimetric methods. Lead and zinc are analyzed by induced coupled polarization or by digestion/AA, with high grade samples repeated using titration methods. Both Entre Mares and Tahoe conducted quality assurance and quality control (“QA/QC”) programs throughout all of the drill campaigns at Escobal, which include check assaying and duplicate sample assaying at other laboratories, and the use of blind assay standards and assay blanks. In late 2015, Tahoe began utilizing their on-site laboratory for analysis of a portion of the underground stope definition drill core and intends to increase its use of the laboratory for this purpose over the coming year.  Exploration samples will continue to be analyzed by an independent commercial laboratory.

Mineral Resources

The Mineral Resource estimate for the Escobal Mine as updated on January 1, 2016 (as disclosed in the January 14, 2016 press release) from the Escobal Feasibility Study contains 389,437 thousand ounces of silver classified as Measured and Indicated Mineral Resources and 9,320 thousand ounces of silver classified as Inferred Mineral Resources, with significant amounts of gold, lead, and zinc reported in both resource categories. The effective date of the updated Escobal Mineral Resource estimate is January 1, 2016 calculated by subtracting mine depletion volumes from the Mineral Resources stated in the Escobal Feasibility Study. The update to the Mineral Resource estimate reported in the January 14, 2016 press release was completed by Matthew Blattman, P.E. of

Blattman Brothers Consulting, LLC, a Qualified Person under NI 43-101. A summary of the Measured, Indicated and Inferred Mineral Resources, using a cut-off grade of 130 g/t silver-equivalent, is provided in the following table:

JANUARY 2016: SUMMARY OF MINERAL RESOURCES

Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (koz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured	4.9	470	0.39	0.87	1.53	74,080	61.6	42.9	75.0
Indicated	31.6	310	0.32	0.69	1.12	315,357	323.4	217.4	355.5
M + I	36.5	332	0.33	0.71	1.18	389,437	385.0	260.2	430.5
Inferred	1.4	205	1.11	0.24	0.45	9,320	50.4	3.4	6.3

numbers may not add due to rounding

Mineral Resources for the Escobal vein were estimated from approximately 58,600 samples obtained from 842 surface and underground diamond drill core holes, totaling 231,326 metres. Data verification for the Mineral Resources as reported in the Escobal Feasibility Study was supervised by Paul Tietz, CPG, of MDA. Data verification included verification of drill locations in the field, review of sample handling and data collection procedures, and independent verification sampling/assaying of drill core. MDA also completed a full audit of the Escobal database, analysis of the QA/QC data and a study of core recovery and its relationship to metal grades.

MDA modeled and estimated the Escobal Mine Mineral Resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed (ID3).

Silver-equivalent value for determining the resource cut-off grade was calculated using metal prices of $22.00/oz Ag, $1,325/oz Au, $1.00/lb Pb, and $0.95/lb Zn, with no metal recovery factors applied.

Mineral Reserves

The Escobal Proven and Probable Mineral Reserves at January 1, 2016 total 29.1 million tonnes at average grades of 332 g/t Ag, 0.33 g/t Au, 0.73% lead and 1.19% zinc containing 310,418 thousand ounces of silver, 304.6 thousand ounces of gold, 211.9 thousand tonnes of lead and 346.9 thousand tonnes of zinc. The updated Mineral Reserves were calculated by subtracting mine depletion volumes from the Mineral Reserves stated in the Escobal Feasibility Study. The update to the Mineral Reserve estimate reported in the January 14, 2016 press release was completed by Matthew Blattman, P.E. of Blattman Brothers Consulting, LLC, a Qualified Person under NI 43-101. A summary of the Escobal Mineral Reserves estimate at January 1, 2016 is provided in the following table:

JANUARY 2016: SUMMARY OF MINERAL RESERVES

Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (koz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven Reserves	4.5	416	0.34	0.81	1.41	60,075	49.3	36.2	63.5
Probable	24.6	317	0.32	0.71	1.15	250,343	255.3	175.7	283.4
P + P	29.1	332	0.33	0.73	1.19	310,418	304.6	211.9	3,486.9

numbers may not add due to rounding

The Escobal Mineral Reserves for the Escobal Feasibility Study were estimated by Matthew Blattman, P.E., of Blattman Brothers Consulting LLC. Blattman completed a mine design and schedule from the Measured and Indicated Resources based on the actual production and development methods and rates from the Escobal Mine.

Cut-off grades to define the Mineral Reserves were calculated from the net smelter return (“NSR”) value of the resource model blocks minus the production cost to account for variability in mining method and metallurgical response. NSR value was determined using metal prices of $22.50 per ounce silver, $1,300.00 per ounce gold, $0.95 per pound lead and $0.90 per pound zinc. By using a slightly optimistic value for silver, the continuity of the ore-

grade mineralization along the edges of the mineral deposit provided for more realistic stope design. Mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine, and engineering first-principles were used to derive operating costs and revenue.

Proven and Probable Mineral Reserves include 31% dilution that takes into account internal and external mining dilution and dilution from paste backfill where applicable. Subeconomic material internal to the stope designs and external mining dilution account for approximately 20% and 9% of the dilution total, respectively. Paste backfill dilution accounts for about 2%. Resources within the mine plan classified as Inferred have been given metal grades of zero. Blattman acknowledges that lower dilution rates may be attainable when mining.

Mineral Reserves are inclusive of Mineral Resources.

Mining

The Escobal Mine is accessed via two primary declines (East Central and West Central ramps) which provide access to the Central and West zones of the deposit. The East Zone is accessed by a third internal primary ramp driven from the East Central ramp. Accesses to the orebody are driven from the main ramp system to establish sublevel footwall laterals drifts driven parallel to the vein on 25m vertical intervals. Primary and secondary development headings are mined 5 m wide by 6 m high with arched backs. The primary ramps are typically driven at a maximum gradient of -15%.

Underground development of the Escobal Mine commenced in May 2011, with construction of the East Central and West Central decline portals; after which ramp development began. Through the end of 2015, approximately 14,900 metres of capital development and 400 metres of vertical development (ventilation raises) have been completed.

Mining is being done by transverse longhole stoping with future mining by a combination of transverse and longitudinal longhole stoping. The stopes are accessed from the footwall laterals. Through the end of 2015, approximately 17,000 metres of stope development has been completed. Ore is hauled to the surface by truck to the ore stockpile, located proximal to the primary crusher. Development waste rock is hauled by truck to the surface and used as construction material for the dry stack tailings buttress.

Filtered tails from the process plant are combined with cement and water to make a structural fill (paste backfill) for filling the underground voids produced from stope mining. The paste backfill plant is centrally located on the surface above the Central zone and produces backfill for delivery via a system of ceramic-lined steel and HDPE pipe into the mine for placement in the mined-out stopes to provide stability to the excavated openings and allow for maximum recovery of the resource. Approximately 606,600 m3 of paste backfill was placed in the mine during 2015.

The Escobal Feasibility Study life of mine plan as of July 1, 2014 forecasts the Escobal Mine to produce a total of 31.4 million tonnes of ore at average grades of 347 g/t silver, 0.33 g/t gold, 0.74% lead and 1.21% zinc.  The life of mine production by year is summarized in the following table.

Escobal Life of Mine Production

Year	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Ag Ounces	Au Ounces	Pb lbs	Zn lbs
2014 (H2)	658	542	0.38	0.74	1.27	11,466	8	10,744	18,442
2015	1,529	482	0.36	0.68	1.19	23,707	18	23,033	40,153
2016	1,624	441	0.31	0.65	1.13	23,007	16	23,377	40,622
2017	1,658	442	0.32	0.67	1.12	23,555	17	24,668	40,803
2018	1,642	442	0.32	0.67	1.13	23,337	17	24,399	40,780
2019	1,633	442	0.40	0.66	1.11	23,200	21	23,816	40,107
2020	1,633	442	0.61	0.82	1.39	23,202	32	29,553	50,063
2021	1,631	442	0.27	0.46	0.78	23,184	14	16,436	27,991
2022	1,619	398	0.34	0.61	1.01	20,706	18	21,894	36,181
2023	1,643	266	0.27	0.56	1.03	14,056	15	20,431	37,138
2024	1,650	278	0.34	0.63	1.04	14,719	18	22,995	37,728
2025	1,635	283	0.33	0.63	1.11	14,904	17	22,588	39,922
2026	1,647	332	0.41	0.75	1.31	17,596	22	27,259	47,583
2027	1,639	312	0.44	0.81	1.50	16,416	23	29,372	54,239
2028	1,642	272	0.37	0.86	1.47	14,378	20	31,056	53,368
2029	1,654	266	0.32	0.75	1.27	14,130	17	27,429	46,209
2030	1,638	243	0.28	0.87	1.41	12,817	15	31,291	50,823
2031	1,637	251	0.17	0.80	1.02	13,188	9	28,850	36,675
2032	1,660	246	0.17	1.07	1.27	13,118	9	39,233	46,472
2033	1,362	224	0.25	1.08	1.80	9,797	11	32,453	53,956
Total	31,433	347	0.33	0.74	1.21	350,484	336	510,876	839,255

Processing

Ore from the Escobal Mine is processed by differential flotation producing lead concentrates with high precious metal (silver and gold) grades and zinc concentrates with a lesser precious metal component. The original design basis for the processing facility was 3,500 tonnes of ore per day or 1.28 million tonnes per year; though the installed crushing, grinding, flotation and concentrate processing components were sized for the contemplated increased throughput rate of 4,500 tpd which was achieved in August 2015. Mill commissioning was initiated in the second half of 2013 with the first metal concentrates produced on September 30, 2013. Tahoe declared commercial production in January 2014 with the completion of mill commissioning and continued to ramp up the mill throughput rate through the first half of 2014. The Escobal ore processing facility is operating at the increased design levels with metal recoveries generally meeting or exceeding design expectations.

Ore is transported from the underground mine to a stockpile located proximal to the primary crusher, from where it is delivered by front end loader to the crusher. The ore is reduced via a three stage crushing circuit followed by a single ball mill. Metal is recovered from the ball mill discharge by a conventional lead-zinc differential  flotation  circuit consisting of tank cells with separate circuits for lead and zinc. Lead and zinc concentrates produced at the concentrator facility are filtered, packaged into super sacks which are placed in containers and loaded onto trucks for shipment to port for delivery to commercial concentrate smelters and metal refineries.

Since the declaration of commercial production, the Escobal plant has processed 2.75 million tonnes of ore at average grades of 532 g/t Ag, 0.40 g/t Au, 0.84% Pb, and 1.34% Zn; producing 40.7 million ounces of silver, 22,635 ounces of gold, 21,041 tonnes of lead, and 33,611 tonnes of zinc contained in concentrate. Metal recovery into concentrates averaged 86.5% for silver, 63.4% for gold, 88.2% for lead, and 76.3% for zinc.

The following table summarizes the life of mine process plant throughput schedule and metal production (metal recovered in concentrate) as of July 1, 2014 as presented in the Escobal Feasibility Study.

Escobal Life of Mine Process Plant Operations

	Throughput						Metal Recovered in Concentrates
Year	Tonnes		Ag g/t	Au g/t	Pb %	Zn %	Ag Ounces	Au Ounces	Pb lbs	Zn lbs
2014(H2)	684	*	527	0.37	0.76	1.27	10,138	5	10,243	14,514
2015	1489		483	0.36	0.68	1.19	20,074	11	19,979	29,550
2016	1,643		442	0.31	0.65	1.14	20,133	10	20,978	30,953
2017	1,643		442	0.32	0.67	1.12	20,130	10	21,704	30,376
2018	1,643		442	0.32	0.67	1.13	20,131	10	21,682	30,644
2019	1,643		442	0.40	0.66	1.11	20,132	13	21,266	30,310
2020	1,643		442	0.60	0.82	1.38	20,133	21	26,770	38,330
2021	1,643		442	0.27	0.46	0.79	20,136	8	14,431	20,889
2022	1,643		399	0.34	0.61	1.01	17,987	11	19,486	27,247
2023	1,643		266	0.27	0.56	1.03	11,573	8	17,845	27,686
2024	1,643		278	0.34	0.63	1.04	12,113	11	20,221	28,034
2025	1,643		283	0.33	0.63	1.11	12,393	11	20,017	30,081
2026	1,643		332	0.41	0.75	1.31	14,745	14	24,406	36,135
2027	1,643		312	0.44	0.81	1.50	13,749	15	26,632	41,865
2028	1,643		272	0.37	0.86	1.47	11,870	12	28,253	41,074
2029	1,643		266	0.32	0.75	1.27	11,549	10	24,460	38,844
2030	1,643		244	0.28	0.87	1.41	10,518	9	28,534	39,033
2031	1,643		251	0.17	0.80	1.02	10,833	5	26,155	27,454
2032	1,643		246	0.17	1.07	1.27	10,661	5	35,924	34,922
2033	1,381		224	0.25	1.08	1.79	8,067	6	30,471	42,509
Total	31,476		347	0.33	0.74	1.21	297,004	204	459,459	636,449

*includes stockpiled ore as of July 1, 2014

Tailings and Waste Rock Facility

Tailings produced by the Escobal process facility are filtered to approximately 16% to 18% moisture prior to delivery to the paste backfill plant or surface repository. Rather than using a traditional pond system, tailings produced by the Escobal process facility that are not returned to the underground mine as paste backfill are “dry stacked” on the surface in an engineered facility. Unlike conventional tailings impoundments which are designed to retain water and tailings behind dam embankments and require large surface areas, dry stack facilities require a smaller footprint, have long-term structural integrity, and maximize water conservation.

The Escobal dry stack facility is built using development rock from the mine to construct rock buttresses at the face of the facility on 5-metre high lifts. Filtered tailings are trucked to the facility and placed behind the rock buttresses in 30-centimetre layers and compacted to minimize infiltration from precipitation. This process will be repeated throughout the life of the mine. The facility is underlain by a system of underdrains to collect water that may seep through the tailings and to divert shallow downslope-migrating groundwater. Surface waters are diverted around the facility through a series of water diversion channels constructed along the upslope perimeter of the facility.

The construction method of the Escobal dry stack facility allows for concurrent reclamation as each lift is completed, which will greatly simplify the closure of the facility in an environmentally sound manner at the end of the mine life. As successive lifts of the dewatered tails are placed and compacted behind the perimeter rock buttresses, the lower rock slopes are covered with stockpiled topsoil and re-vegetated. At final closure, the vegetated slope will replicate the natural slopes of the surrounding topography.

Transportation and Logistics

Guatemala has ports on both the Pacific and the Caribbean coasts. Access to the mine site from both ports is on paved highway. Filtered concentrate is placed in one or two tonne super-sacks, placed in sea-going containers, and carried on highway tractor trailer units along paved highway to port for shipment to international smelters.

Reclamation

The entire facility for the Escobal Mine has been designed and constructed with closure in mind, to the greatest extent practicable. The facilities are designed and operated to minimize the footprint and areas of disturbance and to utilize the most advanced planning and reclamation techniques available including dry stack tailings, concurrent reclamation and geomorphic landform grading.

The disturbance footprint of the Escobal Mine site is approximately 100 hectares. Reclamation is conducted concurrent with operations by placing salvaged topsoil on outslopes and encouraging vegetation. Final reclamation of the surface will occur at final closure at the end of mine life. The present value of asset retirement obligations for the Escobal Mine are currently estimated at $2.6 million.

Operating Costs

The 2014 Feasibility Study operating costs for the Escobal Mine were calculated for each year of the mine life using the annual production tonnages and the actual mining, milling, and site general and administration (G&A) costs from the mine’s initial year of production as the basis.  The following table summarizes the Escobal Mine average life of mine operating costs.

Escobal Operating Costs

Operating Cost	$/ore tonne
Mine	$37.23
Process Plant	$22.83
General Administration	$15.06
Production Cost	$75.13
Smelting/Refining Treatment	$26.64
Total Operating Cost	$101.77

*Figures may not sum due to rounding

Capital Costs

As of July 1, 2014, the Escobal Feasibility Study estimates life of mine sustaining capital of approximately $301.2 million expended over 19.5 years.  About 50% of the sustaining capital is for primary underground development; the remaining 50% is divided between mine infrastructure and utilities, underground mobile equipment purchases and rebuilds, surface equipment, annual ball mill liner replacement, and miscellaneous site G&A.  Total life of mine capital, including expansion capital, totals $325.5M.

The total capital carried in the Escobal Feasibility Study financial model for the Escobal Mine is shown in the following table.

Life of Mine Capital Summary

Year	Cost Estimate (000s)
2014 Expansion*	$5,549
Sustaining*	$14,442
2015 Expansion	$14,220
Sustaining	$30,757
2016 Expansion	$4,545
Sustaining	$17,831
2017 Sustaining	$19,117
2018 Sustaining	$20,194
2019 Sustaining	$23,258
2020 Sustaining	$12,360
2021 Sustaining	$12,151
2022 Sustaining	$17,054
2023 Sustaining	$18,301
2024 Sustaining	$25,480
2025 Sustaining	$15,476
2026 Sustaining	$15,640
2027 Sustaining	$12,851
2028 Sustaining	$11,334
2029 Sustaining	$13,828
2030 Sustaining	$9,419
2031 Sustaining	$5,205
2032 Sustaining	$3,666
2033 Sustaining	$2,814
Total	$325,493

*July–December 2014

Expansion and sustaining capital are expected to be financed from cash flow from the Escobal Mine production.

Financial Analysis

The Escobal Feasibility Study economic analysis indicates the Escobal Mine has an NPV5% of $1.52 billion using base case metal prices of $18.00/oz silver, $1,300.00/oz gold, $0.95/lb lead and $0.90/lb zinc. The financial analysis does not present an internal rate of return (“IRR”), as it is a less meaningful metric for this study of the Escobal Mine.  In this study, all capital costs prior to July 1, 2014, are considered to be sunken.  The calculated return on investment is magnified by the significant mine cash flows offset by the exclusion of the initial capital investment in the calculation and would exaggerate any IRR calculated.  Net Present Value provides a more accurate and meaningful economic assessment of the mine.

Sensitivity analyses were done using changes to metal prices, silver prices only (no change to base case gold, lead and zinc prices), operating costs, capital costs and metallurgical recovery; the results of which are summarized in the following table.

Sensitivity Analysis — NPV after Taxes

		NPV @ 0%	NPV @ 5%	NPV @ 10%
Change in Metal Prices
20%		$3,100,197	$2,288,349	$1,805,971
10%		$2,556,373	$1,902,019	$1,510,006
Base Case	0%	$2,012,550	$1,515,689	$1,214,041
-10%		$1,526,811	$1,160,056	$935,374
-20%		$1,029,418	$800,057	$654,775

Change in Silver Prices
$25.00		$3,740,225	$2,761,565	$2,179,556
$22.00		$2,999,793	$2,227,618	$1,765,764
Base Case	$20.00	$2,506,171	$1,871,653	$1,489,902
$18.00		$2,012,550	$1,515,689	$1,214,041
$15.00		$1,329,003	$1,012,566	$818,096

Change in Operating Cost
20%		$1,605,357	$1,228,547	$995,688
10%		$1,776,080	$1,354,731	$1,095,059
Base Case	0%	$2,012,550	$1,515,689	$1,214,041
-10%		$2,249,020	$1,676,647	$1,333,023
-20%		$2,485,489	$1,837,605	$1,452,005

Change in Initial Capital
20%		$2,007,687	$1,510,869	$1,209,261
10%		$2,010,119	$1,513,279	$1,211,651
Base Case	0%	$2,012,550	$1,515,689	$1,214,041
-10%		$2,014,981	$1,518,099	$1,216,431
-20%		$2,017,413	$1,520,508	$1,218,821

Change in Recovery
2.0%		$2,106,005	$1,582,562	$1,265,556
1.0%		$2,059,277	$1,549,125	$1,239,799
Base Case	0.0%	$2,012,550	$1,515,689	$1,214,041
-1.0%		$1,965,823	$1,482,253	$1,188,284
-2.0%		$1,919,095	$1,448,816	$1,162,526

Conclusions and Recommendations

The authors of the Escobal Feasibility Study concluded the results of the study demonstrated:

•                                          Proven and Probable Mineral Reserves are supported by the feasibility of the Escobal Mine.

•                                          Operating results to date validate the mining method and process design for the Escobal Mine.

•                                          Mine and mill expansion from the current rate to 4,500 t/d is achievable with minimal additional capital expenditure.

The authors further recommended:

•                                          Tahoe continue to aggressively explore for extensions or offsets of the Escobal vein, or to accelerate its district exploration programs, to provide higher mining grades beyond 2022.

•                                          Concurrent with the prior recommendation, initiate studies to investigate increased mining and throughput rates to grow the annual silver production in the second half of the mine life.

•                                          Tahoe continue investigating lower cost alternatives to the current diesel generated power at the mine site.  M3 believes lower power costs have the opportunity to provide significant operating cost savings in the near term.

•                                          Critical evaluation of operating and capital costs.  Now that the Escobal Mine has reached design operational parameters, Tahoe should begin to focus on optimizing mining and processing procedures in an effort to reduce operating costs.  Reductions in primary development mining costs and increased equipment utilization would have a direct positive impact on the life of mine sustaining capital requirements.

•                                          Metallurgical studies to determine if silver and gold metallurgical recoveries can be improved as incremental increases in metal recovery, particularly for silver, may have a significant positive impact on the long-term cash flow from the mine.

•                                          Critical evaluation of mining dilution.  M3 believes there are opportunities to incrementally increase mining grades without additional costs by reducing the dilution included in the mine plan. In addition, future resource modeling efforts should incorporate methods to better depict grade domain boundaries in the resulting model blocks to allow for a more accurate estimate of mining dilution.

•                                          Tahoe performs annual geotechnical and water management performance reviews of the tailings dry stack to ensure stability and reclamation success.

La Arena Mine — Updated Mineral Reserves and Mineral Resources

On February 9, 2015 Tahoe and Rio Alto Mining Limited (“Rio Alto”) announced that they had entered into a definitive agreement to combine their respective businesses, where Tahoe acquired all of the Rio Alto issued and outstanding common shares by way of a statutory plan of arrangement.  The business combination was completed on April 1, 2015 with Rio Alto becoming a wholly-owned subsidiary of Tahoe.  Rio Alto owns and operates the La Arena Mine and Shahuindo development project in Peru.

The La Arena mine property consists of the currently producing La Arena gold oxide mine and the undeveloped copper-gold porphyry sulfide deposit known as La Arena Phase II (collectively the “La Arena Project”).

A more complete description of the La Arena Project may be found within the technical report entitled “La Arena Project, Peru, Technical Report (NI 43-101)” prepared by Mining Plus Peru S.A.C. on behalf of Rio Alto with an effective date of December 31, 2014, dated February 27, 2015 (the “La Arena Technical Report”), a copy of which is available on Tahoe’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied or extracted from the La Arena Technical Report.  Scientific and technical information in the Rio Alto AIF and as disclosed in the January 14, 2016 press release relating to updates to the La Arena Mine disclosure since the date of the La Arena Technical Report has been verified by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by NI 43-101. The La Arena Technical Report was prepared on behalf of Rio Alto in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the La Arena Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the La Arena Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the La Arena Technical Report. Readers are encouraged to read the full La Arena Technical Report.

Recent Activities at the La Arena Mine

In 2015, the La Arena Mine produced a total of 230,436 ounces of gold in doré, with 174,025 ounces of gold attributable to Tahoe’s account (i.e., post April 1, 2015 production).  From April 1, 2015 through the end of 2015, a total of 9.34 million tonnes of ore and 17.25 million tonnes of waste were mined for a strip ratio of 1.85.  A total of 9.68 million tonnes of ore at an average grade of 0.61 g/t Au from the open pit and existing stockpile were placed on the leach pad.

At January 1, 2016 Measured and Indicated Mineral Resources for the La Arena oxide mine totalled 120.8 million tonnes at an average grade of 0.32 g/t Au, containing 1.24 million ounces of gold.  Proven and Probable Mineral Reserves for the La Arena oxide mine totalled 80.3 million tonnes at an average grade of 0.36  g/t Au, containing 919,000 ounces of gold.  Mineral Resources and Mineral Reserves for the La Arena oxide mine were updated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves as reported in the La Arena Technical Report.

Introduction

Mining Plus Peru S.A.C. was commissioned by Rio Alto to prepare a NI 43-101 technical report of the La Arena oxide gold mine and copper-gold sulfide project in Peru.

The following two events triggered an updated NI 43-101 report for La Arena:

1.                                      An update gold oxide reserve and resource estimates for oxide project as additional data from a reverse circulation infill drill program was available. Gold inventory has been updated as a result of the in-fill drilling program completed with updated cost estimates; and

2.                                      The Pre-Feasibility Study on the sulfide Cu-Au deposit, also known as La Arena Phase II, has been finalized. A Pre-Feasibility Study was completed in January 2015 by Ausenco on the Cu-Au sulfide material located on the east side of the current oxide pit. There have been no changes in the Mineral Resources on the sulfide deposit.

The La Arena Technical Report was issued on February 27, 2015 with an effective date of December 31, 2014.

Property Description

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the western cordillera, close to the continental divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Rio Alto’s Shahuindo project and Tres Cruces development project.

The La Arena Project can be accessed via a 165 km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Lagunas Norte project (Barrick Gold Corporation). The road is paved / sealed all the way. An air strip is also present at Huamachuco, a town of approximately 35,000 people located 21 km from La Arena that accommodates small airplanes. A private airstrip is also present at the nearby Lagunas Norte Mine operated by Barrick Gold Corporation.

The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16º and 27º, and the land is covered with vegetation typical of the area.

Average annual temperature data recorded from the La Arena meteorological station in 2013 was 10.6ºC. The maximum recorded temperature is 22.6°C and the minimum is 0.4ºC. Historically, total average annual rainfall has been estimated at 1124 mm/annum and the average total annual evaporation rate in 733 mm/annum. The average relative humidity varies monthly between 77% and 88%. Maximum precipitation usually occurs during the months of October through to March while the months of June to September are the driest. The maximum daily precipitation recorded to date at the La Arena site was 245.6 mm in February 2012 while the minimum precipitation of 0 mm was recorded in July 1998.

The La Arena Mine site was connected to the Peruvian power supply grid in September 2014.

History

Gold mineralization at La Arena was first discovered by Cambior Inc. in December 1994. Cambior staked a claim for mining concessions of 1,800 hectares over the current La Arena oxide and sulfide deposits in January 1995. The mining concessions comprising the La Arena Project passed to Iamgold following its acquisition of Cambior in 2006.

Rio Alto entered into an option and earn-in agreement with Iamgold Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owned the La Arena Project, upon payment of $47.6 million cash, subject to certain adjustments and the completion of expenditure commitments.  On February 9 2011, Rio Alto announced that it had exercised its option and acquired 100% of the La Arena Project upon payment of the exercise price of $49.0 million.

Tahoe completed its acquisition of Rio Alto in April 2015 and assumed ownership of the La Arena Project.

Six NI 43-101 Technical Reports have been completed on the La Arena Project as follows:

•                                          Coffey Mining in March 2008;

•                                          Coffey Mining in July 2010;

•                                          Kirk Mining Consultants  in September 2011;

•                                          Kirk Mining Consultants in January 2013;

•                                          Mining Plus Peru S.A.C. in March 2014; and

•                                          Mining Plus Peru S.A.C. in February 2015.

Mineral Tenure and Royalties

The mineral concessions pertaining to the La Arena Mine have a total available area of 43,167 hectares and are fully owned and registered in the name of La Arena S.A., a wholly-owned subsidiary of Rio Alto. The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

La Arena Project Mining Concessions

The Mineral Resources identified so far in the La Arena deposit are completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. However, the Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18 are subject to a 2% NSR royalty, payable to their previous owners. Mining concessions Florida I, Florida IA, Florida II, Florida IIA, Florida III and Florida IIIA are subject to a 1.6% NSR royalty. Mining concessions Peña Colorada, Peña Colorada I, Peña Colorada II and Peña Colorada III are subject to a 1.4% NSR royalty.

Pursuant to article 39 of the Peruvian General Mining Law, titleholders of mining concessions pay an annual Maintenance Fee (Derecho de Vigencia). It is due on June 30 and is effective for the following year The fee is $ 3.00 per hectare. The failure to make Validity Fee payments for two consecutive years causes the termination (caducidad) of the mining concession. However, according to article 59 of the Peruvian General Mining Law, the payment for one year may be delayed with penalty and the mining concessions remain in good standing. The outstanding payment for the past year can be paid on the following June 30 along with the future year.

La Arena is subject to a minimum production obligation pursuant to Peruvian General Mining Law (“New MPO Regime”). According to the New MPO Regime, titleholders of metallic mining concessions must reach a minimum level of annual production (“Minimum Production”) of at least one (1) Tax Unit1 or “UIT” per hectare, one within a period of ten years. The ten periods begins on January 1st of the year following granting of the concession.

In the case of mining concessions that were granted on or before October 10, 2008 (as is the case of the mining concessions of La Arena), until the ten (10) year term for reaching Minimum Production established by the New MPO Regime elapses (on January 1st, 2019), these mining concessions will be subject to the former provisions of the Peruvian General Mining Law. Once the deadline to comply with the minimum production of the New MPO Regime has passed, if Tahoe fails with compliance of production, it will be obligated to pay the penalty of the New MPO Regime, and will be subject to the termination of the mining concession.

Approximately 1,600 ha of surface lands will be required for the gold oxide and copper-gold sulfide project, of which 1,200 ha have been acquired. The gold oxide project requires approximately 700 ha, all of which have been acquired. In addition, Tahoe has acquired 65 ha of surface rights necessary to build an electrical substation to provide grid power to the gold oxide and copper-gold sulfide projects. 100% of the surface rights to be acquired are owned by individuals. Title for such land should be registered in the Public Registry (SUNARP). However Tahoe estimates that about 90% of the individual titles are properly registered. Tahoe is assisting land owners with the registration process so that negotiation for the transfer of legal title may proceed

Permits

The La Arena Project is subject to various Peruvian mining laws, regulations and procedures. Mining activities in Peru are subject to the provisions of the Uniform Code of the General Mining Law (“General Mining Law”), which was approved by Supreme Decree No. 14-92-EM, on June 4, 1992 and its subsequent amendments and regulations, as well as other related laws. Under Peruvian law, the Peruvian State is the owner of all Mineral Resources in the ground. The rights to explore for and develop these Mineral Resources are granted by means of the “Concession System”.

Mining concessions are considered immovable assets and are therefore subject to being transferred, optioned, leased and/or granted as collateral (mortgaged) and, in general, may be subject to any transaction or contract not specifically forbidden by law. Mining concessions may be privately owned and the participation in the ownership of the Peruvian State is not required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

Tahoe has received all permits necessary to operate the La Arena oxide mine.

Environment

The La Arena oxide mine operates under an existing Environmental Impact Assessment (“EIA”) which was approved on July 20, 2010. La Arena is actively working to ensure the commitments and recommendations of the EIA are followed, including environmental monitoring and social management plan programs. Currently the La Arena gold oxide dump leach mine is working at full capacity of the production permit of 35,990 tpd.

An environmental assessment report for the Phase II copper-gold sulfide project was initiated in the fourth quarter of 2012 and was presented to the Ministry of Energy and Mines in June 2013. This study was approved on December 27, 2013. The surface footprint of this permit is not outside the footprint of the initial EIA for the oxide mine and according to the current regulations was treated as a modification of the original EIA. New environmental commitments include water quality monitoring stations, air, noise quality and social management programs. All the new commitments result from a compilation and update of all plans and programs currently ongoing at the operation.

Geology and Mineralization

The La Arena Project is located within a regional fold and thrust belt of predominantly Mesozoic sedimentary rocks. Sedimentary rocks in the project area have been intruded by intermediate-to-felsic porphyritic stocks which tend to occupy the cores of anticlinal structures.  Sedimentary rocks across the La Arena Project area consist of a lower, shallow-marine-to-deltaic, siliciclastic sequence followed by an upper, carbonate-dominated sequence, all of Lower Cretaceous age.

The La Arena (Au, and Cu-Au) Project is located in a prolific metallogenic province that contains many precious and polymetallic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The La Arena open pit currently in progress lies at the western margin of a FPD3-facies intrusion, where the latter forms a laccolith-like structure overlying an argillically-altered heterolithic breccia. The breccia is altered up to advanced argillic (quartz/alunite) facies, with an oxidized, porous matrix dominated by hematite, limonite and quartz. Remnant sulfides are also present.

One of the principal structural features of the project area is the La Arena anticline, the core of which hosts the mineralization-related porphyry intrusion. The strike of the anticlinal axis undergoes a deflection in the area immediately to the north of the current open pit.

Four principal fault systems have been identified: the first two systems had compressive (NW-SE system) and dextral strike slip movements (N-S system), the third one represent extensional movements (NE-SW system) with normal and strike slip faults, while the fourth system has been reactivated by compressional movements (trust faults).

The La Arena gold oxide project consists of mineralization which is predominantly of an epithermal high sulfidation style, hosted in oxidized sandstone-breccia within the Chimu Formation.

The Cu-Au-(Mo) sulfide mineralization is hosted in a multi-stage porphyry intrusion. The La Arena Porphyry outcrops to the east from the Calaorco and Ethel zones of the oxide deposit. The style of mineralization is typically porphyritic with at least four intrusive events identified. The intrusive rocks vary from dacitic to andesitic, differentiated by texture and composition.

The mineralization extends over a strike length of 2.2 km south-to-north, a width of 1.1km west-to-east and a 1,000m vertical range. Continuity of the mineralization is generally excellent, and improves with lower-grade cut-offs, which is a characteristic of this type of deposit.

Drilling

Up until the effective date of the La Arena Technical Report, a total of 284,782 m had been drilled at La Arena Mine. The drilled metres are evenly split between reverse circulation (RC), at 141,591 m (49.7% of the total), and core drilling (DC) at 143,191 m (51.3% of the total).

The oxide deposit had 19,733 m of core drilling and 114,281 m of reverse circulation drilling for a total of 134,014 metres. The sulfide domain had 121,858 m of core drilling and 28,910 m of reverse circulation drilling, for a total of 150,768 metres.

During the 2014 period, 22,087 m of reverse circulation drilling were completed into the oxide domain and 4,487 m were completed into the sulfide deposit as part of the sterilization program near the Phase II sulfide project.

Exploration

During 2014, a total of 12,381 m (49 holes) of infill drilling in the Calaorco Open Pit was completed. Infill drilling (25 x 25 m grid) on the oxidized intrusive was also completed with a total of 9,058 m at 246 locations. Finally, three holes were drilled at the Astrid Deposit (648 m). The overall oxide domain drilling program for 2014 is 22,087 meters from 298 holes. In addition, resource delineation drilling into the sulfide breccia Ethel zone was completed with a total of 4,487 m from 20 holes.

We control 43,140 hectares in the La Libertad region. These properties include: La Arena, Charat, Cerpaquino, and Cachachi. The exploration criteria in order to stake those mining claims around La Arena were: their proximity to known mineral deposits, intersection of major lineaments, mineral-spectral anomalies (ASTER), stream sediments, air-mag anomalies, and lithological controls.

Project generation programs were carried out at the Charat and Cachachi properties. Field reconnaissance programs were completed which included regional mapping and sampling in order to test the regional anomalies.

In addition to the La Arena Mine, the property includes several prospects that have been defined by a combination of soil geochemistry and exploration diamond drilling. These are Cerro Colorado, El Alizar Porphyry, Agua Blanca epithermal and porphyry occurrences, Pena Colorado and La Florida.

Following the acquisition of Rio Alto, Tahoe completed a deep drilling program (three core holes totalling 3,684 metres) designed to characterize the porphyry intrusive at depth and to delineate the extent and continuity of higher-grade copper mineralization.  The drill program succeeded in identifying the porphyry-style mineralization at depth with significant copper grades extending several hundred metres below where previously recognized.

Infrastructure

All existing and current facilities are designed and constructed to support the oxide gold mining and extraction activities. All working areas of the mine are accessible by well-maintained dual lane gravel roads. The ongoing brownfields drilling and copper sulfide feasibility study work are supported by these facilities.

The existing oxide gold Leach project includes an open pit, two waste dumps, a fully lined leach pad, a pregnant liquor solution pond, a major events pond (storm water catchment), an ADR (adsorption, desorption and refining) processing plant and sundry facilities. Access to all these facilities is on dual lane gravel roads.The ADR processing plant was expanded to a production capacity of 36,000 t/d in 2012. All the required pumping facilities have been installed for both the barren and the pregnant solutions, and construction has been completed for the pregnant leach solution pond and major storm pond (fences, lighting, security hut and associated utilities). Other associated facilities constructed in the processing plant are a reagent warehouse, a workshop and offices.

The site was connected to the Peru power grid in October 2014. All facilities are connected to the internal 22.9 kV power network supplied from a substation on site that receives power from the national grid. There are generators on site for backup power. The dump leach pad construction is on-going. The mine development plan requires approximately 15 — 20 ha of dump leach pad to be constructed over the next three years.

An independent analytical and assay laboratory and a metallurgical laboratory (column leach testing) are both operational on site and an industrial water purification plant has been installed to treat 220 m3/hour to a suitable quality for discharge to the environment.

Two bores supply water for the processing plant, camp, workshop and other facilities. One is an 80 m deep bore located approximately 1 km from the site offices with a nominal continuous flow capacity of 5 L/s and the other is located to the north of Calaorco pit with a nominal flow of 10 L/s. Sewage and waste water management facilities are installed.

Fees and Obligations

Maintenance Fees

Pursuant to article 39 of the General Mining Law, titleholders of mining concessions pay an annual maintenance fee which is due June 30 of each year and is effective for the following year. The fee is $ 3.00 per hectare. The failure to make maintenance fee payments for two consecutive years causes the termination of the mining concession, although payment for one year may be delayed with penalty with the mining concessions remaining in good standing.

Minimum Production Obligation

As a result of certain 2008 amendments to the General Mining Law relating to the minimum production obligation, titleholders of metallic mining concessions must reach a minimum level of annual production (“Minimum Production”) of at least one (1) Tax Unit1 or “UIT” per hectare, one within a period of ten years. The ten periods begin on January 1st of the year following granting of the concession.

In the case of mining concessions that were granted on or before October 10, 2008 (as is the case of the mining concessions of La Arena), until the ten (10) year term for reaching Minimum Production elapses (on January 1st, 2019), these mining concessions will be subject to the former provisions of the General Mining Law. Once the January 1st, 2019 deadline has passed, if Tahoe fails to comply with the minimum production requirements, it will be obligated to pay certain penalties and may be subject to the termination of the mining concession.

Royalties, OEFA Contribution and OSINERGMIN Contribution

In June 2004, Peru’s Congress approved royalties to be charged on mining operations. By-Law Nº 29788 modified the mining royalty regime starting on October 1st, 2011.

These new mining royalties are determined quarterly and applied to the quarterly operational profit. This rate shall be determined according to the quarterly operating margin, according to the following chart:

N°	Operative Lower Limit	Operative Upper Limit	Marginal Rate
1	0	10%	1.00%
2	10%	15%	1.75%
3	15%	20%	2.50%
4	20%	25%	3.25%
5	25%	30%	4.00%
6	30%	35%	4.75%
7	35%	40%	5.50%
8	40%	45%	6.25%
9	45%	50%	7.00%
10	50%	55%	7.75%
11	55%	60%	8.50%
12	60%	65%	9.25%
13	65%	70%	10.00%
14	70%	75%	10.75%
15	75%	80%	11.50%
16	More than 80%		12.00%

To calculate the royalty in function to the operating margin will proceed as follows:

Where:

OP : Operation Profit

EF : Effective Rate

Tmg j : Marginal Rate

MgO : Marginal Operative of column b

Ul : Upper Limit of column b

Li : Lower Limit of column b

j: Sections from 1 and n-1

n: Number of the section where is the Marginal Operative

The operating margin is the result of the division of the quarterly operating profit with the income generated by the quarterly sales of the mining agent. The amount to be paid for mining royalties will be the major amount from the comparison between the rate applied to the quarterly operation profit, and the 1% of the revenues generated by quarterly sales. In the case of the small scale mining titleholders, the mining royalty would be of 0%.The payment of the mining royalty is considered an expense when determining the corporate income tax.

OSINERGMIN is the government agency of record to inspect and audit the compliance with safety, job-related health and mine development matters. By Supreme Decree 128-2013-EF, published on December 19th, 2013, the government established the rate applicable for the OSINERGMIN contribution, such rate being 0.16% in 2016. This payment will be made by all large and medium scale mining titleholders and it is calculated on the value of the monthly operating costs, corresponding to all their activities directly related to OSINERGMIN minus certain applicable taxes.

The OEFA is the government agency of record that inspects and audits mining projects operations in order to secure compliance with environmental obligations and related commitments. By Supreme Decree 130-2013-EF, published on December 19th, 2013, the government established the rate applicable for the OEFA Contribution, such rate being 0.13% in 2016. This payment will be made by all large and medium scale mining titleholders and it is calculated on the value of the monthly costs corresponding to all their activities directly related to OEFA minus certain applicable taxes.

Sample Preparation, Analysis and Security

Diamond drill core was logged in detail for geological, structural and geotechnical information, including RQD and core recovery. Whole core was routinely photographed.  Core recovery was recorded for all drill holes. Core recovery is generally 90-95% or higher and infrequently <80%. The lower recoveries occur mainly in the more weathered, upper parts of the deposit.

Core samples are generally 2 m long, with sample breaks corresponding to geologic contacts. Core has not been orientated for structural measurements, except for 18 holes drilled for the Phase II geotechnical program in 2012. Sampling of core from exploration programs prior to 2011 consisted of chiselling the core in half. It has been noted that when the core had been split using the chisel method, the remaining half core was completely fractured, and that silicified core was generally not well split or sampled using this technique. The standard procedure for core sampling from 2011 onwards consists of cutting the core lengthways, with a diamond saw, with half-core is sent for assay.

Diamond core samples are numbered and collected in individual plastic bags with sample tags inserted inside. Each sample batch is made up of approximately 73 samples, including three quality control blanks, three standards and three field duplicates. Each work order consists of a rice bag with samples along with an order list of which one copy is sent to the laboratory in Lima and another copy retained on site. Bags are closed with tie-wraps.

Reverse circulation drill cuttings were logged for geological features. Reverse circulation samples were collected at 2 m intervals and quartered in riffle splitters. Sub-samples weighing approximately 6 kg were collected in cloth-lined sample bags. The quality control insertion rate is identical to the core sampling procedure.

Reference material is retained and stored on site, including half-core, photographs generated by diamond drilling, duplicate pulps and pulps of all submitted core and reverse circulation samples. All pulps are stored at the La Arena core shed.

The sample preparation methods for the samples submitted prior to 2003 are not documented. Since 2003 the sample preparation method consists of digitally weighing the samples, drying the samples to a maximum of 120ºC (for wet samples), crushing the samples to 70% passing 2 mm (10 mesh), riffle splitting to 250 g, and pulverizing to 85% passing 75 μm (200 mesh). Subsample size of 50 g pulps are submitted for analysis.

Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50 g sub-samples. Those samples that returned grades > 5 g/t Au were analysed using gravimetric methods. For Cu, Ag, Mo, Pb, Zn, As, Sb and Bi multi-acid (four) digestion AAS is used. Hg was analysed using cold vapour AAS.  In 2010, Rio Alto changed to the primary laboratory to CERTIMIN (previously CIMM Peru), with the secondary laboratory being ALS Chemex.

Mineral Resources

Oxide Mineral Resources

The Mineral Resource estimate for the La Arena oxide gold deposit was updated on January 1, 2015 by subtracting mine depletion volumes from the Mineral Resources estimate reported in the La Arena Technical Report. As of January 1, 2016 (as disclosed in Tahoe’s January 14, 2016 news release), oxide Measured and Indicated Mineral Resources total 120.8 million tonnes at an average gold grade of 0.32 g/t, containing 1.24 million ounces of gold.  The updated Mineral Resource estimate was completed by Fernando Angeles, P.E. of Rio Alto, a Qualified Person under NI 43-101.

JANUARY 2016: SUMMARY OF OXIDE MINERAL RESOURCES

Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.4	0.31	14.2
Indicated	119.4	0.32	1,227
M + I	120.8	0.32	1,241
Inferred Resources	2.5	0.32	25
numbers may not add due to rounding

The oxide resource is reported at a cut-off grade of 0.07 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine.

Mineral Resources for the La Arena oxide deposit were estimated using approximately 35,900 drill sample composites derived from 1,156 reverse circulation drill holes and 131 diamond drill core holes, totalling 134,014 metres.

Oxide mineralization was modeled into four large low-grade domains, a higher grade series of Tilsa (sub-vertical) structures, and a lower-grade domain for the satellite Astrid deposit. The lower-grade domains use a nominal 0.05 g/t cutoff grade as a hard boundary as this appears to be a natural break in the gold population and it is below the current open pit operational cut-off grade of 0.10 g/t. Tilsa-style structures have a core (+/-1m) of very high grade but typically not well defined by drilling due to a combination of thickness and orientation of the structures. Therefore, a nominal cut-off grade of 0.5 g/t was used to ‘bulk up’ these structures into broader zones. This also facilitated more depth and strike length to the interpretations. Estimation methods used were Localized Uniform Conditioning for the low-grade oxide domains and Ordinary Kriging for the Tilsa structure domains and background material.

Data verification and the estimate of oxide Mineral Resources as reported in the La Arena Technical Report was supervised by Ian Dreyer, MAusIMM(CP) of Rio Alto, a Qualified Person under NI 43-101.

Sulfide Mineral Resources

Mineral Resources remain unchanged from those reported in the La Arena Technical Report which, in turn, were re-presented from the January 2013 Technical Report authored by Coffey Mining Consultants. Indicated Mineral Resources for the Phase II sulfide project stand at 274 million tonnes with average grades of 0.24 g/t Au and

0.33% Cu, containing 2.12 million ounces of gold and 2.0 billion pounds of copper.  There are no Measured Mineral Resources.

JANUARY 2016: SUMMARY OF SULFIDE MINERAL RESOURCES

Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Measured	—	—	—	—	—
Indicated	274.0	0.24	0.33	2,124	2,014
M + I	274.0	0.24	0.33	2,124	2,014
Inferred	5.4	0.10	0.19	18	22
numbers may not add due to rounding

The sulfide resource is reported at a cut-off grade of 0.12% Cu within an optimized undiscounted cash flow pit shell using metal prices of $1,400/oz Au and $3.50/lb Cu and updated operating cost parameters.

Mineral Resources for the La Arena Phase II sulfide deposit were estimated from samples obtained from 388 core and reverse circulation drill holes totalling 131,951 metres.

Sulfide mineralization was modeled into three domains based on geology - porphyry intrusive, sandstone, and a prominent low-angle thrust which occurs in the upper northern portion of the resource area. There are no internal grade subdomains within the geological domains. Ordinary Kriging was used to estimate the sulfide copper; gold, silver, molybdenum, and arsenic were estimated using inverse distance methods.

Data verification and the estimate of sulfide Mineral Resources as reported in the La Arena Technical Report was supervised by Ian Dreyer, MAusIMM(CP) of Rio Alto, a Qualified Person under NI 43-101.

Mineral Reserve Estimate

Oxide Mineral Reserves

The La Arena oxide Proven and Probable Mineral Reserves at January 1, 2016 total 80.3 million tonnes at an average gold grade of 0.36 g/t, containing 919 thousand ounces of gold. The updated oxide Mineral Reserves were calculated by subtracting mine depletion volumes from the Mineral Reserves stated in the La Arena Technical Report. The update to the Mineral Reserve estimate reported in the January 14, 2016 press release was completed by Fernando Angeles P.E. of Rio Alto, a Qualified Person under NI 43-101. A summary of the La Arena oxide Mineral Reserves at January 1, 2016 is provided in the following table:

JANUARY 2016: SUMMARY OF OXIDE MINERAL RESERVES

Classification	Ore Type	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven	Sediments	0.1	0.42	1.4
	Intrusive	1.3	0.31	12.8
Total Proven		1.41	0.31	14.2
Probable	Sediments	69.4	0.38	839.6
	Intrusive	9.5	0.21	65.2
Total Probable		78.9	0.36	904.8
P+P	All Ore Types	80.3	0.36	919.0
numbers may not add due to rounding

Oxide Mineral Reserves have been constrained to the final pit design based on an optimized pit shell. The Mineral Reserve has been estimated with Measured and Indicated oxide Mineral Resources only. The pit optimization input parameters used are listed in the table below.

Pit Optimization Parameters for Oxide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost Sediments (direct & indirect)	$/t mined	2.08

Processing Parameters	Units	Value
Ore processing rate	Mt/y	13
Processing Cost Sediments	$/t leached	1.55
Processing Cost Intrusive	$/t leached	1.55
General & Administration Cost	$/t leached	1.22
Gold leaching recovery intrusive	%	83
Gold leaching recovery sediments	%	86

Economics Assumptions	Units	Value
Gold price	$/oz	1,200
Payable proportion of gold produced	%	99.9
Gold Sell Cost	$/oz	12.37
Royalties	%	1

Intrusive ore hosted within the oxide cannot be separated as a different ore type for processing, as it needs to be blended with sediments in order to be leached effectively. Mineralization within the colluvium was not included in the Mineral Reserve due to the cost of moving the national highway. However, mineralized colluvium inside the Calaorco Pit was included in the Mineral Reserves as sediments. The colluvium deposit is a small shallow unconsolidated deposit of approximately 2.0 million tonnes grading 0.34 g/t gold and is located immediately southeast of the main Calaorco Pit.

Sulfide Mineral Reserves

Mineral Reserves for the La Arena Phase II sulfide project remain unchanged from those reported in the La Arena Technical Report which, in turn, were re-presented from the January 2013 Technical Report authored by Coffey Mining Consultants.  Probable Mineral Reserves for the Phase II sulfide project using a cut-off grade of 0.18% copper are 63.1 million tonnes with average grades of 0.31 g/t Au and 0.43% Cu, containing 633 thousand ounces of gold and 579 million pounds of copper.

JANUARY 2016: SUMMARY OF SULFIDE MINERAL RESERVES

Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Proven	—	—	—	—	—
Probable	63.1	0.31	0.43	633.2	579.4
P+P	63.1	0.31	0.43	633.2	579.4
numbers may not add due to rounding

The La Arena Phase II sulfide Mineral Reserve estimate was completed under the supervision of Linton J. Kirk, FAusIMM(CP) of Kirk Mining Consultants (January 2013 Technical Report by Kirk Mining Consultants).  The restatement of the sulfide Mineral Reserve estimate in the La Arena Technical Report was authored by Tim Williams, FAusIMM, of Rio Alto.  Mr. Kirk and Mr. Williams are Qualified Persons under NI 43-101.

When calculating the reserve for the sulfide resource a small CAPEX constrained project was considered with strict financial hurdles. The resulting reserve at this stage is only a small portion of the total resource. The main economic assumptions used in the sulfide pit optimisation are presented in the table below.

Pit Optimization Parameters for Sulfide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost	$/t mined	1.92

Processing Parameters	Units	Value
Ore processing rate	Mt/y	6.57
Processing Cost	$/t milled	4.61
Process Copper Recovery Range	%	75.9 - 92.0
Process Gold Recovery Formula	%	29.5 – 45.5
General & Administration Cost	M$/y	22.6

Economics Assumptions	Units	Value
Copper price	$/lb	3.0
Payable proportion of copper produced	%	96.5
Copper Sell Cost	$/lb	0.37
Gold price	$/oz	1,200
Payable proportion of gold produced	%	88.6
Gold Sell Cost	$/oz	8.0
Royalties	%	1.0

Production

Operations on site are currently exploiting the oxide gold reserve. Oxide ore has been mined from Calaorco and Ethel pits, with the Ethel pit now being exhausted. Ore is truck dumped in 8 m lifts onto the dump leach pad, with no crushing or agglomeration required prior to irrigation. The open pits are mined by conventional drill and blast, load and haul methods in 8 m high benches. Loading is with 170 t face shovels and a fleet of predominantly 92 t dump trucks. The table below shows the historical ore and waste production since the operations began in 2011 through the end of 2014.

Historical Mine Production

	Ore Mined			Waste	Total Tonnes
Year	tonnes	Au (g/t)	Ozs	tonnes	tonnes
2011	3,663,752	0.88	103,547	4,182,371	7,846,123
2012	8,266,964	0.82	217,128	12,953,447	21,220,411
2013	13,811,137	0.60	268,223	22,997,357	36,808,494
2014	15,274,666	0.52	256,375	17,332,132	32,606,798
Total	41,016,519	0.64	845,273	57,465,307	98,481,826

Cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 m north of the leach pad. The plant currently has the capacity to treat 36,000 t/d of ore. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electrowinning cells where a cathode is used to produce a fine-grained precipitate. The precipitate is filtered and dried at approximately 420 degrees Celsius, which also evaporates the mercury, which is then captured for later disposal. This dried precipitate is smelted to produce doré bars of approximately 80% Au.

A summary of processing for the project through the end of 2014 is presented in the table below. Ore dumped in the leach pad may differ from actual mined ore tonnes due to ore rehandle from the stockpile to the leach pad.

Leach Pad Statistics

Year	Ore Dumped (tonnes)	Head Au Grade (%)	Ounces Au Dumped (oz t)	Ounces Au Poured (oz t)	Recovery (%)
2011	2,466,882	1.01	80,452	51,145	77.0%
2012	7,964,954	0.84	214,090	201,733	86.8%
2013	13,148,713	0.62	261,232	215,395	85.6%
2014	16,232,916	0.50	263,940	222,492	86.1%
Sub-Total 2012-2014	37,346,583	0.62	739,262	639,620	86.1%
Total 2011 - 2014	39,813,465	0.64	819,714	690,765	85.2%

Capital and Operating Costs

Oxide Gold Project

The capital cost of the oxide were estimated by Rio Alto based on current operations. Annual capital cost estimates are detailed in the table below.

Annual Capital Cost for Oxide Gold Project (in ‘000 US$)

	Capex Additions for Oxide Gold Project (‘000 US$)
	2015	2016	2017	2018	2019	2020	Total
Construction	17,259	24,712	2,300	12,600	—	—	56,871
Plant	2,166	8,012	—	—	—	—	10,178
Community Relations	2,560		—	—	—	—	2,560
Permits & Engineering	1,396	—	—	—	—	—	1,396
Other Capex	2,103	2,000	—	—	—	—	4,103
Road Diversion	—	—	7,000	8,000	—	—	15,000
Land Purchases	14,548	—	—	—	—	—	14,548
Total Capex	40,032	34,723	9,300	20,600	—	—	104,656

Annual Operating cost estimates for the oxide gold project, broken down by major element, are detailed in the table below.

Annual Operating Cost for Oxide Gold Project (in ‘000 US$)

Total Operating Costs and Operating Profit (‘000 US$)

	2015	2016	2017	2018	2019	2020	Total
Net Revenue	257,284	222,737	212,365	187,506	181,111	171,881	1,232,884
Total Operating Expenses	117,967	137,879	141,303	127,538	126,869	98,758	750,314
Closure Expenditures	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Operating Profit (EBITDA)	137,817	83,358	69,562	58,467	52,743	71,624	473,570
Operating Profit Margin	53.57%	37.42%	32.76%	31.18%	29.12%	41.67%	38.41%

Sulfide Copper Project

An overall summary of operating costs for the sulfide project is presented in the table below.

Total Operating Cost Summary for the Sulfide Project

Units Cost
MINING
Mining Direct Cost ($ / t mined)	1.32
Mining Maintenance ($/mined)	0.02
Mining Indirects ($/mined)	0.60
PROCESSING
Power	1.73
Reagents & Consumables	1.30
Labour	0.66
Maintenance & Mobile Equipment	0.93
Total Processing Cost ($ / t milled)	4.61
GENERAL AND ADMINISTRATION	$22.6 M/y

Ausenco estimated an initial CAPEX of US$314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including $40 million for mine closure), for the 63Mt starter project.

The sensitivity analysis on the NPV and IRR for the sulfide project is shown in the table below:

Sensitivity Analysis for the Sulfide Project

	After Tax NPV
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574

	After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

Interpretation and Conclusions

The increase in the gold oxide Mineral Resource is primarily due to the definition of extra resource to the west and at depth in Calaorco, as a direct result of the 2014 drilling program.

Oxide Mineral Reserves have increased due to the physical extension of the mineralization of the oxide deposit reflected in the new Mineral Resource estimates. The gold price of US$1,200 per ounce was not changed from the previous estimates and only costs were updated based on the performance of the year 2014.

The La Arena Mine continues to exceed budget expectations due to positive grade variances between resource models and mining, and the definition of additional resources at the mine.

The sulfide project reserve pit at 63 Mt is the starter pit which provides 10 years of steady mill feed at 18,000 tpd to the processing plant. The trade-off analysis conducted in Section 15 shows that this pit size represents the best discounted value for the project with lowest CAPEX. However, this pit is only a portion of a potentially larger pit from the 274 Mt resource.

Recommendations

Oxide Gold project

The La Arena Technical Report contained the following recommendations:

•                                          Define the northern strike extensions to the current gold oxide Resource through ongoing RC infill and extensional drilling;

•                                          Review the mine production plan for the sulfide project and smooth the total rock moved per period. An opportunity to reduce the peaks and lows on the mine production schedule was identified which allow better equipment utilization;

•                                          Carry out additional leaching test on blended material as an opportunity exists to optimize stockpiling with a detailed schedule;

•                                          Carry out carbon adsorption tests with pregnant liquor from leaching tests in order to identify carbon loading capacity when high copper ore is leached;

•                                          Conduct additional variability flotation tests at optimized conditions with new samples from drill holes samples inside the current pit design;

•                                          Conduct leaching tests of pyrite concentrate and cleaner scavenger tailings using a regrinding stage to determine if economic recovery of gold from these streams is feasible;

•                                          Future plant investigations may include gravity gold recovery tests on the cleaner scavenger tailings to determine if gold losses in tailings can be reduced and to produce a gravity concentrate that can be combined with the final copper concentrate;

•                                          Perform additional testing on the sulfide waste rock facilities to better refine their physical and mechanical properties to further develop the stacking and the PAG waste rock encapsulation and leachate collection strategy;

•                                          Revise the Calaorco tailings feasibility study to incorporate the changes in Calaorco pit geometry;

•                                          Complete purchasing the land required for the gold oxide project, for the public road deviation, and continued land purchases for the sulfide project;

•                                          Update the site closure plan the new details of the proposed Sulfide operation; and

•                                          Revise the detailed re-logging of the sulfide deposit, in 2015, and determine if a more selective model can be constructed with sufficient geological confidence to potentially lift grade and therefore advance the project further.

Capital Cost - La Arena Phase II

The La Arena Technical Report also includes the pre-feasibility study on La Arena Phase II (identified in the La Arena Technical Report and the reproduction of the Executive Summary section of the La Arena Technical Report above as the “Sulfide Copper Project”). The initial CAPEX for La Arena Phase II is estimated at US$314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including $40 million for mine closure), for the 63Mt starter project.

The initial capital cost estimate is summarized in table below, with all costs stated in US dollars with no provision for forward escalation of any costs. The base date of the estimate is the fourth quarter of 2014.

Initial Capital Estimate Summary

WBS	Level 1 Description	Total (Million) US$
2000	Mining	$0.9
3000	Process Plant	$125
4000	Site Services and Utilities	$11.3
5000	Site Infrastructure	$44.5
7000	Project Preliminaries	$32.3
8000	Indirect Costs	$54.5
9000	Owner’s Costs	$17.0
8800	Provisions	$28.6
Grand Total		$314

For the economic model, a sustaining CAPEX of 2% of the process plant, 1% of the site services and 1% of the internal infrastructure was allocated annually to the project cash flow. Additionally, the following items were included:

•                                          US$27.1 million were split between in years 4 and 6 for waste dump expansion;

•                                          US$4.0 million for liners on Calaorco tailings facilities;

•                                          US$3.1 million for contingency on Sustaining Capital; and

•                                          US$40.0 million for mine closure on year 11.

A total Sustaining Capital of US$61.2 million and Mine Closure of US$40.0 million dollar are included in the financial model.

Economic Analysis

Oxide Mineral Reserves at La Arena Gold Oxide Mine

As there has been a material change in Oxide Mineral Reserves at the La Arena Mine, the La Arena Technical Report also discloses revised economic results due to this material change.

The Annual Cash Flow and Net Present Value (at a 5% discount rate) are presented in the table below. The economics results show robust financial results for the La Arena Mine with positive outcomes for all periods and a total cash flow of US$218.6 million or a discounted value of US$180.5M. The table below shows annual net cash flow and the corresponding cumulative figures.

Net Cash Flow

Net Cash Flow (After-Tax) (‘000 US dollars)

	2015	2016	2017	2018	2019	2020	Total
Pre Tax Cash Flow	59,296	48,635	60,262	37,867	52,743	71,624	330,426
Taxes	42,630	20,097	12,854	9,171	9,986	17,085	111,823
After Tax Cash Flow	16,666	28,538	47,408	28,696	42,757	54,539	218,603
Cumulative Cash Flow	16,666	45,203	92,611	121,307	164,064	218,603
Net Present Value (5%)	15,872	25,885	40,952	23,609	33,501	40,698	180,517
Cumulative NPV (5%)	15,872	41,757	82,709	106,318	139,819	180,517

The effects of changes in the major project assumptions and estimates used in the La Arena Technical Report were evaluated using the traditional approach of assessing variations in the metal prices, grades, operating cost, CAPEX and metallurgical recovery. The analysis was carried out by changing the input parameters within the cost model and assessing the NPV (at a 6% discount rate). A +/-10% range was used as shown in the table below.

Sensitivity Analysis on the NPV

Sensitivity Analysis on the 5% NPV (‘000 US dollars)

	Low Range (-10%)	Base Case	High Range (10%)
	Gold Price of US$1,150
Inputs Variance (US$)	1,035	1,150	1,265

NPV (5%)	114,317	180,517	245,781
	Grade Avg of 0.39
Inputs Variance(g/t Au)	0.35	0.39	0.42

NPV (5%)	114,552	180,517	245,565
	Opex Avg of $3.00 /tonne mined
Inputs Variance (/tonne mined)	$2.70	$3.00	$3.30

NPV (5%)	244,266	180,517	116,767
	LOM Capex Avg of $107,582M
Inputs Variance	$96,824	$107,582	$118,340

NPV (5%)	190,256	180,517	170,778
	LOM Recovery Avg of 83.99%
Inputs Variance	75.59%	83.99%	92.39%

NPV (5%)	114,552	180,517	245,565

Sulfide Reserves at La Arena Phase II

As previously stated, a CAPEX of US$314 million is estimated for the processing plant and all associated infrastructure for La Arena Phase II. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including US$40 million for mine closure).

The sensitivity analysis on the NPV and IRR for La Arena Phase II is shown in the table below:

Sensitivity Analysis on the NPV and IRR (Sulfide Project)

	After Tax NPV
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574

	After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

Mining Operation

Ongoing mining of the oxide deposits are by local mining and civil contractor (STRACON GyM) under an alliance agreement style contract. Currently, the material is drilled and blasted on 8 m high benches using 155 mm or 171 mm diameter blastholes and a moderate powder factor (0.42 - 0.61 Kg/bcm). Loading of ore and waste is with diesel powered backhoes, face shovels and excavators into 92 t payload rigid frame dump trucks. The ore is then hauled to the dump leach pad and waste is hauled to the waste dump.

The operating experience in the oxide pit has shown a consistent drill penetration rate between ore and waste. In addition, the deeper benches have not shown any changes to the mechanical properties of the rock mass. The unconfined compressive strength (UCS) varies from 60 Mpa in high alteration areas up to 120 Mpa in the bedrock. The average penetration rate is 43 m/h which approximately corresponds to a UCS of 100 Mpa.

The mine is being developed using a conventional load and haul truck open pit mining method. Ore grade control has been considered in the mining method, so proposed mining will be conducted in 8 meter benches to minimize dilution and ore losses. The operative bench height is in the order of 10 meters due to the swell factor applied after the blasting.

Oxide Process Plant

Gold is recovered at the La Arena Phase I project via dump leaching. In 2014 ore was mined from two pits; Calaorco and Ethel. Mined material is trucked to pads where it is dumped to form lifts. The lifts are irrigated with sodium cyanide solution. As the solution passes through the lifts gold is dissolved. Pregnant solution discharges from the lifts and flows into a pregnant (gold enriched) solution pond.

The existing oxide gold leach project includes an open pit, two waste dumps, a fully lined leach pad, a pregnant liquor solution pond, a major events pond (storm water catchment), an ADR processing plant and sundry facilities. Access to all these facilities is on dual lane gravel roads.

Sulfide Process Plant

The process plant design as envisioned in the La Arena Technical Report incorporates an open-air layout that minimizes overhead cranage requirements by maximizing accessibility for mobile cranes for maintenance. This layout has taken account of the site topography and limits imposed by the preliminary locations of the pit, stockpiles, and waste dumps.

The concentrator will use a conventional processing flow sheet and industry standard equipment. Concentrator operations will be monitored using a control system from a centrally located control room. Sampling and stream assay monitoring will be via an automated system linked to the control system.

The process plant and associated service facilities will process ROM ore delivered to the primary crusher to separate a copper/gold flotation concentrate from tailings. The proposed process encompasses crushing and grinding of the ROM ore, rougher flotation, regrinding and cleaner flotation. Concentrates will be dewatered on site prior to being trucked to the port for shipping to third-party smelters.

Infrastructure design for the sulfide project has been based upon information supplied to Ausenco by La Arena and Montgomery & Associates. Water flows used in the design for the facilities are based on the water balance provided by Montgomery and Associates, Technical Memorandum, “Revised Water Balance for the Starter Pit”, issued on 22nd May 2014. The water balance is based on using the Calaorco Pit as the Tailings Storage Facility (“TSF”) for the first five years of operation. Other mine facilities incorporated in the water balance are the North Starter Pit, Waste Dumps 1 & 2, and Leach Pad which include PLS and PGE ponds, and non-contact water ponds.  The water balance model also incorporates the effect of using the Calaorco TSF to accumulate water for four months prior to the start of sulfide operations.

Shahuindo Mine

On February 9, 2015 Tahoe and Rio Alto announced that they had entered into a definitive agreement to combine their respective businesses, where Tahoe acquired all of the Rio Alto issued and outstanding common shares by way of a statutory plan of arrangement.  The business combination was completed on April 1, 2015 with Rio Alto becoming a wholly-owned subsidiary of Tahoe.  Rio Alto owns and operates the La Arena Mine and Shahuindo development project in Peru.

A more complete description of the Shahuindo Mine may be found within the technical report entitled “Technical Report on the Shahuindo Mine, Cajabana, Peru” prepared by Tahoe and dated January 25, 2016 (the “Shahuindo Technical Report”), a copy of which is available on Tahoe’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied or extracted from the Shahuindo Technical Report. The Shahuindo Technical Report was prepared in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the Shahuindo Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the Shahuindo Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Shahuindo Technical Report. Readers are encouraged to read the full Shahuindo Technical Report.

Recent Activities at the Shahuindo Mine

Construction of the Shahuindo Mine commenced early in the second quarter of 2015, with commissioning of the mine and processing facilities initiated in the fourth quarter of 2015.  Approximately 164,000 tonnes at an average gold grade of 1.05 g/t were placed on the leach pad in November and December 2015. Plant construction advanced slightly ahead of schedule, providing the opportunity to test the desorption/electrowinning circuits, retort, and furnace in late December.  While the overall plant flow rates had not yet reached capacity, the test determined that all circuits were operating to design parameters.  The test resulted in pre-production recovery of 581 ounces of gold and 347 ounces of silver in doré.

Tahoe completed final construction of the 10,000 tpd phase one plant and infrastructure in the January 2016 and has begun the ramp-up to phase one design parameters.  Tahoe anticipates commercial production early in the second quarter of 2016.

Tahoe continues to advance design and test work to optimize the mine sequence, determine possible crushing and agglomeration requirements and scenarios for phase two operations, and provide long-term capital and operating cost estimates.  Details of this work are described in the Shahuindo Technical Report.  Concurrent with optimization studies, permitting, construction of the life of mine leach pad, and fabrication of the carbon regeneration circuit are underway; all designed to support the currently envisioned 36,000 tpd phase two production rate.

Measured and Indicated Mineral Resources for the Shahuindo oxide deposit total 143.1 million tonnes at average grades of 0.50 g/t Au and 6.7 g/t Ag, containing 2.3 million ounces of gold and 30.7 million ounces of silver.  The effective date of the Shahuindo oxide Mineral Resource estimate is April 15, 2015.  Proven and

Probable Mineral Reserves for the Shahuindo oxide mine total 111.9 million tonnes with average grades of 0.53 g/t Au and 6.85 g/t Ag, containing 1.9 million ounces of gold and 24.5 million ounces of silver.  The effective date of the Shahuindo oxide Mineral Reserve estimate is November 1, 2015.

Introduction

Tahoe prepared the Shahuindo Technical Report in respect of the following triggering events for the Shahuindo Mine:

•                                          The Mineral Resources and Mineral Reserves estimates have been updated as the result of data obtained from drilling and additional engineering studies conducted in 2014 and 2015.  Mining studies incorporate updated cost estimates and financial analyses;

•                                          Tahoe has revised the mining strategy for the Shahuindo Mine; and

•                                          Tahoe has conducted further metallurgical testing on the ore at Shahuindo and has revised the metallurgical assumptions and flowsheet for the project.

The Shahuindo Technical Report has been completed having an effective date of January 1, 2016.  The effective dates of the Mineral Resources estimate and Mineral Reserves estimate are April 15, 2015 and November 1, 2015, respectively.  Unless otherwise noted, monetary values are expressed in United States dollars ($) and units are metric. The Shahuindo Technical Report has been prepared in compliance with the disclosure and reporting requirements set forth in NI 43-101, as well as with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on December 2000 and modified in 2005 and 2010.

Introduction and Technical Report Highlights

Tahoe, through its wholly owned subsidiary, Shahuindo SAC, owns and operates the Shahuindo mine in Peru.  The Shahuindo deposit is an intermediate-sulfidation sediment-hosted epithermal gold-silver deposit which Tahoe has initiated open pit mining and heap leaching of oxide ore.  Metal recovery is by carbon-in-column adsorption-desorption-refining (“ADR”) processes which produces a gold-rich doré for sale to international refineries.

Construction of the Shahuindo mine commenced in mid-2014, with commissioning of the mine and processing facilities in the fourth quarter of 2015.  Tahoe anticipates achieving commercial production at Shahuindo in the second quarter of 2016.

Production at Shahuindo is scheduled in two phases. Phase 1 processes coarse-grain run-of-mine (ROM, i.e., no crushing required) material at an initial rate of 10,000 tonnes of ore per day (tpd) in 2016; a second adsorption column circuit will be installed in mid-2016 to increase the plant processing capacity to accommodate increased mining rates.  Phase 2 begins in 2018 and continues through the end of the current mine life with the plant capacity increased to 36,000 tpd to process mixed coarse- and fine-grain ore that requires crushing and agglomeration prior to leaching.  The phased approach enables gold production as soon as possible with minimal capital expenditure, thus generating cash flow early in the project.

The prefeasibility study supports the declaration of Proven and Probable Mineral Reserves.  The study provides economic parameters for the Shahuindo Mine from January 1, 2016 forward.

Highlights of the study include:

•                                          Measured and Indicated Mineral Resources of 143.1 million tonnes and 2.28 million oxide gold ounces at an average gold grade of 0.50 gram per tonne (g/t);

•                                          Proven and Probable Mineral Reserves of 111.9 million tonnes at an average gold grade of 0.53 g/t, containing 1.91 million ounces of gold;

•                                          Average annual gold production (i.e., gold in doré) of 78,000 ounces in the first two years of production (Phase 1) and 169,000 ounces in years three through ten (Phase 2).  Total gold produced in doré over the LOM is estimated to be 1.504 million ounces;

•                                          As of January 1, 2016, capital costs are estimated at $179.6 million for project (construction) capital and $140.7 million for sustaining capital over the LOM;

•                                          After tax net present value at a 5% discount rate (NPV5) of $318.9 million and an IRR of 40.6% with a payback period of 4.1 years at the base case metal prices; and

•                                          Exploration conducted by previous owners and by Tahoe demonstrates considerable potential to add additional gold ounces to the production profile at Shahuindo and has identified multiple exploration prospects in the district.

Mineral Resources and Mineral Resources are reported using metal prices of $1,200/oz Au and $15/oz Ag.  Mineral Resources are reported within a $1,400/oz Au pit shell at a gold-equivalent (AuEq) cut-off grade of 0.14 g/t. The financial analysis uses escalating metal prices over the LOM beginning with $1,100/oz Au in 2016 and increasing in $100/oz increments annually to $1,400/oz Au in 2019 where it remains constant through the end of the mine life.  Likewise, silver prices used are $14.75/oz in 2016, $17.25/oz in 2017, $20.00/oz in 2018, and $23.50/oz in 2019 and forward to the end of the mine life.  Silver has a negligible contribution to the mine economics.

Reliance on Other Experts

The authors of the Shahuindo Technical Report, state that the information, opinions, estimates, and conclusions contained herein are based on:

•                                          Information available at the time of preparing the Shahuindo Technical Report;

•                                          Assumptions, conditions, and qualifications as set forth in the Shahuindo Technical Report; and

•                                          Data, reports, and other information supplied by Tahoe and other third party sources.

None of the authors of the Shahuindo Technical Report are experts in verifying the legal status or ownership of mining concessions and surface lands in Peru.  As such, the authors have relied on outside independent Peruvian legal counsel to verify the validity of Shahuindo SAC’s mining concessions and surface land ownership. The following title opinions were prepared on behalf of Tahoe:

•                                          Title Opinion on the Shahuindo Mining Concessions, prepared by Pickmann and Ruiz (2015) for Tahoe Resources Inc. (unpublished); and

•                                          Title Opinion on the Shahuindo Surface Lands, prepared by Pickmann and Ruiz (2015) for Tahoe Resources Inc. (unpublished).

Property Description & Location

The Shahuindo mine is located in the district of Cachachi, province of Cajabamba, department and region of Cajamarca, Peru.  It is situated approximately 59 kilometers southeast of the town of Cajamarca and 14 kilometers west of the town of Cajabamba.  The project can be accessed from Cajabamba via a combination of asphalt, gravel and dirt roads.  Access can be gained all year round.

Mineral Tenure

The Shahuindo Mine comprises one mineral right, Acumulacion Shahuindo, which includes 26 mineral titles 100% controlled by Tahoe’s wholly owned subsidiary, Shahuindo SAC, and has an approximate area of 7,338.91 hectares.

The mining rights and surface rights are registered under the name of Shahuindo SAC in the government title registry office of La Superintendencia Nacional de los Registros Públicos (SUNARP). The mining claims have no expiry date.  All concessions are subject to an annual payment of $3 per hectare to the Peruvian government. All claims are in good standing as of the effective date of the Shahuindo Technical Report.

Shahuindo SAC has acquired 381 surface rights within the Shahuindo Mine area to date, covering a total area of approximately 2,559 hectares.  Some of these surface rights were used to relocate local land owners into new areas.  Shahuindo SAC also acquired additional surface rights outside the mining concessions for the same process of relocating land owners. Tahoe controls sufficient surface lands to accommodate the infrastructure necessary to operate the Shahuindo mining project as envisioned in the Shahuindo Technical Report.

Mineral Title Summary

Concession	Application Area (hectares)	Actual Size (hectares)	Application Method	Date of Grant
San Jose	2.83	2.83	Stake-based	July 2, 1917
Puma Shahuindo	2.33	2.33	Stake-based	July 5, 1917
Pilacones 8	601.59	58.66	Grid-based	January 29, 1998
Pilacones 7	300.8	3.45	Grid-based	November 18, 1996
Pilacones 6	1002.62	401.38	Grid-based	ApriI 9, 1999
Pilacones 5	701.82	492.35	Grid-based	April 21, 2003
Pilacones 4	100.26	20.93	Grid-based	April 1, 1996
Pilacones 3	902.36	571.15	Grid-based	August 31, 1997
Pilacones 2	701.85	246.85	Grid-based	December 30, 1997
Perdida 3	601.96	548.65	Stake-based	November 30, 1994
Perdida 2	391.11	357.92	Stake-based	August 24, 1995
Perdida 1	601.72	570	Stake-based	November 30, 1994
Nltrogeno	2	2	Stake-based	August 7, 1922
Moyan 3	280.78	280.78	Stake-based	November 30, 1994
Moyan 2	201.36	201.36	Stake-based	November 30, 1994
Moyan 1	541.48	541.48	Stake-based	February 16, 1995
Malvas	250.68	250.68	Stake-based	September 26, 1959
Malvas 92	701.904	295.07	Stake-based	August 6, 1999
Descubridora	4.25	4.25	Stake-based	June 19, 1917
Antimonlo	2	2	Stake-based	June 2, 1921
Algamarca 4	993.17	980	Stake-based	March 8, 1991
Algamarca 2B	20.33	20.34	Stake-based	February 16, 1995
Algamarca 2	200.56	200.56	Stake-based	October 31, 1994
Algamarca 1	501.35	501.35	Stake-based	April 23, 1991
Acumulaclon	802.15	797.9	Stake-based	March 31, 1987
Algamarca Selenlo	4.01	4.01	Stake-based	August 22, 1981

Shahuindo Mineral Concessions

800000
805000
810000
815000
9160000
9155000
N
LEGEND
ACCUMULATION SHAHUINDO
ALGAMARCA ANTICLINE
JRCE
MAIN ACCESS ROAD
SECONDARY ACCESS ROAD
0
1,250
2,500
5,000
Meters

Permits

The Shahuindo mine operates under an initial Environmental Impact Statement (EIA, Estudio de Impacto Ambiental) approved in 2013. The EIA was prepared according to the Ministry of Energy and Mines (MEM) requirements and complies with Peruvian regulations.

As of the effective date of the Shahuindo Technical Report, most required permits have been obtained, with the remaining permits being in the final stages of approval. The following list describes the status of the required permits for operations as of January 1, 2016:

•                                          Certificate for the inexistence of Archaeological Remains — Approval granted.

•                                          Environmental Impact Assessment (EIA) -   Approval granted.  Expansion EIA in process.

•                                          Mine Closure Plan — Approval granted

•                                          Beneficiation Concession — Approval granted.

•                                          Water usage permit — Approval granted.

•                                          Mining Plan — Final stage of evaluation with Ministry of Energy and Mines.

•                                          Operations Permits — In process; approvals expected in January 2016.

All permits and any new permits will be renewed or obtained as required. It is expected that all remaining permits required for full operations will be obtained in early 2016.

Access, Climate, Local Resources and Physiography

Access

The Shahuindo Mine is located in northern Peru approximately 970 kilometers by road north-northwest of Lima.  The project site can be accessed from Lima by traveling north on Highway 1 (Pan-American Highway) to Ciudad de Dios, then east on Highway 8 to Cajamarca.  The site is approximately 130 kilometers from Cajamarca via asphalt-paved highway (100 kilometers on Highway 3N), and gravel and dirt roads.

There are several seaports available to Tahoe for equipment import — the Port of Callao in Lima, Port of Paita (northern Peru) and Port Salaverry at Trujillo.  There are daily flights between Lima and Cajamarca on Peruvian national airlines.

Climate

Climate in the area is typical of the sierra region.  It is cold and dry during the dry season and humid during the rainy season.  Rainfall typically occurs between October and April (wet season), with occasional sporadic showers in the other months.  The average annual rainfall is about 1000mm with an extreme wet year having a rainfall of 1,550mm and an extreme dry year receiving 449mm.  The dry season months are May through September.

The average daily temperature is 15.7ºC, reaching 23.1ºC during the day and decreasing to 7.5ºC in the night.  The average minimum temperature is 9.7ºC and the average maximum temperature is 22.3ºC.

Local Resources

The Shahuindo Mine is located in an economically depressed area where subsistence agriculture is the main activity.

Manning requirements for the project are sourced according to Tahoe’s employment policy, with priority given to the local area, then expanding to the surrounding communities, including Cajabamba, whenever possible.  More experienced and technical personnel have been recruited from Cajamarca and from throughout Peru.  The project currently employs 1,310 people, with 73% of employees from within Cajamarca province.

Power for the operations will initially be from diesel generators located on site.  As the mine ramps up production, the site will be connected to the trans-national 220 kV transmission line which was recently completed and passes within 3 kilometers of the site.  It is currently planned to connect to line power in the second half of 2017, via a substation partially built by Sulliden which will require upgrading. From 2018 while processing 36 ktpd, the project will consume up to a maximum of approximately 45 million kWh of power per year.  Maximum total demand power for the project is approximately 7.4MW. When the substation is completed, it will have an installed capacity of 40 MW.

The Shahuindo heap leach project will require a water supply for mining; processing, camp and other support facilities.  Water demand will be highest during the dry season. During an average dry season, Anddes predicted the maximum water requirement to be up to 12.7 liters per second (L/s) in the dry season for the initial phase of operations (Anddes, 2015j).  From January 2018, when the project ramps up to 36 ktpd and the primary leach pad is commissioned (Pad 2B), the operating flow for leaching activities is estimated to be as high as 39.9 L/s (Anddes, 2015c).  Most of this water will be recycled through the closed circuit leach pad - pregnant solution pond - adsorption circuit - barren solution pond - leach pad.

Physiography

The Shahuindo site is located on the west side of the Condebamba River valley. The topography varies from rolling hillsides to steep ravines. Elevation across the project varies from 2,400 m above sea level to 3,600 m above sea level. The project area is classified as neo-tropical Peruvian “Yungas” by the World Wildlife Fund.

History

Legal rights to the mineral leases of Shahuindo were in dispute between 1996 and 2009.  A number of Peruvian, Mexican and Canadian companies have been involved in numerous legal processes that were eventually settled in 2009 with 100% ownership being legally registered to Shahuindo SAC (previously Sulliden Shahuindo SAC), a wholly-owned subsidiary of Sulliden Gold Corporation Ltd.

Sulliden Shahuindo SAC entered into a Transfer of Mineral Rights and Properties Contract, named Contrato de Transferencia de Propiedades Mineras, with Compañia Minera Algamarca S.A. and Exploraciones Algamarca S.A covering 26 mineral claims and 41 surface rights, which was formalized by public deed dated  November 11, 2002.

Subsequently, the vendors (Compañia Minera Algamarca SA and Exploraciones Algamarca SA), controlled by new stockholders and other companies of the same group, challenged the Transfer of Mineral Rights and Properties Contract and launched a number of judicial proceedings against Sulliden Shahuindo SAC.   Sulliden Shahuindo SAC also commenced legal proceedings to confirm their rights under this agreement and a number of other judicial proceedings to protect its title to the Shahuindo property.  In 2009, Sulliden Shahuindo SAC prevailed and maintained 100% of the mineral claims and surface rights.

In 2012, Kappes Cassiday & Associates and Mine Development Associates prepared the NI 43-101 compliant “Technical Report on the Shahuindo Heap Leap Project, Cajabamba, Peru” on behalf of Sulliden Gold Corporation which reported Mineral Resources and Mineral Reserves for the Shahuindo project.  This report has since been superseded by the Shahuindo Technical Report.

In August 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Ltd. and became the owner of Shahuindo mineral claims and surface rights under their Peruvian subsidiary, Shahuindo SAC.

In April 2015, Tahoe completed an acquisition of Rio Alto, acquiring control of Shahuindo SAC and the Shahuindo mineral claims and surface rights.  Shahuindo SAC remains as Tahoe’s wholly owned operating company for the Shahuindo Mine.

Geologic Setting and Mineralization

The Shahuindo deposit is located on the eastern flank of the Andean Western Cordillera in northern Peru, within a regional fold and thrust belt of predominantly sedimentary rocks.  The region is particularly well-endowed with mineral occurrences varying from low-to-high sulfidation systems and from porphyry through polymetallic to epithermal deposits.

Mineralization at Shahuindo is best described as an intermediate-sulfidation epithermal system, though high-sulfidation mineralization occurs at depth and in the core of hydrothermal breccias.  Oxidation of mineralization extends to a depth of 150m below surface.  In the weathered oxide facies, gold and silver are associated with the presence of jarosite and hematite.  In the underlying fresh sulfide facies, gold is typically extremely fine grained with the related mineral species not yet identified.

The principal zone of mineralization in the Shahuindo district occurs in a belt between two large-amplitude regional-scale folds, the Algamarca anticline and the San Jose Anticline.  The Algamarca anticline is upright and symmetrical with amplitude of at least 400m, whereas the San Jose fold is an asymmetric, overturned, northeast-vergent fold with a shallowly dipping axial surface and amplitude of at least 300m.  Important structural elements include fold limbs and fold axial surfaces, fold-related fractures, faults and related extension fractures, breccia dikes and irregular bodies, and igneous intrusive contacts.

Both structure and lithology control the location, shape, and orientation of the mineralization.  The mineralization is hosted within the siliciclastic sandstone-dominant Farrat Formation and the underlying sedimentary Carhuaz formation.  These sedimentary rocks have been intruded by at least three felsic stocks which tend to be located along faults and cores of anticlinal structures. In addition, the metallurgical recovery of gold is affected by lithology with the identification of five primary geometallurgical domains based on the relationship between lithology and grain size and gold recovery.  Modelling the distribution and occurrence of lithologic units / geometallurgical domains is critical to mine planning.

Deposit Type

The Shahuindo deposit formed in a predominantly intermediate-sulfidation epithermal system of probable Miocene age. Distinguishing characteristics of an intermediate-sulfidation environment include mineral assemblages indicating a sulfidation state between those of high and low sulfidation types, relatively high total sulfide content of five to 10 percent in the sulfide environment, presence of silver sulfosalts, and association with andesitic to dacitic volcanics. Magmatic associated fluids are implied.  There is no evidence of adularia at Shahuindo, thus ruling out a low-sulfidation environment.  There are some observances of enargite at depth, suggesting a mixed intermediate- to high-sulfidation system.

Exploration

Prior to 1990, exploration was conducted by Algamarca on the Shahuindo property though no public records are available to provide details of Algamarca’s work. From 1990 to 1998, Alta Tecnología e Inversión Minera y Metalúrgica S.A. (Atimmsa), Asarco LLC (Asarco), and Southern Peru Copper Corp. (Southern Peru) explored the Shahuindo Mine area, completing mapping, geochemical sampling, and reverse circulation (RC) and core drilling.

Val Dór Geofisica Peru conducted magnetic and induced polarization geophysical surveys between 2002 and 2012 on behalf of the prior owners of Shahuindo. There have been no additional geophysical surveys completed on the concession since the acquisition of the deposit by Rio Alto in 2014.

Most of the accessible underground adits located on the concession were sampled prior to 2012.  Where possible, samples were taken from the adit portal and along the accessible portion of the tunnel.  Most samples were vertical and non-continuous.  Approximately 140 small adits were sampled.

Detailed soil sampling completed by Sulliden between 2003 and 2012 revealed a series of continuous, parallel gold anomalies in the central and northern areas of the concession.  Base metal anomalies were found to the northwest and to the southeast of the concession.

The present exploration strategy at Shahuindo utilizes relatively standard exploration techniques that include detailed surface geologic mapping, surface geochemical sampling, and drill testing. The most effective exploration tool at Shahuindo has been core and RC drilling.  Samples have also been collected from underground workings in the northern portion of the project area which has seen exploitation by informal miners.

Several targets proximal to the Shahuindo deposit have been identified in the district from geophysical surveys, prior informal mining operations, surface mapping and geochemical sampling, and drilling.

The focus on the 2014-2015 work plan was to infill drill the existing resource/reserve; hence only a small amount of exploration work has been carried out on other exploration targets outside the planned pit limits during this period.

Drilling

A total of 1,039 holes drilled by Atimmsa, Asarco, Southern Peru, Sulliden and Tahoe have been used to model and estimate the resource at Shahuindo.  Reverse circulation (RC) (604 holes) and diamond drilling (435 holes) have both been carried out on the property.  The cut-off date for drill data inclusion in the resource model is April 15. 2015.  The table below is a summary of the drilling included in the resource model.

Shahuindo Drilling Summary

		Diamond Core		Reverse Circulation		Total Drill	Total
Company	Year	Number	Meters	Number	Meters	Holes	Meters
Attimsa	1992	—	—	11	744	11	744
Asarco	1994-1996	55	8,105	31	3,681	86	11,786
Southern Peru	1997-1998	16	1,818	80	9,755	96	11,573
Sulliden	2003-2012	352	72,913	248	42,477	600	115,389
Rio Alto	2014-2015	12	1,258	234	23,264	246	24,522
Total	1992-2015	435	84,094	604	79,921	1,039	164,015

The majority of the RC drilling completed by Rio Alto in 2014 and 2015 was within the current resource.  The database also includes twelve diamond core holes that were drilled for geotechnical purposes and subsequently sampled for analyses.  The majority of the drilling in the oxide domain within the resource is on a nominal 25m x 25m spacing due to the extensive RC infill programs conducted in 2014 and 2015.

Upon its acquisition of Rio Alto in April 2015, Tahoe has continued drilling diamond core and RC for infill, step-out, geotechnical, hydrology, and condemnation purposes.

From April 15, 2015 (the cut-off date for inclusion of drill data in the resource estimate) through  December 31, 2015, Tahoe continued infill drilling within the current resource and pit shell, step-out drilling to expand the resource, geotechnical, metallurgical and condemnation drilling in support of operations, and exploration drilling at the proximal San Lorenzo, La Chilca, and Choloque targets.  Post-resource drilling completed by Tahoe in 2015 includes 180 core and RC holes totaling 32,717 meters.

Six core holes and 19 RC holes totaling 5,807 meters were collared inside of the current resource boundary and pit shell to aid in geologic interpretation and confirm grade estimates in areas of wider drill spacing.  The six core holes were extended to target sulfide mineralization underlying the oxide resource.

Ten core holes and 40 RC holes totaling 12,042 meters were drilled around the periphery of the pit boundary to test for the continuation of mineralization beyond the currently defined pit extents.  The drilling successfully identified mineralization outside of the northeast and southwest margins of the pit shell that will be incorporated into mine plan.

Thirty-four drill holes (six core and 28 RC) totaling 6,114 meters were completed on the San Lorenzo, Choloque and La Chilca targets proximal to the Shahuindo resource.   The San Lorenzo and La Chilca zones are associated with northeast-trending structures that cross the northwest-trending San Jose anticline, which is the dominant control of mineralization at Shahuindo.  The northeasterly structural controls appear similar to the structural trends associated with gold-bearing veins in the nearby Algamarca district and likely represent a secondary structural control at Shahuindo.  Three core holes were drilled at La Chilca to test oxidation levels and the continuity of mineralization along this northwest-trending structure northwest of the current Shahuindo resource.

Sample Preparation, Analysis and Security

Tahoe has limited information about sample preparation and analyses for the drill programs prior to the major drill programs by Sulliden beginning in 2003.   The drilling prior to Sulliden’s work is considered to be a minimal risk to the estimate of Mineral Resources, as this dataset accounts for only 15% of the data used in the estimate and many of the holes drilled prior to Sulliden have been twinned or offset with new drill holes.

From 2003 to 2012, Sulliden’s sampling and sample dispatch for the Shahuindo project were carried out under the supervision of Sulliden staff.  Samples were sent to ALS Minerals (ALS, formerly known as ALS

Chemex) in Lima for sample preparation and analysis.  Samples were prepared and analyzed using industry-standard practices, including the use of quality assurance and quality control (QA/QC) duplicates, blanks, and assay standards.  The ALS laboratory in Lima is ISO 9001:2008 and ISO 17025:2005 certified.

Samples from Rio Alto’s 2014-2015 drill programs were analyzed by CERTIMIN (Lima).  Gold was assayed with a 50-gram fire assay using an atomic adsorption finish.  Fire assays were repeated using with a gravimetric finish for samples whose initial fire assay results were greater than 10 g/t Au.  Rio Alto employed a QA/QC program of field duplicates, blanks and assay standards.  The CERTIMIN laboratory is ISO 9001 certified for geochemical, metallurgical and environmental sample analyses.  Tahoe continues to use the CERTIMIN laboratory in Lima as its primary assay lab for its continued drilling at the Shahuindo project.

Drill core and RC sampling procedures, sample analyses, QAQC procedures and sample security employed at Shahuindo are of sufficient quality for use in the resource estimate

Data Verification

Tahoe conducted an audit of the 2014-2015 Rio Alto assay database (data through April 15, 2015) by comparing the analytical results reported in the hard copy certificates received from the laboratory (CERTIMIN) to the digital database used for the resource estimate.  Tahoe compared 100% of the gold and silver assays in the database against the laboratory certificates with no errors detected.

The QA/QC programs conducted on the Shahuindo samples and the multiple database audits are sufficient to ensure that the data used in the resource estimate is valid. While there are some discrepancies regarding the silver standards used by Rio Alto in 2014 and 2015, this is not considered material as silver has a negligible contribution to the economics of the project

Mineral Processing and Metallurgical Testing

The mineral processing and metallurgical testing that included cyanidation and flotation testing programs have been conducted on composite samples from the Shahuindo project by various companies starting in 1996.  These companies include Asarco, Compania Minera Algamarca, Sulliden, Rio Alto and Tahoe, with test work conducted at Dawson Metallurgical Laboratories, Kappes, Cassiday & Associates (KCA), Heap Leach Consultants (HLC), SGS and Tahoe’s La Arena laboratory.

Results from the cyanidation tests conducted by KCA from 2009 to 2012 and in 2014, and by Tahoe (Rio Alto) in 2014 and 2015 on core drill hole and surface composites were used in the development of the recovery and leach design parameters for use in the prefeasibility study.  The results of the testing program indicate excellent gold recoveries at both run-of-mine (ROM) and coarse crush sizes with low to moderate reagent requirements, implying amenability to heap leaching.  Silver recoveries were generally low.

Compacted permeability tests on -25mm crushed samples were conducted, both with and without cement.  The results are variable with one-third of the tests conducted in 2015 failing.  The results from KCA’s compacted permeability tests on -32mm composites conducted in 2012 indicated that mixing of the more weathered samples with competent material would be required to maintain permeability at 6 kg of cement per tonne of ore.  Two of the three KCA tests passed the compacted permeability tests at a simulated heap height of approximately 110 meters.

Maintaining heap permeability and minimizing channeling at higher heap heights constitutes a risk to the project, as additional agglomeration and compacted permeability testing is required.  Tahoe will conduct further test work on the agglomeration circuit before operations in 2018 (Phase 2).  This will include further work on maximizing recovery and determining the maximum leach pad height.

Mineral Resource Estimate

The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters.  The Mineral Resource estimate was prepared and reported in accordance with NI 43-101, and classifications adopted by the CIM Council.

Oxide Measured and Indicated Mineral Resources for the Shahuindo deposit at a 0.14 g/t AuEq cut-off grade are 143.1 million tonnes at average grades of 0.50 g/t Au and 6.7 g/t Ag, containing 2.28 million ounces of gold and 30.7 million ounces of silver.  Inferred Mineral Resources (oxide) total 2.6 million tonnes at average grades of 0.42 g/t Au and 7.4 g/t Ag; containing 36,000 ounces of gold and 626,000 ounces of silver.  Sulfide resources at a 0.50 g/t AuEq cut-off grade total 87.7 million tonnes at average grades of 0.71 g/t Au and 21.1 g/t Au; containing 2.0 million ounces of gold and 59.4 million ounces of silver.  All sulfide resources are classified as Inferred Mineral Resources.  The effective date of the Shahuindo Mineral Resource estimate is April 15, 2015.

The table below shows a summary of the Shahuindo Mineral Resources, at cut-off grades for oxide material of 0.14 g/t AuEq and sulfide material of 0.50 g/t AuEq.

Shahuindo Mineral Resources

Material Type	Resource Classification	Tonnes (M)	Au (g/t)	Ag (g/t)	Au Ounces (koz)	Ag Ounces (koz)
Oxide	Measured	96.5	0.50	6.7	1,546	20,901
	Indicated	46.6	0.49	6.5	736	9,778
	Measured and Indicated	143.1	0.50	6.7	2,282	30,679
	Inferred	2.6	0.42	7.4	36	626
Sulfide	Inferred	87.7	0.71	21.1	2,002	59,441

	Numbers may not add due to rounding

Oxide resources are reported within a $1,400/oz Au optimized open pit shell.  Gold-equivalent grades were calculated in the Shahuindo resource block model using the individual gold and silver grades for each block and metal prices of $1,200/oz Au and $15/oz Ag using the formula:

AuEq g/t = Au g/t + (Ag g/t x 15/1200)

The sulfide Mineral Resources at Shahuindo are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit.  There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide resource is reported at a 0.5 AuEq g/t cut-off using the same metal prices as used for calculating the oxide gold-equivalent values.

The drill data used for the estimate of Mineral Resources includes data from all drilling completed through April 2015.  The drill hole information includes collar location, downhole survey, assay, lithology and oxidation data.

Lithological, oxidation and structural models were created to model the distribution of mineralization to the pertinent geologic domains.  Gold mineralization domains were created using a 0.1 g/t Au cut-off; these domains were used as hard boundaries to constrain the grade estimate.  Silver values have been estimated inside the gold domains.  A suite of other elements were also modeled and estimated into the block model, including sulfur, copper, lead, zinc, arsenic, molybdenum, calcium, total iron, sodium and manganese.  The economic contribution of these elements is not material to the project.

Mineral Reserve Estimate

The Shahuindo Mineral Reserve estimate has been classified as Proven and Probable, applying applicable mining, metallurgical, economic, permitting, and other relevant factors to the Measured and Indicated Mineral Resources.  The Mineral Reserve estimate was prepared and reported in accordance with NI 43-101, and classifications adopted by the CIM Council. The Shahuindo Proven and Probable Mineral Reserves total 111.9 million tonnes of oxide material at average grades of 0.53 g/t Au and 6.82 g/t silver; containing 1.91 million ounces of gold and 24.5 million ounces of silver at a cut-off grade of 0.18 g/t Au.  Mineral Reserves are inclusive of Mineral Resources. There are no sulfide Mineral Reserves reported.  The effective date of the Shahuindo Mineral Reserve is November 1, 2015.

The Shahuindo Mineral Reserve estimate is summarized in the table below:

Shahuindo Mineral Reserve

Reserve Classification	Tonnes (M)	Au Grade (g/t)	Ag Grade (g/t)	Au Ounces (000s)	Ag Ounces (000s)
Proven	82.7	0.54	6.92	1,424	18,400
Probable	29.2	0.51	6.54	483	6,142
Proven & Probable	111.9	0.53	6.82	1,906	24,541

Numbers may not add due to rounding

Metal prices used for reporting Mineral Reserves are $1,200 per ounce gold and $15.00 per ounce silver. The Mineral Reserve estimate does not include process recovery factors or plant losses.

The cut-off grade for the Mineral Reserve was calculated from operating costs experienced at Tahoe’s La Arena Mine, the estimated metallurgical performance sourced from test work and engineering first principles.  Proven and Probable reserves include five percent dilution at zero grade and mining losses of two percent. Resources within the mine plan classified as Inferred were considered to have no economic value and have been classified as waste in the mining schedule.

Mining Methods and Mine Production Schedule

The Shahuindo Mine is an open pit heap leach operation.  The mining method used is a conventional drill/blast, shovel and dump truck operation.  The mining will be executed under an alliance style contract similar to the mining operation at Tahoe’s La Arena Mine.

The mining schedule at Shahuindo consists of two phases.  Phase 1 entails mining higher grade starter pits providing ROM material to the Phase 1 leach pads in 2016 and 2017; the average mining rates in 2016 and 2017 are approximately 15,800 tonnes of ore per day and 15,300 tonnes of ore per day, respectively. Phase 2, beginning in 2018, includes the addition of a crushing and agglomeration facility, increased plant capacity and an additional leach pad.  The mining rate in Phase 2 increases production to meet the Phase 2 plant capacity of 36,000 tonnes of ore per day, which will require an upgraded mining fleet.

The LOM production schedule as of January 1, 2016 forecasts the Shahuindo Mine to produce and deliver to the processing facilities a total of 110.9 million tonnes of ore at an average gold grade of 0.53 g/t, and average silver grade of 6.86 g/t.   The LOM plan is summarized in the table below.

Life of Mine Mining Schedule

	Unit	2016	2017	2018	2019	2020	2021
Ore Tonnes	k tonnes	5,756	5,602	10,289	13,412	13,039	12,352
Au Grade	g/t	0.68	0.54	0.64	0.48	0.48	0.51
Ag Grade	g/t	5.95	5.73	7.24	6.45	7.05	6.47
Waste Tonnes	k tonnes	4,954	4,113	21,835	18,895	19,246	19,893
Strip Ratio	waste:ore	0.86	0.73	2.12	1.41	1.48	1.61
Total Tonnes	k tonnes	10,710	9,715	32,124	32,306	32,285	32,245
Au Mined	k oz	126	97	212	206	200	201
Ag Mined	k oz	905	1,090	2,524	2,741	2,954	2,568

	Unit	2022	2023	2024	2025	Total
Ore Tonnes	k tonnes	16,066	14,405	12,732	7,236	110,890
Au Grade	g/t	0.50	0.59	0.52	0.49	0.53
Ag Grade	g/t	7.79	7.16	6.36	7.30	6.86
Waste Tonnes	k tonnes	16,395	15,922	17,497	11,106	149,855
Strip Ratio	waste:ore	1.02	1.11	1.37	1.53	1.35
Total Tonnes	k tonnes	32,461	30,327	30,230	18,342	260,485
Au Mined	k oz	258	273	215	113	1,900
Ag Mined	k oz	3,599	3,143	2,663	2,246	24,470

Processing

Gold from the Shahuindo Mine will be extracted from the ore via heap leach and then processed by carbon-in-column, adsorption-desorption-refining (ADR) operations.  The civil and geotechnical design of the leach pads were engineered by Anddes Asociados SAC; the process plant was engineered by Heap Leaching Consulting SAC, both of Lima, Peru.

The start-up production plan for the processing of Shahuindo ore is 10,000 tpd (Phase 1) with processing capacity expanded early in the second half of 2016. Average processing rates in 2016 and 2017 are about 12,200 tonnes of ore per day and 16,500 tonnes of ore per day, respectively. The process plant facilities will be further expanded in Phase 2 to 36,000 tonnes per day. The Phase 2 expansion to be implemented in 2018 will include a crushing and agglomeration circuit that includes a single-stage crusher and screen, cement and lime addition to the fines, agglomeration in belt conveyors and stacking system to place ore onto the leach pad.

The Shahuindo Mine is scheduled to produce a total of 1.504 million ounces of gold and 2.8 million ounces of silver in doré over a 10 year period. The table below summarizes the life of mine process plant throughput schedule and ounce production.

Life of Mine Process Plant Throughput

	Unit	2016	2017	2018	2019	2020	2021
Heap Leach Process Tonnes	k tonnes	4,446	6,022	11,179	13,000	13,039	12,352
Process Au Head Grade	g/t	0.79	0.52	0.60	0.48	0.48	0.51
Process Ag Head Grade	g/t	6.59	5.63	6.84	6.56	7.05	6.47
Au ounces recovered	k oz	82.6	74.1	172.9	161.8	160.0	160.8
Ag ounces recovered	k oz	65.9	76.3	294.9	328.9	354.5	308.2

	Unit	2022	2023	2024	2025	Total
Heap Leach Process Tonnes	k tonnes	13,140	13,140	13,140	11,431	110,890
Process Au Head Grade	g/t	0.55	0.62	0.52	0.41	0.53
Process Ag Head Grade	g/t	8.52	7.44	6.30	6.28	6.86
Au ounces recovered	k oz	186.5	209.5	174.5	120.8	1,503.7
Ag ounces recovered	k oz	431.9	377.2	319.6	276.9	2,834.2

Infrastructure

The Shahuindo Mine is approximately 25 kilometers by road from the town of Cajabamba and 130 kilometers by road from the town of Cajamarca.  Access from Cajamarca is via asphalt-paved highway and gravel and dirt roads.

During Phase 1 operations, power at the site will be provided by on-site diesel generation capable of sustaining 1.2 MW of power.  In 2018, power will be provided via the National Commercial Grid.  The long term power requirement for the Shahuindo Mine is 7.4MW.

All process and domestic water for the operation will be supplied from an 18,000 cubic meter rainwater run-off collection pond, a water well located 300m west of the Shahuindo open pit, and from pit dewatering which will be pumped at the beginning of the second year of operation.  Hydrogeological studies indicate sufficient water will be available to supply process and potable water requirements for the life of the mine.

At the effective date of the Shahuindo Technical Report, buildings required for the initial start-up are in place and are tailored for Phase 1 production. Some of the infrastructure from Phase 1 will be upgraded before Phase 2 production commences).

Closure

The entire facility was designed with closure in mind to the greatest extent practicable.  The facilities are designed and operated to minimize the footprints and areas of disturbance and utilize the most advanced planning and reclamation techniques available. The disturbance footprint of Shahuindo Mine site is approximately 1,348 Ha.  Reclamation will commence as soon as practical during operations by placing salvaged topsoil on outer slopes and encouraging vegetation.

Capital and Operating Costs

The operating costs for the Shahuindo Mine were calculated for each year during the life of mine using the forecasted annual production tonnages.  The mining, processing and site general and administration (G&A) costs were derived from first principals, or based on operating costs experienced at Tahoe’s La Arena Mine which is comparable to the Shahuindo Mine.

The table below includes the summary of the anticipated life-of-mine costs.

Operating Cost Summary

Operating Cost	Value
Mining Cost ($/tonne mined)	$1.91
Mining Cost ($/ore tonne mined)	$4.50
Process Plant Operating Cost ($/tonne processed)	$2.55
General Administration ($/tonne processed)	$2.23

*includes $1.42/tonne ore for crushing and agglomeration beginning in 2018

The capital expenditure requirement for the Shahuindo Mine is $320.3 million dollars beginning on 01 January 2016.  This includes construction capital of $179.6 million and $140.7 million in sustaining capital.   Capital expenditures incurred prior to 01 January 2016 are considered as ‘sunk’ costs.

The project capital is summarized in the table below.  The total project capital carried in the financial model for new construction is expended over a three year period.

Project Capital

Project Capital	$ (millions)
Mining	$27.5
Process Plant	$105.6
Other	$46.6
Total	$179.6

Economic Analysis

The Shahuindo Mine economic analysis indicates that the project has an IRR of 40.6% with a payback period of 4.1 years after taxes and an after-tax Net Present Value using a five percent discount rate (NPV5) of $318.9 M after taxes.

Sensitivity analyses were conducted using changes in metal prices, operating cost, initial capital, and recovery; the results of which are summarized in the table below.  Changes to metal prices have the greatest impact on the NPV and IRR of the project.

Sensitivity Analysis — NPV and IRR after Taxes

Variable	Change	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
Change in Metal Prices	+20%	$723,045	$508,619	$362,690	67.7%	3.3
	+10%	$597,309	$413,960	$289,289	53.1%	3.6
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$342,701	$221,333	$139,143	29.0%	4.8
	-20%	$202,022	$113,741	$54,457	17.1%	6.1

Change in	+20%	$348,725	$225,158	$141,508	29.0%	4.9

Variable	Change	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
Operating Cost	+10%	$411,022	$273,026	$179,417	34.8%	4.4
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$530,361	$363,820	$250,632	46.7%	3.8
	-20%	$588,728	$407,955	$285,031	53.1%	3.6

Change in Total Capital	+20%	$409,200	$263,661	$165,625	29.1%	4.8
	+10%	$440,142	$291,213	$190,477	34.2%	4.5
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$502,354	$346,596	$240,419	49.0%	3.7
	-20%	$533,592	$374,233	$265,224	60.2%	3.4

Change in Metal Recovery	2%	$508,599	$347,156	$237,466	44.2%	3.9
	1%	$489,905	$333,014	$226,443	42.4%	4.0
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-1%	$452,456	$304,682	$204,358	38.9%	4.2
	-2%	$433,662	$290,459	$193,265	37.2%	4.3

Shahuindo Financial Model

The life of mine base case assumptions for the Shahuindo financial model are summarized in the table below

LOM Base Case Summary - Assumptions

Production Statistics	Base Case
Mine
Ore (ktonnes)	110,890
Gold Grade (g/t)	0.53
Silver Grade (g/t)	6.86
Contained Gold (kozs)	1,900
Contained Silver (kozs)	24,470
Waste (ktonnes)	149,855
Total Tonnes Mined (ktonnes)	260,745
Processing
Ore Placed on Pad (ktonnes)	110,890
Gold Production (kozs recovered)	1,504
Silver Production (kozs recovered)	2,834
Gold Recovery	79%
Silver Recovery	12%
Revenues, Capital Cost & Operating Cost
Revenues ($000)	$2,110,507

Production Statistics	Base Case
Project Capital ($000)	$179,629
Sustaining Capital ($000)	$140,676
Mining Cost ($/tonne mined)	$1.91
Mining Cost ($/ore tonne mined)	$4.50
Process Plant Operating Cost ($/tonne processed)	$2.55
General Administration ($/tonne processed)	$2.23
Treatment & Transportation Charges ($/tonne processed)	$0.06
Total Operating Cost ($/tonne processed)	$9.28
Economic Indicators before Taxes
NPV @ 0% ($000)	$667,385
NPV @ 5% ($000)	$462,203
NPV @ 10% ($000)	$322,836
Economic Indicators after Taxes
NPV @ 0% ($000)	$471,200
NPV @ 5% ($000)	$318,863
NPV @ 10% ($000)	$215,413
IRR	40.6%
Payback (yrs)	4.1

Conclusions and Recommendations

The results of this study demonstrate that:

1.                                      The Shahuindo Mine is economically viable from January 1, 2016 through to the end of the estimated mine life, supporting the declaration of Proven and Probable Mineral Reserves;

2.                                      The Shahuindo mining strategy consists of two phases. The first phase will process ROM ore at an initial rate of 10,000 tonnes of ore per day, ramping up to an average of 12,200 tonnes of ore per day in 2016 and 16,500 tonnes of ore per day in 2017; the second phase will include a crushing and agglomeration circuit that will increase production to 36,000 tonnes per day.  The phased approach enables gold production as soon as possible with minimal capital expenditure, generating cash flow early in the project;

3.                                      The results of laboratory testing program indicate excellent gold recoveries at both ROM and moderate crush sizes with low to moderate reagent requirements, implying amenability to heap leaching.  Silver recoveries are generally low; and

4.                                      The Shahuindo district holds excellent opportunities for further discovery and definition of additional oxide and sulfide mineralized bodies that have potential to increase the resource base at Shahuindo.

The authors of the Shahuindo Technical Report recommend Tahoe to:

5.                                      Initiate field and laboratory studies investigate the potential to reduce capital and operating costs related to the Phase 2 crushing and agglomeration scheme.  Conduct pilot scale heap leach tests on the current ROM leach pad to investigate field-scale performance on composites with varying degrees of coarse-to-fines ratios. The metallurgical facilities at Tahoe’s La Arena Mine should be utilized to conduct further permeability and compaction tests;

6.                                      Investigate the ability of the siltstones and breccia with high fines content to percolate in the ROM leach pad;

7.                                      Conduct additional metallurgical testing on drill samples;

8.                                      Improve the geometallurgical model. Further refinement of the geologic model at Shahuindo will greatly aid in mine planning and scheduling, and increase confidence in the material types scheduled for delivery to the leach pad to optimize material blending schemes;

9.                                      Aggressively explore the Shahuindo district and accelerate district exploration with the goal of discovering additional resources amenable to the Shahuindo processing facility;

10.                               Evaluate the mineralized zones on the periphery of the Shahuindo deposit to expand the resource and incorporate these extensions into a new pit design;

11.                               Improve the QA/QC procedures by including a wider-range of certified assay standards, particularly assay standards at or near the operational gold cut-off grade.  Create assay blanks from coarse RC drilling rejects.  Utilize a second commercial laboratory or the La Arena laboratory for check assays of exploration samples;

12.                               Update and refine the resource estimate as additional drill hole information becomes available; and

13.                               Evaluate the economic potential of the sulfide mineralization below the Shahuindo pit.

After reaching commercial production, the authors recommend Tahoe systematically evaluate mining, processing and other surface operations to optimize processes and procedures and reduce capital and operating costs.  Examples include the following trade-off studies to evaluate:

1.                                      the potential to reduce or eliminate the requirement for the crushing and or agglomeration circuit, and the impact to metal recoveries;

2.                                      the economic benefit of implementing a secondary crushing circuit to increase recovery;

3.                                      the potential to increase the overall slope angle of the pit to increase the NPV of the project through further geotechnical and hydrogeological analyses; and

4.                                      the potential to reduce operating costs by evaluating the suitability by backfilling mined waste rock into the pit.

Description of Share Capital

As at the Record Date, there are 227,487,434 Tahoe Shares issued and outstanding. In addition, 4,305,286 Tahoe Shares are reserved for issuance upon the exercise of outstanding Tahoe Options and deferred share awards.

Tahoe is authorized to issue an unlimited number of Tahoe Shares. Tahoe Shareholders are entitled to receive notice of and attend any meeting of Tahoe’s Shareholders and are entitled to one vote for each Tahoe Share held (except at meetings where only the holders of another class of shares are entitled to vote). Tahoe Shareholders are entitled to receive dividends, if, as and when declared by the Board and, upon liquidation, are entitled to participate equally in such assets of Tahoe as are distributed to Tahoe’s Shareholders.

In connection with the Arrangement, it is expected that Tahoe will issue approximately 69,905,727 Tahoe Shares, based on the number of Lake Shore Shares and Continuing Employee Share Entitlements outstanding as at March 1, 2016, and the Tahoe Shares to be issued to GMP Securities L.P. and Canaccord Genuity Corp. in connection with their engagement as financial advisors, and assuming that: (i) all of the Lake Shore Shares outstanding as at March 1, 2016 are acquired upon completion of the Arrangement; (ii) all of the Temex Warrants and Temex Finder Options (including all underlying warrants) are exercised prior to their expiry date of March 7, 2016; (iii) all holders of Lake Shore Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Lake Shore Options in advance of the successful completion of the Arrangement; (iii) all holders of Temex Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Temex Options in advance of the successful completion of the Arrangement; and (iv) no Lake Shore Convertible Debentures are converted into Lake Shore Shares in advance of the successful completion of the Arrangement.

In addition, an aggregate of approximately 13,613,945 additional Tahoe Shares are or would be issuable as a result of the Plan of Arrangement as follows: (i) 2,662,057 Tahoe Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (ii) 10,834,528 Tahoe Shares would be issuable in the event that all of the Lake Shore Convertible Debentures are converted into Tahoe Shares prior to their maturity; and (iii) 117,360 Tahoe Shares are issuable in connection with other share issuance obligations of Lake Shore which are being assumed by Tahoe in connection with the Arrangement.

The total number of Tahoe Shares to be issued and which are issuable pursuant to the Plan of Arrangement, being approximately 83,519,672 Tahoe Shares, is equal to approximately 36.7% of the non-diluted Tahoe Shares outstanding as at the end of business on March 1, 2016.

Tahoe has applied to the TSX for approval to list the Tahoe Shares issuable in connection with the Arrangement and the listing of such Tahoe Shares will be subject to meeting the requirements of the TSX and will also be subject to Tahoe Shareholder Approval.  Tahoe will apply to have such Tahoe Shares listed and posted for trading on the NYSE and listing will be subject to Tahoe receiving approval from, and fulfilling all of the requirements of the NYSE.

Trading Price and Volume

The Tahoe Shares are listed and posted for trading on the TSX under the stock market symbol “THO”. The following table sets forth the price range (high and low) of the Tahoe Shares and volume traded on the TSX for the periods indicated.

	TSX Price Range ($)
Month	High	Low	Total Volume
March 2015	17.63	13.58	15,076,929
April 2015	17.17	13.69	27,501,129
May 2015	17.945	16.21	9,957,384
June 2015	18.65	15.07	22,120,841
July 2015	15.77	10.12	22,723,400
August 2015	13.04	9.66	23,220,224
September 2015	11.25	9.81	14,542,378
October 2015	12.75	10.10	16,956,055
November 2015	12.22	9.84	14,144,103
December 2015	12.93	11.23	14,785,408
January 2016	13.26	9.45	18,256,684
February 2016	13.42	9.92	37,051,616
March 1, 2016	12.65	11.77	907,668

The Tahoe Shares have been listed and posted for trading on the NYSE since May 8, 2012 under the stock market symbol “TAHO”. The following table sets forth the price range (high and low) of the Tahoe Shares and volume traded on the NYSE for the periods indicated.

	NYSE Price Range (US$)
Month	High	Low	Total Volume
March 2015	14.10	10.65	7,356,027
April 2015	14.20	11.15	17,701,620
May 2015	14.95	13.06	9,655,965
June 2015	15.14	12.08	40,616,772
July 2015	12.48	7.78	30,918,242
August 2015	10.06	7.32	28,498,720
September 2015	8.62	7.40	25,389,289
October 2015	9.93	7.62	27,649,240
November 2015	9.13	7.38	20,706,296
December 2015	9.67	8.05	19,658,539
January 2016	9.42	6.48	24,698,282
February 2016	9.71	7.12	34,554,944
March 1, 2016	9.37	8.78	1,180,397

Prior Sales

The following table summarizes details of the Tahoe Shares or securities convertible into Tahoe Shares issued or granted  by Tahoe during the 12 month period prior to the date of this Circular.

Date of Issuance	Number of Securities Issued	Issue or Exercise Price per Security
February 4, 2016	45,000 Common Shares(4)	$11.81
January 15, 2016	23,250 Common Shares(1)	$8.65
January 15, 2016	17,503 Common Shares(1)	$7.47
December 3, 2015	17,000 Common Shares(1)	$8.81
November 24, 2015	60,000 Common Shares(1)	$11.15
November 12, 2015	3,000 Common Shares(4)	$10.11
November 3, 2015	20,000 Common Shares(1)	$7.89
October 16, 2015	16,266 Common Shares(1)	$8.81
October 8, 2015	20,000 Common Shares(1)	$7.89
October 5, 2015	13,284 Common Shares(1)	$8.37
October 2, 2015	12,000 Common Shares(1)	$8.81
September 25, 2015	30,000 Common Shares(1)	$8.12
September 16, 2015	22,184 Common Shares(1)	$7.93
September 11, 2015	27,854 Common Shares(1)	$6.61
September 8, 2015	12,255 Common Shares(1)	$6.61
August 26, 2015	10,000 Common Shares(1)	$8.81
August 26, 2015	5,858 Common Shares(1)	$6.13
August 25, 2015	17,574 Common Shares(1)	$6.13

Date of Issuance	Number of Securities Issued	Issue or Exercise Price per Security
August 25, 2015	20,000 Common Shares(1)	$8.65
August 25, 2015	33,277 Common Shares(1)	$7.93
August 20, 2015	7,029 Common Shares(1)	$6.13
August 19, 2015	11,716 Common Shares(1)	$6.13
August 17, 2015	3,514 Common Shares(1)	$6.13
July 20, 2015	2,343 Common Shares(1)	$6.13
July 17, 2015	27,854 Common Shares(1)	$6.61
June 26, 2015	17,574 Common Shares(1)	$6.13
June 19, 2015	12,642 Common Shares(1)	$12.76
June 18, 2015	17,030 Common Shares(1)	$14.19
June 16, 2015	22,026 Common Shares(1)	$9.34
June 9, 2015	70,000 Common Shares(1)	$6.40
June 8, 2015	9,000 Common Shares(1)	$6.40
June 8, 2015	19,622 Common Shares(1)	$12.82
June 5, 2015	2,115 Common Shares(1)	$12.67
June 5, 2015	22,026 Common Shares(1)	$9.34
June 3, 2015	7,933 Common Shares(1)	$6.40
June 2, 2015	14,098 Common Shares(1)	$6.61
June 1, 2015	18,512 Common Shares(1)	$12.67
May 28, 2015	28,269 Common Shares(1)	$6.40
May 28, 2015	20,000 Common Shares(1)	$12.82
May 28, 2015	14,059 Common Shares(1)	$6.13
May 25, 2015	10,502 Common Shares(1)	$7.47
May 22, 2015	14,003 Common Shares(1)	$7.47
May 22, 2015	7,356 Common Shares(1)	$6.40
May 22, 2015	18,512 Common Shares(1)	$12.67
May 21, 2015	10,535 Common Shares(1)	$12.76
May 20, 2015	18,200 Common Shares(1)	$6.40
May 20, 2015	30,000 Common Shares(1)	$6.40
May 19, 2015	1,500 Common Shares(1)	$6.61
May 19, 2015	6,685 Common Shares(1)	$6.61
May 15, 2015	5,851 Common Shares(1)	$6.72
May 13, 2015	64,438 Common Shares(1)	$6.13
May 13, 2015	50,000 Common Shares(1)	$6.40
May 13, 2015	11,614 Common Shares(1)	$6.40
May 12, 2015	11,092 Common Shares(1)	$7.93
May 12, 2015	86,429 Common Shares(1)	$15.69
May 12, 2015	120,000 Common Shares(1)	$6.40
May 12, 2015	52,500 Common Shares(2)	$16.79
May 12, 2015	11,716 Common Shares(1)	$6.13
May 12, 2015	22,141 Common Shares(1)	$8.37
May 11, 2015	16,519 Common Shares(1)	$9.34

Date of Issuance	Number of Securities Issued	Issue or Exercise Price per Security
May 11, 2015	24,000 stock options	$16.70(7)
May 8, 2015	10,000 Common Shares(1)	$16.34
May 8, 2015	6,500 Common Shares(1)	$6.40
May 8, 2015	52,500 restricted share awards(8)	$16.79
May 4, 2015	76,694 Common Shares(1)	$12.67
May 1, 2015	36,875 Common Shares(1)	$12.76
May 1, 2015	38,910 Common Shares(1)	$11.15
April 29, 2015	64,438 Common Shares(1)	$6.13
April 24, 2015	11,669 Common Shares(1)	$7.47
April 24, 2015	40,688 Common Shares(1)	$8.65
April 17, 2015	4,667 Common Shares(1)	$7.47
April 13, 2015	16,461 Common Shares(1)	$6.40
April 13, 2015	16,462 Common Shares(1)	$6.40
April 10, 2015	19,450 Common Shares(1)	$11.15
April 9, 2015	774,637 Common Shares(3)	$3.66
April 8, 2015	962,505 Common Shares(3)	$3.66
April 8, 2015	274,102 Common Shares(3)	$3.66
April 7, 2015	1,167,000 stock options	$15.68(7)
April 7, 2015	219,000 deferred share awards(8)	$15.68
April 2, 2015	64,000 Common Shares(4)	$14.53
April 2, 2015	75,991,381 Common Shares(5)	$14.21
April 2, 2015	3,374,449 stock options(6)	$6.13 – 23.13(7)
April 2, 2015	62,667 Common Shares(4)	$15.65
April 2, 2015	11,000 Common Shares	$16.51
April 2, 2015	16,437 Common Shares(1)	$6.40
April 2, 2015	70,000 Common Shares(1)	$6.40
April 2, 2015	9,000 Common Shares(1)	$6.40
April 2, 2015	19,622 Common Shares(1)	$12.82
April 2, 2015	2,115 Common Shares(1)	$12.67
April 2, 2015	22,026 Common Shares(1)	$9.34
April 2, 2015	7,933 Common Shares(1)	$6.40
April 2, 2015	14,098 Common Shares(1)	$6.61
April 1, 2015	18,512 Common Shares(1)	$12.67
March 9, 2015	28,269 Common Shares(1)	$6.40
March 9, 2015	20,000 Common Shares(1)	$12.82
February 23, 2015	14,059 Common Shares(1)	$6.13
February 11, 2015	10,502 Common Shares(1)	$7.47

Notes:

(1)         Common Shares issued on the exercise of stock options.

(2)         Common Shares issued on the conversion of restricted share awards.

(3)         Common Shares issued on the exercise of warrants.

(4)         Common Shares issued on the conversion of deferred share awards.

(5)         These Common Shares were issued by Tahoe to the former shareholders of Rio Alto pursuant to the acquisition of Rio Alto.

(6)         These stock options were issued to the former holders of Rio Alto options pursuant to the acquisition of Rio Alto.

(7)         Reflects the exercise price of stock options.

(8)         Awards granted to directors, officers, employees and consultants under Tahoe’s share option and incentive share plan. Deferred share awards represent Common Shares that have not yet been, but will be, issued and delivered to the recipient upon the passage of time, continued employment by Tahoe or such other conditions determined by the compensation committee. Restricted share awards represent Common Shares that are issued but will only be delivered to the recipient upon the passage of time, continued employment by Tahoe or such other terms and conditions determined by the compensation committee.

Dividends and Distributions

On November 11, 2014, the Tahoe Board announced the initiation of a monthly dividend of US$0.02 per share on the Tahoe Shares. Thereafter, a monthly dividend was approved by the Tahoe Board and paid to Tahoe Shareholders for each month from December 2014 to February 2016. Tahoe plans to continue this monthly dividend subject to the discretion of the Tahoe Board.

Consolidated Capitalization

There has been no material change in Tahoe’s share and loan capital structure on a consolidated basis since September 30, 2015. Readers should refer to Tahoe’s unaudited condensed interim consolidated financial statements as at and for three and nine months ended September 30, 2015 and the audited consolidated financial statements as at and for the financial year ended December 31, 2014, including the notes thereto, and the related management’s discussion and analysis incorporated by reference herein, as well as the pro forma financial statements of the Combined Company attached as Schedule J to this Circular.

As at the end of business on March 1, 2016, there are 227,487,434 Tahoe Shares outstanding and 464,940,848 Lake Shore Shares outstanding, assuming that all Temex Warrants and Temex Finder Options (including the underlying warrants) are exercised before their expiry date. On completion of the Arrangement, and assuming that the number of Lake Shore Shares outstanding does not change, an aggregate of 69,905,727 Tahoe Shares will be issued as Consideration for such Lake Shore Shares, Continuing Employee Share Entitlements and the Tahoe Shares to be issued to GMP Securities L.P. and Canaccord Genuity Corp. in connection with their engagement as financial advisors, and the total number of Tahoe Shares outstanding will be 297,393,161 on an undiluted basis. If the currently outstanding Lake Shore Options providing for the issuance of 17,290,523 Lake Shore Shares and Temex Options providing for the issuance of 855,750 Lake Shore Shares are exercised, an additional 2,662,057 Tahoe Shares will be issued. If all of the currently outstanding Lake Shore Convertible Debentures are converted, an additional 10,834,528 Tahoe Shares which will be issued.  If all of the currently outstanding share issuance obligations of Lake Shore are assumed by Tahoe, an additional 117,360 Tahoe Shares will be issued.

Interests of Experts

With respect to technical information relating to Tahoe contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

•                  Conrad E. Huss, P.E., of M3 Engineering & Technology Corporation, Thomas L. Drielick, P.E., of M3 Engineering & Technology Corporation, Daniel Roth, P.E., of M3 Engineering & Technology Corporation, Paul Tietz, C.P.G., of Mine Development Associates, Matthew Blattman, P.E., of Blattman Brothers Consulting LLC and Jack Cadwell, P.E., of Robertson GeoConsultants prepared a technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” dated November 5, 2014 (the “Escobal Feasibility Study”);

•                  Enrique Garay, M Sc. (MAIG), of Rio Alto Mining Limited, Ian Dreyer, B.App.  Sc., MAusIMM(CP), of Rio Alto Mining Limited, Tim Williams, FAusIMM, of Rio Alto Mining Limited, Greg Lane, FAusIMM, of Ausenco Ltd., Scott Elfen, P.E., of Ausenco Engineering Canada Ltd., and Fernando Angeles, M.Eng (Min), P.Eng, of Mining Plus Peru SAC prepared a technical report titled “La Arena Project, Peru, Technical Report (NI 43-101)” dated February 27, 2015 with an effective date of December 31, 2014 (the “La Arena Technical Report”);

•                  Charles Muerhoff, SME RM, Vice President Technical Services of Tahoe, is the Qualified Person who verified all scientific and technical information in this Circular relating to updates to the Escobal Mine disclosure since the date of the Escobal Feasibility Study and relating to updates to the La Arena Mine disclosure since the date of the La Arena Technical Report; and

•                  Carl E. Defilippi, M.Sc., C.E.M., of Kappes, Cassiday & Associates, Charles Muerhoff, B.Sc., SME RM, Vice President Technical Services of Tahoe, and Tim Williams, M.Sc., FAusIMM, Vice President Operations & Peru Country Manager of Tahoe prepared the technical report titled “Technical Report on the Shahuindo Mine, Cajabamba, Peru” dated January 25, 2016 with an effective date of January 1, 2016.

To Tahoe’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Tahoe Shares or Lake Shore Shares.

The independent registered public accounting firm of Tahoe is Deloitte LLP. Deloitte has been the auditors of Tahoe since August 27, 2012. Deloitte LLP is independent with respect to Tahoe within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The independent registered public accounting firm of Rio Alto is Grant Thornton LLP. Grant Thornton LLP is independent with respect to Rio Alto within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Certain legal matters relating to the Arrangement and to the Tahoe Shares to be distributed pursuant to the Arrangement will be passed on by McMillan on behalf of Tahoe. As of the date hereof, the partners and associates of McMillan LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Tahoe Shares.

SCHEDULE H
 INFORMATION CONCERNING LAKE SHORE

INFORMATION CONCERNING LAKE SHORE

Terms not otherwise defined in this Schedule have the meanings given to them in the Circular under “Glossary”. This Schedule is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.

The information contained in this Schedule H is given as at March 1, 2016, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

Documents Incorporated By Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by writing to: Lake Shore Gold Corp., 181 University Avenue, Suite 2000, Toronto, Ontario, Canada M5H 3M7, by telephone: (416) 703-6298, by facsimile: (416) 703-7764, or by email: info@lsgold.com. These documents are also available under Lake Shore’s profile on SEDAR, which can be accessed online at www.sedar.com.

The following documents, filed by Lake Shore with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)                                 the amended annual information form of Lake Shore dated March 27, 2015 for the year ended December 31, 2014 (the “Lake Shore AIF”);

(b)                                 the audited consolidated statements of financial position of Lake Shore as at December 31, 2015 and December 31, 2014 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and December 31, 2014 and the related notes and independent auditor’s report thereon;

(c)                                  Lake Shore’s amended management’s discussion and analysis for the year ended December 31, 2015;

(d)                                 the management information circular of Lake Shore dated March 30, 2015 prepared in connection with the annual general meeting of Lake Shore Shareholders held on April 29, 2015;

(e)                                  the material change report of Lake Shore dated February 18, 2016 announcing the execution of the Arrangement Agreement dated February 8, 2016 between Lake Shore and Tahoe in connection with the Arrangement;

(f)                                   the material change report of Lake Shore dated February 18, 2016 announcing the initial NI 43-101 mineral resource estimate for the 144 Gap Deposit located in Timmins, Ontario;

(g)                                  section 1.0, sections 4.0-21.2, section 23.0 and sections 25.0-26.0 of the technical report entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada” dated February 29, 2016, with an effective date of December 31, 2015, prepared by Eric Kallio, P. Geo, and Natasha Vaz, P. Eng (the “Timmins West Technical Report”); and

(h)                                 section 1.0 and sections 4.0-26.3 of the technical report entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015, with an effective date of December 31, 2014, prepared by Eric Kallio, P. Geo, and Natasha Vaz, P. Eng (the “Bell Creek Technical Report”).

References herein to this Circular also means any and all documents incorporated by reference in this Circular. Any document of the type referred to above, any material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators filed by Lake Shore with the securities commissions or similar regulatory authorities in Canada after the date of this Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The Formation of Lake Shore

Lake Shore was formed by way of an amalgamation in the Province of British Columbia on July 7, 1987, under the name Iron Lady Resources Inc. Lake Shore changed its name to Takepoint Ventures Ltd. on August 25, 1993. On June 25, 2002, Lake Shore consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued under the Business Corporations Act (Yukon). On December 16, 2002, Lake Shore completed a business reorganization and changed its name to “Lake Shore Gold Corp.”. On June 4, 2004, Lake Shore was continued under the Business Corporations Act (British Columbia) and on July 18, 2008 was continued under the Canada Business Corporations Act (the “CBCA”). On January 1, 2012, Lake Shore amalgamated under the CBCA with its wholly-owned subsidiary, West Timmins Mining Inc.

On September 18, 2015, Lake Shore acquired Temex by way of a statutory plan of arrangement completed under the Business Corporations Act (Ontario).

Lake Shore’s head and registered office is located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada M5H 3M7. Lake Shore is a reporting issuer in each of the provinces of Canada and a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 in the United States. Lake Shore’s common shares trade on the Toronto Stock Exchange and the NYSE MKT under the symbol “LSG”.

Corporate Structure

The following table sets forth the corporate structure of Lake Shore and its subsidiaries as at the date hereof, including the name, jurisdiction of incorporation and proportion of ownership interest in each.

Company	Jurisdiction	Ownership Interest
Lake Shore Gold Corp.	Canada
LSG Holdings Corp.	British Columbia	100%
Temex Resources Corp.	Ontario	100%

Note: LSG Holdings Corp. holds no assets of Lake Shore and has been wound up for tax purposes but has not yet been dissolved.

Note: Temex holds a 100% interest in the Juby Project as well as a 60% joint venture interest (along with Goldcorp Canada Ltd (“Goldcorp”), on behalf of the Porcupine Gold Mines Joint Venture, which holds a 40% interest) in the Whitney Project.

Summary Description of the Business

Lake Shore is a Canadian-based gold producer which operates two underground gold mines, the Timmins West Complex and the Bell Creek Complex, and a central milling facility located within the Porcupine Gold Camp in Timmins, Ontario, Canada. Lake Shore also has a portfolio of undeveloped deposits and highly prospective exploration properties which support both sustainability and future growth.

Lake Shore’s Timmins West Complex is located 18 kilometres west of the centre of Timmins and hosts the Timmins West Mine and the Thunder Creek Project, an underground operating gold mine together with the 144 Gap Zone. The Timmins West Mine is an underground mining operation with production from the Timmins Deposit and Thunder Creek Deposit. Lake Shore recently released an initial mineral resource estimate on the 144 Gap Deposit which is the subject of the Timmins West Technical Report, incorporated by reference herein. See “Mineral Property — Timmins West” below.  The Gold River property is located three kilometres south of the Timmins West Mine with a deposit that currently hosts over one million ounces of inferred resources with growth potential.

Lake Shore’s Bell Creek Complex is located approximately 20 kilometres east of the centre of Timmins and hosts the Bell Creek Mine as well as Lake Shore’s milling facility. The Bell Creek Mine is an underground mining operation with production from  the Labine Deposit. The Bell Creek Complex also hosts two additional deposits, the Vogel property and the Marlhill property, as well as other exploration targets.  The central mill which is located at the Bell Creek Complex, is a conventional gold milling circuit which processes ore from both the Timmins West and Bell Creek mines.

The Fenn-Gib property is an additional gold complex located approximately 60 kilometres east of the Bell Creek Complex, and is an advanced-stage exploration project which hosts a large, near-surface deposit with excellent potential for future growth.

Through its acquisition of Temex, Lake Shore is now involved in a joint venture with Goldcorp for the Whitney Project, located adjacent to the Bell Creek Complex. The Whitney Project covers approximately 8.9 km2 of highly prospective exploration property and has the potential to add significant new resources to Lake Shore’s portfolio. In addition, Lake Shore now owns 100% of the Juby Project, a large project with a near-surface deposit located in the Shining Tree area of Northern Ontario.

Further information regarding the business of Lake Shore, its operations and its mineral properties can be found in the Lake Shore AIF and other documents incorporated by reference herein.

Recent Developments

On February 24, 2016, Lake Shore announced financial and operating results for the full year and fourth quarter of 2015, the full details of which are provided in the annual consolidated financial statements of Lake Shore for the year ended December 31, 2015 and the management discussion and analysis thereof, both of which are incorporated by reference in this Circular.

On February 8, 2016, Lake Shore announced that it had entered into a definitive agreement with Tahoe (the “Arrangement Agreement”) whereby Tahoe will acquire all of the issued and outstanding Lake Shore Shares. Under the terms of the Arrangement Agreement, all of the Lake Shore Shares will be exchanged on the basis of 0.1467 of a Tahoe Share for each Lake Shore Share (the “Exchange Ratio”). Upon completion of the Arrangement, existing Tahoe and Lake Shore shareholders will own approximately 73% and 27% of the pro forma company, respectively, on a fully-diluted in-the-money basis. The Exchange Ratio implies a consideration of $1.71 per Lake Shore Share, based on the closing price of Tahoe Shares on the TSX on February 5, 2016.

On February 8, 2016, Lake Shore announced the completion of an initial NI 43-101 resource estimate for its wholly-owned 144 Gap Zone located in Timmins, Ontario. The Timmins West Technical Report prepared in connection with this announcement is incorporated by reference herein. See also “Mineral Property – Timmins West” below.

On January 8, 2016, Lake Shore announced production results for 2015 year of 183,300 ounces sold at an average selling price of US$1,164 per ounce.  Record annual mill throughput was also achieved in 2015 with 1.3 million tonnes processed with average recoveries of 96.6%.  Production guidance for 2016 is 170,000 to 180,000 ounces at a cash operating cost per ounce sold better than US$650, all-in sustaining cost per ounce sold below US$950, and production costs, including royalties, of $125-130 million.

On December 10, 2015, Lake Shore announced that the TSX had approved its notice of intention to make a normal course issuer bid (“NCIB”) to purchase for cancellation up to $10,350,000 principal amount of Lake Shore Debentures. Lake Shore entered into an automatic purchase plan (the “ASPP”) with a broker in order to facilitate repurchases of Lake Shore Debentures under the NCIB.  Upon announcement of the Arrangement Agreement, the NCIB and the ASPP were suspended.

On November 26, 2015, Lake Shore announced the completion of a non-brokered private placement of 6,900,000 flow-through common shares sold at a price of $1.45 per flow-through common share for gross process of $10,005,000 (“FT Financing”).

On September 18, 2015, Lake Shore announced the completion of its previously announced acquisition of Temex by way of a court approved plan of arrangement. Pursuant to the arrangement Lake Shore issued an aggregate of 19,591,526 Lake Shore Shares to the former shareholders of Temex (on the basis of 0.105 Lake Shore Shares for each common share of Temex) and all of the outstanding options and warrants of Temex were deemed to have been exchanged under the arrangement for options or warrants to purchase Lake Shore Shares.

Consolidated Capitalization

There have not been any material changes in the share and loan capital of Lake Shore since December 31, 2015, the date of Lake Shore’s most recently filed financial statements.

The following table summarizes Lake Shore’s consolidated capitalization as at December 31, 2015 and should be read in conjunction with the financial statements of Lake Shore, including the notes thereto, incorporated by reference in this Circular.

As at December 31, 2015
Description	(all dollar amounts in thousands of Canadian dollars)

Lake Shore Shares	1,064,041
Equity portion of convertible debentures	14,753
Reserves	33,361
Deficit	(599,893)
Shareholders’ Equity	512,262

Description of Securities

The authorized capital of Lake Shore consists of an unlimited number of common shares. As at the close of business on the Record Date, there were 463,282,164 Lake Shore Shares issued and outstanding and as at the close of business on March 1, 2016, there were 463,785,365 Lake Shore Shares issued and outstanding.

The Lake Shore Shareholders are entitled to one vote per Lake Shore Share at all meetings of Lake Shore Shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the remaining property and assets of Lake Shore in the event of liquidation, dissolution or winding up of Lake Shore. The Lake Shore Shares have no pre-emptive, redemption, purchase or conversion rights, and there are no sinking fund provisions in relation to the Lake Shore Shares and they are not liable to further calls or to assessment by Lake Shore. The CBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied except by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Pursuant to its dividend policy, the actual timing, payment and amount of any dividends is to be determined by the Lake Shore Board from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Lake Shore Board may consider relevant. As of the date of this Circular, Lake Shore has not paid any dividends on the Lake Shore Shares.

As at the end of business on March 1, 2016, Lake Shore also has (i) Lake Shore Options outstanding for the issuance of 17,290,523 Lake Shore Shares; (ii) outstanding Temex Options providing for the issuance of 855,750 Lake Shore Shares; (iii) 73,855,001 Lake Shore Shares issuable upon the conversion of the Lake Shore Debentures; (iv) 2,574,970 Lake Shore DSUs outstanding; (v) 5,652,749 Lake Shore PSUs outstanding; (vi) 204,744 Lake Shore Shares issuable upon the exercise of the Temex Finder Options (including the underlying warrants); and (vii) 950,739 Temex Warrants outstanding. Any unexercised Temex Finder Options and Temex Warrants expired on March 7, 2016 at 5:00 p.m. (Toronto time).

Prior Sales

The following table sets forth the issuances of Lake Shore Shares and securities convertible into Lake Shore Shares during the 12-month period prior to the date of this Circular.

Date of Issuance	Reason for Issuance	Number and Type of Securities	Issue/Exercise/Conversion Price per Security ($)
March 1, 2016	Exercise of Temex Warrants	28,875 Lake Shore Shares	1.71
March 1, 2016	Exercise of Temex Warrants	49,087 Lake Shore Shares	1.71
March 1, 2016	Exercise of Temex Warrants	286,364 Lake Shore Shares	1.71
February 29, 2016	Exercise of Temex Underlying Finder Option Warrants	10,491 Lake Shore Shares	1.71
February 29, 2016	Exercise of Temex Finder Options	20,982 Lake Shore Shares	1.05
February 29, 2016	Debenture Conversion	30,000 Lake Shore Shares	1.40
February 26, 2016	Exercise of Temex Warrants	9,188 Lake Shore Shares	1.71
February 26, 2016	Exercise of Temex Options	52,500 Lake Shore Shares	1.24
February 24, 2016	Debenture Conversion	15,714 Lake Shore Shares	1.40
February 17, 2016	Private Placement	50,000 Lake Shore Shares	1.65
February 10, 2016	Debenture Conversion	9,285 Lake Shore Shares	1.40
December 24, 2015	Exercise of Stock Options	4,000 Lake Shore Shares	0.85
December 24, 2015	Exercise of Stock Options	10,000 Lake Shore Shares	0.41
December 2, 2015	Grant of Options	104,000 Lake Shore Options	0.96
November 26, 2015	Private Placement	6,900,000 Lake Shore Shares	1.45
November 5, 2015	Grant of Options	2,867,796 Lake Shore Options	1.16
September 18, 2015	Acquisition	19,591,526 Lake Shore Shares	1.15

Date of Issuance	Reason for Issuance	Number and Type of Securities	Issue/Exercise/Conversion Price per Security ($)
September 18, 2015	Acquisition	1,055,250 Temex Options(1)	n/a
September 18, 2015	Acquisition	1,324,256 Temex Warrants(2)	n/a
September 18, 2015	Acquisition	157,478 Temex Finder Options(3)	n/a
September 16, 2015	Exercise of Stock Options	50,000 Lake Shore Shares	0.78
June 15, 2015	Exercise of Stock Options	40,000 Lake Shore Shares	0.87
June 15, 2015	Exercise of Stock Options	47,300 Lake Shore Shares	0.41
June 15, 2015	Exercise of Stock Options	50,000 Lake Shore Shares	0.78
June 15, 2015	Exercise of Stock Options	68,000 Lake Shore Shares	0.87
June 11, 2015	Exercise of Stock Options	47,300 Lake Shore Shares	0.41
June 11, 2015	Exercise of Stock Options	5,000 Lake Shore Shares	0.41
June 9, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0.41
May 19, 2015	Exercise of Stock Options	125,000 Lake Shore Shares	0.41
May 15, 2015	Exercise of Stock Options	10,000 Lake Shore Shares	0.41
May 15, 2015	Exercise of Stock Options	14,000 Lake Shore Shares	0.87
May 15, 2015	Exercise of Stock Options	5,000 Lake Shore Shares	0.41
May 15, 2015	Exercise of Stock Options	10,000 Lake Shore Shares	0.41
May 14, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0.41
May 14, 2015	Exercise of Stock Options	30,000 Lake Shore Shares	0.87
May 14, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0.41
May 14, 2015	Exercise of Stock Options	30,000 Lake Shore Shares	0.87
May 14, 2015	Exercise of Stock Options	58,361 Lake Shore Shares	0.41
May 14, 2015	Exercise of Stock Options	28,000 Lake Shore Shares	0.87
May 14, 2015	Exercise of Stock Options	76,792 Lake Shore Shares	0.41
May 14, 2015	Exercise of Stock Options	67,576 Lake Shore Shares	0.41
May 14, 2015	Exercise of Stock Options	47,000 Lake Shore Shares	0.87
May 13, 2015	Exercise of Stock Options	10,000 Lake Shore Shares	0.41

Date of Issuance	Reason for Issuance	Number and Type of Securities	Issue/Exercise/Conversion Price per Security ($)
May 11, 2015	Exercise of Stock Options	23,650 Lake Shore Shares	0.41
May 8, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0.41
May 8, 2015	Exercise of Stock Options	28,000 Lake Shore Shares	0.87
May 8, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0.41
May 8, 2015	Exercise of Stock Options	15,000 Lake Shore Shares	0.87
May 7, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0. 41
May 7, 2015	Exercise of Stock Options	23,650 Lake Shore Shares	0.41
May 7, 2015	Exercise of Stock Options	12,500 Lake Shore Shares	0.87
April 30, 2015	Exercise of Stock Options	15,000 Lake Shore Shares	0.87
April 28, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0.41
April 28, 2015	Exercise of Stock Options	14,000 Lake Shore Shares	0.87
March 4, 2015	Private Placement	50,000 Lake Shore Shares	1.12
February 20, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0.41
February 20, 2015	Exercise of Stock Options	28,000 Lake Shore Shares	0.87
January 15, 2015	Exercise of Stock Options	30,000 Lake Shore Shares	0.87
January 14, 2015	Exercise of Stock Options	25,000 Lake Shore Shares	0.41

(1)	Existing Temex Options assumed upon completion of the acquisition of Temex and which provide for the issuance of 1,055,250 Lake Shore Shares upon the exercise thereof.
(2)	Existing Temex Warrants assumed upon completion of the acquisition of Temex and which provide for the issuance of 1,324,256 Lake Shore Shares upon the exercise thereof.
(3)	Existing Temex Finder Options assumed upon completion of the acquisition of Temex and which provide for the issuance of 157,478 Lake Shore Finder Units upon the exercise thereof.

Trading Price and Volume

The Lake Shore Shares trade on the TSX and on the NYSE MKT under the symbol “LSG”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Lake Shore Shares on the TSX (source: TMX Datalinx) and NYSE MKT (source: NYSE website).

	TSX			NYSE MKT
Month	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
January 2015	1.190	0.750	73,522,305	0.960	0.649	12,265,183
February 2015	1.150	1.030	27,096,908	0.915	0.820	7,849,326
March 2015	1.150	0.880	37,301,099	0.929	0.691	9,364,538
April 2015	1.230	1.000	57,957,258	1.020	0.760	8,810,658

	TSX			NYSE MKT
Month	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
May 2015	1.320	1.160	32,778,477	1.115	0.923	11,413,140
June 2015	1.380	1.160	32,763,428	1.140	0.936	8,749,801
July 2015	1.290	1.060	36,411,862	1.050	0.812	10,344,189
August 2015	1.190	0.990	29,177,875	0.910	0.750	8,004,861
September 2015	1.220	0.980	28,688,667	0.937	0.740	5,283,730
October 2015	1.270	1.070	43,849,087	0.968	0.812	6,412,728
November 2015	1.180	0.930	41,773,757	0.901	0.704	5,162,937
December 2015	1.170	0.930	43,154,514	0.848	0.700	5,438,211
January 2016	1.350	1.120	61,620,376	0.959	0.780	6,695,925
February 2016	1.940	1.240	139,120,757	1.400	0.880	23,503,855
March 1-4, 2016	1.910	1.720	17,154,976	1.430	1.270	2,453,694

The closing price of the Lake Shore Shares on the TSX and on the NYSE MKT on March 4, 2016 was $1.82 and US$1.38, respectively.

The Lake Shore Debentures trade on the TSX under the symbol “LSG.DB”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Lake Shore Debentures on the TSX (source: TMX Datalinx).

	TSX
Month	High ($)	Low ($)	Volume
January 2015	104.90	94.50	32,010
February 2015	105.50	101.50	29,270
March 2015	105.01	99.00	41,020
April 2015	107.51	103.00	45,820
May 2015	110.07	105.32	37,390
June 2015	115.00	106.49	16,920
July 2015	112.00	104.00	12,460
August 2015	106.00	101.99	11,900
September 2015	105.15	101.50	16,020
October 2015	109.00	103.44	16,540
November 2015	105.02	100.00	52,940
December 2015	104.85	99.95	19,070
January 2016	110.95	104.98	33,800
February 2016	139.00	108.50	137,290
March 1-4, 2016	136.02	126.16	7,370

The closing price of the Lake Shore Debentures on the TSX on March 4, 2016 was $132.34.

Mineral Property – Timmins West

The below summary is a direct extract and reproduction of the summary contained in the Timmins West Technical Report without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Timmins West Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Timmins West Technical Report. The Timmins West Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Timmins West Technical Report, which has been filed with the applicable regulatory authorities and is available under Lake Shore’s profile on SEDAR, which can be accessed online at www.sedar.com.

Certain sections of the Timmins West Technical Report are incorporated by reference in this Circular and the summary set forth below is qualified in its entirety with reference to the full text of the Timmins West Technical Report. The authors of the Timmins West Technical Report have reviewed and approved the scientific and technical disclosure contained in this Circular related to Timmins West.

***********************************

Summary

The Technical Report has been prepared under the direct supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng.) on behalf of Lake Shore Gold Corp. (“Lake Shore”) for the Timmins West Mine.  The Timmins West Mine  consists of mineralized zones from the Timmins Deposit, Thunder Creek Deposit, and 144 Gap Deposit.  The Mineral Resource and Mineral Reserves statements included in the Technical Report have an effective date of December 31, 2015.

The purpose of the Technical Report is to provide a summary of the total resource pool, current mine infrastructure, the life-of-mine (“LOM”) plan, and estimated mine capital and operating costs to substantiate an updated Mineral Reserve estimate for the Timmins West Mine.  The work completed to support the updated Mineral Reserves has been conducted on the Indicated Mineral Resource only, with mining, milling, and cost estimating based on actual operating experience at the Timmins West Mine and the Bell Creek Mill.

This revised Mineral Resource and Mineral Reserve statement uses data collected by Lake Shore from underground and surface diamond drilling, and underground mapping and sampling from mineralization exposed in mine openings.

Commercial production at the Timmins Deposit was announced in January 2011 and at the Thunder Creek Deposit in January 2012.  As such (and meeting gross revenue criteria), Lake Shore considers the Technical Report as being issued by a “Producing Issuer” under the definitions of NI 43-101.

It should be noted that the 144 Gap Deposit is a new discovery and Mineral Resources reported here constitute an Initial Resource Estimate.

The headframe of the Timmins West Mine is located approximately 1.1 kilometres southeast of the intersection of Provincial Highways 101 and 144, approximately 19 kilometres west of the city of Timmins.  The highways and a short site access road provide year-round access to the property.

The Timmins West Mine area includes the Timmins Deposit, Thunder Creek, and Highway-144 properties for a total area of approximately 17.1 square kilometers, or approximately 1,712 hectares.  The majority of the property is situated within Bristol Township (1,340 ha), with approximately 336 hectares located in Thorneloe Township and 36 hectares in Carscallen Township.

The Timmins Deposit portion of the Timmins West Mine consists of a block of 23 contiguous claims (totaling approximately 395 hectares) of which there are eleven (11) individual patented and surface rights claims, six (6) claims that hold a patent surface rights with leased mining rights, and six (6) claims that hold a 21 year Crown mining and surface rights lease.  The Thunder Creek Deposit portion of the property consists of 20 staked mineral claims (35 units totaling approximately 629 hectares) of which two (2) claims hold a surface rights patent and three (3) claims hold a 21 year Crown mining and surface rights lease.  The Highway-144 property consists of a contiguous block of 33 staked mineral claims (43 units) covering an area of approximately 688 hectares.

Lake Shore owns a 100% interest in most of the property, subject to underlying royalties.  The only exception is the Meunier-144 portion of the property with Lake Shore holding a 50% interest in these ten patent claims.  The claims and leases are all in good standing.

A land survey was completed in late 2015 in order to bring a boundary of 56 mining claims to lease.  With survey documents submitted to the Ministry of Northern Development and Mines  in early 2016, Lake Shore is waiting for final approval from the Office of the Surveyor General before a formal mining and surface mining rights lease application can be officially submitted.

The Timmins West Mine includes the Timmins, Thunder Creek, and 144 Gap Deposits, all of which occur along the 144 Trend, a broad and extensive structural corridor that extends to the southwest from the Timmins Deposit area.  Clearly favourable as a host to gold mineralization, this trend generally coincides with the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage (to the northwest) and dominantly southeasterly facing metasedimentary rocks of the unconformably overlying Porcupine Assemblage (to the southeast).  The contact dips steeply to the northwest, and is modified and locally deflected by folds and shear zones that are associated with gold mineralization.

Gold mineralization occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of the L4 lineation features which also plunge parallel to the lineation, including folds and elongate lithologies.  Mineralization occurs within, or along favourable lithostructural settings in proximity (within hundreds of metres) to the 144 Trend and related structures (i.e., Holmer and Rusk Shear Zones).  Mineralization comprises multiple generations of quartz-carbonate-tourmaline ± albite veins, associated pyrite alteration envelopes, and disseminated pyrite mineralization.  Textural evidence suggests that veining formed progressively through D3 and D4 deformation.  All phases of gold-bearing veins cut and post-date the Alkalic Intrusive Complex (AIC) and syenitic to monzonitic intrusions, although mineralization is often spatially associated with ore preferentially developed within these intrusive suites (Rhys, 2010).

The Timmins West Mine is accessed by a production shaft and portal/ramp from surface.  Both facilities are located near the Timmins Deposit.  Mining at the Timmins Deposit was initiated in the second half of 2009 via the main ramp from surface that had been developed to a depth of 200 vertical metres (while the production shaft was being constructed).  Mining started within the Vein Zones, Footwall (FW) Zone, and the Main Zone (MZ).  In the upper levels, mining results were largely as anticipated, with narrow quartz-tourmaline veins that returned low grade and tonnage over short strike lengths as a result of poor continuity of the mineralized zones at shallow elevations.

In 2010, mining continued in the MZ and Vein Zones from the ramp between the 140 metre and 270 metre Levels.  Mining in the upper part of the Timmins Deposit has been idle since the second half of 2011; however, the MZ remains largely untested below the 260 metre Level where some of the best drill intersections were returned from the west side of the ramp.  Following positive results from recent infill and stope definition drilling completed in the FW2A Zone, which comprises some of the largest remaining reserve blocks at the Timmins Deposit, mining in the intermediate to upper portions of the deposit (accessed via the up-ramp driven from the production shaft) is set to resume between the 480 metre and 390 metre Levels in early to mid-2016.

The first stope in the UM1 Zone from the 650 metre Level (accessed via the production shaft) was mined in the fourth quarter of 2010 and was highly successful.  Mining a number of the smaller, structural hanging-wall lenses comprising the UM complex (including the UM2 and UM1a) has also proven successful despite smaller block sizes, moderately lower grades, and complex geometries.  The positive mining results in the UM mineralization to date is a promising indicator for continued mining at depth.

From 2009 through 2015, 2.09 million tonnes at an average grade of 4.4 grams per tonne Au (295,707 ounces) have been mined from the Timmins Deposit.

Access to the Thunder Creek Deposit was gained by developing ramps from the Timmins Deposit 200 metre Level (accessing Thunder Creek Rusk Zone at the 300 metre Level) and 650 metre Level (accessing Thunder Creek Porphyry Zone at the 730 metre Level).  The Rusk horizon was intersected in July of 2010 and the Porphyry Zone in November 2010.  Access within the Thunder Creek Deposit was greatly improved with the successful “breakthrough” (connection) of the down-ramp driven from the 300 metre Level and the up-ramp driven from the 730 metre Level achieved in 2015.

From 2010 through 2015, 2.01 million tonnes at an average grade of 4.3 grams per tonne Au (278,957 ounces) have been mined from the Thunder Creek Deposit.

The 144 Gap Deposit was initially discovered in late 2014 as part of a successful surface diamond drilling campaign.  The Technical Report includes an Initial Mineral Resource estimate for the Gap, derived from both surface and underground delineation drilling.  Not currently in production, the Gap deposit is accessible via a 1,317 metre ramp and hanging-wall exploration drift (820 metre Level) driven to the southwest from the 765 metre Level at Thunder Creek.

Lake Shore has prepared an updated Mineral Resource Estimate for the Timmins West Mine which includes mineralized zones from the Timmins, Thunder Creek and 144 Gap Deposits.  The report updates the Timmins West Mine Mineral Resources as reported by Lake Shore in March 2015.  The estimate for the Timmins West Mine is based on historical diamond drilling dating back to March 1984 and drilling completed by Lake Shore between July 2003 and the date of databases being closed for the current estimate.  The database closure date was November 20, 2015 for the Timmins Deposit, November 23, 2015 for the Thunder Creek Deposit and in very early 2016 for the 144 Gap Deposit.  A total of 1,613 drill holes intersected mineralization and were used to estimate Mineral Resources for the Timmins Deposit with 1,068 drill holes used in the Thunder Creek Estimate and 167 used in the 144 Gap Deposit estimate.

The Timmins West Mine Mineral Resource totals 5.77 Mt at 4.87 gpt Au, amounting to 902,600 ounces of gold in the Indicated Mineral Resource category and 2.67 Mt at 5.00 gpt Au amounting to 429,300 ounces of gold in the Inferred Mineral Resource category. Subdivision of the Mineral Resource between the Timmins, Thunder Creek, and 144 Gap Deposit is tabulated in Table 1.1.

The Mineral Resource for the Timmins Deposit is modeled as 77 sub-zones which refine the broader mineralized Ultramafic, Footwall and Vein Zones.  The Thunder Creek Deposit is divided into 18 sub-zones which refine the broader Rusk and Porphyry Zones, while the 144 Gap Deposit is divided into nine zones including the Main, East, Hwy EXT, HW and FW1, FW2, FW3, FW4 and FW5 Zones.

Mineral Resources were estimated using a total of 291 holes (176,332 meters) with 146 holes ( 141,680 meters) being from surface drilling and 145 holes ( 34,652 meters) being from underground platforms established from the new exploration drift near the 820 Level.  The diamond drill hole data base has been subjected to verification and is considered to be robust and of adequate quality for the estimation of Mineral Resources.

Confidence in the assay data was achieved through a quality control program which involved routine insertion of blanks, standards and duplicate data into the drill hole sample stream which indicates no significant bias and adequate precision and reproducibility of results.  The diamond drill assay data is considered of adequate quality for the estimation of Mineral Resources.

Estimation was completed using the Inverse Distance Squared interpolation method with an anisotropic search.  All gold assays were capped with capping limits varying by zone between 20 and 120 gpt.  A minimum mining width of 2.0 metres was assumed and only samples within a mineralized zone were used for estimation of the zone.  A long-term gold price of US$1,100 per ounce and an exchange rate of US$0.90/$CAN is assumed.

The mineralized zones defined and used for estimation of Mineral Resources are focused on material grading 2.6 gpt with lower grade material included for internal continuity.  For the purposes of the Technical Report, a base case using a cut-off grade of 1.5 gpt Au is reported for the Timmins and Thunder Creek Deposit in order to maintain continuity within each zone.  For the 144 Gap Deposit a cut-off grade of 2.6 g/t is used.

TABLE 1.1:         TIMMINS WEST MINE MINERAL RESOURCE ESTIMATE ABOVE COG

In-Situ Resource Above Cut-Off Grade (COG)

	Tonnes	Grade	Ounces
Timmins Deposit @ 1.5 g/t COG*
Indicated	1,816,000	5.08	296,000
Inferred	606,000	4.75	92,600
Thunder Creek @ 1.5 g/t COG**
Indicated	2,225,000	4.27	305,700
Inferred	151,000	3.62	17,500
144 Gap Deposit @ 2.6 g/t COG
Indicated	1,734,000	5.41	301,700
Inferred	1,914,000	5.19	319,200
Total Timmins West Mine
Indicated	5,775,000	4.87	903,400
Inferred	2,671,000	5.00	429,300

* Includes Timmins Deposit Broken Ore + Stockpile

** Includes Thunder Creek Deposit Broken Ore + Stockpile

1.        Mineral Resource estimates have been classified according to CIM Definitions and Guidelines.

2.        Mineral Resources are reported inclusive of Mineral Reserves.

3.        Mineral Resources incorporate a minimum cut-off grade of 1.5 grams per tonne gold for the Timmins and Thunder Creek Deposit and 2.6 grams per tonne gold for the 144 Gap Deposit.

4.        Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.

5.        Cut-off grades assume mining, G&A and trucking costs of up to $74 per tonne and/or processing costs of up to $22 per tonne. Assumed metallurgical recoveries are 97.0%.

6.        Mineral Resources have been estimated using Inverse Distance Squared estimation method and gold grades which have been capped between 20 and 120 grams per tonne based on statistical analysis of each zone.

7.        Assumed minimum mining width is two metres.

8.        The Mineral Resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

9.        Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred.  As a result, totals may not add exactly due to rounding.

The drilling, development and mining completed since the last Mineral Resource/Mineral Reserve update in March 2014 indicates a significant increase in Mineral Resources including an addition of 208,800 ounces to the Indicated Mineral Resource category and 169,700 ounces to the Inferred Mineral Resource category.

The bulk of this increase is due to the addition of the new 144 Gap Deposit Mineral Resource.  This accounts for an additional 301,700 ounces in the Indicated Mineral Resource category and 319,200 ounces in the Inferred Mineral Resource category.

Indicated Mineral Resource at the Timmins Deposit remain largely unchanged while Inferred Mineral Resources show a decrease of 132,800 ounces due mainly to conversion of Inferred Mineral Resources to Indicated Mineral Resources through additional diamond drilling.

Indicated Mineral Resources at the Thunder Creek deposit have decreased due to mining production.  Only a small portion of the Mineral Resources at Thunder Creek remains in the Inferred Mineral Resource category.

Sensitivities to cut-off were run at 1.0 gpt increments of gold grade from 1.00 gpt to 5.00 gpt. Continuity at levels at and below a 2.6 gpt cut off grade is reasonable but sharply reduced at higher levels which imply the stated Mineral Resources at these higher levels may be difficult to achieve without a very selective mining approach or incorporating a significant amount of internal dilution.

Several steps were taken in order to review and validate the current block model and reported results which included: comparison of solid and block model volumes, comparison of the block model against diamond drill results, checking with nearest neighbor methods and comparisons with recent production data with no significant issues identified.  A review was also carried out by SGS Canada to verify certain aspects of the Mineral Resource estimate for the Timmins West, Thunder Creek, and 144 Gap Deposits including database integrity, parameters used in defining zones, grade capping, search ellipse dimension and orientations, and degree of smoothing. Based on the review of the Mineral Resource estimate, SGS concludes that “No significant anomalies were identified during this review and we have no reason to expect any bias or error in the overall estimate for this deposit.”

Subsequent to the closing of the Timmins Mine, Thunder Creek, and 144 Gap Deposit databases, additional drilling totaling 47 holes (10, 134 metres) were completed.  The results from these holes generally confirm the original work and highlight opportunities for Mineral Resource expansion.

All ore mined from the Timmins West Mine has been, and will continue to be processed at Lake Shore’s Bell Creek Mill.  The Bell Creek Mill is located approximately 6.5 kilometres north of Highway 101 in South Porcupine, Ontario.  The Timmins West Mine ore is loaded into surface haul trucks at the Timmins West Mine and hauled to the mill (approximately 56 kilometres one-way).  The Bell Creek Mill is a conventional gold processing plant utilizing cyanidation with gravity and CIP recovery.  Mill throughput is approximately 3,000 tonnes per day and recovery is approximately 97% for the Timmins West Mine ore.

Previous technical reports issued for the Timmins West Mine (combined Timmins Deposit and Thunder Creek Deposit) include an updated Mineral Reserve estimate completed February 21, 2014, “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” prepared by Erik Kallio (P. Geo.) and Natasha Vaz (P. Eng.) a prefeasibility study (PFS) completed in May 2012, “43-101 Technical Report, Prefeasibility Study and Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada, prepared by Dean Crick (P. Geo.), Ralph Koch (P. Geo.), Robert Kusins (P. Geo.), David Powers (P. Geo.), Brian Buss (P. Eng.) May 14, 2012” and a preliminary economic assessment (PEA) completed in March 2012, “43-101 Technical Report, Preliminary Economic Assessment and Updated Mineral Resource Estimate for Timmins West Mine Timmins, Ontario, Canada, prepared by Dean Crick, (P. Geo.), Ralph Koch (P. Geo.), Robert Kusins (P. Geo.), Brian Buss (P. Eng.) and David Powers (P. Geo.) on behalf of Lake Shore Gold Corp., March 29, 2012”.

The mine design used for the updated Mineral Reserve estimate is based on operating experience gained since commercial production commenced in 2011.  The majority of the main mine infrastructure (surface and underground) is in place and the Bell Creek Mill expansion project has been completed to meet current production requirements.  The Timmins West Mine successfully uses the longhole mining method which is commonly used worldwide for deposits with similar geometry and conditions.  The operation also uses common, proven mining equipment and has experienced management and mine operations personnel.  The Timmins area has a significant, well-established mining service/supply industry to support the operation.

Through five years of operating experience, the Timmins West Mine has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production.  This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

To estimate the Mineral Reserves, the following steps (summarized at a high level) were used by mine planning personnel.  The Indicated Mineral Resources were isolated (from Inferred Mineral Resource material) from the Mineral Resource models and assessments were made of the geometry and continuity of each of the mineralized zones.  Geomechanical evaluations were taken into account in the assessment and assignment of appropriate mining methods and stope sizes.  Individual stope designs (wireframes) were then created in three dimensions.  These stope wireframes were queried against the block models to determine the in-situ Mineral Resource.  This allowed for fair inclusion of internal dilution from both low grade and barren material.  Additional factors were assigned for external dilution (with or without grade) dependent on the specific mining method and geometry of each stoping unit being evaluated.  Finally, a recovery factor was assigned to the overall Mineral Reserves to allow for in-stope and mining process losses.  Stope cut-off grades were estimated to determine which stopes to include in the Mineral Reserves.  Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units.  A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface.  Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

It should be noted that all capital costs required for all surface and underground facilities at the Timmins West Mine and the Bell Creek Mill facility have been included in the LOM plan.  It should also be noted that no contributions from the Bell Creek mining operations (positive or negative) have been considered.

The estimated Probable Mineral Reserves (diluted and recovered) at the point of delivery to the mill are summarized in Table 1.2.

TABLE 1.2:         TIMMINS WEST MINE ESTIMATED PROBABLE MINERAL RESERVES

Deposit	Tonnes	Grade (g/t)	Ounces
Timmins Deposit	1,397,000	4.4	195,500
Thunder creek Deposit	1,498,000	4.1	196,300
Timmins West Mine Total Reserves Mined to Surface	2,895,000	4.2	391,800

1.              The effective date of this report is December 31, 2015.

2.              The Mineral Reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.              Mineral Reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of 0.80 $US/$CAD.

4.              Mineral Reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.

5.              Mineral Reserves incorporate a minimum cut-off grade of 2.3 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $67.00 per tonne, surface haulage costs of $7.20 per tonne, milling costs of $22.62 per tonne, mining recovery of 95%, external dilution of 18.0% for TD and 12.4% for TC, and a metallurgical recovery rate of 97%.

6.              The Mineral Reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold Corp.

Production will be approximately 2,680 tonnes per day during 2016 and 2017 and reduce to approximately 2,175 tonnes per day in 2018, before ramping down and ending in Q2 2019.  The production profile is summarized in Table 1.3.

TABLE 1.3:         ESTIMATED LOM PRODUCTION PROFILE

Item	2015 Year-End Inventory	2016	2017	2018	2019 (Q2)	Total
Tonnes	13,282	934,895	1,022,249	793,973	129,880	2,894,279
Average TPD		2,561	2,801	2,175	1,082
Average Grade	4.5	4.5	4.2	4.0	3.9	Ave 4.2
Ounces – Upper Range		147,600	150,500	113,100	17,700
Ounces – LOM Plan Avg	1,902	134,181	136,831	102,813	16,104	391,831
Ounces – Lower Range		120,800	123,200	92,500	14,500

Annual ounce production is presented as a range (Upper and Lower).  The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

The estimated capital and operating costs have been based on operating experience at the Timmins West Mine and the Bell Creek Mill.  The costs for 2016 have been developed through the Timmins West Mine 2016 annual budget exercise and the costs from 2017 through 2019 comprise the remaining LOM plan.  The estimated LOM capital and operating costs are summarized in Table 1.4.

Table 1.4:             ESTIMATED LOM CAPITAL AND OPERATING COSTS

Cost Item	Total Costs (millions)
Capital Cost	$82.6
Operating Cost	$296.0 ($102.2 per tonne)

The costs and productivities used as the basis for estimating the Mineral Reserves have been based on actual performance metrics of the operation in 2011 through 2015.  These factors are considered low risk to the Mineral Reserve estimate.  In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of the Timmins West Mine and to the Mineral Reserves estimate.

Based on recent work to complete the Mineral Resource update the following recommendations are made for Mineral Resource estimation and Mineral Resource development:

1.              Continue to evaluate alternate estimation methods such as ordinary or indicator kriging to assess whether they provide any improvements for grade estimation can on a local scale.

2.              Evaluate the use of spherical search ellipsoids for certain zones at the 144 Gap Deposit in order to reduce artifacts in grade estimation caused by a drill hole orientations.

3.              Complete some additional studies to evaluate capping levels for various zones at the 144 project.

4.              Collect some additional specific gravity data for mineralized zones. Work to date suggests that all three of the deposits at the Timmins West Mine have a variety of rock types and that the SG within the rock types can vary considerably so more data would be beneficial for Mineral Resource estimates.

5.              Implement definition drilling of Indicated Mineral Resources to refine shapes and grade estimates as necessary for detailed mine planning. Review this program on an annual basis.   Proposed drilling for each deposit in 2016 is provided below:

Timmins Deposit (total budget $3,756,000 total 44,250 m of drilling at average cost of $84.89/m)

a)             Delineation on FW and Ultramafic Zones between 1030m and 1230m levels — 27,000 m.

b)             Delineation on flat lying D2 and UM12 Zones around the 1030m level for the 2016 mine plan — 4,275 m.

c)              Delineation on upper Timmins Mine between 420m and 390m levels — 6,750 m.

d)             Short length “Bazooka” drill holes to test the mineralized walls of drifts where irregular thicknesses and geometries of ore sometimes occur — 3,225 m.

e)              Miscellaneous drilling to allow for unplanned drill programs stemming from changes in stope sequencing, unexpected intersections of mineralization in development, etc. — 3,000 m.

Thunder Creek (total budget $3,244,000 total 38,210 m of drilling at average cost of $84.89/m)

a)             Delineation on Porphyry and Rusk Zones between 485m and 380m levels — 19,000 m.

b)             Delineation on Porphyry and Rusk Zones between 850m and 785m level for 2016 mine plan — 8,000 m.

c)              Delineation on Porphyry and Rusk Zones between the 900m and 850m level — 5,250 m.

d)             Short length “Bazooka” drill holes to test the mineralized walls of drifts where irregular thicknesses and geometries of ore sometimes occur — 3,560 m.

e)              Miscellaneous drilling to allow for unplanned drill programs stemming from changes in stope sequencing, unexpected intersections of mineralization in development — 2,400 m.

144 Gap Deposit (total budget $3,900,000 total 46,000 m of drilling at average cost of $84.78/m)

a)             Delineation on resource between 750m and 855m level — 19,000 m.

Implement exploration drilling to test the limits of each main deposit and potentially add new Mineral Resources. Review this program on an annual basis.  Proposed drilling for 2016 is as follows:

Underground Exploration (total budget $600,000 total 5,600 m of drilling at an average cost of $107.14/m)

6.              Continued exploration drilling from surface up to 1.6 kilometers southwest of the newly discovered 144 Gap Deposit has the potential to define new mineralization to add to the growing Mineral Resource base on the Thunder Creek-144 trend.  The following objectives and budgets are recommended:

Surface Exploration (total budget $600,000 total 5,600 m of drilling at an average cost of $107.14/m).  Drill meters to be subdivided between targets on a priority basis.

a)             Test the top of the 144 Gap Deposit where infill surface drilling in late 2015 intersected mineralization that is open up-dip.  These intersections include HWY-12-40W1 (4.73gpt/7.3m and 3.68gpt/2.9m), HWY-15-86W6 (5.43gpt/3.2m and 3.33gpt/3.5m), and HWY-15-75W3 (4.15gpt/7.3m) at the 585m, 600m, and 660m levels, respectively.  These intersections cannot be reached from underground platforms.

b)             Follow-up on significant surface intersections from the 144 North and South Zones, located between 0.5-1.6 kilometers southwest of the 144 Gap Deposit.  These include HWY-15-142 (3.11gpt/19.1m and 5.38gpt/3.6m), HWY-15-142W2 (4.27/7.3m), and HWY-15-153W1 (3.44gpt/3.0m, 4.67gpt/4.0m, and 6.43gpt/2.0m) near the 800m level.  All holes intersected significant thicknesses of variably altered and mineralized Syenitic intrusive rocks.

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Mineral Property — Bell Creek

The below summary is a direct extract and reproduction of the summary contained in the Bell Creek Technical Report without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Bell Creek Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Bell Creek Technical Report. The Bell Creek Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Bell Creek Technical Report, which has been filed with the applicable regulatory authorities and is available under Lake Shore’s profile on SEDAR, which can be accessed online at www.sedar.com.

Certain sections of the Bell Creek Technical Report are incorporated by reference in this Circular and the summary set forth below is qualified in its entirety with reference to the full text of the Bell Creek Technical Report. The authors of the Bell Creek Technical Report have reviewed and approved the scientific and technical disclosure contained in this Circular related to Bell Creek.

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Summary

The Bell Creek Mine Technical Report has been prepared under the supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng, MBA) on behalf of Lake Shore Gold Corp. (“Lake Shore”) for the Bell Creek Mine and conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  These individuals are considered Qualified Persons (QPs) under 43-101 definitions.

The purpose of the Technical Report is to provide an update of the total estimated resource pool, current mine infrastructure, the life-of-mine (“LOM”) plan, and estimated capital and operating costs to substantiate an updated Mineral Reserve estimate for Bell Creek Mine for the measured and indicated resource subset between the 445 metre elevation (445L) and 1165L.

The revised Mineral Resource estimate uses exploration data collected by Lake Shore from underground and surface drilling completed since the previous resource report submitted to SEDAR titled “NI 43-101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada March 28, 2013, having an effective date of November 1, 2012” and is prepared in accordance with National Instrument 43-101, Standards and Disclosure for Mineral Projects.  The effective date of the Technical Report is December 31, 2014.

The Bell Creek Mine is located in the Porcupine Mining Division, Hoyle Township, approximately 20 kilometres (km), by road, northeast of Timmins, Ontario.  Access to the property is via Florence Street, a 6.7 km all-season asphalt and gravel road north from the community of Porcupine, off of Ontario Provincial Highway 101.

The Bell Creek Mine Property is made up of the Bell Creek claims, the adjacent Schumacher claim and two “northern claims” totaling 12 leases and 5 patented Boer War Vet lots. These claims cover a total area of approximately 512 hectares (ha), 320 ha in the Bell Creek claims, 64 ha in the Schumacher claim and 128 ha in the two “northern claims”.  Lake Shore owns 100% interest in the Bell Creek Mine property subject to underlying royalties.  The claims are all in good standing.

Gold mineralization was first discovered on the Bell Creek Mine property through a joint venture between Rosario Resources Canada Ltd. (Rosario) and Dupont of Canada Exploration Limited (Dupont) between 1980 and 1982.  Between 1986 and 1991 Canamax Resources Inc. (Canamax) explored and developed the Bell Creek Mine.  Access to mineralization was through a 290 metre deep shaft.  Mine levels were developed to the ore zones, and an internal ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres.  Falconbridge Gold Corporation (Falconbridge) operated Bell Creek Mine from 1991 to 1992 followed by Kinross Gold Corporation (Kinross) until mine closure in 1994.

Total production during the period prior to the 1994 mine closure totaled 576,017 tons of ore resulting in 112,739 ounces of gold (0.196 ounces per ton or approx. 5.6 grams per tonne).  The historical milling recovery was approximately 93 percent.

In January 2007, Lake Shore entered into an agreement with Porcupine Joint Venture (PJV) to acquire the Bell Creek Mine and Mill.  The Bell Creek Mine included the shaft, hoist, headframe, ore bin, collar house, hoist building, mine dry, office complex, underground mine workings and historic (non-NI 43-101 compliant) Mineral Resources.

Portal construction for an advanced exploration ramp began in May 2009.  The ramp provided access to historic mine workings, and provided platforms for exploration diamond drilling.  A number of sublevels were established at 15 metre vertical intervals below the 300 metre level and a bulk sample taken.

The Bell Creek Mine declared commercial production effective January 1, 2012.

The Bell Creek Mine property is underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rocks belonging to the Tisdale and Porcupine assemblages.  The strike of these rocks is generally east-west to west-northwest, with steep southerly dips.

Gold mineralization in the Bell Creek Mine occurs in steep south dipping, sheet like, shear hosted mineralized zones.  A series of eight sub parallel and three splays zones have been identified.  Of these the bulk of the mineralization occurs within the North A, North A2, North B and North B2 zones.  The North A zone has dominantly been the source of historical production.  Mineralization and the geological setting of these zones are similar.

The North A Zone outcrops approximately 200 metres north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 metres to 2 metres in width with an associated alteration halo.  Adjacent to the quartz marker vein is a grey to buff coloured altered zone which contains 5% to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite.  Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to five metres from the margin of the core vein (Kent, 1990).

The Mineralized domains used to estimate Mineral Resources have been modeled on vertical north-south sections on 6.25, 12.5 and 25 metre centres, with consideration for structural setting and lithology.  Section spacing was reduced in areas of greater drill density.  Underground development was used as an aid in the interpretation and design of the mineralized zones.

The sectional interpretations were used to create three-dimensional (3D) solids or wireframes representing the mineralized zones that are used for estimation of tonnes and grade.  A total of 16 mineralized domain solids were created.

The Mineral Resource estimate for the Bell Creek Mine is based on diamond drill assays composited to 1.0 metre lengths.  Only intersections within each vein solid were used to estimate grades.  A total of 938 drill holes were used in the estimate including 119 historic surface and underground holes, and 819 surface and underground drill holes completed by Lake Shore.  Development chip or muck sample assay data was not used in the estimate.

The resource totals  4.90 Mt at  4.36 g/t Au amounting to 686,700 ounces of gold in the Measured and Indicated Mineral Resource category and 4.40 Mt at 4.84 g/t Au amounting to 685,000 ounces of gold in the Inferred Mineral Resource category.  The resource was estimated using Inverse Distance to the power 2 (ID2) interpolation method with gold assays capped to 44 g/t for the North A vein, and 34 g/t for all other domains excepting the Hangingwall veins which were capped to 25 g/t.  An assumed long-term gold price of US$1,100 per ounce and 0.90 $US/$CDN exchange rate were used.  The base case estimate assumes a cut-off grade of 2.2 g/t Au with no allowance for dilution.  The total estimated Mineral Resources for Bell Creek Mine are summarized in Table 1.1.

Table 1.1:             Total Mineral Resources – Bell Creek Mine

Category	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
Measured	331,000	5.25	55,900
Indicated	4,573,000	4.29	630,800
Measured and Indicated	4,904,000	4.36	686,700
Inferred	4,399,000	4.84	685,000

Notes

1.                   The effective date is December 31, 2014.

2.                   The Mineral Resource estimates have been classified according to CIM Definitions and Guidelines.

3.                   Mineral Resources are reported inclusive of Mineral Reserves.

4.                   Mineral Resources incorporate a minimum cut-off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.

5.                   Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.

6.                   Cut-off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.

7.                   Mineral Resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.                   Assumed minimum mining width is two metres.

9.                   The Mineral Resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore.

10.            Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

A sensitivity analysis was carried out to examine the impact on the tonnage, grade, and contained ounces by increasing the cut-off grade.  The results are presented graphically in Figure 1.1.  It should be noted that this is only a graphical presentation of potential opportunities to optimize the resource.

Figure 1.1:                                  Cut-Off Grade Sensitivity

Grade -Tonnage Graph for Bell Creek Deposit
All Domains, Unclassified
Tonnes/ Ounces
Grade (g/t Au)
Cut-Off Grade (g/t Au)
2.20 gpt
Cut-Off
Ounces
Tonnes
Grade(gpt)
12,313,739
11,965,150
11,686,085
11,081,079
9,851,554
8,501,490
7,098,458
5,926,948
4,836,393
3,873,804
2,945,974
2,248,816
1,687,693
1,269,050
3.82
3.92
4.00
4.15
4.45
4.80
5.20
5.59
6.01
6.44
6.97
7.51
8.09
8.71
1,511,373
1,509,338
1,502,193
1,477,318
1,408,813
1,311,248
1,187,618
1,065,078
933,811
802,561
660,587
542,805
438,994
355,472

Recommendations consist primarily of diamond drilling which would continue to test the Bell Creek deposit as well as testing “regional” targets on the Bell Creek property.  The objective of the deposit drilling would be to target sufficient Mineral Resource conversion (Indicated Mineral Resource to Measured Mineral Resource and Inferred Mineral Resource to Indicated Mineral Resource) in order to complete a robust mining plan.  The first phase of the deposit drilling (8,300m) would be completed from the 610L drill drift, while phases two (10,300m) and three (19,000m) would be completed from a recommended drill platform on the 760L.  Phase One drilling is estimated at an all-in cost of $745,000 while Phases Two and Three would cost $1.0 million and $1.9million respectively.  The proposed 760L drill platform would be developed in two stages, estimated to cost $1.1 million and $1.5 million respectively.

The regional drilling would test known gold showings such as Bell Creek West of Dyke, Wetmore, Stringer and Marlhill East and West as well as favourable stratigraphy with holes from both underground and surface.  This regional program is envisioned to consist of 15,000 metres of drilling at an all-in cost of $1.5 million.

The cost to finalize and implement a production reconciliation program, which will aid in improving Mineral Resource estimation and mine planning, is $10,000.

It is recommended that the Phase One drilling and Stage One development be completed in 2015 while Phases Two and Three drilling and Stage Two development be completed in 2016.  The total cost of all recommended work is $6.26 million.

The subset of the total Bell Creek Mine resource pool considered in the Technical Report includes the Measured and Indicated Mineral Resource material located between the 445L and 1165L.  The estimated in-situ Measured and Indicated Mineral Resource between 445L and 1165L is summarized in Table 1.2.

Table 1.2:                                       Estimated Measured and Indicated Mineral Resource (445L to 1165L)

Resource Classification	Tonnes	Grade (g/t)	Ounces
Bell Creek (Measured + Indicated)	3,530,624	5.0	572,033

A mine design was completed on this Measured and Indicated Mineral Resource to estimate the Proven and Probable Mineral Reserves.  The mine design used for the updated Mineral Reserves estimate has been based on existing surface and underground infrastructure and operating experience.  The majority of the main mine infrastructure (surface and underground) is in place, most equipment has been purchased, and the Bell Creek Mill is capable of meeting production requirements.  Bell Creek Mine successfully uses the narrow longitudinal longhole mining method which is commonly used for deposits with similar geometry and conditions.  The operation also uses common, proven mining equipment and has experienced management and mine operations personnel.  The Timmins area has a significant, well-established mining service/supply industry to support the operation.  Through operating experience, the operation has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production.  This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

Mining shapes (stope wireframes) were designed in three dimensions for all Measured and Indicated Mineral Resources included in the mining plan and the in-situ Mineral Resource within the stope wireframes (including any low grade or barren material) was extracted from block model data.  External dilution was estimated for each stope based on stope geometry and a 95% mining recovery factor was applied to account for unplanned losses.  Stope cut-off grades were estimated to determine which stopes to include in the Mineral Reserves. Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units.  A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface.  Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

The estimated Proven and Probable Mineral Reserves (diluted and recovered) are summarized in Table 1.3.

Table1.3: Bell Creek Mine Estimated Mineral Reserves

Reserve Classification	Diluted/Recovered Tonnes	Grade	Ounces Mined To Surface
Proven	172,228	4.5	24,857
Probable	1,620,067	4.6	238,751
Total (Proven + Probable)	1,792,295	4.6	263,608

Notes:

1.              The effective date is December 31, 2014.

2.              The Mineral Reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.              Mineral Reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.

4.              Mineral Reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.

5.              Mineral Reserves incorporate a minimum cut-off grade of 2.7 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $77 per tonne, milling costs of $22 per tonne, mining recovery of 95.0%, external dilution of 13% and a metallurgical recovery rate of 94.5%.

6.              The Mineral Reserves were prepared under the supervision of, and verified by, Natasha Vaz, P.Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

7.              Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

The production profile is summarized in Table 1.4

Table1.4:                                          Estimated LOM Production Profile

Item	Total	2014 Year End Inventory	2015	2016	2017	2018	2019	2020
Tonnes	1,792,295	25,123	279,366	282,490	358,370	367,450	367,159	112,337
Average TPD			765	774	982	1,167	1,049	749
Grade	4.6	3.2	4.1	3.8	4.3	5.0	5.4	4.8
Ounces — Upper Range			40,600	38,200	54,200	64,900	70,200	19,000
Ounces LOM Plan	263,608	2,587	36,951	34,762	49,265	59,030	63,784	17,229
Ounces — Lower Range			33,300	31,300	44,300	53,100	57,400	15,500

Annual ounce production is presented as a range (upper and lower).  The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

The estimated capital and operating costs have been based on operating experience at the Bell Creek Mine and the Bell Creek Mill.  The costs for 2015 have been developed through the 2015 annual budget exercise and the costs from 2016 through 2020 comprise the remaining LOM plan.  The estimated LOM capital and operating costs are summarized in Table 1.5.

Table 1.5:                                       Estimated LOM Capital and Operating Costs

Cost Item	Total Costs (millions)	Cost per Tonne
Capital Cost	$62.6	$34.9/tonne
Operating Cost	$179.8	$100.3/tonne

The costs and productivities used as the basis for estimating the Mineral Reserves have been based on actual performance metrics of the operation in 2012 through 2014.  These factors are considered low risk to the Mineral Reserve estimate.  In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of Bell Creek Mine and to the Mineral Reserves estimate.

***********************************

Risk Factors

There are a number of factors that could negatively affect Lake Shore’s business and the value of the Lake Shore Shares. For information pertaining to the outlook and conditions currently known to Lake Shore that could have a material impact on the financial condition, operations and business of Lake Shore, shareholders should refer to the “Risk Factors” that are described in detail in the Lake Shore AIF and management’s discussion and analysis, which are incorporated herein by reference.

Lake Shore Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference herein including the risk factors relating to the Arrangement as set forth under the section entitled “Risk Factors — Risk Factors of the Arrangement and — Risk Factors Following Completion of the Arrangement” as well as the risk factors relating to the business and financial condition of Tahoe as set forth in Schedule G to this Circular.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Lake Shore that may present additional risks in the future.

Auditors and Transfer Agent

The auditor of Lake Shore is Deloitte LLP (“Deloitte”). Deloitte has advised that it is independent with respect to Lake Shore within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The registrar and transfer agent for the Lake Shore Shares is Computershare Investor Services Inc. located at  100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Interest of Experts

The following persons, firms and companies are “qualified persons” within the meaning of NI 43-101, and are named as having prepared or certified a statement, report or valuation described or included herein directly or in a document incorporated by reference herein, in each case with respect to Lake Shore:

(a)                                 Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada” dated February 29, 2016, with an effective date of December 31, 2015; and

(b)                                 Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015, with an effective date of December 31, 2014.

All of the qualified persons are or were employees of Lake Shore and hold, or held at the time of authorship, Lake Shore Options under Lake Shore’s employee stock option plan or Lake Shore PSUs under Lake Shore’s PSU Plan. To the best of Lake Shore’s knowledge, none of the persons named above holds a material amount of securities of Lake Shore or of any associate or affiliate of Lake Shore or held any such securities at the time they prepared the scientific or technical information or following the preparation, nor did they receive any direct or indirect interest in any securities of Lake Shore or of any associate or affiliate of Lake Shore in connection with the preparation of such information.

None of the aforementioned persons has a direct or indirect interest in the Lake Shore properties, or is currently expected to be elected or appointed as a director of Lake Shore or of any associate or affiliate of Lake Shore. Eric Kallio is the Vice-President of Exploration for Lake Shore and Natasha Vaz is the Vice-President of Technical Services for Lake Shore.

To the knowledge of Lake Shore, each of the above experts beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Lake Shore Shares at the time of the preparation of the reports and/or at the time of the preparation of the technical information incorporated by reference in this Circular.

SCHEDULE I
INFORMATION CONCERNING THE COMBINED COMPANY

INFORMATION CONCERNING THE COMBINED COMPANY

Terms not otherwise defined in this Schedule have the meanings given to them in the Circular under “Glossary”. This Schedule is qualified in its entirety by, and should be ready together with, the detailed information contained or referred to elsewhere, or incorporated by reference in the Circular and applicable Schedules.

Overview

On completion of the Arrangement, Lake Shore will be a wholly-owned subsidiary of Tahoe and Tahoe (hereinafter referred to as the “Combined Company”) will continue the operations of Tahoe and Lake Shore on a combined basis.  The Combined Company will continue to be governed by the laws of British Columbia.

The Combined Company’s head office will continue to be located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511. Its registered and records office will continue to be located at 1500 — 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

Organization Chart

The following chart illustrates the Combined Company’s  principal subsidiaries after completion of the Arrangement:

Consolidated Capitalization

The following table sets forth Tahoe’s consolidated capitalization as at September 30, 2015, adjusted to give effect to any material changes in the share capital of Tahoe since September 30, 2015, the date of Tahoe’s most recent unaudited consolidated interim financial statements, and further adjusted to give effect to the Arrangement. The table should be read in conjunction with the unaudited consolidated interim financial statements of Tahoe as at and for the three and nine months ended September 30, 2015 including the notes thereto, and management’s discussion and analysis thereof, the audited consolidated annual financial statements of Lake Shore for the year ended December 31, 2015 including the notes thereto, and management’s discussion and analysis thereof, Tahoe’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule J to the Circular, and the other financial information contained in or incorporated by reference in the Circular.

(in thousands of U.S. dollars)	As at September 30, 2015	As at September 30, 2015 after giving effect to the Arrangement
Tahoe share capital	$1,912,819	$2,449,472	(2)
Tahoe Shares issued(1) (Authorized — Unlimited)	227,240,171	295,649,986
Total current assets	$233,242	$323,922
Long-term debt	$ nil	$71,744

Notes:

(1)                                 Excluding 4,417,246 Tahoe Shares issuable pursuant to outstanding options and 353,000 Tahoe Shares underlying outstanding deferred share awards.

(2)                                 Assumes all Lake Shore Shares issued and outstanding as of September 30, 2015 are acquired by Tahoe pursuant to the Arrangement, no Lake Shore Shareholders exercise their Dissent Rights and that none of the Lake Shore Options, Temex Options or Lake Shore Convertible Debentures are exercised or converted, as applicable, prior to the completion of the Arrangement.

Post-Arrangement Shareholdings

Following the successful completion of the Arrangement, Lake Shore will be a wholly-owned subsidiary of the Combined Company and existing Tahoe Shareholders and Lake Shore Shareholders will own approximately 77% and 23%, of the outstanding common shares of the Combined Company (the “Common Shares”), respectively, before giving effect to any outstanding dilutive securities (approximately 73% and 27%, respectively, on a fully diluted in-the-money basis).

To the knowledge of the directors and executive officers of Tahoe, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Combined Company carrying 10% or more of the voting rights attached to all outstanding Common Shares after completion of the Arrangement, except as follows:

Name	Number of Common Shares Beneficially Owned, Controlled or Directed		Percentage of Outstanding Common Shares(1)
BlackRock Inc. (for and on behalf of its investment advisory subsidiaries)	39,144,400	(2)(3)	13.2%

Notes:

(1)                                 Assumes 297,393,161 Common Shares issued and outstanding following completion of the Arrangement.

(2)                                 The Company has relied on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on January 8, 2016 and the Bloomberg Report generated on March 4, 2016.

(3)                                 Assumes that the 3,701,977 Lake Shore Shares held by BlackRock Inc. are exchanged for 543,080 Common Shares in connection with the completion of the Arrangement.

Description of Material Properties

Following the completion of the Arrangement, the five principal properties of the Combined Company will be the Escobal Mine, located in Guatemala, the La Arena Mine and the Shahuindo Mine, each located in Peru, and the Timmins West Complex and the Bell Creek Complex, each located in Ontario, Canada. For further information regarding such properties, see “Information Concerning Tahoe” and “Information Concerning Lake Shore” which are attached as Schedule G and Schedule H, respectively, to the Circular.

Directors

On the Effective Date, the board of directors of the Combined Company (the “Board”) will be comprised of eight of the current directors of Tahoe, namely Kevin McArthur, Tanya Jakusconek, Dan Rovig, Paul Sweeney, James S. Voorhees, Kenneth F. Williamson, Drago Kisic Wagner and Dr. Klaus Zeitler and one nominee of Lake Shore, namely, Alan Moon.

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation
C. Kevin McArthur Reno, Nevada, USA	Executive Chair since April 1, 2015 and a Director of Tahoe since November 10, 2009

Mr. McArthur founded Tahoe and was appointed President and Chief Executive Officer on November 10, 2009. On March 12, 2014, he was appointed Vice Chairman and Chief Executive Officer. He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada. He is currently a Director of Royal Gold, Inc.

A. Dan Rovig Reno, Nevada, USA	Director of Tahoe since June 8, 2010

Mr. Rovig is currently a Director and Chair of the Board of Tahoe Resources Inc. He was a director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006 and a Director of Goldcorp from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years.

Mr. Rovig holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation
Tanya Jakusconek Toronto, Ontario, Canada	Director of Tahoe since May 2, 2011

Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

Drago Kisic Wagner Lima, Peru	Director of Tahoe since April 1, 2015

Mr. Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of Banco Central de Reserva del Perú, Unacem (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey (textile related companies), Clinica Médica Cayetano Heredia and Obrainsa. Currently, President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was member of the board of Banco Financiero, advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru’s Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.

Paul B. Sweeney Vancouver, BC, Canada	Director of Tahoe since April 14, 2010

Mr. Sweeney has been an independent business consultant since May 2011. He is currently a Director of Oceana Gold Corporation and Grenville Strategic Royalty Inc. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation

2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.

James S. Voorhees Reno, Nevada, USA	Director of Tahoe since April 14, 2010

Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis Gold Ltd. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Kenneth F. Williamson Vancouver, BC, Canada	Director of Tahoe since June 8, 2010

Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Dr. Klaus Zeitler West Vancouver, BC, Canada	Director of Tahoe since April 1, 2015

Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock

Name and Municipality of Residence	Position(s) held and Period of Service as a Director	Principal Occupation

Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck and Cominco for many years, Dr. Zeitler joined Teck in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies. Mr. Zeitler is currently a director of Los Andes Copper Ltd. And Western Copper and Gold Corp.

Alan C. Moon Calgary, Alberta, Canada	Director of Lake Shore since 2005

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

The directors and senior officers of the Combined Company will hold approximately 4,992,034 Common Shares representing 1.68% of the 297,393,161 Common Shares anticipated to be issued and outstanding following completion of the Arrangement on a non-diluted basis.

Officers

On the Effective Date, it is contemplated that the senior officers of the Combined Company will include C. Kevin McArthur (Executive Chair and Chief Executive Officer), Ron Clayton (President and Chief Operating Officer), Mark Sadler (VP and Chief Financial Officer), Brian Brodsky (VP Exploration), Edie Hofmeister (VP Corporate Affairs, General Counsel and Corporate Secretary) and Anthony P. Makuch (President of Canadian Operations and Executive Vice President). The biographies for these individuals are set out below, except for C. Kevin McArthur, whose biography is set out above.

Ron Clayton — President and Chief Operating Officer

Mr. Clayton was appointed Vice President and Chief Operating Officer of Tahoe on April 1, 2010 and President and Chief Operating Officer on March 12, 2014. Mr. Clayton has extensive experience in development and operation of underground silver mines as well as operations in Latin America. Prior to joining the Company, Mr. Clayton was Senior Vice President of Operations and General Manager of several underground precious metal mines over a twenty year career with Hecla Mining Company. Mr. Clayton was also Vice President — Operations for Stillwater Mining Company from 2000 to 2002 and held various production, engineering and management positions with the Climax Molybdenum Company and Homestake Mining Company from 1976 to 1987. Mr. Clayton holds a B.S. in Mining Engineering from Colorado School of Mines.

Mark Sadler — Vice President and Chief Financial Officer

Mr. Sadler was appointed Vice President and Chief Financial Officer of Tahoe on March 8, 2013. Mr. Sadler has over 20 years of experience in the mining industry having worked for Glencore Ltd. and Rio Tinto/Kennecott from 1990 to 2012 where he held various financial and commercial roles including General Manager Base Metal Concentrate

Sales (Rio Tinto Copper), Director of Finance & Marketing / CFO (Kennecott Minerals Company) and Director of Raw Materials and Precious Metal Sales (Kennecott Utah Copper). Mr. Sadler began his career in 1985 at Grant Thornton LLP. He holds a B.S. degree in Accounting from the University of Utah, an MBA from Westminster College and is a member of the Utah Association and American Institute of Certified Public Accountants.

Brian Brodsky — Vice President Exploration

Mr. Brodsky was appointed Vice President of Exploration of Tahoe and began work on June 1, 2010. Mr. Brodsky is an economic geologist with over 35 years of precious metals exploration experience. He worked for Goldcorp and its predecessor Glamis Gold from 2003 to 2010 as Exploration Manager, overseeing regional studies and detailed property assessments throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal Vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the U.S. and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, S-127 base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.

Edie Hofmeister — Vice President, Corporate Affairs, General Counsel and Corporate Secretary

Ms. Hofmeister was appointed Corporate Secretary of Tahoe on February 1, 2010, Vice President, General Counsel on March 2, 2011 and Vice President, Corporate Affairs, General Counsel and Corporate Secretary on March 12, 2014. Prior to that, she served as General Counsel to a $2-billion bankruptcy Trust in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous and rural populations in developing nations to promote reforestation and sustainable community programs. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.

Anthony P. Makuch — President of Canadian Operations and Executive Vice President

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Description of Share Capital

The share capital of the Combined Company will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares contemplated in the Arrangement (including the Continuing Employee Share Entitlements), and the issuance of any Option Shares and Convertible Debenture Shares.

The Combined Company’s authorized share capital will continue to consist of an unlimited number of Common Shares without par value. The shareholders of the Combined Company (the “Shareholders”) will be entitled to one vote per Common Share at meetings of the Shareholders. Shareholders will be entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Combined Company as are distributed to the Shareholders.

In connection with the Arrangement, Tahoe expects to issue approximately 69,905,727 Consideration Shares, based on the number of Lake Shore Shares and Continuing Employee Share Entitlements outstanding as at March 1, 2016, and the Tahoe Shares to be issued to GMP Securities L.P. and Canaccord Genuity Corp. in connection with their engagement as financial advisors, and assuming that: (i) all of the Lake Shore Shares outstanding as at March 1, 2016 are acquired upon completion of the Arrangement; (ii) all of the Temex Warrants and Temex Finder Options (including the underlying warrants) are exercised prior to their expiry date of March 7, 2016; (iii) all holders of Lake Shore

Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Lake Shore Options in advance of the successful completion of the Arrangement; (iv) all holders of Temex Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Temex Options in advance of the successful completion of the Arrangement; and (v) no Lake Shore Convertible Debentures are converted into Lake Shore Shares in advance of the successful completion of the Arrangement.

In addition, an aggregate of approximately 13,613,945 additional Common Shares are or would be issuable as a result of the Plan of Arrangement as follows: (i) 2,662,057 Common Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (ii) 10,834,528 Common Shares would be issuable in the event that all of the Lake Shore Convertible Debentures are converted into Common Shares prior to their maturity; and (iii) 117,360 Common Shares are issuable in connection with other share issuance obligations of Lake Shore which are being assumed by Tahoe in connection with the Arrangement..

The total number of Common Shares to be issued and which are issuable pursuant to the Plan of Arrangement, being approximately 83,519,672 Common Shares, is equal to approximately 36.7% of the non-diluted Tahoe Shares outstanding as at the end of business on March 1, 2016.

Following the successful completion of the Arrangement, Lake Shore will be a wholly-owned subsidiary of the Combined Company. Based on the issued and outstanding securities of each of Tahoe and Lake Shore as at March 1, 2016, upon completion of the Arrangement, existing Tahoe Shareholders and Lake Shore Shareholders will own approximately 77% and 23% of the outstanding Common Shares, respectively, before giving effect to any outstanding dilutive securities (approximately 73% and 27%, respectively, on a fully diluted in-the-money basis).

Change of Control Offers for Lake Shore Convertible Debentures

Following the Effective Time, a “change of control purchase offer” for the outstanding Lake Shore Convertible Debentures will be made in accordance with the terms and conditions of the Lake Shore Debenture Indenture. During the 30 day period following the Effective Date, holders of Lake Shore Convertible Debentures will receive the Debenture Change of Control Notice stating that a change of control of Lake Shore has occurred along with an offer to purchase the Lake Shore Convertible Debentures at 100% of their principal amount, plus any accrued and unpaid interest on the date that is 30 Business Days following delivery of the Debenture Change of Control Notice.

Tahoe Selected Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Tahoe’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule J to the Circular. The unaudited pro forma consolidated statement of financial position has been prepared from the September 30, 2015 unaudited interim consolidated statements of financial position of Tahoe and the December 31, 2015 audited consolidated statements of financial position of Lake Shore and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on September 30, 2015. The pro forma consolidated statement of operations and total comprehensive income for the year ended December 31, 2014 and the nine month period ended September 30, 2015 have been prepared from the audited consolidated statements of operations and total comprehensive income of Tahoe for the year ended December 31, 2014, the audited consolidated statements of operations and total comprehensive income of Lake Shore for the year ended December 31, 2015 and from the unaudited interim consolidated statements of operations of each of Tahoe and Lake Shore for the nine months ended September 30, 2015, and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2014.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Tahoe and Lake Shore. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Tahoe and the accompanying notes included in Schedule J to the Circular.

Unaudited (in thousands of U.S. dollars)	Nine months ended September 30, 2015	Year ended December 31, 2014
Pro Forma Statement of Operations Data:
Revenue	598,962	852,560
Earnings from mine operations	148,694	287,823
Net Income	20,570	133,023

(in U.S. dollars)
Pro Forma Per Tahoe Share Data:
Basic earnings per share	0.08	0.46
Diluted earnings per share	0.08	0.45

Unaudited (in thousands of U.S. dollars)	As at September 30, 2015
Pro Forma Statement of Financial Position Data:
Total current assets	323,922

Total assets	2,930,977

Total current liabilities	224,533

Total liabilities	632,271

Total equity	2,298,706

Stock Exchange Listings

On completion of the Arrangement, the Common Shares will continue trading on the TSX and the NYSE.

The Tahoe Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. The obligation of Tahoe and Lake Shore to complete the Arrangement is subject to, among other matters, the TSX and NYSE approving the listing and posting for trading on the TSX and NYSE of the Tahoe Shares that are issuable in connection with the Arrangement, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be.

If permitted by applicable Laws, Tahoe intends to delist the Lake Shore Shares from the TSX and NYSE MKT.  Tahoe has agreed to use reasonable commercial efforts to arrange for the Lake Shore Convertible Debentures to continue to be listed on the TSX under Lake Shore’s trading symbol.

In connection with the continued listing of the Lake Shore Convertible Debentures, it is anticipated that Lake Shore will continue to be a reporting issuer under the Securities Laws of each of the provinces of Canada in which it is a reporting issuer. Tahoe and Lake Shore have applied to certain provincial securities regulatory authorities in Canada for an order, effective after the completion of the Arrangement, relieving Lake Shore from compliance with certain continuous disclosure, certification and insider reporting requirements of applicable Securities Laws, and such relief, if granted, will be subject to certain conditions.

Each Lake Shore Convertible Debenture will continue to be governed by and be subject to the terms of the Lake Shore Debenture Indenture. In the Arrangement Agreement, Tahoe has agreed to issue Tahoe Shares to any holders of Lake Shore upon the conversion of Lake Shore Convertible Debentures to settle such conversion and, in connection therewith, Tahoe and Lake Shore intend to enter into the Supplemental Indenture as soon as practicable following the Effective Date.

In addition, it is anticipated that Tahoe will cause Lake Shore to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 to terminate registration of Lake Shore’s Shares under section 12 of the U.S. Exchange Act.

Tahoe has applied to the TSX for approval to list the Tahoe Shares issuable in connection with the Arrangement and the listing of such Tahoe Shares will be subject to meeting the requirements of the TSX and will also be subject to Tahoe Shareholder Approval.  Tahoe will apply to have such Tahoe Shares listed and posted for trading on the NYSE and listing will be subject to Tahoe receiving approval from, and fulfilling all of the requirements of the NYSE.

Auditors

The auditors of the Combined Company after the Effective Date will be the auditors of Tahoe.

Transfer Agent and Registrar

The transfer agent and registrar for the Combined Company’s common shares will be Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

SCHEDULE J
PRO FORMA FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

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PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited - Expressed in Thousands of United States Dollars)

As at September 30, 2015

	Tahoe Resources Inc.	Lake Shore Gold Corp.	Pro Forma Adjustments	Notes	Pro Forma Consolidated
		Schedule 1
ASSETS
Current
Cash and cash equivalents	$110,553	$70,559	$—		$181,112
Trade and other receivables	45,397	3,566	—		48,963
Inventories	71,272	14,250	2,305	6f	87,827
Other	6,020	—	—		6,020
	233,242	88,375	2,305		323,922
Non-current
Mineral interests	1,869,514	393,393	209,360	6g	2,472,267
Goodwill	63,761	—	3,627	6j	67,388
Deferred tax asset	—	—	25,158	6n	25,158
VAT and other	38,752	3,490	—		42,242
	1,972,027	396,883	238,145		2,607,055
Total Assets	$2,205,269	$485,258	$240,450		$2,930,977
LIABILITIES
Current
Accounts payable and accrued liabilities	$118,825	$20,968	$27,354	6h,d,e	$167,147
Current portion of lease obligations	6,599	7,348	—	6q	13,947
Debt	35,000	—	—		35,000
Income tax payable	6,575	—	—		6,575
Other	—	3,494	(1,630)	6l	1,864
	166,999	31,810	25,724		224,533
Non-current
Reclamation provision	29,810	5,182	—	6q	34,992
Lease obligation	9,403	7,273	—	6q	16,676
Long-term debt	—	68,408	3,336	6k	71,744
Deferred tax liability	206,353	—	67,913	6o	274,266
Other	10,060	2,476	(2,476)	6l	10,060
Total liabilities	422,625	115,149	94,497		632,271
SHAREHOLDERS’ EQUITY
Share capital	1,912,819	768,770	(232,117)	6a,i,m	2,449,472
Reserves	18,485	24,103	(13,224)	6b,c, m	29,364
Equity portion of convertible debentures	—	10,659	(10,659)	6m	—
(Deficit) Earnings	(148,660)	(433,423)	401,953	6m	(180,130)
Total Shareholders’ Equity	1,782,644	370,109	145,953		2,298,706
Total Liabilities and Shareholders’ Equity	$2,205,269	$485,258	$240,450		$2,930,977

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited - Expressed in Thousands of United States Dollars, Except Per Share and Share Information)

For The Nine Months Ended September 30, 2015

	Tahoe Resources Inc.	Lake Shore Gold Corp.	Pro Forma Adjustments	Notes	Pro Forma Consolidated
	Schedule 4	Schedule 2
Revenues	$432,592	$166,370	$—		$598,962
Operating costs
Production costs	208,465	80,293	—		288,758
Royalties	29,431	—	—		29,431
Depreciation and depletion	68,848	48,505	14,726	6p	132,079
Total operating costs	306,744	128,798	14,726		450,268
Mine operating earnings	125,848	37,572	(14,726)		148,694

Other operating expenses
Exploration	6,516	14,462	—		20,978
General and administrative	52,636	8,858	—		61,494
Other	—	155	—		155
Total other operating expenses	59,152	23,475	—		82,627
Earnings from operations	66,696	14,097	(14,726)		66,067

Other expense (income)
Interest expense	3,508	7,271	—		10,779
Net foreign exchange loss	2,603	—	—		2,603
Gain on investment	(684)	—	—		(684)
Other expense (income)	1,864	(3,643)	—		(1,779)
Total other expense (income)	7,291	3,628	—		10,919

Earnings before income taxes	59,405	10,469	(14,726)		55,148
Income tax expense	44,559	—	—		44,559
Deferred income tax recovery	(5,710)	—	(4,271)	6p	(9,981)
Earnings	$20,556	$10,469	$(10,455)		$20,570

Earnings per share
Basic	$0.10			8	$0.08
Diluted	$0.10			8	$0.08

Weighted average shares outstanding
Basic (000’s)	200,969,554			8	269,264,141
Diluted (000’s)	201,213,140			8	272,406,408

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited - Expressed in Thousands of United States Dollars, Except Per Share and Share Information)

For The Year Ended December 31, 2014

	Tahoe Resources Inc.	Lake Shore Gold Corp.	Pro Forma Adjustments	Notes	Pro Forma Consolidated
	Schedule 5	Schedule 3
Revenues	$620,673	$231,887	$—		$852,560
Operating costs
Production costs	255,838	108,910	—		364,748
Royalties	20,830	—	—		20,830
Depreciation and depletion	91,335	64,936	22,888	6p	179,159
Total operating costs	368,003	173,846	22,888		564,737
Mine operating earnings	252,670	58,041	(22,888)		287,823

Other operating expenses
Exploration	8,345	3,023	—		11,368
General and administrative	39,848	12,252	—		52,100
Other	—	1,514	—		1,514
Total other operating expenses	48,193	16,789	—		64,982
Earnings from operations	204,477	41,252	(22,888)		222,841

Other expense
Interest expense	6,508	16,901	—		23,409
Net foreign exchange loss	906	—	—		906
Other (income) expense	(2,883)	2,973	—		90
Total other expense	4,531	19,874	—		24,405

Earnings before income taxes	199,946	21,378	(22,888)		198,436
Income tax expense	72,573	—	—		72,573
Deferred income tax recovery	(523)	—	(6,637)	6p	(7,160)
Earnings	$127,896	$21,378	$(16,251)		$133,023

Earnings per share
Basic	$0.57			8	$0.46
Diluted	$0.57			8	$0.45

Weighted average shares outstanding
Basic (000’s)	222,630,755			8	291,691,347
Diluted (000’s)	223,217,647			8	295,176,920

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of United States Dollars, Except as Otherwise Stated)

For The Nine Months Ended September 30, 2015 and The Year Ended December 31, 2014

1.              DESCRIPTION OF THE TRANSACTION

The accompanying unaudited pro forma condensed consolidated financial statements of Tahoe Resources Inc. (“Tahoe”) have been prepared to give effect to the definitive agreement (the “Arrangement Agreement”) entered into by Tahoe and Lake Shore Gold Corp (“Lake Shore”), dated February 8, 2016 pursuant to which Tahoe will directly acquire all issued and outstanding common shares of Lake Shore by way of a plan of arrangement (the “Lake Shore Transaction”).

Under the terms of the Arrangement Agreement, each issued and outstanding common share of Lake Shore Gold will be exchanged for 0.1467 of a Tahoe common share (the “Exchange Ratio”). Upon closing of the Arrangement, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro-forma company, respectively, on a fully diluted in-the-money basis.

Based on the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) of CAD$11.66 on February 5, 2016, the offer implies consideration of CAD$1.71 per Lake Shore Gold common share which represents a premium of 14.8% to the closing price of Lake Shore Gold common shares of CAD$1.49 on the TSX on February 5, 2016 and a premium of 25.7% based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 5, 2016. The implied equity value (assuming the conversion of in-the-money convertible debentures) is equal to $679 million (CAD$945 million). The final transaction value will be determined upon closing of the Lake Shore Transaction.

The accompanying unaudited pro forma condensed consolidated financial statements of Tahoe have been prepared to give effect to the Lake Shore Transaction.

2.              BASIS OF PREPARATION

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2015 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 combine the historical consolidated statements of operations of Tahoe, Rio Alto Mining Limited (“Rio Alto”), which was acquired on April 1, 2015 (the “Rio Alto Acquisition”), and Lake Shore to give effect to the Lake Shore Transaction and Rio Alto Acquisition as if they had occurred on January 1, 2014.

The unaudited pro forma condensed consolidated statements of financial position as at September 30, 2015 combines the historical consolidated statement of financial position of Tahoe, as at that date, and the audited annual consolidated statements of financial position of Lake Shore as at December 31, 2015 to give effect to the Lake Shore Transaction as if it had occurred on September 30, 2015.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

Lake Shore’s historical results of operations for the nine months ended September 30, 2015 and December 31, 2014 have not been adjusted to reflect the Lake Shore Transaction of Temex Resources (“Temex”) by Lake Shore as it was accounted for as an asset acquisition and not a business combination and is therefore not considered an indirect acquisition under National Instrument 51-102 — Continuous Disclosure Obligations.

The historical audited consolidated financial statements of Rio Alto for the year ended December 31, 2014 have not been adjusted to give effect to the acquisition of Sulliden Gold Corporation Limited (“Sulliden”) which occurred in August 5, 2014. Rio Alto’s historical financial information does not give pro forma effect to the Sulliden acquisition because Rio Alto had consolidated the results of Sulliden since the date of the acquisition and as the pro forma impact of the seven-month period beginning January 1, 2014 through July 31, 2014 was determined to not be material. The operations of Sulliden have been included in Rio Alto’s operations from August 5, 2014.

The unaudited pro forma condensed consolidated financial statements were based on and should be read in conjunction with the following:

•                  Unaudited condensed consolidated interim financial statements of Tahoe as at and for the nine months ended September 30, 2015 and the accompanying notes;

•                  Unaudited condensed consolidated interim financial statements of Lake Shore as at and for the nine months ended September 30, 2015 and the accompanying notes;

•                  Audited consolidated financial statements of Tahoe for the year ended December 31, 2014 and the accompanying notes;

•                  Audited consolidated financial statements of Lake Shore for the year ended December 31, 2015 and December 31, 2014 and the accompanying notes;

•                  Audited consolidated financial statements of Rio Alto for the year ended December 31, 2014 and the accompanying notes; and

•                  Unaudited condensed consolidated interim financial statements of Rio Alto for the three months ended March 31, 2015 as disclosed in Tahoe’s Business Acquisition Report dated June 12, 2015.

The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the respective company’s websites.

The historical consolidated financial statements of Rio Alto and Lake Shore have been adjusted to give effect to the following pro forma events:

•                  Those that are directly attributable to the Rio Alto Acquisition and Lake Shore Transaction;

•                  Those that are factually supportable; and

•                  Those with respect to the pro forma consolidated statements of operations expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what Tahoe’s financial position or financial performance actually would have been had the Lake Shore Transaction

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

been completed as of the dates indicated and does not purport to project the future financial position or operating results of Tahoe.

The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of September 30, 2015.

The Lake Shore Transaction is considered to be a business combination under IFRS 3 — Business combinations (“IFRS 3”). The unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. Accordingly, the purchase price calculation and purchase price allocation are dependent upon fair value estimates and assumptions as at the Lake Shore Transaction date. There are instances where adequate information is not available at the time of the preparation of these unaudited pro forma condensed consolidated financial statements to perform an estimate of fair value. Tahoe will finalize all amounts as it obtains the information necessary to complete the measurement process, which can be no later than one year from the Lake Shore Transaction date. Accordingly, pro forma adjustments contained herein are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited pro forma condensed consolidated financial statements of Tahoe and Tahoe’s future performance and financial position.

These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not reflect the additional savings or costs that may result from the transaction. There can be no assurance that cost savings and synergies will be achieved; however, if achieved, these could result from the reduction of overhead and elimination of duplicative functions. Similarly, no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the transaction.

3.              HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

a)             LAKE SHORE

In order to give pro forma effect to the Lake Shore Transaction on the historical consolidated statements of financial position and consolidated statement of operations of Tahoe as at and for the nine months ended September 30, 2015 and the consolidated statements of operation for the year ended December 31, 2014, Lake Shore’s historical audited consolidated statement of financial position as at December 31, 2015, historical unaudited condensed interim consolidated statements of comprehensive income as at and for the nine months ended September 30, 2015 and audited consolidated statement of comprehensive loss for the year ended December 31, 2014 have been adjusted to give effect to the items that would have been settled had they occurred as of September 30, 2015 and January 1, 2014, respectively.

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

b)             TAHOE

In order to give pro forma effect to Tahoe’s acquisition of Rio Alto on the historical consolidated statement of operations of Tahoe for the nine months ended September 30, 2015 and the consolidated statement of operations for the year ended December 31, 2014, Rio Alto’s historical unaudited condensed interim consolidated statement of net income and comprehensive income for the three months ended March 31, 2015 and the audited consolidated statement of net income and comprehensive income for the year ended December 31, 2014 have been adjusted to give effect to the items that would have been settled had they occurred as of January 1, 2014 (Schedules 4 and 5, respectively).

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

The pro forma condensed consolidated statement of operations of Tahoe for the nine months ended September 30, 2015 was prepared using Tahoe’s historical unaudited condensed interim statement of operations for the nine months ended September 30, 2015 and Rio Alto’s unaudited condensed interim statement of operations for the three months ended March 31, 2015 which were released in the BAR dated June 12, 2015 (Schedule 4).

4.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the consolidated financial statements of Tahoe as at September 30, 2015 and December 31, 2014. Management has determined, based on their initial assessment that the following basis of presentation and accounting policies differ between the two companies:

•                  Lake Shore’s functional currency is the Canadian dollar (“CAD”) which results in foreign exchange differences recognized in other comprehensive income upon translation to USD. The Lake Shore financial statements have been translated into USD using exchange rates of 0.7225 at December 31, 2015 and average rates of 0.7937 and 0.9053 for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively (Schedules 1,2 and 3);

•                  Lake Shore’s depletion is calculated on a unit of production basis over measured and indicated resources. Tahoe’s basis for depletion is over proven and probable reserves.

Pro forma adjustments were made as described in note 6 and are necessary for the relevant items of Lake Shore’s consolidated financial statements to conform to the accounting policies used by Tahoe in the preparation of its consolidated financial statements. Tahoe is currently evaluating the impact of potential changes in accounting policies noted above and have therefore not included any specific adjustments in the pro forma unaudited condensed consolidated financial statements for such matters.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

Management has determined, based on their initial assessment that the following accounting policies in the following areas will have to be adopted upon completion of the Lake Shore Transaction as they are not currently applicable to Tahoe:

•                  Investments in associates;

•                  Joint arrangements;

•                  Equity(flow-through shares);

•                  Available for sale financial instruments; and

•                  Employee benefits (defined contribution pension plan).

5.              PURCHASE PRICE ALLOCATION

Lake Shore constitutes a business as defined by IFRS 3, and consequently, the Company has applied the principles of IFRS 3 in accounting for the acquisition of 100% of the issued and outstanding common shares of Lake Shore.

A summary of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

Tahoe purchase consideration:
Fair value estimate of the Tahoe share consideration	$532,538
Fair value estimate of the consideration for options	9,725
Fair value estimate of the consideration for warrants	1,153
Total consideration	$543,416

The purchase price consideration reflects the number of outstanding shares and Lake Shore shares issuable upon the exercise of the outstanding Lake Shore convertible securities as at September 30, 2015. For purposes of pro forma presentation, all issued and outstanding warrants and options of Lake Shore, outstanding at the Lake Shore Transaction date were converted into common shares, warrants or options of Tahoe. Fair value assumptions used are disclosed in note 6.

The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of February 8, 2016 (note 6j).

Pro forma presentation
Cash and cash equivalents	$70,559
Trade and other receivables	3,566
Inventories	16,555
Other current and non-current assets	3,490
Property, plant and equipment	93,324
Mineral interests and exploration potential	509,429
Goodwill	3,627
Deferred tax asset	25,158

Accounts payable, accrued liabilities and other	(22,832)
Lease obligation	(14,621)
Reclamation provision	(5,182)
Non-current debt	(71,744)
Deferred tax liability	(67,913)
Total net assets acquired	$543,416

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

For the purposes of these unaudited pro forma condensed consolidated financial statements, the excess of the total consideration over the net identifiable assets to be acquired has been included as goodwill. The estimate of the fair value of property, plant, and equipment, mineral interests and exploration potential is preliminary and is subject to change. The final purchase price and the fair value of the net assets to be acquired will ultimately be determined after the closing of the Lake Shore Transaction. Therefore, it is likely that the purchase prices, including share considerations, and the fair values of assets acquired and liabilities assumed will vary from those shown above. The actual fair value of the assets and liabilities may differ materially from the amounts disclosed above in the preliminary pro forma purchase price allocation because of changes in share prices and fair values, as further analysis is completed.

6.              PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following assumptions and adjustments to give effect to the Lake Shore Transaction, as if the Lake Shore Transaction had occurred on September 30, 2015 for the consolidated statement of financial position and January 1, 2014 for the consolidated statement of operations. Assumptions relating to the share price of Tahoe are based on the date of Lake Shore Transaction of February 8, 2016. Assumptions and adjustments made are as follows:

a)             An adjustment to reflect the issuance of 67,954,796 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore share. The closing price of Tahoe shares on the TSX on February 8, 2016 was CAD$10.91 at the CAD/USD Bank of Canada foreign exchange rate on that date of 0.7183 for total consideration of $532,538 (CAD$741,387);

b)             An adjustment to assume the issuance of 228,921 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore warrant. The fair value of the warrants was determined using the Black-Scholes valuation model for total consideration of $1,153 (CAD$1,605);

c)              An adjustment to reflect the issuance of 2,669,760 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore option. The fair value of the options was determined using the Black-Scholes valuation model for total consideration of $9,725 (CAD$13,539);

d)             An adjustment to reflect the fair value of 377,748 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore DSU. The fair value of the DSUs was determined by multiplying the number of replacement DSUs by the closing price of Tahoe shares on the TSX on February 8, 2016 for total fair value of $2,960 (CAD$4,121). Tahoe has assumed that the DSUs will be converted into cash prior to the closing of the Lake Shore Transaction and has included the fair value in accounts payable and accrued liabilities;

e)              An adjustment to reflect the fair value of 964,666 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore PSU. The fair value of the PSUs was determined by multiplying the number of replacement PSUs by the closing price of Tahoe shares on the TSX on February 8, 2016 for a total fair value of $7,560 (CAD$10,525). Tahoe has assumed that the PSUs will be converted into cash prior to the closing of the Lake Shore Transaction and has included the fair value in accounts payable and accrued liabilities;

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

f)               An adjustment to reflect the fair value of inventories held by Lake Shore. The fair value of product inventory was adjusted by $2,305 (CAD$3,208) to reflect the ounces held in inventory at the spot price of gold on February 8, 2016, of $1,062/oz (CAD$1,479/oz) less estimated refining and transportation costs of $5 per ounce;

g)              The book value of mineral interests of Lake Shore has been eliminated and recognized at its estimated fair value;

h)             An adjustment of $27,354 to reflect the accrual of transaction costs, change of control costs and the fair value of the DSUs and PSUs (notes 6d and 6e) which are assumed to be paid out upon completion of the Lake Shore Transaction;

i)                 An adjustment of $4,115 to reflect the issuance of Tahoe shares included as part of transaction costs;

j)                The excess of purchase consideration over fair values of net assets of Lake Shore in the amount of $3,627 has been assigned to goodwill;

k)             An adjustment to reflect the fair value of the long-term debt of $3,336 (CAD$4,618) which has been assumed to be the fair value of the cash repayments for the purposes of these pro forma condensed consolidated financial statements;

l)                 Share-based liabilities, representing the fair value of Lake Shore DSUs and PSUs have been eliminated as they will be paid out on completion of the Lake Shore Transaction (note 6h);

m)         Equity balances of Lake Shore have been eliminated;

n)             A deferred tax asset related to input tax credits and net operating losses of $25,158 (CAD$35,025) has been recognized;

o)             A deferred tax liability related to the excess purchase price consideration and fair market value adjustments of $67,913 (CAD$94,547) has been recognized and will be reversed through income as the underlying asset is consumed.

p)             An adjustment to reflect the additional depreciation and depletion incurred based on the fair value adjustment on the depletable assets acquired and the related tax effects at the statutory rates based on management’s estimate of reserves.

q)             The fair value of the deferred premium on flow through shares, the lease obligation and the reclamation provision have been assumed to be equal to their carrying values.

r)                Weighted average assumptions and ranges used in the Black-Scholes valuation calculations of the fair value of the warrants and options are as follows:

	Warrants	Options
Share price (CAD$) at Feb. 8, 2016	$10.91	$10.91
Exercise price (CAD$)	$2.52-4.10	$2.52-25.97
Expected volatility	58.64%	42.36%-54.99%
Expected life (years)	0.10	0.22-4.82
Expected dividend yield	3.06%	3.06%
Risk-free interest rate	0.35%	0.35%
Fair value (CAD$)	$6.77-8.36	$0.00-7.72
Feb. 8, 2016 CAD$ to USD$ exchange rate	$0.72	$0.72
Fair value (USD$)	$4.87-6.00	$0.00-5.54

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

7.              PRO FORMA SHARE CAPITAL

	September 30, 2015
	Number	Amount
Tahoe common shares outstanding	227,240,171	$1,912,819
Tahoe common shares issued under the Lake Shore Transaction	67,954,796	532,538
Tahoe common shares issued as transaction costs	455,019	4,115
Pro forma share capital	295,649,986	$2,449,472

8.              PRO FORMA EARNINGS PER SHARE

For the purposes of the unaudited pro forma condensed consolidated financial statements, the earnings per share has been calculated using the weighted average number of shares which would have been outstanding as at September 30, 2015, after giving effect to the Rio Alto Acquisition and the Lake Shore Transaction as if they had occurred on January 1, 2014.

	September 30, 2015	December 31, 2014
Tahoe actual weighted average common shares outstanding	200,969,554	147,405,379
Tahoe common shares issued under the Rio Alto Acquisition	—	75,991,381
Tahoe common shares issued under the Lake Shore Transaction	67,954,796	67,954,796
Tahoe common shares issued under the Lake Shore Transaction as transaction costs	339,791	339,791
Pro forma weighted average Tahoe common shares outstanding - Basic	269,264,141	291,691,347
Pro forma weighted average Tahoe common shares outstanding - Diluted	272,406,408	295,176,920
Pro forma Tahoe earnings	$20,570	$133,023
Pro forma Tahoe earnings per share - basic	$0.08	$0.46
Pro forma Tahoe earnings per share - diluted	$0.08	$0.45

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 1

Lake Shore consolidated statement of financial position as at December 31, 2015

	Lake Shore Gold Corp.	CAD/USD rate	Pro Forma Consolidated
	CAD	0.7225	USD
ASSETS
Current
Cash and cash equivalents	$97,659		$70,559
Receivables and prepaids	4,936		3,566
Inventories and stockpiled ore	19,724		14,250
	122,319		88,375
Non-current
Available for sale financial assets and warrant investments	1,632		1,179
Investment in associates	283		204
Restricted cash	2,916		2,107
Mineral interests	544,488		393,393
	549,319		396,883
Total Assets	$671,638		$485,258
LIABILITIES
Current
Accounts payable and accrued liabilities	$29,022		$20,968
Current portion of lease obligations	10,170		7,348
Current portion of share based liabilities	2,257		1,631
Deferred premium on flow through shares	2,579		1,863
	44,028		31,810
Non-current
Finance lease obligation	10,066		7,273
Long-term debt	94,682		68,408
Share based liabilities	3,428		2,476
Environmental rehabilitation provision	7,172		5,182
Total liabilities	159,376		115,149
SHAREHOLDERS’ EQUITY
Share capital	1,064,041		768,770
Reserves	33,361		24,103
Equity portion of convertible debentures	14,753		10,659
(Deficit) Earnings	(599,893)		(433,423)
Total Shareholders’ Equity	512,262		370,109
Total Liabilities and Shareholders’ Equity	$671,638		$485,258

(1)         Translated using the December 31, 2015 closing Bank of Canada CAD/USD exchange rate

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 2

Consolidated statement of operations adjustments for the nine months ended September 30, 2015

	Lake Shore Gold Corp.	CAD/USD rate	Pro Forma Consolidated
		0.7937
Revenues	$209,614		$166,370
Operating costs
Production costs	101,163		80,293
Depreciation and depletion	61,113		48,505
Total operating costs	162,276		128,798
Mine operating earnings	47,338		37,572

Other operating expenses
Exploration	18,221		14,462
Share of loss in investment in associates	195		155
General and administrative	11,161		8,858
Total other operating expenses	29,577		23,475
Earnings from operations	17,761		14,097

Other expense (income)
Interest expense	9,161		7,271
Other expense (income)	(4,590)		(3,643)
Total other expense (income)	4,571		3,628

Net earnings	$13,190		$10,469

(1)         Translated using the average January 1 – September 30, 2015 closing Bank of Canada CAD/USD exchange rate.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 3

Consolidated statement of operations adjustments for the year ended December 31, 2014

	Lake Shore Gold Corp.	CAD/USD rate	Pro Forma Consolidated
		0.9053
Revenues	$256,144		$231,887
Operating costs
Production costs	120,303		108,910
Depreciation and depletion	71,729		64,936
Total operating costs	192,032		173,846
Mine operating earnings	64,112		58,041

Other operating expenses
Exploration	3,339		3,023
Write-down of available for sale investments	807		731
Share of loss in investment in associates	865		783
General and administrative	13,534		12,252
Total other operating expenses	18,545		16,789
Earnings from operations	45,567		41,252

Other expense (income)
Interest expense	18,669		16,901
Other expense (income)	3,284		2,973
Total other expense (income)	21,953		19,874

Net earnings	$23,614		$21,378

(1)         Translated using the average January 1 – December 31, 2014 closing Bank of Canada CAD/USD exchange rate.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 4

Consolidated statement of operations adjustments for the nine months ended September 30, 2015

	Tahoe Resources Inc.	Rio Alto	Pro Forma Adjustments	Pro Forma Consolidated
			Note 6p
Revenues	$364,830	$67,762	$—	$432,592
Operating costs
Production costs	174,989	33,476	—	208,465
Royalties	29,431	—	—	29,431
Depreciation and depletion	55,576	7,227	6,045	68,848
Total operating costs	259,996	40,703	6,045	306,744
Mine operating earnings	104,834	27,059	(6,045)	125,848

Other operating expenses
Exploration	5,856	660	—	6,516
General and administrative	31,557	21,079	—	52,636
Total other operating expenses	37,413	21,739	—	59,152
Earnings from operations	67,421	5,320	(6,045)	66,696

Other expense (income)
Interest expense	2,768	740	—	3,508
Net foreign exchange loss	380	2,223	—	2,603
Gain on investment	—	(684)	—	(684)
Other expense (income)	1,383	481	—	1,864
Total other expense (income)	4,531	2,760	—	7,291

Earnings before income taxes	62,890	2,560	(6,045)	59,405
Income tax expense	32,912	11,647	—	44,559
Deferred income tax expense (benefit)	(5,828)	1,871	(1,753)	(5,710)
Net earnings	$35,806	$(10,958)	$(4,292)	$20,556

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 5

Consolidated statement of operations adjustments for the year ended December 31, 2014

	Tahoe Resources Inc.	Rio Alto	Pro Forma Adjustments	Pro Forma Consolidated
			Note 6p
Revenues	$350,265	$270,408	$—	$620,673
Operating costs
Production costs	127,323	128,515	—	255,838
Royalties	20,830	—	—	20,830
Depreciation and depletion	43,313	30,116	17,906	91,335
Total operating costs	191,466	158,631	17,906	368,003
Mine operating earnings	158,799	111,777	(17,906)	252,670

Other operating expenses
Exploration	3,574	4,771	—	8,345
General and administrative	31,953	7,895	—	39,848
Total other operating expenses	35,527	12,666	—	48,193
Earnings from operations	123,272	99,111	(17,906)	204,477

Other expense (income)
Interest expense	5,640	868	—	6,508
Net foreign exchange loss	906	—	—	906
Gain on investment	—	(7,222)	—	(7,222)
Other expense (income)	1,036	3,303	—	4,339
Total other expense (income)	7,582	(3,051)	—	4,531

Earnings before income taxes	115,690	102,162	(17,906)	199,946
Income tax expense	24,900	47,673	—	72,573
Deferred income tax expense (benefit)	—	4,671	(5,193)	(523)
Net earnings	$90,790	$49,818	$(12,713)	$127,896

Any questions and requests for assistance may be directed to Lake Shore Gold Corp.’s
Proxy Solicitation Agent:

North American Toll Free Phone:

1-800-398-2142

Banks, Brokers and collect calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on March 31, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.              Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.              If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.              This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.              If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.              The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.              The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.              This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.              This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., Eastern Time, on March 29, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
www.investorvote.com
• Smartphone?
1-866-732-VOTE (8683) Toll Free	Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder	OR
I/We, being holder(s) of Lake Shore Gold Corp. hereby appoint: Alan Moon, or failing him, Anthony Makuch, or failing him, Alasdair Federico		Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Lake Shore Gold Corp. to be held at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, 123 Queen Street West, Toronto, Ontario M5H 2M9 on March 31, 2016 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Arrangement Resolution

To consider and, if deemed advisable, approve, with or without amendment a special resolution, the full text of which is set forth in Schedule “A” of the accompanying management information circular, approving (i) a reduction in the stated capital account maintained in respect of the issued and outstanding common shares of Lake Shore Gold Corp. (“Lake Shore”) in connection with the proposed plan of arrangement involving Lake Shore and Tahoe Resources Inc. (“Tahoe”), and (ii) a statutory plan of arrangement involving Lake Shore and Tahoe pursuant to section 192 of the Canada Business Corporations Act and pursuant to which Tahoe will acquire all of the issued and outstanding common shares of Lake Shore (“Lake Shore Shares”) and the holders of Lake Shore Shares will receive 0.1467 of one common share of Tahoe for each Lake Shore Share held.

	☐	☐	Fold

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

H S G Q	2 2 2 4 1 6	A R 0

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PROPOSED ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT IN RESPECT OF LAKE SHORE GOLD CORP. AND ITS SHAREHOLDERS AND INVOLVING TAHOE RESOURCES INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, INCLUDING THE SCHEDULES ATTACHED THERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL

TO:                                                                         LAKE SHORE GOLD CORP. (“Lake Shore”)

AND TO:              COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary” or the “Transfer Agent”, as the context may require)

This Letter of Transmittal is for use by registered holders of common shares of Lake Shore (the “Lake Shore Shares”) in connection with the proposed arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Tahoe Resources Inc. (“Tahoe”) of all of the issued and outstanding shares of Lake Shore by way of a plan of arrangement, all as more particularly described in the management information circular of Lake Shore dated March 7, 2016 (the “Information Circular”) that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the respective meanings set out in the Information Circular.

Under the Arrangement, each holder of Lake Shore Shares (“Lake Shore Shareholders”) will receive consideration per Lake Shore Share of 0.1467 of one common share in the capital of Tahoe (the “Tahoe Shares”).

Each Lake Shore Shareholder whose Lake Shore Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Lake Shore Shares as contemplated by this Letter of Transmittal.

GENERAL INFORMATION FOR ALL LAKE SHORE SHAREHOLDERS

All Lake Shore Shareholders are required to complete Step 1, Step 3 (Part B), Step 4 and Step 6. In addition, all U.S. Persons should complete and submit a Form W-9. See Instructions 11 and 12 and Schedule “A”.

The undersigned acknowledges and understands that in order to receive the Tahoe Shares the undersigned is entitled to receive under the Arrangement, this Letter of Transmittal, duly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany the certificate(s) (unless held in the Direct Registration System (“DRS”)) representing the

Lake Shore Shares deposited with the Depositary as set forth herein. Upon receipt and deposit of such materials, the Depositary will, following the completion of the Arrangement, send to the undersigned or hold for pick-up, in accordance with the instructions given below, a DRS advice (“DRS Advice”) representing the Tahoe Shares the undersigned is entitled to receive in exchange for the Lake Shore Shares deposited hereunder. Any Tahoe Shares issued in exchange for the Lake Shore Shares deposited hereunder will be issued in the name of the Lake Shore Shareholder as it appears in Step 1 unless otherwise indicated in Step 3B. NO FRACTIONAL TAHOE SHARES SHALL BE ISSUED FOR ANY OF THE LAKE SHORE SHARES DEPOSITED HEREUNDER.

The undersigned Lake Shore Shareholder covenants, represents and warrants that: (i) such Lake Shore Shareholder is the registered owner of the Lake Shore Shares being deposited hereunder and has good title to such shares; (ii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver such Lake Shore Shares and, when the Tahoe Shares to which such Lake Shore Shareholder is entitled under the Arrangement are deposited with and received by the Depositary (on behalf of such Lake Shore Shareholder), Tahoe will acquire good title to such Lake Shore Shares free and clear of any hypothecs, liens, charges, encumbrances, mortgages and security interests; (iii) the undersigned will execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of Lake Shore Shares for the Tahoe Shares that the undersigned is entitled to receive; (iv) the undersigned has received or obtained a copy of the Information Circular; (v) the undersigned acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned, and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and (vi) the undersigned will not transfer or permit to be transferred any of the deposited Lake Shore Shares. The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement.

The undersigned acknowledges and agrees that this Letter of Transmittal is not, and shall not be construed as, a proxy granted for use at the Lake Shore Meeting and that this Letter of Transmittal shall not serve to revoke any proxy for use at the Lake Shore Meeting previously conferred or agreed to be conferred by the undersigned (whether as agent, attorney-in-fact, attorney, proxy or otherwise) at any time with respect to the Lake Shore Shares deposited hereunder. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Lake Shore Meeting, has been or will be granted with respect to the Lake Shore Shares deposited hereunder. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal will survive the death or incapacity of the undersigned and any obligations of the undersigned hereunder are binding upon the heirs, legal representatives, successors and assigns of the undersigned.

Unless otherwise indicated in Step 2 or Step 3, the undersigned instructs the Depositary to mail the DRS Advice representing the Tahoe Shares the undersigned is entitled to receive in exchange for the Lake Shore Shares deposited hereunder to the undersigned at the address of the undersigned as shown on the register of Lake Shore Shareholders maintained by the Transfer Agent.

If the Arrangement is not completed, the Lake Shore Shares deposited hereunder and all other ancillary documents will be returned to the undersigned by mail at the address of the undersigned as shown on the register of Lake Shore Shareholders maintained by the Transfer Agent, unless (i) the undersigned completes Step 2, in which case such Lake Shore Shares and other documents will be held by the Depositary for pick-up or (ii) the undersigned completes Step 3, in which case such Lake Shore Shares and other documents will be mailed to the undersigned at the address specified in Step 3. The undersigned recognizes that Lake Shore has no obligation or authority pursuant to the instructions given below to transfer any Lake Shore Shares from the name of the registered Lake Shore Shareholder thereof if the Arrangement is not completed.

2

As of the Effective Date, the undersigned will cease to be a Lake Shore Shareholder and will only be entitled to receive the Tahoe Shares which the undersigned is entitled to receive under the Arrangement upon delivery of this Letter of Transmittal and all required documents to the Depositary. THE UNDERSIGNED ACKNOWLEDGES AND UNDERSTANDS THAT THE PLAN OF ARRANGEMENT PROVIDES THAT, SUBJECT TO ANY APPLICABLE LAWS, ANY CERTIFICATE FORMERLY REPRESENTING LAKE SHORE SHARES THAT IS NOT DEPOSITED WITH ALL OTHER REQUIRED DOCUMENTS ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE SHALL CEASE TO REPRESENT ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST LAKE SHORE, TAHOE OR THE DEPOSITARY.

The undersigned, by using this Letter of Transmittal in the English language, is deemed to have required that any contract evidencing the Arrangement, as well as all documents related thereto, be exclusively in the English language. Le sous-signé, en utilisant la version anglaise de cette lettre d’envoi, est considéré d’avoir exigé que tout contrat démontrant l’Arrangement, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

PLEASE CAREFULLY READ THE INFORMATION CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS SPECIFIED ON THE BACK PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE VALID DELIVERY.

3

STEP 1 - DESCRIPTION OF LAKE SHORE SHARES DEPOSITED

All Lake Shore Shareholders must complete this Step 1.

If any deposited Lake Shore Shares are registered in different names on several certificates/DRS Advice, it will be necessary to complete, sign and submit a separate Letter of Transmittal for each different registration.

Provide the following information with respect to the Lake Shore Shares deposited hereunder:

DESCRIPTION OF LAKE SHORE SHARES DEPOSITED

Name(s) and Address(es) of Registered Lake Shore Shareholder(s)	Certificate Number or Indicate Held in the DRS	Number of Lake Shore Shares Deposited

Total Number of Lake Shore Shares Deposited

Notes:

(1)                                 If space is insufficient, please attach a separate schedule to this Letter of Transmittal as outlined in Instruction 3.

(2)                                 The total of the number of Lake Shore Shares listed in the table above must equal the total number of Lake Shore Shares represented by certificates (or as evidenced in the DRS) enclosed with this Letter of Transmittal.

STEP 2 - HOLD FOR PICK-UP

☐                                    Check here if the Tahoe Shares the undersigned is entitled to receive upon completion of the Arrangement are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

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STEP 3 - SPECIAL DELIVERY INSTRUCTIONS AND
ISSUANCE INSTRUCTIONS

PART A - SPECIAL DELIVERY INSTRUCTIONS

SPECIAL DELIVERY INSTRUCTIONS See Instruction 5

To be completed only if a Lake Shore Shareholder wishes to have the Tahoe Shares the undersigned is entitled to receive upon completion of the Arrangement delivered to an address other than the address of the undersigned as shown on the register of Lake Shore Shareholders maintained by the Transfer Agent.

☐ Mail DRS Advice representing Tahoe Shares to

Name

Address

PART B — ISSUANCE INSTRUCTIONS

ALL LAKE SHORE SHAREHOLDERS MUST COMPLETE THIS PART B

All Lake Shore Shareholders must proceed to Step 4	ISSUANCE INSTRUCTIONS

☐ Issue DRS Advice representing the Tahoe Shares in the name of:

Name

Address

(City/Province or State)

(Country and Postal (Zip) Code)

(Telephone)

(Email Address)

(Social Insurance Number or Taxpayer Identification Number)

If special delivery instructions or issuance instructions to a person other than the registered Lake Shore Shareholder have been selected, Step 5 must also be completed.

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STEP 4 - AUTHORIZATION

All Lake Shore Shareholders must complete this Step 4.

The undersigned hereby deposits the certificate(s) (unless held in the DRS) representing the Lake Shore Shares described above under Step 1 to be dealt with, upon completion of the Arrangement, in accordance with this Letter of Transmittal.

SHAREHOLDER SIGNATURE(S)

This box must be signed by the registered holder of the Lake Shore Shares deposited hereunder exactly as his, her or its name(s) appear(s) on the certificate(s)/DRS Advice representing such Lake Shore Shares. See Instruction 4. If this box is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 4.

Name of Lake Shore Shareholder (please print)

Signature of Lake Shore Shareholder or Authorized Signatory (see Instruction 4)

Name and Capacity of Authorized Representative or Attorney (if applicable)

Date

Unless the undersigned has completed Step 2 or Step 3 above, the undersigned, by signing above, requests that the DRS Advice representing the Tahoe Shares the undersigned is entitled to receive in exchange for the Lake Shore Shares deposited hereunder be delivered by first class mail to the undersigned at the address of the undersigned as shown on the register of Lake Shore Shareholders maintained by the Transfer Agent.

STEP 5 - SIGNATURE GUARANTEE

GUARANTEE OF SIGNATURE(S)	Signature:
(If required under Instruction 4, 5 or 6)

Name of Firm:

Address:

Telephone:

Dated:

(stamp)

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STEP 6 - U.S. STATUS

All Lake Shore Shareholders must place an “X” in the applicable box below.

☐                                    The undersigned Lake Shore Shareholder is not a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

☐                                    The undersigned Lake Shore Shareholder is a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

For the definition of “U.S. Person”, see Instruction 11.

If you are a U.S. Person or are acting on behalf of a U.S. Person, you must complete the U.S. Internal Revenue Service (“IRS”) Form W-9 included below.

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INSTRUCTIONS

1.                                      Use of Letter of Transmittal

This Letter of Transmittal is for use by registered Lake Shore Shareholders only. A properly completed and duly executed Letter of Transmittal in the appropriate form (or a manually signed facsimile thereof) must be received by the Depositary, along with the certificate(s) (unless held in the DRS) representing the applicable Lake Shore Shares and all other documents required by the Depositary, at the appropriate address specified on the back page of this Letter of Transmittal, in order to facilitate prompt delivery of the Tahoe Shares the applicable Lake Shore Shareholder is entitled to receive.

Lake Shore Shareholders whose Lake Shore Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Lake Shore Shares as contemplated by this Letter of Transmittal.

The Plan of Arrangement provides that, subject to any applicable laws, any certificate that formerly represented Lake Shore Shares that are not deposited with all other documents required by the Plan of Arrangement on or before the day that is the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Lake Shore, Tahoe or the Depositary.

2.                                      Delivery of Letter of Transmittal and Certificates

The method used to deliver this Letter of Transmittal and the certificate(s) (unless held in the DRS) representing the Lake Shore Shares deposited hereunder is at the option and risk of the person depositing the certificate(s) and delivery will be deemed to be effective only when such documents are actually received by the Depositary. Lake Shore recommends that these documents be delivered by hand to the Depositary at the address specified on the back page of this Letter of Transmittal and a receipt obtained; otherwise, the use of registered mail, properly insured, with return receipt requested is recommended.

3.                                      Insufficient Space

If the space provided in Step 1 of this Letter of Transmittal is insufficient, the required information with respect to each of the Lake Shore Shares deposited hereunder should be attached as a separate schedule to this Letter of Transmittal, which separate schedule must be signed by the Lake Shore Shareholder.

4.                                      Signatures on Letter of Transmittal, Powers and Endorsements

This Letter of Transmittal must be signed (at Step 4) by the registered holder of the Lake Shore Shares deposited hereunder or by such Lake Shore Shareholder’s duly authorized representative.

(a)                                 If this Letter of Transmittal is signed by the registered holder(s) of the Lake Shore Shares deposited hereunder, the signature(s) must correspond with the name(s) of the registered Lake Shore Shareholder(s) as written on the face of the certificate(s)/DRS Advice without any change whatsoever.  If any of the Lake Shore Shares deposited hereunder are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal. If any deposited Lake Shore Shares are registered in different names on several certificates/DRS Advice, it will be necessary to complete, sign and submit a separate Letter of Transmittal for each different registration. If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate below the signature on the line marked “Name and Capacity of Authorized Representative or Attorney” when signing, and evidence satisfactory to the

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Depositary of such person’s authority to act should be submitted. The Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Lake Shore Shares deposited hereunder:

(i)                                     the certificate(s)/DRS Advice representing such Lake Shore Shares must be endorsed or accompanied by appropriate share transfer or stock transfer powers; and

(ii)                                  the signature(s) on such share transfer or stock transfer power must correspond with the name(s) of the registered Lake Shore Shareholder(s) as written on the face of such certificate(s)/DRS Advice, without any change whatsoever, and must be guaranteed as noted in Instruction 6.

5.                                      Special Delivery Instructions or Issuance Instructions

If the Tahoe Shares the undersigned is entitled to receive upon completion of the Arrangement are to be sent to an address other than the address of the undersigned as shown on the register of Lake Shore Shareholders maintained by the Transfer Agent, Step 3 (Part A) should be completed. If special delivery instructions are provided at Step 3 (Part A), or issuance instructions to a person other than the registered holder of Lake Shore Shares have been selected at Step 3 (Part B), the undersigned’s signature should be guaranteed as noted in Instruction 6.

6.                                      Guarantee of Signatures

If (a) the Letter of Transmittal is signed by a person other than the registered holder(s) of the Lake Shore Shares deposited hereunder or (b) the undersigned has provided special delivery instructions or issuance instructions to a person other than the registered holder(s) of Lake Shore Shares to the Depositary pursuant to Step 3 (Part A or Part B), such signature must be guaranteed by an Eligible Institution (as defined below) or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program, (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

7.                                      Lost Certificates

If a certificate evidencing a Lake Shore Share has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing such loss, theft or destruction, to the Depositary.

8.                                      Requests for Assistance and Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained under Lake Shore’s profile on SEDAR at www.sedar.com or, without charge, on request from the Depositary at the telephone number or address specified on the back page of this Letter of Transmittal. Lake Shore Shareholders may also contact their broker, dealer, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.

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9.                                      Defects or Irregularities in the Declaration and/or Deposit

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Lake Shore Shares deposited pursuant to the Arrangement will be determined by Lake Shore in its sole discretion. Lake Shore Shareholders agree that such determination shall be final and binding.  Lake Shore reserves the right, if it so elects, in its absolute discretion, to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. There shall be no duty or obligation upon Lake Shore, Tahoe, the Depositary or any other person to give notice of any defects or irregularities of any deposit, and no liability shall be incurred by any of them for failure to give any such notice.

10.                               Privacy notice from the Depositary

The Depositary is committed to protecting your personal information. In the course of providing services to you and the Depositary’s corporate clients, the Depositary receives non-public personal information about you from transactions it performs for you, forms you send to the Depositary, and other communications the Depositary has with you or your representatives. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and the Depositary’s clients’ needs and for other lawful purposes relating to the Depositary’s services. The Depositary has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available by writing to the Depositary at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Corporate Actions. The Depositary will use the information you are providing in this Letter of Transmittal in order to process your request and will treat your signature(s) on this Letter of Transmittal as your consent to the foregoing.

11.                               U.S. Shareholders: Form W-9

In order to comply with information reporting rules, a Lake Shore Shareholder who is a citizen or resident of the United States for U.S. federal income tax purposes or who is otherwise a “U.S. Person” for U.S. federal income tax purposes is required to provide the Lake Shore Shareholder’s current taxpayer identification number (“TIN”) by completing the Form W-9 attached as Schedule “A”, certifying under penalties of perjury that the TIN provided on that form is correct (or that such Lake Shore Shareholder has applied for and is awaiting receipt of a TIN), that the Lake Shore Shareholder is a U.S. Person for U.S. federal income tax purposes, and that (i) the Lake Shore Shareholder is exempt from backup withholding, (ii) the Lake Shore Shareholder has not been notified by the IRS that the Lake Shore Shareholder is subject to backup withholding as a result of failure to report all interest or dividends, or (iii) after being so notified, the IRS has notified the Lake Shore Shareholder that the Lake Shore Shareholder is no longer subject to backup withholding.

A “U.S. Person” is (a) an individual, citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity classified as a corporation for U.S. federal income tax purposes) or partnership (including an entity classified as a partnership for U.S. federal income tax purposes) created in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more U.S. Persons have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person. If the correct TIN is not provided or if any other information is not correctly provided, a penalty may be imposed on the Lake Shore Shareholder by the IRS. Willfully falsifying certifications or affirmations may result in civil and criminal penalties.

The TIN for an individual U.S. citizen or resident is the individual’s social security number.  A Lake Shore Shareholder who does not have a TIN may write “Applied For” in Part I of the IRS Form W-9 if such Lake Shore Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If a

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Lake Shore Shareholder has not provided a properly certified TIN to the Depositary by the time of payment, backup withholding will apply to all reportable amounts made to the payee in connection with the Arrangement.

Backup withholding is not an additional U.S. income tax.  Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished in a timely manner to the IRS.

Certain Lake Shore Shareholders, including generally, among others, corporations, are not subject to these backup withholding and information reporting rules. An exempt holder must enter its correct TIN in Part I of the IRS Form W-9, specify its “exempt payee code” and “exemption from FATCA reporting code”, as applicable, in the “Exemptions” box in accordance with the instructions of IRS Form W-9 on such form, and sign and date the form.

Entities that are disregarded as separate from their owners for U.S. federal income tax purposes should consult with their U.S. tax counsel regarding the proper IRS Form they should file.

All Lake Shore Shareholders are urged to consult their own tax advisors to determine which IRS Forms should be used and whether they are exempt from backup withholding.

Tahoe reserves the right in its sole discretion to take whatever steps are necessary to comply with its U.S. obligations regarding information reporting and backup withholding.

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SCHEDULE “A”

IRS FORM W-9

See Attached

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requester. Do not certain entities, not individuals; see Exempt payee code (if any) TIN on page 3. or Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3. U.S. person a Date a General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following: • Form 1099-INT (interest earned or paid) • Form 1099-DIV (dividends, including those from stocks or mutual funds) • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) • Form 1099-S (proceeds from real estate transactions) • Form 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) • Form 1099-C (canceled debt) • Form 1099-A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information. Form W-9 (Rev. 12-2014) Cat. No. 10231X Sign Here Signature of Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter. Employer identification number – Part II Certification Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification Give Form to the send to the IRS. Print or type See Specific Instructions on page 2. 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above 3 Check appropriate box for federal tax classification; check only one of the following seven boxes: Individual/sole proprietor or C Corporation S Corporation PartnershipTrust/estate single-member LLC Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) a Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner. 4 Exemptions (codes apply only to instructions on page 3): Exemption from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.) Other (see instructions) a 5 Address (number, street, and apt. or suite no.) Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a Social security number – –

Page 2 Form W-9 (Rev. 12-2014) Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States: • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships above. What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Page 3 Form W-9 (Rev. 12-2014) Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3. Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.” Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4

Page 4 Form W-9 (Rev. 12-2014) Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester 3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2. *Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. 1 Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information. 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. Circle the minor’s name and furnish the minor’s SSN. 2 For this type of account: Give name and SSN of: 1. Individual 2. Two or more individuals (joint account) 3. Custodian account of a minor (Uniform Gift to Minors Act) 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law 5. Sole proprietorship or disregarded entity owned by an individual 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A)) The individual The actual owner of the account or, if combined funds, the first 1 individual on the account The minor2 The grantor-trustee The actual owner1 The owner3 The grantor* For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual 8. A valid trust, estate, or pension trust 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 10. Association, club, religious, charitable, educational, or other tax-exempt organization 11. Partnership or multi-member LLC 12. A broker or registered nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i) (B)) The owner Legal entity4 The corporation The organization The partnership The broker or nominee The public entity The trust

THE DEPOSITARY FOR THE ARRANGEMENT IS:

Computershare Investor Services Inc.

By Registered Mail, Mail, Hand or Courier:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario, M5J 2Y1

Attention: Corporate Actions

Any questions and requests for assistance with completing this Letter of Transmittal may be directed to the Depositary at:

North American Toll Free Number: 1-800-564-6253

Overseas Number: 1-514-982-7555

E-mail: corporateactions@computershare.com

OFFICER’S CERTIFICATE

National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer Section 2.20

The undersigned, Alasdair Federico, the duly appointed Corporate Secretary and General Counsel of Lake Shore Gold Corp. (the “Company”), hereby provides notice that the Company intends to rely on Section 2.20 of National Instrument 54-101- Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and hereby certifies that the Company has arranged to:

(a)                                 have proxy-related materials for the Company’s special meeting of shareholders (the “Meeting”) scheduled to be held on March 31, 2016 sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)                                 have carried out all of the other requirements of NI 54-101.

DATED this 9th day of March, 2016.

/s/ Alasdair Federico
Alasdair Federico
Corporate Secretary and General Counsel